FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

REPSOL YPF, S.A.

Item
1.	Ordinary General Shareholders’ Meeting call.

2.	Consolidated annual accounts and relevant documents for the General Shareholders’ Meeting.

2008

Repsol YPF, S.A.

2008

5

Ordinary General Shareholders’ Meeting . 7

Call for AGM . 7

Proposals of Resolutions . 13

Reports of the Board of Directors on the Proposals of Resolutions . 17

Report containing additional information on the Management Report . 23

Report on the Remuneration Policy for Directors . 29

Audit and Control Committee Activity Report . 35

2008

CALL FOR ORDINARY GENERAL SHAREHOLDERS’ MEETING

7

Repsol YPF, S.A.

Call for Ordinary General Shareholders’ Meeting

By resolution of the Board of Directors of Repsol YPF, S.A., shareholders are called to the Ordinary General Shareholders’ Meeting which will be held at the Palacio Municipal de Congresos, Avenida de la Capital de España–Madrid, Campo de las Naciones, Madrid, on 13th May 2009 at 12:00 noon on first call, and at the same time and place on 14th May 2009 on the second call, with respect to the following:

Agenda

First. Review and approval, if appropriate, of the Annual Financial Statements and the Management Report of Repsol YPF, S.A., of the Consolidated Annual Financial Statements and the Consolidated Management Report, for the fiscal year ended 31st December 2008, of the proposal of application of its earnings and of the management by the Board of Directors during said year.

Second. Appointment, ratification or re-election of Directors:

2.1 Re-election as Director of Mr. Luis Suárez de Lezo Mantilla.

2.2 Appointment as Director of Mrs. María Isabel Gabarró Miquel.

Third. Appointment of the Accounts Auditor of Repsol YPF, S.A. and of its Consolidated Group.

Fourth. Authorisation to the Board of Directors, with express power of delegation, for the derivative acquisition of shares of Repsol YPF, S.A., directly or through controlled companies, within a period of 18 months from the resolution of the Shareholders Meeting, leaving without effect the authorisation granted by the Ordinary General Shareholders Meeting held on May 14, 2008.

Fifth. Delegation to the Board of Directors of the power to issue debentures, bonds and any other fixed rate securities of analogous nature, simples or exchangeables by issued shares of other companies, as well as promissory notes and preference shares, and to guarantee the issue of securities by companies within the Group, leaving without effect, in the portion not used, the eighth resolution of the General Shareholders’ Meeting held on May 31, 2005.

Sixth. Delegation of powers to supplement, develop, execute, rectify and formalize the resolutions adopted by the General Shareholders’ Meeting.

Rights of attendance

Shareholders whose shares have been registered in the appropriate stock ledger five days prior to the date set for the Shareholders’ Meeting and who have the corresponding attendance card may attend.

The attendance cards shall be issued by the proper entity participating in the systems managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (hereinafter IBERCLEAR) in each particular case. Said attendance cards may be exchanged on the date of the Shareholders’ Meeting for other standardized documents of record attendance, issued by the Company with the purpose of facilitating the drawing up of the attendance list, the exercise of the shareholders’ voting and other rights.

The registration of attendance cards shall begin two hours before the scheduled time of the General Shareholders’ Meeting.

For purposes of verifying the identity of shareholders or those who validly represent them, attendees may be asked, at the place of the General Shareholders Meeting, for evidence of their identity by means of the presentation of a National Identity Document or any other official document generally accepted for these purposes.

8

Representation

Any shareholder entitled to attend may be represented by a proxy, who needs not to be a shareholder.

If the name of the proxy is left blank on the proxy form received by the Company, it will be presumed granted in favour of the Chairman of the Board.

The voting instructions will be set out in proxy forms. If no express instructions are issued, the proxy will vote for the proposals submitted by the Board.

Save otherwise indicated by the represented shareholder, the proxy will be deemed extended to any business which, although not included on the agenda, may be put to the vote at the General Shareholders Meeting. In this case, the proxy will vote however he may consider most favourable for the interests of the represented shareholder.

Save otherwise expressly indicated by the represented shareholder, in cases where the proxy incurs a conflict of interests for voting on any item, included or not in the Agenda, put to the General Shareholders Meeting, the proxy will be considered granted to the Vice-Secretary to the Board of Directors.

Shareholders who grant a proxy must notify the person designated as representative of the proxy granted thereto. When the proxy is granted to a member of the Board of Directors, the notification of the proxy shall be deemed to be effected upon receipt by the Company of the documentation setting forth such proxy.

Right of information

In addition to the provisions of Article 112 of the Joint Stock Companies Act, as of the date of publication of this notice, the following documents are at shareholders disposal on the Shareholder Information Office, from 09:00 to 19:00, working days, and on the Company’s website at www.repsol.com: the Annual Financial Statements of Repsol YPF, S.A. and the Consolidated Annual Financial Statements of Repsol YPF Group, for the fiscal year ending on 31st December 2008; the Management Report of Repsol YPF, S.A. and the Consolidated Management Report for said year; the Report referred to Section 116.bis of the Securities Market Act; the Report of the Auditors on the Annual Financial Statements of Repsol YPF, S.A., and on the Consolidated Annual Financial Statements of Repsol YPF Group; the literal text of the proposals of resolutions already formulated corresponding to the points of the Agenda; the reports of the Board of Directors on each proposal of resolutions corresponding to the points of the Agenda; the Report on the remuneration policy for Directors; the Annual Report on Corporate Governance; the Corporate Responsibility Report; and the Activity Report of the Audit and Control Committee.

Shareholders may request the delivery or the sending free of charge of all the mentioned documents.

Distance voting and proxies prior to the general meeting

1. Voting by distance communication prior to the General Shareholders Meeting

Pursuant to Article 23 of the Articles of Association and Article 7 of the Regulations of the General Shareholders Meeting, shareholders entitled to attend may vote through distance communication on the proposals regarding the items on the Agenda prior to the date of the General Shareholders Meeting, provided the identity of the voting shareholder is duly guaranteed.

1.1 Means for distance voting

The means of communication valid for distance voting are as follows:

I. Postal vote

To vote by post on the items on the Agenda, shareholders must complete and sign the “Distance Voting” section of the attendance, proxy and voting card issued by the IBERCLEAR participating entity with which they have deposited their shares.

9 CALL FOR ORDINARY GENERAL SHAREHOLDERS’ MEETING Once the appropriate section of the card has been completed and signed, the shareholder must send it to the Company to the attention of the Shareholder Information Office at Paseo de la Castellana nº 278, 28046 Madrid.

If the attendance card does not include the section “Distance Voting”, the shareholder may use the Distance Voting Form provided on the company’s web site (www.repsol.com) and also available at the Shareholders Information Office. This form, duly signed, must be sent to the Company together with the corresponding attendance card, also signed.

II. Electronic vote

Shareholders may vote on the items on the Agenda for the General Meeting through the company’s web site (www.repsol.com), entering the AGM 2009 page and following the procedure established there, provided the shareholder has a recognised or advanced electronic signature, based on a recognised and valid electronic certificate issued by the Entidad Pública de Certificación Española (CERES), of the Fábrica Nacional de Moneda y Timbre, and uses it to identify himself.

1.2 Specific rules for distance voting

I. Voting indications

If the shareholder sending a distance vote fails to mark any of the boxes provided for any of the items on the Agenda, he will be presumed to vote for the Board’s proposal.

II. Receipt by company

In order to be valid, postal or electronic votes must be received by the company no later than 09:00 on May 12th, 2009. After this time, the Company will only accept the votes cast at the General Shareholders Meeting.

2. Distance proxies

Pursuant to Article 24 of the Articles of Association and Article 8 of the Regulations of the General Shareholders Meeting, shareholders entitled to attend may grant a proxy by distance communication on the proposals regarding the items on the Agenda and prior to the date of the General Shareholders Meeting, provided the identity of the persons concerned is duly guaranteed.

2.1 Means for granting distance proxies

The means of communication valid for distance proxies are as follows:

I. Postal proxy

To grant proxies by post, shareholders must complete the corresponding section of the attendance, proxy and voting card issued by the IBERCLEAR participating entity with which they have deposited their shares. This section must be signed by the shareholder and sent to the Company to the attention of the Shareholder Information Office, Paseo de la Castellana nº 278, 28046 Madrid.

At the place and date of the General Shareholders Meeting, the proxies must prove their identity by showing their identity cards or any other official document generally accepted for these purposes, together with a copy of the proxy, if necessary, so that the company can confirm the proxy granted.

II. Electronic proxy

Shareholders may grant proxies through the company’s web site (www.repsol.com), entering the page of the AGM 2009 and following the procedure established there, provided the shareholder has a recognised or advanced electronic signature, based on a recognised, valid electronic certificate issued by Entidad Pública de Certificación Española (CERES), of the Fábrica Nacional de Moneda y Timbre, and uses it to identify himself.

At the place and date of the General Shareholders Meeting, the proxies must prove their identity by showing their identity cards or any other official document generally accepted for these purposes, together with a print-out of the electronic proof of proxy, if necessary, so that the company can confirm the proxy granted.

10 2.2 Specific rules for distance proxies

Distance proxies will also be subject to the general rules applicable to representation, related to (i) blank proxies received by the Company; (ii) absence of voting instructions and extension of proxy to any business not included on the agenda that may be put to the vote at the General Shareholders Meeting; (iii) voting instructions regarding points not included in the Agenda; (iv) designation of a representative’s substitute when the representative is in a conflict of interests in relation with the vote of any business, included or not in the Agenda, that may be put to the vote of the General Shareholders Meeting; and (v) the necessary notification to the representative of the proxy granted.

In order to be valid, distance proxies must be received by the Company no later than 09:00 on May 12th, 2009. After this time, the company will only accept the proxies made in writing through the attendance, proxy and voting cards presented for registration of shareholders on entry at the place and date scheduled for the General Shareholders Meeting.

3. Rules common to distance voting and distance proxies

I. Confirmation of distance vote or distance proxy

The validity of votes cast and proxies granted through distance communication is subject to checking of the particulars supplied by the shareholder against those contained in the file supplied by IBERCLEAR. In the event of any discrepancy between the number of shares indicated by the shareholder in the proxy form or distance voting form and those indicated in the aforesaid file, the number of shares indicated by IBERCLEAR will prevail for the purposes of quorum and voting.

II. Rules of priority

Personal attendance of the General Shareholders Meeting by a shareholder who has previously granted a proxy or voted through distance communication, by whatsoever means used, will render that distance proxy or vote void.

If a shareholder validly issues both a distance vote and a proxy, the former will prevail. Similarly, electronic votes and proxies will prevail over those sent by post.

Electronic votes and proxies may be rendered void through express revocation by the shareholder through the same means.

III. Other provisions

The Company reserves the right to modify, suspend, cancel or restrict the electronic voting and proxy mechanisms for technical or security reasons. The Company further reserves the right to request additional identification from shareholders as and when it may so deem fit to guarantee the identity of those concerned, the authenticity of the vote or proxy and, in general, the legal certainty of the General Shareholders Meeting.

The Company will not be responsible for any damages caused to shareholders through unavailability or failure in the maintenance and effective functioning of its web site and the services and contents provided through such site, or for any faults, overrun, overload, fallen lines, connection faults or whatsoever other similar incidents beyond the Company’s control, which prevent use of the electronic voting and proxy mechanisms.

The electronic mechanisms for distance voting and proxy will be operative as of April 20st 2009 and up to May 12th 2009 at 09:00.

In any aspects not expressly contemplated in these procedures, the General Conditions set out in the Legal Notice on the Company’s web site will be applicable.

11 CALL FOR ORDINARY GENERAL SHAREHOLDERS’ MEETING Presence of notary

The Board of Directors has requested the presence of a Notary to take the Minutes of the General Shareholders’ Meeting.

General information

All personal data submitted by the shareholders for the exercise or delegation of their rights of attendance and vote at the General Shareholders Meeting shall be used by the Company for the development, management and control of the shareholding relation, and therefore for inform them about the Company’s business and activities.

Save otherwise indicated by the shareholders (using the free telephone number 900 100 100) between the date of the meeting and the following thirty days, the abovementioned data may also be used by the Company to send their shareholders information about the oil&gas sector. Once those thirty days have elapsed – without opposition – the consent for such use shall be considered granted by the shareholder.

The rights of access, rectification, deletion and opposition may be exercised in the terms prescribed by Law by written communication sent to the registered office of the Company, at Paseo de la Castellana 278, 28046 Madrid.

Forecast of holding the shareholders’ meeting

It is expected to hold the General Shareholders’ Meeting on SECOND CALL, that is, on May 14th 2009, at the place and time indicated above. Otherwise, an announcement shall be made in the daily press with sufficient advance notice.

Madrid, March 25th, 2009

The Director Secretary of the Board of Directors

12

2008

Proposals of resolutions

13

Ordinary General Shareholders’ Meeting 2009 Proposals of Resolutions

Proposal of resolutions concerning the first point on the Agenda (“Review and approval, if appropriate, of the Annual Financial Statements and the Management Report of Repsol YPF, S.A., of the Consolidated Annual Financial Statements and the Consolidated Management Report, for the fiscal year ended 31st December 2009, of the proposal of application of its earnings and of the management by the Board of Directors during said year.”)

First. To approve the Annual Financial Statements (Balance Sheet, Profit and Loss Account, statement of changes in equity, statement of cash flows, and Notes) and the Management Report of Repsol YPF, S.A. corresponding to the fiscal year ending on the 31st of December 2008, as well as the Consolidated Annual Financial Statements and the Management Report of its Consolidated Group, corresponding to the same fiscal year.

Second. To approve the management of the Board of Directors of Repsol YPF, S.A. corresponding to fiscal year 2008.

Third. To approve the proposal to allocate the earnings of Repsol YPF, S.A. corresponding to fiscal year 2008, consisting in a profit of 1,671,499,272.64 euros, distributing this amount in the following way:

The sum of 1,281,906,636.15 euros will be allocated to the payment of dividends, of which 640,953,318.075 euros have already been paid out as interim dividends prior to this General Shareholders Meeting. The remaining 640,953,318.075 euros will be allocated to the payment of a complementary dividend for 2008, at a sum of 0.525 euros per share, to be paid to the shareholders as from the 9th of July 2009.

The sum of 389,592,636.49 euros will be allocated to the provisions for the Company’s voluntary reserves.

Proposal of resolutions concerning the second point on the Agenda (“Appointment, ratification or re-election of Directors”).

2.1 Re-election as Director of Mr. Luis Suárez de Lezo Mantilla.

To re-elect Mr. Luis Suárez de Lezo Mantilla, as Director of the Company, for a new period of four years.

2.2 Appointment as Director of Mrs. María Isabel Gabarró Miquel

To appoint Mrs. María Isabel Gabarró Miquel, as Director of the Company, for a statutory term of four years.

Proposal of resolutions concerning the third point on the Agenda (“Appointment of the Accounts Auditor of Repsol YPF, S.A. and of its Consolidated Group”).

To re-elect as the Accounts Auditor of Repsol YPF, S.A. and of its Consolidated Group the company Deloitte, S.L., domiciled in Madrid, Plaza Pablo Ruiz Picasso, number 1 (Torre Picasso) and tax identification code B-79104469, entered in the Official List of Registered Auditors of Spain under number S-0692, and entered in the Commercial Register of Madrid in volume 13,650, folio 188, section 8, sheet M-54414, for the period of one year. It is also entrusted with carrying out the other audit services required by Law and needed by the Company until the next Ordinary General Shareholders Meeting is held.

14 Proposal of resolutions concerning the fourth point on the Agenda (“Authorization to the Board of Directors, with express power of delegation, for the derivative acquisition of shares of Repsol YPF, S.A., directly or through controlled companies, within a period of 18 months from the resolution of the Shareholders Meeting, leaving without effect the authorization granted by the Ordinary General Shareholders Meeting held on May 14, 2008”).

First. To authorize the Board of Directors for the derivative acquisition of shares of Repsol YPF, S.A., by sale, purchase, exchange or any other onerous legal business modality, directly or through controlled companies, up to a maximum number of shares, that added to those already own by Repsol YPF, S.A. and its subsidiaries, not exceeding 5% of the share capital and for a price or equivalent value that may not be lower than the nominal value of the shares nor exceed the quoted price on the stock market.

The shares so acquired may be disbursed among the employees and directors of the Company and its Group or, if appropriate, used to satisfy the exercise of option rights that such persons may hold.

This authorization, which is subject to the compliance of all other applicable legal requirements, shall be valid for 18 months, counted as from the date of the present General Shareholders Meeting, and leaves without effect the authorization granted by the last Ordinary General Shareholders Meeting held on the 14th May 2008.

Second. To authorize the Board of Directors to delegate, pursuant to the provisions of article 141.1 of Joint Stock Companies Act, the delegated powers contemplated in section first of these resolutions.

Proposal of resolution concerning the fifth point on the Agenda (“Delegation to the Board of Directors of the power to issue debentures, bonds and any other fixed rate securities of analogous nature, simples or exchangeable for issued shares of other companies, as well as promissory notes and preference shares, and to guarantee the issue of securities by companies within the Group, leaving without effect, in the portion not used, the twelfth resolution of the General Shareholders’ Meeting held on May 31, 2005.”)

First. To Delegate to the Board of Directors, in accordance with the general applicable regime and the provisions of Article 319 of the Regulations of the Commercial Register, the power to issue, once or on several occasions, fixed rate securities in accordance with the following conditions:

1. Description of the securities. The securities this delegation refers to include debentures, bonds and any fixed rate securities of analogous nature, simple or exchangeable for issued shares of other companies. Likewise, this delegation may be used also for the issuance of preference shares or promissory notes, under this or another denomination. The delegation includes, in such particular case, the power to establish and/or renew continuous or open-ended programs of corporate promissory notes.

2. Term. The issuance of securities may be made once or on several occasions at any moment within a maximum period of five years counted as from the date of this resolution.

3. Maximum amount. The aggregate maximum amount of securities to be issued by virtue of this delegation will be the following:

a. 15,000,000,000, or the equivalent in another currency, for debentures, bonds and any fixed rate securities of analogous nature;

b. 3,000,000,000, or the equivalent in another currency, for promissory notes; such limit refers to the nominal balance of the promissory notes in circulation at any time and not to the aggregate amount of the different issues;

c. 3,000,000,000, or the equivalent in another currency, for preference shares;

Proposals of resolutions

15

4. Extension of the delegation. The Board of Directors shall be responsible for deciding the terms and conditions of each particular issue, including but not limited, to the following: amount of each issue (with strict observance at all time of the applicable quantitative limits); the number of securities and its par value; the applicable law; the issuing place –domestic or abroad- and currency, and in case of foreign currency, its equivalent in euros; the issuing date or dates; in case of debentures, the kind of obligations among those permitted by law, that may be totally or partially exchangeable (being compulsory or voluntary, and in this last case, whether at the option of the holder and/or the issuer) for issued shares or other companies; the form of the securities; the guarantees; the interest rate; the maturity date; the regime and forms of redemption; the admission, if appropriate to listing on any secondary market, national or foreigner, of the securities issued with compliance of the conditions required in each case by the law in force; the designation, if appropriate, of the Commissioner and the approval of the main rules that will govern the legal relations between the Company and the association of holders of the securities issued; in case of programs for the issue of promissory notes, the aggregate maximum amount of the program or programs, the maximum and minimum par value of the promissory notes to be issued, the issue and allotment procedure or system and, in general, any other aspect or condition of the issues or programs, including its subsequent amendment.

5. Guarantee of issues of fixed rate securities by companies within the Group. The Board is also empowered, within a period of five years, to guarantee on behalf of the Company the issuances of fixed rate securities (debentures, bonds, notes or any other securities) as well as the issues of promissory notes and preference shares by companies within the Group.

6. Listing. The Board is empowered to apply for the listing of the debentures, bonds, promissory notes, preference shares and of any other securities issued by the Company by virtue of this delegation, if appropriate or if it deems convenient, on official or unofficial, organized or OTC, national or foreign secondary markets, carrying out in such case the necessary proceedings and acts for the listing before the competent authorities of the different national or foreigner securities markets, conferring to the Board of Directors the widest powers for such purpose.

7. Power of delegation. The Board of Directors is authorized to delegate the delegated powers contemplated in this resolutions, pursuant to the provisions of article 141.1 of the Joint Stock Companies Act.

Two. This resolution leaves without effect, in the portion not used, the authorization to issue debentures, bonds and any other fixed rate securities of analogous nature, simples or exchangeable for issued shares of other companies, as well as promissory notes and preference shares, and to guarantee the issue of securities by companies within the Group, granted by the Ordinary General Shareholders’ Meeting held on May 31, 2005 in favor of the Board of Directors, under point eighth of the Agenda.

Proposal of resolutions concerning the sixth point on the Agenda (“Delegation of powers to supplement, develop, execute, rectify and formalize the resolutions adopted by the General Shareholders’ Meeting”):

First. To delegate to the Board of Directors, as amply as required, including the power of delegating the powers received, all or in part, to the Delegate Committee, as many powers as required to supplement, develop, execute and rectify any of the resolutions adopted by the General Shareholders’ Meeting. The power of rectification shall include the power to make as many amendments, modifications and additions as necessary or convenient as a consequence of objections or observations raised by the regulatory bodies of the securities markets, Stock Markets, Commercial Registry and any other public authority with powers concerning the resolutions adopted.

Second. To delegate indistinctly to the Chairman of the Board of Directors and to the Secretary and Vice-Secretary of the Board those powers required to formalize the resolutions adopted by the General Shareholders’ Meeting, and to register those subject to this requirement, in whole or in part, being able to draw up all kinds of public or private documents to this end, including those to supplement or rectify such resolutions.

16

2008

REPORTS OF THE BOARD OF DIRECTORS ON PROPOSALS OF RESOLUTIONS

17

Ordinary General Shareholders’ Meeting 2009 Reports of the Board of Directors on Proposals of Resolutions

Report of the Board of Directors on the proposal of resolutions concerning the first point on the Agenda (“Review and approval, if appropriate, of the Annual Financial Statements and the Management Report of Repsol YPF, S.A., of the Consolidated Annual Financial Statements and the Consolidated Management Report, for the fiscal year ended 31st December 2008, of the proposal of application of its earnings and of the management by the Board of Directors during said year.”).

The Financial Statements and different documents of which these consist, as laid down in the Commercial Code, the Joint-Stock Companies Act and other applicable legislation, including the current sectorial regulations, both the individual ones of Repsol YPF, S.A. and the consolidated ones of its Group of Companies, along with the Management Report of Repsol YPF, S.A. and the Consolidated Management Report, were drawn up by the Board of Directors at its meeting dated 25th February 2009, after review by the Audit and Control Committee and by the Disclosure Committee of Repsol YPF, S.A., and after certification by the Executive Chairman and the Chief Financial Officer.

The Consolidated and Individual Management Reports incorporate, in a separated section as an Annex, the Annual Report on Corporate Governance for the fiscal year 2008.

These Financial Statements and the Management Reports have been examined by the Auditors of Repsol YPF, S.A. and of its Consolidated Group.

All these documents, together with the Auditors Reports and the special Report referred to Section 116.bis of the Securities Market Act, are available to the shareholders at the company registered office in Paseo de la Castellana, nº 278, where these can be asked for directly or be sent free of charge to wherever is requested.

Additionally, the Corporate Responsibility Report and the Report on the remuneration policy for Directors are available on the company’s web site (www.repsol.com).

Along with the approval of the Financial Statements there is similarly a proposal, as in previous years, for the approval of the application of the earnings, as stated in the Notes to the individual Financial Statements, and the management by the Board of Directors during fiscal year 2008, whose remuneration is detailed in the Notes to the Financial Statements, the Annual Report on Corporate Governance and the Report on the remuneration policy for Directors.

18 Report of the Board of Directors on the proposal of resolutions concerning the second point of the Agenda (“Appointment, ratification or re-election of Directors.”).

The proposed resolutions contemplated in the following paragraphs were informed favourably by the Nomination and Compensation Committee at its meeting held on 24th March 2009.

In the event of a vacancy arising between the date of the proposal and the date of the general meeting, due to circumstances unknown at present, the Board may make such modifications as may be necessary to this proposal.

2.1 Re-election as Director of Mr. Luis Suárez de Lezo Mantilla.

The first proposal under this item on the Agenda consist on the re-election as Director, for a new period of four years, of Mr. Luis Suárez de Lezo Mantilla, the Secretary of the Board of Directors of Repsol YPF, S.A.

Said proposal was favourable informed by the Nomination and Compensation Committee at its meeting held on 24th March 2009, which also ratified that Mr. Suárez de Lezo met, at the time of his re-election, the conditions to be considered fully suitable for the position of Director.

Mr. Suárez de Lezo was appointed Director of Repsol YPF, S.A. by resolution of the Board of Directors on 2nd February 2005, and subsequently ratified and appointed by the Annual Shareholders Meeting held on 31st May 2005.

According to the provisions of the Articles of Association and Regulations of the Board of Directors, Mr. Suárez de Lezo is considered an “Executive Director”.

The shareholders have a brief professional history of Mr. Suárez de Lezo at their disposal on the Company’s website (www.repsol.com ), other Board of Directors in which he is member and the number of shares of the Company that he holds.

2.2 Appointment as Director of Mrs. María Isabel Gabarró Miquel.

The next proposal under this item on the Agenda contemplates the appointment of Mrs. María Isabel Gabarró Miquel, as Director of the Company, for a period of four years, in order to cover the vacancy arising after the resignation of Mr. Antonio Hernández-Gil Álvarez-Cienfuegos.

Mr. Hernández-Gil was appointed Director of Repsol YPF, S.A. on 6th June 1997, and re-elected the last time, by the Annual Shareholders Meeting on 31st May 2005, in which was approved his re-election as Director for an statutory four year term.

For this purpose, being close the expiration of his last re-election as Director (31st May 2009), as well as, the fulfilment of the twelve years period from his incorporation to the Board of Directors of Repsol YPF, S.A. (6th June 2009), the maximum tenure of Independent Directors recommended in the Unified Good Governance Code, Mr. Hernández-Gil, in order to facilitate his replacement through the submission of this proposal to the Annual Shareholder Meeting, communicated his decision to resign to his post in the meetings of the Nomination and Compensation Committee and the Board of Directors held on 24th and 25th March 2009, respectively. Said resignation will be effective on 14th May 2009, in the meeting of the Board of Directors held previously to the beginning of the Annual Shareholders Meeting.

The proposal for the appointment as Director of Mrs. María Isabel Gabarró Miquel, that the Board presents to the Annual Shareholders Meeting, has been agreed by proposal of the Nomination and Compensation Committee. According to the provisions of the Articles of Association and Regulations of the Board of Directors, said Committee is competent to propose the appointment of Independent Outside Directors.

As a consequence, according to the provisions of the Articles of Association and Regulations of the Board of Directors, Mrs. Gabarró Miquel would be considered an “Independent Outside Director”.

Below the shareholders find a brief professional profile of Mrs. Gabarró Miquel:

Barcelona (1954). Obtains Law Degree at the University of Barcelona in 1976. In 1979 she joined the Bar of Notaries. She has been Board member of important entities of different sectors: financial, energy, telecommunications and infrastructure, where she has been also member of the Nomination and Compensation Committee and of the Audit and Control Committee. Currently, she is registered on the Bar of Notaries of Barcelona, since 1986, and member of Sociedad Económica Barcelonesa de Amigos del País.

Mrs. Gabarró holds, directly and indirectly, a total of 5,144 shares of Repsol YPF, S.A.

REPORTS OF THE BOARD OF DIRECTORS ON PROPOSALS OF RESOLUTIONS 19 Report of the Board of Directors on the proposal of resolutions concerning the third point on the Agenda (“Appointment of the Accounts Auditor of Repsol YPF, S.A. and of its Consolidated Group”).

The proposal that the Board of Directors presents to the General Shareholders’ Meeting in this point on the agenda was approved at the request of the Audit and Control Committee, which is competent according to the Regulations of the Board of Directors, to select the External Auditor that will provide the audit services corresponding to fiscal year 2009 for the Company and its Consolidated Group.

Report of the Board of Directors on the proposal of resolutions concerning the forth point on the Agenda (“Authorization to the Board of Directors, with express power of delegation, for the derivative acquisition of shares of Repsol YPF, S.A., directly or through controlled companies, within a period of 18 months from the resolution of the Shareholders’ Meeting, leaving without effect the authorization granted by the Ordinary General Shareholders’ Meeting held on May 14th, 2008.”)

The system governing derivative acquisition of own shares is regulated in articles 75 and following of the Joint-Stock Companies Act, passed by Legislative Royal Decree 1564/1989, of 22nd December. These articles were modified by Additional Provision 2 of the Limited Liability Companies Act (Act 2/1995, of 23rd March), with the main purpose of incorporating to Spanish Law the discipline of indirect treasury stock contained in Directive 92/101/CEE; and recently, by Law 16/2007, of 4th July, of reform and adapt the mercantile laws in accountancy subjects in order to its harmonize internationally based in European Union rules.

According to this system, the derivative acquisition of own shares must be authorized by the General Shareholders’ Meeting by means of a resolution with content according to paragraph 1 of article 75 of the Joint-Stock Companies Act. This authorization may not, under any circumstances, exceed 18 months. In the case of shares of Repsol YPF, S.A., listed on a secondary securities market, the nominal value of the shares acquired plus the ones directly or indirectly already owned cannot exceed 5% of the capital stock, according to paragraph 2 of Additional Provision 1 of the Joint-Stock Companies Act.

Since 1996 the General Shareholders’ Meeting has authorized the Board of Directors to acquire shares of Repsol YPF, S.A., either directly or through controlled companies.

At December 31st, 2008, as stated in the Consolidated Notes of the fiscal year, the Repsol YPF Group held a total of 12,229,428 shares of Repsol YPF, S.A., equivalent to the 1.002% of the share capital of the Company.

The reason for this proposal lies in that the authorization granted by the last Ordinary General Shareholders’ Meeting, held on May 14th, 2008, was subject to the maximum legal term of 18 months. For this reason, if this resolution was not passed, Repsol YPF, S.A. could not purchase its own shares from November 14th 2009 on and thus prior to holding the Ordinary General Shareholders’ Meeting for the fiscal year closed on 31st December 2009.

It should also be pointed out that the acquisition and sale of own shares by Repsol YPF, S.A., is subject of strict regulation by the Internal Code of Conduct of the Repsol YPF Group in respect of the Stock Markets, in order to avoid any distortion in the market prices.

20 Report of the Board of Directors on the proposal of resolutions concerning the fifth point on the Agenda (“Delegation to the Board of Directors of the power to issue debentures, bonds and any other fixed rate securities of analogous nature, simples or exchangeable by issued shares of other companies, as well as promissory notes and preference shares, and to guarantee the issue of securities by companies within the Group, leaving without effect, in the portion not used, the eight resolution of the General Shareholders’ Meeting held on May 31, 2005.”)

This report aims to justify the proposal submitted to the General Shareholders’ Meeting, under the fifth point of the Agenda, for granting the Board of Directors, with express power to delegate the delegated powers, to issue, on one or several occasions, debentures, bonds and any other fixed rate securities of analogous nature, simple or exchangeable for issued shares of other companies. The delegation is also extended to the issue of preference shares and promissory notes and includes, in this last case, the power to establish and/or renew continuous or open-ended programs of corporate promissory notes.

The Board of Directors considers highly convenient to have the delegated powers permitted by the current legislation, in order to be in a position to obtain from the securities primary markets the necessary funds for an appropriate management of the corporate interests. From this point, the purpose of the proposed delegation is to provide the management body of the Company with the movement and response capacity required by the competitive environment in which the Company is involved, where the succeed of a strategic initiative or financial transaction frequently depends on the possibility to carry it out quickly and without the delays and costs of holding a General Shareholders’ Meeting. This flexibility and agility is especially desirable in the current credit crunch context, where changing market circumstances make it advisable for the Company’s Board of Directors to have the necessary means to have recourse, at any time, to the different sources of financing available, in order to obtain the most advantageous financial terms.

With this aim in mind, and due to the fact of close maturity of the authorizations granted by the General Shareholders’ Meeting held on May 31st, 2005 for the issue of certain fixed rate securities, it is submitted to the General Shareholders’ Meeting the approval of the resolution proposed under point fifth of the Agenda, in accordance with Article 319 of the Mercantile Register Regulations and applicable provisions.

In relation with the amounts the delegation is referred to, the introduction of Article 111 bis of the Securities Market Law, operated by Law 62/2003, 30th December, of fiscal, administrative and social measures, removed, in case of listed companies, the quantitative limitation for issues of debentures, previously fixed in the amount of the capital stock plus reserves included in the last balance sheet approved and the balances regularization and actualization accounts accepted by the Economy Ministry, established in article 282 of the Joint-Stock Companies Act. Without prejudice of this regulation, the proposal contains quantitative limits for the different issues.

In that sense, the Board of Directors considers advisable that these limits should be broad enough to permit the required fundraising in the capital market so as, in the implementation of the financing policy of the Company and its Group, to enable it to cover the financing requirements contemplated in the Strategic Plan 2008-2012 and to undertake such other investments as may be deemed appropriate for the Company or, in the case, refinance a part of the Company’s debt.

Apart from this, and taking into consideration that, in certain circumstances, specially in the international markets, it could be convenient to obtain the funds in the market through subsidiaries and, in such case, the success of the operation could require the support and guarantee of the Company, the Board of Directors applies for the General Shareholders’ Meeting express authorization, within the same period of five years, to guarantee any and all obligations assumed by subsidiaries in relation with their issues made to obtain financing for the Group.

REPORTS OF THE BOARD OF DIRECTORS ON PROPOSALS OF RESOLUTIONS 21 The proposal is completed with the application for the listing on any secondary market, organized or OTC, official or un-official, domestic or abroad, of the securities issued by virtue this authorization, empowering the Board of Directors to carrying out the corresponding procedures for such purpose and with the express power to delegate on the Delegate Committee any and all powers conferred to the Board of Directors.

Finally, the proposal includes leaving without effect, in the portion not used, the eighth resolution of the General Shareholders’ Meeting held on May 31st , 2005, for the identity in the regulated subject, regarding the authorization granted to the Board of Directors to issue debentures, bonds and any other fixed rate securities of analogous nature, simples or exchangeable by issued shares of other companies, as well as promissory notes and preference shares, and to guarantee the issue of securities by companies within the Group.

Report of the Board of Directors on the proposal of resolutions concerning the sixth point on the Agenda (“Delegation of powers to supplement, develop, execute, rectify and formalize the resolutions adopted by the General Shareholders’ Meeting”).

This is the usual resolution that empowers the Board of Directors to execute the resolutions of the General Shareholders’ Meeting, including the powers to register the annual financial statements as well as the resolutions subject to this requirement.

2008

REPORT EXPLAINING THE ADDITIONAL INFORMATION OF THE MANAGEMENT REPORT

23

Report explaining the Additional Information of the Management Report for the fiscal year ended on December 31st, 2008

In accordance with Section 116.bis of the Securities Market Act, the present report, regarding the additional information required by said provision to be included in the Management Report, is formulated for its presentation at the Ordinary General Shareholders’ Meeting of the Company.

A. Capital structure, including any securities not traded on a EU regulated market, indicating the different classes of shares, if any, the rights and obligations granted by each class and the percentage of capital it represents.

Repsol YPF, S.A. currently has a capital of 1,220,863,463 euros, divided into 1,220,863,463 shares with a par value of 1 euro each, fully subscribed and paid up, all in the same class and, consequently, with the same rights and obligations.

The Repsol YPF, S.A. shares are issued in book-entry form and were admitted in their entirety for listing in the continuous trading system of the Spanish stock exchanges (Madrid, Barcelona, Bilbao and Valencia), New York (New York Stock Exchange) and Buenos Aires (Bolsa de Comercio de Buenos Aires).

B. Any restriction on the transferability of shares

By virtue of Supplementary Provision 11 of the Hydrocarbons Act 34/1998, as amended by Royal Decree-Law 4/2006 of 24 February, administrative authorisation of the Energy National Commission (Comisión Nacional de Energía) must be sought for certain acquisitions in companies that engage in regulated activities or activities subject to administrative intervention entailing a special relationship.

On 28 July 2008, the European Court of Justice determined that Spain had, through the imposition of this requirement, failed to fulfil its obligations under Articles 43 (freedom establishment) and 56 (free movement of capital) of the EC Treaty.

C. Direct or indirect significant interest in the share capital

Up to the latest available date, the most significant holdings in the capital of Repsol YPF were:

Shareholder % of total capital

Sacyr Vallehermoso, s.a. (1) 20.01

Criteria Caixa Corp. (2) 14.31

Petróleos Mexicanos (3) 4.81

(1)	Sacyr Vallehermoso, S.A. holds its interest through Sacyr Vallehermoso Participaciones Mobiliarias, S.L.

(2) Criteria Caixa Corp. holds 9.28% directly and 5.02% indirectly through Repinves, S.A. (67.60% owned by Criteria Caixa Corp.).

(3) Petróleos Mexicanos, S.A. (Pemex) holds its interest through Pemex International España, S.A. and through some equity swaps with financial entities granting Pemex the economic rights and the exercise of the political rights of a percentage up to 4.81% of the share capital of the Company.

24

Additionally, Barclays Global Investors, NA, Barclays Global Investors, Ltd., Barclays Global Fund Advisors and Barclays Global Investors (Deutschland) AG, informed CNMV on 18 January 2008 of an agreement concerning the concerted exercise of their voting rights in Repsol YPF for an interest of 3.22%. According to the information registered with the CNMV, these entities are managers of collective investment funds and the controlling company (Barclays Global Investors UK Holdings, Ltd.) does not issue any direct or indirect instructions for exercise of the corresponding voting rights held by said managers.

D. Any restriction on voting rights

• Article 27 of the Repsol YPF, S.A. Bylaws stipulates that no individual shareholder, or companies belonging to the same Group, may cast votes at a General Meeting of Shareholders in excess of 10% of the voting capital.

• Pursuant to Act 55/1999 (amended by Act 62/2003), the administrative authorities must be notified if any state-owned entities, or entities of whatsoever nature majority-owned or controlled by state-owned entities, acquire 3% or more of the share capital of energy companies, whereupon the Council of Ministers shall, within a period of two months, authorise, deny authorisation or establish conditions for exercising voting rights (known as the “energy golden share”).

In this regard, a Judgment passed by the European Court of Justice (ECJ) on 14 February 2008 ruled that Spain has breached its obligations under Article 56 EC by maintaining in place measures such as the “energy golden share”, which limit the voting rights corresponding to shares held by state-owned entities in Spanish companies operating in the energy sector.

• Furthermore, Article 34 of Royal Decree-Law 6/2000 establishes certain constraints on the exercising of voting rights in more than one principal operator of the same market or sector. Among others, it lists the markets of fuel production and distribution, liquefied petroleum gas production and supply and natural gas production and supply. The principal operators are considered to be the companies holding the five largest shares of the market in question.

These constraints are as follows:

- Individuals or entities directly or indirectly holding more than 3% of the capital or voting rights of two or more principal operators on the same market may not exercise the voting rights corresponding to the excess over that percentage in more than one of such companies.

- A principal operator may not exercise voting rights corresponding to an interest of more than 3% of the capital of another principal operator on the same market.

These prohibitions will not be applicable to parent companies that are principal operators in respect of any of their subsidiaries that are also principal operators, provided this structure is imposed by law or is the consequence of a mere redistribution of shares or assets among group companies.

The Energy National Commission, regulator of the energy market, may authorise exercising of the voting rights corresponding to the excess, provided this does not favour an exchange of strategic information or entail risks of coordination in strategic actions.

E. Shareholders’ agreements

Repsol YPF, S.A. has not been notified of any shareholders’ agreements regulating the exercising of voting rights at its general meetings or limiting or establishing conditions for the free transferability of the Repsol YPF, S.A. shares.

25 REPORT EXPLAINING THE ADDITIONAL INFORMATION OF THE MANAGEMENT REPORT F. Rules applicable to the appointment and replacement of directors and to the amendment of the bylaws

• Appointment

Members of the board are appointed by the General Meeting of Shareholders, without prejudice to the power of the Board to appoint shareholders to fill any vacancies that may arise, up to the next general meeting.

No-one affected by the prohibitions established in section 124 of the Joint Stock Companies Act or any other incompatibilities established in current laws may be appointed director of the company.

Nor may persons or entities that are in a permanent conflict of interest with the company be directors, including competing companies, their directors, executives or employees, or any persons related to or proposed by such companies.

Directors must be persons who, as well as meeting the requirements stipulated in law and the bylaws, have recognised prestige and adequate knowledge and professional experience and expertise to perform their duties.

Nominations for the appointment of directors submitted by the Board to the General Meeting and appointments made by cooptation must be approved by the Board (i) upon proposal of the Nomination and Compensation Committee, in the case of Independent Outside Directors, or (ii) subject to a report by said Committee for other directors.

• Re-election

The Nomination and Compensation Committee assesses the quality of work and dedication to office during the preceding term in office of any directors proposed for re-election.

The proposals for re-election of directors submitted by the Board to the General Meeting must be approved by the Board (i) upon proposal of the Nomination and Compensation Committee, in the case of Independent Outside Directors, or (ii) subject to a report by said Committee for other directors.

• Retirement

Directors shall retire from office upon expiry of the term for which they were appointed (unless they are re-elected) and in the other cases contemplated in law, the Bylaws and the Regulations of the Board.

Additionally, Directors must also tender their resignations to the board in any of the following circumstances:

a. When they are affected by any of the cases of incompatibility or prohibition established in law, the bylaws or regulations.

b. If they are seriously reprimanded by the Nomination and Compensation Committee or the Audit and Control Committee for defaulting their obligations as directors.

c. When, in the opinion of the Board, subject to a previous report by the Nomination and Compensation Committee:

1. Their remaining on the Board could jeopardise the interests of the company or adversely affect the functioning of the board or the reputation of the company; or

2. The reasons for their appointment have disappeared. This includes, in particular:

• Los Institutional Outside Directors, if the shareholder they represent or that proposed their appointment disposes of all their shares. They shall also tender their resignations and resign, should the board so deem fit, in the corresponding proportion, if the shareholder in question disposes of part of its shareholding interest, to an extent requiring a reduction in the number of its institutional outside directors.

• Los Executive Directors, if they cease to hold the executive positions outside the Board to which their appointment as director was linked.

The Board will not propose the removal of any Independent Outside Director before the end of the statutory term for which he/she has been appointed, unless there are just grounds for doing so, in the opinion of the Board, subject to a previous report by the Nomination and Compensation Committee. In particular, there shall be deemed to be just grounds when the director (i) has defaulted the duties corresponding to his/her office; (ii) is in any of the situations described in the preceding paragraphs; or (iii) falls into any of the circumstances described in the Regulations of the Board, whereby he/she can no longer be classified as a Independent Outside Director.

26 The retirement of Independent Outside Directors may also be proposed as a result of takeover bids, mergers or other similar corporate operations entailing a change in the ownership structure of the company, insofar as this may make it necessary to establish a reasonable balance between Institutional and Independent Outside Directors, in accordance with the ratio of capital represented by the former and the rest of the capital.

• Amendment of the Bylaws

The Bylaws of Repsol YPF, S.A., available on its web site (www.repsol.com), do not establish any conditions differing from those set out in the Joint Stock Companies Act for their amendment, except for the amendment of the last paragraph of Article 27, concerning the maximum number of votes that may be cast at General Meetings by any one shareholder or the companies belonging to the same group. This resolution, and the resolution to amend this special provision contained in the final paragraph of Article 22 of the Bylaws, must be adopted with the favourable vote, on first and second call, of 75% of the voting capital attending or represented at the general meeting.

G. Powers of the Board, particularly those concerning the issuing or repurchasing of shares

The Annual General Meeting of Shareholders held on 31 May 2005 resolved to authorise the Board to increase the capital on one or several occasions over a period of 5 years by a sum not exceeding 610,431,731 euro (approximately half of the current capital), through the issuing of new shares paid up in monetary contributions.

Likewise, at the Annual General Meeting held on 14 May 2008 the Board was authorised for the derivative acquisition of own shares, in the terms mentioned in the section “financial overview” of the consolidated management report.

Finally, in addition to the powers vested in the Chairman and Vice-Chairmen of the Board in the Bylaws and Regulations of the Board, the Executive Directors are granted general powers of attorney of the company by the Board of Directors, which are duly registered with the Commercial Register of Madrid.

H. Significant agreements entered into by the company, which are to become effective, be amended or terminate upon a change in the control of the company following a takeover bid, and the effects thereof, unless disclosure may be seriously detrimental to the company. This exception will not be applicable when the company is legally obliged to disclose this information

The Company participates in the exploration and exploitation of hydrocarbons through joint ventures with other oil companies, either private or state-owned companies. The agreements governing the joint ventures usually confers its members a right of first refusal over the participation of the partner in which a change of control occurs when the value of such participation is significant in relation with the set of assets of the whole transaction or when other conditions mentioned in the agreements are met.

Likewise, the regulation of the oil and gas industry in different countries in which the company operates, requires previous administrative authorisation for the total or partial transmission of investigation licences and exploitation concessions and, in certain occasions, for the change of control of any licensee and specially of such holding the condition of operator in the exploration and production acreage.

Additionally, the agreements between Repsol YPF and Caja de Ahorros y Pensiones de Barcelona (“la Caixa”) in respect of Gas Natural SDG. S.A., disclosed as significant events through the CNMV, the Agreement for Industrial Activity between Repsol YPF and Gas Natural SDG, S.A., contemplated in the afore-mentioned agreements and notified as a significant event on 29 April 2005, and the Shareholders’ Agreement between Repsol YPF and Gas Natural SDG concerning Repsol–Gas Natural LNG, S.L. contemplate, as grounds for termination, a change in the controlling structure of any of the parties.

27 REPORT EXPLAINING THE ADDITIONAL INFORMATION OF THE MANAGEMENT REPORT I. Agreements between the company and its directors, executives or employees contemplating compensations when the latter resign or are dismissed without cause, or if their employment relationship is terminated as a result of a takeover bid

• Executive Directors

The Chairman and the Secretary and General Counsel are entitled to a Deferred Economic Compensation in the event of termination of their relation with the company, provided such termination is not due to any default of their obligations or at their own desire, without any of the justifying causes contemplated in the contract. The amount of the compensation for termination of the relation is three years’ total monetary remuneration.

• Executives

The Repsol YPF Group has established a single legal statute for its executives, set out in the Executive Contract, which regulates the compensations applicable in cases of termination of the employment relationship, contemplating as grounds for compensation those stipulated in current legislation.

For Executive Officers, these grounds include resignation by the executive following a business succession or major change in the ownership of the company, resulting in a material change in the members of the governing bodies or in the contents and approach of the principal activity of the company.

The amount of these compensations is calculated according to the age, seniority and salary of the executive, except in one case, for which compensation has been established at the equivalent of three years’ total monetary remuneration.

Additional information of these matters is detailed in Note 34 to the consolidated financial statements of Repsol YPF Group.

2008

Report on the Remuneration Policy for directors of repsol ypf, S.A.

29

Report on the Remuneration Policy for Directors of Repsol YPF, S.A.

I. Competences of the board of directors and the nomination and compensation committee

The competences of the Board of Directors and the Nomination and Compensation Committee on Directors’ remuneration are established in the By-Laws and in the Regulations of the Board of Directors.

In accordance with article 5.3.c) of the Regulations of the Board of Directors, the Directors’ emoluments and, in the case of Executive Directors, the additional remuneration for their executives duties and other conditions of their contracts, have to be approved by the Board.

The Nomination and Compensation Committee, in accordance with article 33.4.a) of the Regulations of the Board, will propose to the Board its remuneration policy, assessing the responsibility, dedication and incompatibilities required to the Directors. In the case of Executive Directors, the Committee proposes to the Board their additional remuneration for their executive duties and other conditions of their contracts.

II. Remuneration policy for directors

1. Corporate Governance framework

The Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores) approved on May 22nd, 2006 the Unified Good Governance Code as single text on corporate governance recommendations. The main purposes of this Code were to (I) unify the existing recommendations in Spain until 2003; (II) harmonize them with those made after that date (OECD principles and European Union recommendations, among others); and (III) take into account the views of experts from the private sector as well as those from the State Secretariat for the Economy, the Ministry of Justice and the Banco de España.

One of the main principles of the Code is its voluntariness, subject to the “comply or explain” internationally known principle expressly cited in Article 116 of the Securities Market Act.

With this report Repsol YPF follows the new recommendations and continues its transparency policy on remuneration, treating separately the remuneration of Executives and non-Executive Directors and including a description of the main principles of the remuneration policy inside the Group.

2. General principles of the remuneration policy for Directors.

In respect of the exercise by Directors of their oversight and group decision duties, the purpose of the remuneration policy is to remunerate them in a suitable way for their dedication and responsibilities without jeopardizing their independence.

In respect of the exercise by the Executive Directors of their executive duties (apart from their oversight and group decision duties), their remuneration is adapted to the remuneration general policy inside Repsol YPF Group, explained hereinafter.

Repsol YPF desires to be placed as an admired and distinguished Company in the fields it operates for the high value added, the excellence in management, the organization culture and the quality of its executive team.

In this regard, Repsol YPF understands remuneration as a value generating element through which the Company is able to retain and attract the best professionals, assuming undertakings with its executives and making them feel part of the organization.

30

Following these criteria, the determination of the total remuneration takes into consideration comparative figures from the Spanish large corporate groups. The remuneration of the Chief Executive Officer also takes into consideration the trends evolution of the European energy market.

Therefore, the total remuneration must be understood in view of the whole of the remuneration package, harmonizing the balance among all of its elements (fixed, variable, short term and medium term remuneration and social benefits):

• Fixed remuneration: is determined taking into consideration the market references mentioned before and the sustainable contribution of each executive.

• Annual variable remuneration: its purpose is to motivate the performance of the executive and assess annually his o her contribution to the achievement of the established goals and to the development of the organization Values. Its maximum amount is established as a percentage of the fixed remuneration.

• Multi-annual variable remuneration: the Company has implemented monetary medium term incentive programs, with a four years measurement period.

These programs sought to strengthen the ties of the executives with the interests of the shareholders through the sustainable creation of value, remunerating the contribution to the achievement of the strategic goals of the Company, and, at the same time, furthering the continuation of the executives within the Group in an increasingly competitive employment market.

• Other benefits: the above described monetary remunerations are complemented with welfare systems and health and life insurances, aligned with the reference market practices.

3. Directors remuneration estructure

A. Fixed remuneration

a. Due to membership on the Board of Directors

In accordance with Article 45 of the bylaws, the Company may pay remuneration equal to 1.5% of its net profit to its Board members each year for the exercise of their oversight and group decision duties, but this amount can only be paid after covering the legal reserve and any other compulsory reserves and declaring a dividend of at least 4%. The Board of Directors shall decide on the exact sum payable within this limit and on its distribution among the Directors, taking into account the positions held on the Board and its Committees by each Director.

The Nomination and Compensation Committee shall propose to the Board the criteria it considers appropriate to achieve the purposes of this Article of the By-Laws.

The remuneration of the Directors is calculated through the allocation of points for the membership to the Board and its Committees.

The gross value of the point for 2008 is 86,143.51 euros/year, as approved by the Board of Directors in its meeting held on February 27th, 2008.

The allocation of points is the following:

points

Board of Directors

2

Delegate Committee

2

Nomination and Compensation Committee

0.5

Strategy, Investment and Corporate Social Responsibility Committee

0.5

Audit and Control Committee

1

REPORT ON THE REMUNERATION POLICY FOR DIRECTORS OF REPSOL YPF, S.A.

The amounts of the remuneration earned by each Director in 2008 by virtue of membership to the Board and its Committees are as follows:

	Board of Directors	Delegate Committee	Audit and Control Committee	Nomination and Compensation Committee	Strat., Invest. and CSR Committee	TOTAL
Antonio Brufau	172,287.02	172,287.02	–	–	–	**344,574.04**
Luis Suárez de Lezo	172,287.02	172,287.02	–	–	–	**344,574.04**
Antonio Hernández-Gil	172,287.02	172,287.02	–	43,071.76	–	**387,645.80**
Carmelo de las Morenas	172,287.02	–	86,143.51	–	–	**258,430.53**
Henri Philippe Reichstul	172,287.02	172,287.02	–	–	–	**344,574.04**
Paulina Beato	172,287.02	–	86,143.51	–	–	**258,430.53**
Javier Echenique	172,287.02	172,287.02	86,143.51	–	–	**430,717.55**
Artur Carulla	172,287.02	–	–	43,071.76		**215,358.78**
Luis del Rivero	172,287.02	172,287.02	–	–	–	**344,574.04**
Juan Abelló	172,287.02	–	–	–	43,071.76	**215,358.78**
Pemex Intern. España	172,287.02	172,287.02	–	–	43,071.76	**387,645.80**
José Manuel Loureda	172,287.02	–	–	–	43,071.76	**215,358.78**
Luis Carlos Croissier	172,287.02	–	–	–	43,071.76	**215,358.78**
Isidro Fainé	172,287.02	172,287.02	–	–	–	**344,574.04**
Juan María Nin	172,287.02	–	–	43,071.76	43,071.76	**258,430.54**
Ángel Durández	172,287.02	–	86,143.51	–	–	**258,430.53**
TOTAL	**2,756,592.32**	**1,378,296.16**	**344,574.04**	**129,215.28**	**215,358.80**	**4,824,036.60**

b. Due to membership on the Board of Directors of subsidiaries

The amount accrued by the CEO in 2008 for his membership in the Board of Directors of Group companies, jointly controlled companies or associates, totalled 360,483 euros (94,833 euros for his membership to the Board of Directors of YPF, S.A. and 265,650 euros for his membership to the Board of Directors of Gas Natural SDG, S.A.). The amount accrued in 2008 by the Director and General Counsel for the same concept totalled 104,395 euros (36,481 euros for his membership in the Board of Directors of Compañía Logística de Hidrocarburos, S.A. and 67,914 euros for his membership to the Board of Directors of YPF, S.A.).

The non-Executive Directors has not received remuneration of any other kind due to membership on the Board of Directors of Group companies.

c. Due to the discharge of executive duties

This Section contains information regarding fixed remuneration accrued by the Executive Directors due to the holding of executive positions and the discharge of executive duties.

The total monetary remuneration of the Executive Directors is composed by fixed remuneration, annual variable remuneration and multi-annual variable remuneration. This structure is similar to that applicable to the Group executives.

Taking into consideration the aforementioned, the fixed remuneration earned by the CEO and by the Director and General Counsel in 2008 amounted to 2,310 thousand euros and 959 thousand euros, respectively.

B. Annual variable remuneration

Inside the Board, the short term variable remuneration is only applicable to Executive Directors.

The annual variable remuneration of the Executive Directors is calculated as a percentage of their fixed remuneration taking into consideration the global evaluation of their performance.

31

32 The CEO and the Director and General Counsel have accrued in 2008 a variable remuneration of 329 thousand euros (1) and 360 thousand euros, respectively.

(1) The statutory attentions for being members of the administrative bodies of the Repsol YPF Group and participated Companies are deducted from the annual variable remuneration.

C. Multi-annual variable remuneration

Since 2000, the Nomination and Compensation Committee of the Board of Directors of Repsol YPF, S.A. has been implementing a loyalty-building program geared initially toward executives and extendable to other people with responsibilities within the Group. This program consists of setting a medium-/long-term incentive, as part of the remuneration system.

At the end of the fiscal year, the 2005-2008, 2006-2009, 2007-2010 and 2008-2011 incentive plans were in effect, although it is worth noting that the first of the above-mentioned programs (2005-2008) was closed, in accordance with its terms, on December 31, 2008, and its beneficiaries received the respective variable remuneration in the first quarter of 2009.

The said programs are separate from each other, but their primary characteristics are the same. In all cases, these are specific multiple year remuneration plans for the fiscal years included in each one of them. Each plan is tied to the achievement of a series of Group strategic objectives. The achievement of the respective objectives gives the beneficiaries of each plan the right to receive the medium-term variable remuneration in the first quarter following the fiscal year in which it ends. Nevertheless, in each case, the receipt of the incentive is tied to the beneficiary remaining in the service of the Group until December 31 of the last fiscal year in the program, with the exception of the special cases discussed in its specific terms.

In all the incentive plans, if obtained, would consist of an amount determined at the time of its granting, applying a first variable coefficient, in accordance with the degree of achievement of the objectives set out, additionally multiplied by a second variable coefficient, tied to the beneficiary’s performance throughout the period covered by the program.

None of the four plans implies the delivery of shares or options to any of its beneficiaries, nor is it pegged to the value of Repsol YPF stock.

The CEO does not participate in any of the incentive programs in force at this time. Nevertheless, the degree of achievement of the program expiring each year will be taken as reference for the determination of the multi-annual remuneration of each year which will be paid in the following year. During 2008, provisions were made for a total amount of 866 thousand euros.

The Director and General Counsel is a beneficiary of 2005-2008, 2006-2009, 2007-2010 and 2008-2011 programs. During 2008, provisions were made for a total amount of 314 thousand euros.

During 2008, the CEO and the Director and General Counsel have accrued in 2008 a gross value of 850 thousand euros and 148 thousand euros, respectively, for this concept.

Inside the Board, this remuneration concept is only applicable to Executive Directors.

D. Welfare systems

Repsol YPF considers that the remuneration package of the Executive Directors must have a composition in accordance with markets trends. In this regard, the remuneration previously detailed is complemented with a welfare system.

An insurance policy covers the retirement, disability and decease contingencies of the CEO, with Repsol YPF acting as policyholder.

In case of termination of his relationship with Repsol YPF, the CEO will acquire the ownerships of the funds. The CEO is the beneficiary in case of retirement and disability. In case of decease, the beneficiaries are those appointed by the CEO.

In addition, Repsol YPF is the policyholder and the CEO the insured in a disability and decease insurance policy for an assured amount of 3,329 thousand euros.

The Director and General Counsel is a beneficiary of the Loyalty Premium (Premio de Permanencia), a remuneration concept of deferred payment. The purpose of this concept, implemented through a Securities Investment Fund (Fondo de Inversión Mobiliaria – FIM) called Loyalty Fund (Fondo de Permanencia), is to reward his continuance in Repsol YPF Group.

Annually Repsol YPF contributes to FIM, under the form of participations, a 20% of the annual fixed remuneration of the Director and General Counsel. The Company is the owner

Report on the Remuneration Policy for directors of repsol ypf , S.A. 33 of such participations until retirement of the Director and General Counsel. Upon his retirement, the Director and General Counsel will be the owner of the participations. In addition, in case of termination of his contract (when he is entitled to severance payments) and upon his 62 birthday, he will be entitled to receive the accumulated amount of the Loyalty Premium.

He is also participant of the Repsol YPF pensions’ plan of defined contribution, which maximum annual contribution was collectively agreed on 7,212 euros.

Finally, he is the beneficiary of a decease and disability insurance policy, with an assured maximum capital equivalent to eight annuities of fixed remuneration.

The cost of the retirement, disability and death insurance policies and of the contributions to pension plans and to the prevision plans, including, as pertinent, those pertaining to entries on account, which the Company has incurred for members of the Board of Directors with executive responsibilities within the Group, amounted to a total of 2,680 thousand euros in 2008. Of this amount, in the case of the CEO, 184 thousand euros correspond to his death insurance policy, 2,239 thousand euros correspond to the contributions for the pension plan and to the cost of the retirement insurance; in the case of the Director and General Counsel, 58.8 euros thousand correspond to his death insurance policy, 6.4 thousand euros to the contributions for the pension plan and to the cost of the retirement insurance, and 192 thousand euros for the contributions to the Loyalty Premium.

Non-Executive Directors are not beneficiaries of any other Repsol YPF welfare system instrument.

E. Other payments

In addition, in 2008 the expenses related to remuneration in kind of the Executive Directors amounted to 52.6 thousand euros, with respect to the CEO, and 3.3 thousand euros, with respect to the Director and General Counsel.

The Non-Executive Directors have not received any remuneration in kind.

F. Other contractual conditions

All the Board members are covered by the same third-party liability insurance policy as that covering all the directors and executives of Repsol YPF Group.

G. Other contractual conditions of the Executive Directors

The CEO and the Director and General Counsel are entitled to a Deferred Economic Compensation in the event of termination of their relation with the Company, equivalent to three years’ total monetary remuneration, plus one year’s total monetary remuneration in compensation for the non-competition agreement for the year following termination.

The Deferred Economic Compensation will be paid to the Executive Directors provided termination of the relation with the Company is due to causes attributable to the Company or by mutual agreement or, in the case of the Director and General Counsel, is due to objective circumstances such as an important change in the Company’s share capital ownership.

This report was formulated by the Board of Directors in its meeting held on March 25, 2009.

2008

Audit and Control Committee

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Audit and Control Committee of the Board of Directors of Repsol YPF, S.A. Activity Report for the 2008 fiscal year

Table of contents1. Background

2. Composition

3. Regulations of the Audit and Control Committee

4. Operation

5. Resources of the Committee

6. Main activities carried out in the 2008 fiscal year

6.1. Economic/financial information

6.2. Internal control systems

6.3. Relations with the Internal Auditor

6.4. Relations with the External Auditor

6.5. Oil and gas reserves

6.6. Environment and security

6.7. Amendment of the Repsol YPF Group International Conduct Regulations regarding the Securities Market 6.8. Assessment of the operation of the Audit and Control Committee

6.9. Internal Transparency Committee of Repsol YPF, S.A.

6.10. “Communications to the Audit Committee” Application

6.11. Ethics Committee of Repsol YPF

6.12. Information regarding Companies addressed in Tax havens

6.13. Criteria of independence of the New York Stock Exchange (NYSE) for foreign private issuers

Appendix: Calendar of meetings held in the 2008 fiscal year

1	Background

The Audit and Control Committee of the Board of Directors of Repsol YPF, S.A. was constituted by the Board at its meeting held on February 27, 1995.

Although recognised by a number of “Codes of Good Corporate Governance” published in Spain, such as the “Olivencia” Report (1998) and the “Aldama” Report (2003), the constitution of this type of Committees in the Board of Directors of listed companies, was not obligatory in this country until the Financial System Reform Measures Act 44/2002, of 22 November, came into effect.

Article 32 of the Regulations of the Board of Directors of Repsol YPF, S.A. establishes the structure, the operation and the field of activity of the Audit and Control Committee.

In accordance with the provisions of these Regulations, the Committee is an internal body of the Board of Directors with duties of supervision, reporting, advice and proposal, as well as the other duties attributed to it by Law, the Articles of Association or the Regulations of the Board of Directors.

The essential function of the Committee is to act as support for the Board of Directors in its tasks of supervising, through the regular checking of the preparation of economic and financial information, of its executive controls, supervision of the Internal Audit and of the independence of the External Auditor, as well as reviewing compliance with all the legal provisions and internal regulations applicable to the company. Similarly, the Committee has the power to submit the agreement proposal for the Board of Directors, for its subsequent submission to the General Shareholders’ Meeting, on the appointment of the External Accounts Auditors, the renewal or cessation of its appointment, and the terms under which it is to be retained.

Since its creation, and until 31 December 2008, the Board of Directors’ Audit and Control Committee has met on one hundred and two occasions (the last – in this period – was on 16 December 2008).

Formed by four Directors, the Committee has been informed, through the Audit and Control Director and the External Auditor, of the most relevant aspects relating to the internal control and the Audit of the Consolidated Financial Statement.

2	Composition

Both the Articles of Association and the Regulations of the Board of Directors establish that the Audit and Control Committee will comprise at least three members. Similarly, these rules stipulate that all the members of the Committee should be Outside or non-Executive Directors.

Likewise, and with the aim of ensuring the best fulfilment of its duties, the Regulations of the Board of Directors establish that the members of this Committee will be appointed by the Board, taking into account their knowledge and experience in terms of accountancy, auditing or risk management, and the Chairman must also have experience in business management and knowledge of accounting procedures and, in any event, some of its members must have the financial experience that may be required by the market regulatory bodies, a condition held by Mr. Carmelo de las Morenas López and Mr. Ángel Durández Adeva as regards the financial expert regulated by the U.S. Securities and Exchange Commission.

The Committee appoints its Chairman from among its members, who must, in any event, have the status of Independent Outside Director, while the Secretary of the Committee will be the Secretary of the Board of Directors.

The members of the Audit and Control Committee serve for a term of four years as of their appointment, and they may be re-elected after this term, with the exception of its Chairman, who may not be re-elected until one year has elapsed after their resigning from the post, without prejudice to their continuance or re-election as member of the Committee.

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AUDIT AND CONTROL COMMITTEE

During the 2008 fiscal year, in the composition of the Audit and Control Committee there has not been any change:

Currently, the Audit and Control Committee comprises the following members:

Position	Members	Type
Chairwoman	Mrs. Paulina Beato Blanco	Independent Outside
Member	Mr. Carmelo de las Morenas López	Independent Outside
Member	Mr. Ángel Durández Adeva	Independent Outside
Member	Mr. Javier Echenique Landiríbar	Independent Outside

Consequently, at present all the members of the Audit and Control Committee have the status of "Independent Outside Directors", in accordance with the requirements set out in Article 3.5 of the Regulations of the Board of Directors, having been appointed due to their recognised personal and professional prestige and to their experience and expertise for the exercise of their duties. Similarly, they are not connected with the executive team and the significant shareholders of the company and they incur none of the situations described in Article 13.2 of the Regulations of the Board of Directors.

The professional profiles of the members of the Committee are the following:

Mrs. Paulina Beato Blanco: Córdoba, 1946. Phd Economics, Complutense University of Madrid and University of Minnesota, Professor of Economic Analysis, Commercial Expert and Economist of the State. Former Executive Chairman of Red Eléctrica de España, Director of CAMPSA and major financial institutions. Formerly Chief Economist in the Sustainable Development Department of Inter-American Development Bank and Consultant in the Banking Supervision and Regulation Division of the International Monetary Fund. Currently she is advisor to the Iberoamerican Secretary General (Secretaría General Iberoamericana), Director of Solfocus Europe, professor for Economic Analysis in various universities and member of a special Board for promoting Knowledge Society in Andalusia.

Mr. Carmelo de las Morenas López: Sevilla, 1940. Ba in Economics and Law. Started Career In Arthur Andersen & Co. Subsequently General Manager of the Spanish Subsidiary of the Delet Banking Corporation and Chief Finance Officer of Madridoil and Transportes Marítimos Pesados. Joined Repsol Group in 1979 holding different Management Positions. In 1989 he was appointed Chief Financial Officer, up to the end of his career in the company. Up to 31 December 2005 was member of the Standard Advisory Council of IASB. Currently he is Chairman of Casa del Alguacil Inversiones, SICAV, S.A. , Director of the Britannia Steam Ship Insurance Association, Ltd., Orobaena S.A.T. and Faes Farma, S.A.

Mr. Ángel Durández Adeva: Madrid, 1943. BA Economics, Profesor of Commerce, chartered accountant and founding member of the Registry of Economic Auditors. He joined Arthur Andersen in 1965 where he was Partner from 1976 to 2000. Up to March, 2004 he headed the Euroamerica Foundation, of which he was founder, entity dedicated to the development of business, political and cultural relationships between the European Union and the different Latin American Countries. Currently he is Director of Gestevisión Telecinco, S.A., Exponencial-Agencia de Desarrollos Audiovisuales, S.L., DBP Consultants, Ambers & Co, Responsables Consultores and FRIDE (Foundation for the international relations and the foreign development), Director of Real Estate Equity Portfolio, S.A., Chairman of Información y Control de Publicaciones, S.A. and Arcadia Capital, S.L., Member of Foundation Germán Sánchez Ruipérez and Foundation Independiente y Vicepresident of Fundación Euroamérica.

Mr. Javier Echenique Landiríbar: Pamplona (Navarra), 1951. Ba Economics and Actuarial Science. Former Director-General Manager of Allianz-Ercos and General Manager of BBVA Group. Currently Director of Telefónica Móviles México, Actividades de Construcción y Servicios (ACS), S.A., Abertis Infraestructuras, S.A., Grupo Empresarial ENCE, S.A., Celistics, L.L.C, and Consulnor, S.A., Delegate of the Board of Telefónica, S.A. in the Basque region, Member of the Advisory Board of Telefónica Spain, Member of Foundation Novia Salcedo, Director of Agencia de Calidad y Acreditación del Sistema Universitario Vasco and Member of the Círculo de Empresarios Vascos.

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3	Regulation of the Audit and Control Committee

The internal regulation of the Audit and Control Committee is included in Article 39 (“Audit and Control Committee”) of the Articles of Association and in Article 32 (“The Audit and Control Committee”) of the Regulations of the Board of Directors.

The Articles of Association and the Regulations of the Board of Directors are registered in the Madrid Trade Registry and are accessible to the public on the Company’s website (www.repsol.com).

4	Operation

In accordance with the provisions of the Regulations of the Board of Directors, the Audit and Control Committee meets as many times as is necessary in order to fulfil the duties with which it has been entrusted and whenever its Chairman calls it or when so requested by two of its members. The calls to meeting are communicated, with a minimum advance notice of 48 hours, by letter, telex, telegram, fax or e-mail, and will include the agenda of the meeting. The minutes of the previous meeting will be included with the call to meeting, whether they have been approved or not, as will the information that is deemed necessary and that is available.

The meetings are normally held at the registered office of the company, but they may also be held at any other address determined by the Chairman and stated in the call to meeting.

For the Committee to be validly constituted, it is required that more than half of its members attend the meeting, in person or represented, except in the event of a lack of call to meeting, which requires the attendance of all of them. Members of the Committee who do not attend the meeting in person may confer their representation on another member of the Committee.

Agreements must be adopted with the vote in favour of the majority of the members present in person or by representation. In the event of a tie, the Chairman or the person acting in their place at the meeting will have the casting vote.

The Secretary to the Committee draws up the minutes of the agreements adopted at each meeting, which will be available to the members of the Board.

The Chairman of the Committee regularly informs the Board of Directors of the progress of its actions. The Committee drafts an annual calendar of meetings and an action plan for each fiscal year, including an Annual Report on its actions, informing the Board of this.

Similarly, at least once a year the Committee assesses its operation and the quality and efficiency of its work, informing the Board of this.

5	Resources of the Committee

For the best fulfilment of its duties, the Committee may use the advice of Lawyers or other external professionals, in which case the Secretary of the Board of Directors, on requirement by the Chairman of the Committee, will make available everything necessary for hiring these Lawyers and professionals, whose work will be directly referred to the Committee.

Similarly, it may use the collaboration of any member of the management team or the rest of the staff, and the attendance at its meetings of the Company’s Accounts Auditors.

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Audit and Control Committee 39 6 Main activities carried out in the 2008 fiscal year

In the 2008 fiscal year, the Audit and Control Committee met on nine occasions. All of these meetings have been held, as is usual, at the registered address of the Company.

In fulfilment of its essential duty of acting as support for the Board of Directors in its tasks of supervising, and among other activities, the Committee carried out the periodic review of the economic/financial information, the supervision of the internal control systems and the control of the independence of the External Accounts Auditor. This report contains a summary grouped under the various basic duties of the Committee.

Attached, as an Appendix, is a calendar of the meetings held by the Audit and Control Committee during the 2008 fiscal year, with a description of the main issues discussed in them.

6.1 Economic/financial information

During the period covered by this Activity Report, the Audit and Control Committee has analysed, prior to its presentation to the Board, and with the support of the Economy/Finance Department and the External Accounts Auditor of the Company, the six-monthly statements for the second quarter 2007, the annual financial statements for the 2007 fiscal year, and the quarterly and six-monthly statements for the first quarter, first six months and third quarter of the 2008 fiscal year.

Similarly, the Committee has verified that the Annual Financial Statements for the 2007 fiscal year, submitted to the Board of Directors for their approval, have been certified by the Chairman and the Group Managing Director of Finance and Corporate Services (CFO) on the terms required by the applicable internal and external rules.

Besides this, the fact that the Repsol YPF Group is listed on the New York Stock Exchange requires the submission to the US Securities and Exchange Commission of the “Annual Report on Form 20-F”, a report that contains the Group’s annual financial statements and financial information according to the criteria set out by legislation. To this effect, the Committee has reviewed the content of this report prior to its filing.

Similarly, the Committee has checked the content of the Consolidated Financial Statements for the 2007 fiscal year which the Company, in its capacity as company listed in Argentina, has submitted to the Comisión Nacional de Valores (CNV) and the Bolsa de Comercio in Buenos Aires.

Additionally, the Committee has been informed of the policy to capitalize expenses for the payments in prospecting and production, as well as of the accountancy regarding the goodwill, the procedures to control the provision for credit insolvency and the financial derivatives policy.

6.2 Internal control systems

In order to check the internal control and risk management systems periodically so that the main risks are identified, managed and adequately understood, the Committee has monitored the progress of the Annual Corporate Audit Plan, aimed at covering the Group’s critical and significant risks.

Throughout the fiscal year, the Committee has been informed by the Corporate Audit Director of the most relevant facts and recommendations made evident in the tasks performed in the year and the status of the recommendations issued in previous years.

Similarly, the Committee has been informed regarding the risk map of reserves and of the risk management systems of tax evasion in the financial report; tax and regulatory risks and eventualities; security and environmental risks; and labour risks in Spain.

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Additionally, the Audit and Control Committee has supervised the adaptation of the internal control system on financial information of the Repsol YPF Group to the requirements of the Sarbanes – Oxley Act (Section 404). To this effect, the Audit and Control Committee acts as the ultimate control and supervision body of the operation of the Internal Control over Financial Reporting.

6.3 Relations with the Internal Auditor

Besides what has been described in the above section, the Committee has, in accordance with the stipulations of the Regulations of the Board, ensured the independence and efficiency of the Internal Audit and that it has the adequate qualification and resources to fulfil its duties in the Group, both in terms of staff and material elements, systems, procedures and manuals of action.

Similarly, the Committee has been informed of the closing and evaluation of the Annual Plan of the Internal Audit 2007, and analysed, approved and monitored the Annual Internal Audit Plan for the 2008 fiscal year.

6.4 Relations with the External Auditor

a. Selection of the external auditor for the 2008 fiscal year

In fulfilment of the duties assigned to it, the Audit and Control Committee proposed to the Board of Directors, for its subsequent submission to the General Shareholders’ Meeting, the re-election of “Deloitte S.L.” as the Accounts Auditor of Repsol YPF, S.A. and of its Consolidated Group, for the period of one year, for the review of the Annual Financial Statements and the Management Report of Repsol YPF, S.A. and of its Consolidated Group for the 2008 fiscal year.

The Board of Directors, for its part, agreed to submit this proposal to the Ordinary General Shareholders’ Meeting held on 14 May 2008, which approved it.

b. Pre-approval of the services provided by the external auditors

In order to comply with the requirements of the Sarbanes Oxley Act and other regulations applicable to the Company, and as a measure of good corporate governance, the Audit and Control Committee, in its task of ensuring the independence of the External Auditor, agreed in the 2003 fiscal year on a procedure to approve previously all the services, be they auditing or not, provided by the External Auditor, whatever their extent, scope and nature. This procedure is regulated in an Internal Rule mandatory for the whole of the Repsol YPF Group.

By virtue of this, during the 2008 fiscal year, the Audit and Control Committee previously approved all the services provided by the External Auditor.

Similarly, a delegation of powers to the Chairwoman of the Audit and Control Committee was established so that she may authorise the services provided by the External Auditor. Making use of this delegation, the Chairwoman has approved the provision of a series of services for which the ratification of the Committee has after been requested.

c. Information received from the external auditors

In addition to the information provided by the external auditors in other meetings of the Committee, at the meeting of the Audit and Control Committee, held on 25 March 2008, and prior to the review of the annual financial statements, the external auditors of the Repsol YPF Group, Deloitte S.L., after their confirmation of independency in compliance with the rules of the Securities and Exchange Commission of the United States, informed the Committee of the main aspects noted in the audit of the Annual Financial Statements of Repsol YPF Group at 31 December 2007 and its review of the System of Internal Control over Financial Reporting (SICFR).

In this respect, the external auditors informed that the audit opinion on the Annual Financial Statements of Repsol YPF S.A. and the Consolidated Annual Financial Statements of Repsol YPF Group was favourable and contained no exception whatsoever. They similarly reported that no “material weakness” had been detected in the SICFR to mention to the Committee.

Similarly, at the meeting of the Audit and Control Committee held on 26 May 2008 and in accordance with the professional audit rules in force in the United States (PCAOB GAAS),

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Audit and Control Committee 41 Deloitte informed the Committee prior to the recording of its audit opinion in the US Securities and Exchange Commission (SEC) with regard to the “Annual report on form 20-F”.

At the meeting of the Audit and Control Committee held on 16 December 2008, Deloitte also informed the Committee on its preliminary review of the consolidated financial statements of Repsol YPF, S.A. at 30 September 2008 in relation to the audit of the Annual Financial Statements for the 2008 fiscal year, and on the situation of their work checking the internal controls over the financial information of the Repsol YPF Group, established in accordance with the requirements of the Sarbanes—Oxley Act (Section 404), and the scheduled plan and objectives of that review.

6.5 Oil and gas reserves

In fulfilment of the duties assigned to it, in the 2008 fiscal year the Committee supervised the sufficiency and the effective operation of the registry and internal control systems and procedures in the measurement, valuation, classification and accounting of the oil and gas reserves of the Repsol YPF Group, such that their inclusion in the periodical information of the Group is in line at all times with sector standards and applicable regulations.

6.6 Environment and security

With the aim of knowing and guiding the policy, objectives and directives of the Repsol YPF Group in the areas of environment and security, throughout the fiscal year the Committee has been informed by the Resources Department of the evolution of the main security data and environmental parameters and of the actions taken and the objectives of the Repsol YPF Group in these areas.

6.7 Amendment of the Repsol YPF Group International Conduct Regulations regarding the Securities Market

The Audit and Control Committee, in the development of its function to ensure that the Internal Codes of Ethics and Conduct of the Company complies with the rules and are adequate for the company, agreed during the 2008 fiscal year, to informed favourably to the Board of Directors regarding the proposal for the amendment of the Repsol YPF Group International Conduct Regulations regarding the Securities Market.

The main purposes of this amendment were:

a. Review the criteria to be subject to this Regulation.

b. Adapt the Regulation to the rules in force in this matter (mainly, to the rules of market abuse and to the new rules of transparency for listed companies).

c. Incorporation of better techniques and practises.

This amendment was approved at the Board of Directors held on 26 November 2008.

6.8 Assessment of the operation of the Audit and Control Committee

Based on the most important requisites and functions of the Audit and Control Committee contemplated in applicable legislation, in the Articles of Association and the internal regulations of the Board of Directors and the Committee, the Audit and Control Committee made an assessment in 2007 of its own operation and efficiency in line with the recommendations of the “Unified Code”.

In view of the results of that assessment, at its meeting of 11 November 2008 the Audit and Control Committee concluded that its operation was satisfactory and that it correctly performed the duties commissioned to it in the applicable laws and internal regulations.

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6.9 Disclosure Committee (“Comité Interno de Transparencia”) of Repsol YPF, S.A.

The Audit and Control Committee has been informed regularly throughout the year on the activities of the Disclosure Committee, receiving and considering the information remitted to it by that Committee.

6.10 “Communications to the Audit Committee” Application

In accordance with current regulations in the United States for all the companies that are listed on the Stock Exchanges in that country, and as a Corporate Best Governance measure, in the 2005 fiscal year the Audit and Control Committee set up a procedure for persons so wanting to be able to inform it of any incident or irregularity regarding matters related to accounting, internal accounting controls and auditing that affect the Repsol YPF Group.

This application can be accessed by both employees of the Repsol YPF Group, through the intranet, and other interested parties, through the Company website (www. repsol.com). In both cases, the complete confidentiality and anonymity of the persons sending the information is guaranteed.

Similarly, these communications can be sent by e-mail or by postal mail to the addresses enabled to this effect.

The Audit and Control Committee has supervised the measures adopted with regard to the communications received over this system.

6.11 Ethics Committee of Repsol YPF

The Audit and Control Committee held on 25 September 2008 has been informed by the Chairman of the Ethics Committee of Repsol YPF, regarding the actions of this Committee since its incorporation in December 2006.

6.12 Information regarding Companies addressed in Tax havens

The Committee, in compliance with its functions, has been informed of the creation or acquisition of shares in entities addressed in countries or territories considered as tax haven.

6.13 Criteria of independence of the New York Stock Exchange (NYSE) for foreign private issuers

The fact that the shares issued by Repsol YPF are listed on the New York Stock Exchange – through ADSs, or American Depositary Shares – requires that the Company complies with certain rules of American legislation, specifically, certain sections of “Section 303A of the NYSE’s Listed Company Manual”. In accordance with this, all the members of the Audit and Control Committee must comply with the requirements of independence set out by Rule 10A-3 of the US Securities and Exchange Commission.

Since this rule came into force, on 31 July 2005, the Audit and Control Committee of Repsol YPF, S.A. has complied at all times with it.

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Appendix: Calendar of meetings

Appendix Calendar of meetings held in the 2008 fiscal year

Meeting N. 94 February 26th, 2008

Agenda

• Review of the preliminary results for the second six months of 2007. External Auditor’s Report.

• Annual Information on Reserves 2007.

• Approval of the Annual Working Plan for 2008 of the Audit and Control Department.

• Assessment of the Annual Working Plan for 2007 of the Audit and Control Department.

• Information of the risk management of tax evasion in the financial report

• Information of the tax risks and eventualities.

• Approval of the schedule and action plan of the Audit and Control Committee for 2008.

• Approval of the retention of services with the External Auditors.

• Communications received on accounting, internal accounting controls and auditing matters.

• Information on the meetings held by the Disclosure Committee of Repsol YPF, S.A.

• Conclusion of the review by the SEC of the 20-F 2006 of Repsol YPF, S.A.

Meeting N. 95 March 25th, 2008

Agenda

• Annual Financial Statements and Management Report for the fiscal year ended 31 December 2007. External Auditor’s Report.

• Information on the meetings held by the Disclosure Committee of Repsol YPF, S.A.

• Activity Report 2007 of the Audit and Control Committee.

• Proposed appointment of Account Auditors for Repsol YPF, S.A. and its Consolidated Group.

• Annual Corporate Governance Report 2007.

• Information on environmental and security matters.

• Information of the system to manage the environmental and security risks.

• Information of regulatory risks and eventualities.

• Approval of the retention of services with the External Auditors.

• Communications received on accounting, internal accounting controls and auditing matters.

Meeting N. 96 May 12th, 2008

Agenda

• Review of the preliminary results for the first quarter of 2008.

• Approval of the retention of services with the External Auditors.

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44

Meeting N. 97 May 26th, 2008

Agenda

• External Auditor’s Report.

• Review of the Annual Report on Form 20-F 2007.

• Information of the policy to capitalize expenses. Payments in prospecting and production.

• Information of the accountant treatment of the goodwill.

• Information of provisions for credit risks.

• Information of Corporate Auditors.

• Approval of the retention of services with the External Auditors.

• Communications received on accounting, internal accounting controls and auditing matters.

• Information on the meetings held by the Disclosure Committee of Repsol YPF, S.A.

Meeting N. 98 June 23rd, 2008

Agenda

• Information on oil and gas reserves

• Information of Ecuador.

• Information of Argentina. Gas suppliers’ commitments.

• Information of labour risks in Spain.

• Information of the Integrated Proyect Gassi Touil

• Approval of the retention of services with the External Auditors.

• Communications received on accounting, internal accounting controls and auditing matters.

Meeting N. 99 July 29th, 2008

Agenda

• Information on six-monthly statements –External Audit Report.

• Information on the annual financial statements to be submitted to the Comisión Nacional de Valores of Argentina and the Bolsa de Comercio in Buenos Aires.

• Information on environmental and security matters.

• Information on oil and gas reserves.

• Corporate Audit Report.

• Information of Companies addressed in Tax havens.

• Information of the informative campaigns of the communication channels with the Audit and Control Committee regarding audit and accountancy.

• Information on the meetings held by the Disclosure Committee of Repsol YPF, S.A.

Meeting N. 100 September 25th, 2008

Agenda

• Information of the Chairman of the Ethics Committee.

• Information of the financial derivatives policy.

• Information on compliance with the obligations related with the securities market.

• Proposal of assessment of the operation of the Audit and Control Committee.

• Approval of the retention of services with the External Auditors.

• Communications received on accounting, internal accounting controls and auditing matters.

• Information on the communications with the SEC on the 20-F 2007 of Repsol YPF, S.A.

Meeting N. 101 November 11th, 2008

• Review of the preliminary results for the third quarter of 2008.

• Information on environmental and security matters.

• Information on oil and gas reserves.

• Assessment of the operation of the Audit and Control Committee.

• Proposal for the amendment of the Repsol YPF Group International Conduct Regulations regarding the Securities Market.

• Approval of the retention of services with the External Auditors.

• Communications received on accounting, internal accounting controls and auditing matters.

• Information on the revision with the SEC on the 20-F 2007 of Repsol YPF, S.A.

• Information on the meetings held by the Disclosure Committee of Repsol YPF, S.A.

Meeting N. 102 December 16th, 2008

• External Auditors’ Report

• Corporate Audit Report.

• Information on oil and gas reserves.

• Proposal of schedule and action plan of the Audit and Control Committee for 2009.

• Approval of the retention of services with the external auditors.

• Communications received on accounting, internal accounting controls and auditing matters.

• Information on the revision with the SEC on the 20-F 2007 of Repsol YPF, S.A.

• Revision by the CNMV of the individual and consolidated financial reports for the 2007 fiscal year of Repsol YPF.

Appendix: Calendar of meetings

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2008

Consolidated Auditor’s Report

Consolidated Annual Accounts

Consolidated Management Report

Annual Corporate Governance Report

2008

2008

Consolidated Annual Accounts

Consolidated Auditor’s Report 8

Consolidated Annual Accounts 10

Appendix 112

Suplementary information on oil and gas exploration and production activities 132

Deloitte®

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Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain. In the event of a discrepancy, the Spanish-language version prevails.

AUDITORS’ REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of Repsol YPF, S.A.:

1. We have audited the consolidated financial statements of Repsol YPF, S.A. and Subsidiaries (the Repsol YPF Group) comprising the consolidated balance sheet at 31 December 2008 and the related consolidated income statement, consolidated statement of recognised income and expense, consolidated cash flow statement and notes to the consolidated financial statements for the year then ended. The preparation of these consolidated financial statements is the responsibility of the Parent’s directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards in Spain, which require examination, by means of selective tests, of the evidence supporting the consolidated financial statements and evaluation of their presentation, of the accounting policies applied and of the estimates made. Our work did not include an examination of the consolidated financial statements of Gas Natural SDG, S.A. and subsidiaries, in which at 31 December 2008 the Group held a 30.85% ownership interest, and whose assets and net profit at that date represented 11.7% and 12%, respectively, of the corresponding consolidated figures of the Repsol YPF Group at that date. The consolidated financial statements of the aforementioned investee were audited by other auditors and our opinion as expressed in this report on the consolidated financial statements of Repsol YPF, S.A. and Subsidiaries is based, with respect to these investees, solely on the report of the other auditors.

2. As required by Spanish corporate and commercial law, for comparison purposes the Parent’s directors present, in addition to the consolidated figures for 2008 for each item in the consolidated balance sheet, consolidated income statement, consolidated statement of recognised income and expense and consolidated cash flow statement, the figures for 2007 (see Note 1). Our opinion refers only to the consolidated financial statements for 2008. On 27 March 2008, we issued our auditors’ report on the 2007 consolidated financial statements, in which we expressed an unqualified opinion.

3. In our opinion, based on our audit and on the report of the other auditors, the accompanying consolidated financial statements for 2008 present fairly, in all material respects, the consolidated equity and consolidated financial position of Repsol YPF, S.A. and Subsidiaries at 31 December 2008 and the consolidated results of their operations, the changes in the consolidated income and expenses and their consolidated cash flows for the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with International Financial Reporting Standards as adopted by the European Union applied on a basis consistent with that used in the preparation of the figures for the preceding year, which are presented for comparison purposes.

Deloitte, S.L. Inscrita en el Registro Mercantil de Madrid, Tomo 13.650, folio 188, seccion 8, hoja M-54114.

inscripcion 96, C.I.F.: B-79104469. Domicilio Social: Plaza Pablo Ruiz Picasso, 1 - Torre Picasso, 28020 Madrid.

Member of Deloitte Touche Tohmatsu

CONSOLIDATED AUDITOR’S REPORT

4. The accompanying consolidated directors’ report for 2008 contains the explanations which the Parent’s directors consider appropriate about the Group’s situation, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the consolidated directors’ report is consistent with that contained in the consolidated financial statements for 2008. Our work as auditors was confined to checking the consolidated directors’ report with the aforementioned scope, and did not include a review of any information other than that drawn from the accounting records of Repsol YPF, S.A. and Subsidiaries.

DELOITTE, S.L.

Registered in ROAC under no. S0692

Javier Ares San Miguel

27 February 2009

CONSOLIDATED ANNUAL ACCOUNTS

REPSOL YPF, S.A. AND INVESTEES COMPOSING THE REPSOL YPF GROUP

CONSOLIDATED BALANCE SHEETS AT 31 DECEMBER 2008 AND 2007 Millions of Euros

ASSETS Note 31/12/08 31/12/07

Intangible assets: 4,079 4,326

a. Goodwill 8 2,851 3,308

b. Other Intangible assets 9 1,228 1,018

Tangible assets 10 25,737 23,676

Investment property 11 31 34

Investments accounted for using the equity method 13 525 537

Non-current financial assets 15 2,466 1,650

Deferred tax assets 25 1,463 1,020

Other non-current assets 276 298

NON-CURRENT ASSETS 34,577 31,541

Non-current assets available for sale 14 1,251 80

Inventories 16 3,584 4,675

Trade and other receivables 6,632 8,017

a. Sales and services customers 15 4,209 5,767

b. Other receivables 15 2,180 1,993

c. Income tax assets 243 257

Other current financial assets 15 494 266

Cash and cash equivalents 15 2,891 2,585

CURRENT ASSETS 14,852 15,623

TOTAL ASSETS 49,429 47,164

The accompanying Notes 1 to 42 are an integral part of these consolidated balance sheets.

CONSOLIDATED BALANCE SHEETS

REPSOL YPF, S.A. AND INVESTEES COMPOSING THE REPSOL YPF GROUP
CONSOLIDATED BALANCE SHEETS AT 31 DECEMBER 2008 AND 2007

Millions of Euros

	Note	31/12/08	31/12/07
LIABILITIES AND NET EQUITY			
NET EQUITY			
Share capital		1,221	1,221
Share premium		6,428	6,428
Reserves		247	247
Treasury shares		(241)	4
Retained earnings		11,427	9,459
Results attributable to the shareholders of the parent company		2,711	3,188
Dividends		(634)	(610)
EQUITY	17	21,159	19,937
Financial assets available for sale		(7)	47
Hedge transactions		(150)	(50)
Translation differences		(902)	(1,423)
ADJUSTMENTS FOR CHANGE IN VALUE	17	(1,059)	(1,426)
EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT COMPANY	17	20,100	18,511
MINORITY INTERESTS	17	1,170	651
TOTAL NET EQUITY		**21,270**	**19,162**
Subsidies	22	108	109
Non-current provisions for contingencies and expenses	20-21	2,710	2,565
Non-current Financial Liabilities	19	10,315	10,065
a. Debts with credit institutions and other obligations or other negotiable securities		10,001	9,883
b. Other financial liabilities		314	182
Deferred tax liabilities	25	2,554	2,473
Other non-current liabilities	22-23	1,451	1,435
NON-CURRENT LIABILITIES		**17,138**	**16,647**
Liabilities linked to non-current assets available for sale	14	601	–
Current provisions	20–21	437	286
Current Financial Liabilities:	19	1,788	1,501
a. Debts with credit institutions and other obligations or other negotiable securities		1,742	1,483
b. Other financial liabilities		46	18
Trade debts and other accounts payable:		8,195	9,568
a. Trade suppliers	24	2,878	4,491
b. Other creditors	24	5,027	4,347
c. Income tax liabilities		290	730
CURRENT LIABILITIES:		**11,021**	**11,355**
TOTAL LIABILITIES AND NET EQUITY		**49,429**	**47,164**

The accompanying Notes 1 to 42 are an integral part of these consolidated balance sheets.

11

CONSOLIDATED ANNUAL ACCOUNTS

REPSOL YPF, S.A. AND INVESTEES COMPOSING THE REPSOL YPF GROUP

CONSOLIDATED INCOME STATEMENTS

For the years ended 31 December 2008 and 2007

Millions of Euros

Note 31/12/08 31/12/07

Sales 57,740 52,098

Services rendered and other income 1,892 1,767

Changes in inventories of finished goods and work in progress inventories (274) 387

Income from reversal of impairment losses and gains on disposal of non-current assets 183 844

Allocation of subsidies on nonfinancial assets and other subsidies 18 13

Other operating income 1,416 814

OPERATING REVENUE 27 60,975 55,923

Materials used (40,861) (36,294)

Personnel expenses (2,016) (1,855)

Other operating expenses (9,789) (8,580)

Depreciation and amortisation of non-current assets (3,091) (3,141)

Impairment losses recognized and losses on disposal of non-current assets (135) (245)

OPERATING COSTS 27 (55,892) (50,115)

OPERATING INCOME 27 5,083 5,808

Financial income 294 216

Financial expenses (859) (774)

Changes in the fair value of financial instruments (19) 68

Net exchange differences 212 266

FINANCIAL RESULT 28 (372) (224)

PROFIT BEFORE TAX AND SHARE OF RESULTS OF COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD 4,711 5,584

Income Tax 25 (1,940) (2,338)

Share of results of companies accounted for using the equity method 13 66 109

Net income for the year from continuing operations 2,837 3,355

CONSOLIDATED NET INCOME FOR THE YEAR 2,837 3,355

Net income attributable to minority interests 17 (126) (167)

NET INCOME ATTRIBUTABLE TO THE PARENT 2,711 3,188

NET INCOME PER SHARE (1) Euros

Basic 2.23 2.61

Diluted 2.23 2.61

(1) The net income per share has been calculated taking into account the average number of shares outstanding while also considering the Treasury shares held by the company (see notes 17.1 and 17.4).

The accompanying Notes 1 to 42 are an integral part of these consolidated income statements

CONSOLIDATED BALANCE SHEETS

REPSOL YPF, S.A. AND INVESTEES COMPOSING THE REPSOL YPF GROUP CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSES

FOR THE YEARS ENDED 31 DECEMBER 2008 and 2007 Millions of Euros

31/12/08 31/12/07

CONSOLIDATED NET INCOME FOR THE YEAR (from the Consolidated Income Statement) 2,837 3,355

INCOME AND EXPENSES ATTRIBUTED DIRECTLY TO EQUITY:

From valuation of financial assets available for sale (75) 17

From cash flow hedges (147) (23)

Translation differences 433 (1,302)

From actuarial gains and losses and other adjustments – –

Tax effect 204 209

TOTAL 415 (1,099)

TRANSFERS TO THE CONSOLIDATED INCOME STATEMENT

From valuation of financial assets available for sale (1) (27)

From cash flow hedges 9 29

Translation differences 8 –

Entities accounted for using the equity method – –

Tax effect (4) (4)

TOTAL 12 (2)

TOTAL RECOGNIZED INCOME / (EXPENSE) 3,264 2,254

a. Attributable to the parent company 3,078 2,131

b. Attributable to minority interests 186 123

The accompanying Notes 1 to 42 are an integral part of these consolidated statements of recognised income and expenses.

CONSOLIDATED BALANCE SHEETS

REPSOL YPF, S.A. AND INVESTEES COMPOSING THE REPSOL YPF GROUP CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSES

FOR THE YEARS ENDED 31 DECEMBER 2008 and 2007 Millions of Euros

31/12/08 31/12/07

CONSOLIDATED NET INCOME FOR THE YEAR (from the Consolidated Income Statement) 2,837 3,355

INCOME AND EXPENSES ATTRIBUTED DIRECTLY TO EQUITY:

From valuation of financial assets available for sale (75) 17

From cash flow hedges (147) (23)

Translation differences 433 (1,302)

From actuarial gains and losses and other adjustments – –

Tax effect 204 209

TOTAL 415 (1,099)

TRANSFERS TO THE CONSOLIDATED INCOME STATEMENT

From valuation of financial assets available for sale (1) (27)

From cash flow hedges 9 29

Translation differences 8 –

Entities accounted for using the equity method – –

Tax effect (4) (4)

TOTAL 12 (2)

TOTAL RECOGNIZED INCOME / (EXPENSE) 3,264 2,254

a. Attributable to the parent company 3,078 2,131

b. Attributable to minority interests 186 123

The accompanying Notes 1 to 42 are an integral part of these consolidated statements of recognised income and expenses.

13

CONSOLIDATED ANNUAL

REPSOL YPF, S.A. AND INVESTEES COMPOSING THE REPSOL YPF GROUP CONSOLIDATED CASH FLOW STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2008 and 2007 Millions of Euros

Notes 31/12/08 31/12/07

Net income before tax and share of results of companies accounted for using the equity method 4,711 5,584

Adjustments to result 3,449 2,989

Depreciation and amortisation of assets 3,091 3,141

Other adjustments to result (net) 358 (152)

Changes in working capital 1,187 (582)

Other cash flows from operating activities: (2,648) (2,279)

Dividends received 110 179

Income tax received / (paid) (2,399) (2,157)

Other receipts / (payments) from operating activities (359) (301)

CASH FLOWS FROM OPERATING ACTIVITIES 6,699 5,712

Payments for investing activities: 8–11 y 30 (5,586) (5,373)

Group companies, affiliates and business units (99) (492)

Tangible assets, intangible assets and investment properties (4,914) (4,573)

Other financial assets (573) (308)

Receipts from divestments: 31 1,045 1,279

Group companies, affiliates and business units 920 522

Tangible assets, intangible assets and investment properties 102 548

Other financial assets 23 209

Others cash flows (174) 12

CASH FLOWS FROM INVESTING ACTIVITIES (4,715) (4,082)

Receipts and (payments) from equity instruments: 17 (245) 4

Acquisition (262) (110)

Disposal 17 114

Receipts and (payments) from liability instruments: 19 447 26

Issues 3,343 4,236

Return and redemption (2,896) (4,210)

Payments for dividends and payments on other equity instruments 17 (1,608) (949)

Other cash flows from financing activities (314) (459)

Interest payments (623) (635)

Other receipts / (payments) from financing activities 309 176

CASH FLOWS FROM FINANCING ACTIVITIES (1,720) (1,378)

Effect of changes in exchange rates 42 (224)

Net increase / (decrease) in cash and cash equivalents 306 28

Cash and cash equivalents at the beginning the year 15 2,585 2,557

Cash and cash equivalents at the end the year 15 2,891 2,585

COMPONENTS OF CASH AT THE END OF YEAR 31/12/08 31/12/07

(+) Cash and banks 1,589 684

(+) Other financial assets 1,302 1,901

TOTAL CASH AND CASH EQUIVALENTS AT THE END OF YEAR 2,891 2,585

The accompanying Notes 1 to 42 are an integral part of these consolidated cash flow statements.

Index

1. Basis of presentation 18

2. Regulatory framework 19

3. Basis of consolidation 25

4. Accounting policies 27

4.1 Current/Non-current classification 27

4.2 Offsetting 27

4.3 Functional currency and foreign currency transactions 27

4.4 Goodwill 27

4.5 Other intangible assets 28

4.6 Tangible assets 29

4.7 Investment property 31

4.8 Non-current assets available for sale and linked liabilities 31

4.9 Impairment losses on tangible assets, intangible assets and goodwill 31

4.10 Current and non-current financial assets 32

4.11 Inventories 33

4.12 Cash and cash equivalents 33

4.13 Net income per share 33

4.14 Financial liabilities 34

4.15 Provisions 34

4.16 Pensions and other similar obligations 34

4.17 Subsidies 35

4.18 Deferred income 35

4.19 Leases 36

4.20 Income tax 36

4.21 Revenue and expense recognition 37

4.22 Financial derivatives 37

4.23 Methodology for estimating recoverable amount 39

4.24 New standards issued 39

5. Financial risk management and definition of hedges 41

5.1 Market Risk 41

5.2 Liquidity risk 42

5.3 Credit Risk 43

6. Capital management 44

7. Accounting estimates and judgments 45

8. Goodwill 46

9. Other intangible assets 48

10. Tangible assets 49

11. Investment property 51

12. Asset impairment 52

13. Investments accounted for using the equity method 52

14. Non-current assets available for sale and linked liabilities 54

15. Current and non-current financial assets 54

16. Inventories 59

17. Equity 60

18. Dividends 64

19. Financial liabilities 64

20. Provisions for contingencies and expenses 68

21. Provision for pensions and similar obligations 68

22. Subsidies and other non-current liabilities 69

23. Obligations under finance leases 70

24. Trade debts and accounts payable 70

25. Tax matters 71

26. Joint ventures 74

27. Income and expenses from continuing operations 75

28. Finance income and costs 76

29. Segment reporting 76

30. Business combinations and changes in composition of the group 80

31. Divestments 82

32. Medium- and long-term incentive plans 84

33. Information on related party transactions 84

34. Information on the members of the board of directors and executives 86

35. Headcount 89

36. Operating leases 90

37. Contingent liabilities and obligations 90

38. Derivatives transactions 98

38.1 Fair value hedges of assets and liabilities 99

38.2 Cash flow hedges 101

38.3 Hedges of net investment in foreign operation 104

38.4 Other derivatives transactions 105

39. Environmental information 109

40. Fees paid to the auditors 111

41. Subsequent events 111

42. Explanation added for translation to english 111

CONSOLIDATED ANNUAL ACCOUNTS

1 Basis of presentation

Repsol YPF, S.A. and investees composing the Repsol YPF Group (hereinafter “Repsol YPF”, “the Repsol YPF Group” or “the Group”) constitute an integrated group of oil and gas companies which commenced operations in 1987 and engage in all the activities relating to the oil and gas industry, including exploration, development and production of crude oil and natural gas, the transportation of oil products, liquid petroleum gas (LPG) and natural gas, refining, the production of a wide range of oil products and the retailing of oil products, oil derivatives, petrochemicals, LPG and natural gas.

The corporate name of the parent of the corporate Group of companies that prepares and files these consolidated financial statements is Repsol YPF, S.A.

Repsol YPF, S.A. is registered at the Madrid Mercantile Registry in volume 3893, folio 175, sheet no. M-65289, entry no. 63a. Its Employer Identification Number is A-78/374725 and its National Classification of Economic Activities Number is 742.

Its registered office is in Madrid, at Paseo de la Castellana, 278, where the Shareholder Service Office is also located, the telephone number of which is 900 100 100.

Repsol YPF is a private-law entity incorporated in accordance with Spanish legislation, which is subject to the Spanish Corporations Law of 22 December 1989, and, in particular, to the legislation governing listed corporations, whose activities, both in Spain and abroad, are subject to wide-reaching regulations.

The accompanying consolidated financial statements are presented in millions of euros and were prepared from the accounting records of Repsol YPF, S.A. and of its investees. The consolidated financial statements are presented in accordance with the International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB) and as approved by the European Union at 31 December 2008. The IFRS approved by the European Union differ in some aspects to the IFRS published by the International Accounting Standards Board; however these differences do not have a relevant impact on the Group’s consolidated financial statements for the years presented. Accordingly, they present fairly the Group’s consolidated equity and financial position at 31 December 2008, the results of its operations, the changes in consolidated equity and the consolidated cash flows in the year then ended.

The presentation format of the accompanying financial statements has been amended with respect to 2007 in application of the disclosure requirements established in Circular 1/2008, of January 30, from the Spanish “Comisión Nacional del Mercado Valores” (CNMV). These mentioned amendments, although not relevant, have meant the implementation of new headings within the financial statements and changes in some disclosures in the notes to the financial statements (see mainly notes 15, 19 y 33). In addition, the Consolidated Statement of Recognised Income and Expense has been included for the first time. Necessary information, where appropriate, regarding the fiscal year 2007 has been amended and is shown for comparative purposes.

These consolidated financial statements for 2008, which were prepared by the Board of Directors of Repsol YPF, S.A. at its meeting, held on 25 February 2009, and the financial statements of the investees will be submitted for approval by the shareholders at the respective Annual General Meeting, and it is considered that they will be approved without any changes.

The preparation of the consolidated financial statements in accordance with IFRS, which is the responsibility of the Group’s directors, makes it necessary to make certain accounting estimates and for the directors to use their judgment when applying the Standards. The most complex areas, the areas in which the directors’ judgment is most required and the areas in which significant assumptions or estimates have to be made are detailed in Note 7 (Accounting Estimates and Judgments).

The consolidated financial statements for 2007 were approved by the shareholders at the Annual Meeting of Repsol YPF, S.A. held on 14 May 2008.

REPORT

2 Regulatory framework

Spain

General

Spain currently has legislation to liberalize the oil industry, the most recent manifestation of which is Hydrocarbons Sector Law 34/1998, of October 7, 1998, which has been amended by several provisions, among them the Law 12/2007, of July 7, and implemented through numerous royal decrees and ministerial orders. The said Law establishes the criteria for allocating powers among the Spanish government and the central and regional administrations.

The Spanish National Energy Commission (Comisión Nacional de Energía) is the public agency attached to the Ministry of Industry, Tourism and Commerce, with power as regulatory authority, that is in charge of ensuring effective competition, objectivity and transparency in the electricity and liquid and gaseous hydrocarbons markets and to the benefit of all market participants, including consumers.

Royal Decree-Law 4/2006 expanded the functions of the Spanish National Energy Commission. Prior administrative authorization must be obtained for certain acquisitions or investments in companies that engage in regulated activities or activities that, although not regulated in the strict sense, are subject to significant oversight by administrative bodies in Spain. Notwithstanding this, on 28 July 2008, the European Court of Justice declared that the achievement of the aforementioned administrative authorization (regarding acquisitions carried out by Community Companies) is contrary to sections 43 and 56 of the EC.

Royal Decree-Law 5/2005, of March 11, 2005, contains provisions relating to the energy markets. Among these provisions, the definitions of “main operator” (a company that is among the five companies with greater market share in any of the different sectors at issue) and “dominant operator” (a company that has, as a group, a market share equal or superior to 10 percent of the market in which it is operating, that is, generation and supply electric energy sectors, production and supply of fuels; production and supply of LPG, production and supply of natural gas) are significant.

The definition of “main operator” is important because it affects the limitations on the exercise of voting rights and the appointment of members of the administrative body to the physical o legal persons which directly or indirectly have participations in the Capital or in the voting rights of two or more companies acting as main operators in aforementioned sectors.

Regarding the “dominant operator”, the Law, to date, has not established limitations in connection with the petroleum industry. To be defined as a “dominant operator” only implies certain limitation or additional liabilities in the electricity sector.

Pursuant to Law 55/1999 (amended by Law 62/2003), the acquisition by public entities, or by entities of any kind controlled by public entities or in which public entities hold a majority stake, of ownership stakes in energy companies of at least 3% of the capital stock, must be notified to the Government, to the effect that the Council of Ministers may, within two months, authorize, deny or set conditions on the exercise of political rights (the so-called energy “golden share”). The Decision of the Court of Justice of the European Communities of February 14, 2008 determined that Spain had not fulfilled the obligations incumbent upon it pursuant to article 56 CE, because it has retained measures such as the “golden energy share,” which limit the voting rights of shares held by public entities in Spanish companies operating in the energy industry.

Liquid Hydrocarbons, Oil and Petroleum Derivatives

In Spain, hydrocarbon deposits and underground storages existing on Spanish territory and in the territorial marine subsoil and ocean bottoms which are under Spanish sovereignty are considered public properties. Also some of the activities falling within the scope of Law 34/1998 may be subject to the required authorizations, permits and/or concessions. Other activities are liberalized.

Construction and operation of refining, transportation and fixed storage facilities are subject to prior authorization the granting of which is required to meet the relevant technical, safety, financial, environmental requirements.

CONSOLIDATED ANNUAL ACCOUNTS

Third parties may freely access transportation and fixed storage facilities of oil products, such as the facilities of Compañía Logística de Hidrocarburos S.A. (“CLH”), on conditions agreed on an objective, transparent and non-discriminatory basis. Notwithstanding, the Spanish government has the discretion to establish access tolls for mainland territories and for those areas of the Spanish territory where alternative transport or storage facilities do not exist or are insufficient. As of the date of this annual report, the Spanish government has not exercised this discretion.

Pursuant to Royal Decree Law 6/2000, no physical or legal person may hold, directly or indirectly, ownership of more than 25% of the capital stock of CLH. This same Royal Decree further provides that the aggregate direct or indirect ownership interest in CLH of entities with refining capacity in Spain may not exceed 45% of CLH’s capital.

Petroleum derivative prices have been liberalized, with the exception of LPG, which is subject, in some cases, to maximum retail prices. Prices of bulk LPG and LPG sold in bottles that are less than eight kilograms or more than 20 kilograms have been liberalized.

The quarterly maximum sale pricing, before taxes, of bottled liquefied gas petrol, and affecting the cans with the same or higher weight than 8 kg and lower than 20 kg, with the exception of the mixture cans for the use of the liquefied gas petrol as fuel, is updated by the Ministerial Order ITC/1858/2008 on 26 June. The Spanish Government, by the Ministerial Order ITC/2707/2008, on 26 September, temporarily adjourned the implementation of the maximum pricing formula for the fourth quarter of 2008, keeping for fourth quarter the maximum pricing fixed from the previous quarter.

The retail marketing of bottled liquefied gas petrol may be carried out freely by any physical or legal person.

Natural Gas System

Law 12/2007 of July 2, 2007 amended Law 34/1998 on the hydrocarbon sector, incorporating into Spanish Law European Parliament Directive 2003/55, and incorporates measures for achieving a completely liberalized market which will be the basis for greater competition, price reduction and improvement in the quality of service to the end-user.

This regulation establishes the extinction of the tariff system. The same Directive includes the role of the supplier of last resort, who shall be liable to supply the consumers with deficient power of negotiation. Moreover, it shall be for a maximum price (“last resort tariff”) which shall be established by the Ministry of Industry, Tourism and Trade. The Ministerial Order ITC/2857/2008, on 10 October, regulates the supply tariff of last resort for the natural gas and sets its calculation.

The activities of different individuals involved in the gas system are redefined, establishing a legal and operational separation between the so-called “network activities” (transportation, distribution, regasification or storage), on the one hand, and production and supply activities, on the other. In addition, the Law eliminates possible competition between distributors and marketers in the supply sector by eliminating the tariff system and creating a last-resort tariff.

Regasification, basic storage, transportation and distribution activities are regulated activities. Companies that perform these activities may not perform commercialization activities. Royal Decree 949/2001 implemented criteria and principles related to compensation for regulated activities.

Commercialization activities are liberalized. Companies dedicated to natural gas commercialization may not have additional corporate objectives in the gas sector and may not perform regasification, basic storage, transport or distribution activities.

Since January 1, 2003, all consumers, regardless of their level of consumption, are qualified consumers and may choose between buying natural gas from distributors in the regulated market or from commercializers in the liberalized market.

The construction, operation, modification and closing of basic network and carrier network facilities require prior government authorizations.

The system’s technical manager is responsible for the technical management of the basic network and the secondary carrier network and guarantees the continuity and safety of the supply and appropriate coordination among access points, storage facilities, transportation and distribution. Enagas, S.A. is the system’s technical manager. Pursuant to Law 62/2003, no entity may own, directly or indirectly, more than 5% of the capital stock of Enagas, S.A.

REPORT

As of January 1, 2003, no company or group of companies acting in the natural gas sector can collectively provide natural gas for consumption in Spain in an amount in excess of 70% of domestic consumption. The Spanish government is authorized to modify that percentage based on changes in the sector and the sector’s business structure.

Minimum safety stock

Royal Decree 1766/2007, whereby the Royal Decree 1716/2004 is amended, regulates the minimum stock maintenance in the oil and natural gas sectors, the liability of diversification in the natural gas supply and the set up the Corporation of Strategic Reserves of Petroleum Products (CORES). The mentioned Royal Decree increases the number of minimum safety stock days from 90 to 92 compulsory days as of 1 January 2010.

The Competent Administrative Authority appointed for the inspection and control of the minimum safety stock and the diversification is the Corporation of Strategic Reserves of Petroleum Products (CORES).

Argentina

Exploration and Production

The Argentine oil and gas industry is regulated by Law No. 17,319 (the “Hydrocarbons Law,”). The Argentine government, through the Secretariat of Energy, issues regulations to complement the Law. The regulatory framework of this Law was established on the assumption that the reservoirs of hydrocarbons would be national properties and Yacimientos Petrolíferos Fiscales Sociedad del Estado, YPF’s predecessor, was responsible for their operation under a Wdifferent framework than private companies.

In 1992, Law No. 24,145, (referred to as the “YPF Privatization Law,”) regulated the privatization of YPF and initiated a process for the transfer of hydrocarbon reservoirs from the Argentine government to Provinces, in whose territories they were located. The YPF Privatization Law established that the exploration licenses and exploration concessions in force at the time this Law was passed would be transferred on expiration of the corresponding legal and/or contractual terms.

The YPF Privatisation Law awarded YPF 24 exploration licenses and 50 exploration concessions. The Hydrocarbons Law limits the number and total surface area of the exploration licenses or exploration concessions which an entity may hold.

In October 2004, the Argentine Congress enacted Law No. 25,943 creating a new state-owned energy company, Energía Argentina S.A., (“ENARSA.”). The corporate purpose of ENARSA is the study, exploration and exploitation of hydrocarbons fields, the transport, storage, distribution and commercialization of these products and their derivatives products, as well as the transportation and distribution of natural gas, and the generation, transportation, distribution and sale of electricity. This Law granted to ENARSA all exploration concessions in respect of offshore areas that had not been awarded to other companies before the Law came into force.

In accordance with the current legal system (new Article 124 of the Argentine Constitution, Decree 546/2003, Law 26.197) oil and gas regulation (both legislative and regulatory) falls under the jurisdiction of the National Government, whereas the application of the Oil and Gas Law and its supplementary regulations will correspond to the provinces or to the State, depending on where the fields are located.

In October 2006, Law 26,154 created a special regime for oil and gas exploration and operation applicable to all the participating provinces in the Republic of Argentina and on the Argentine Continental Shelf. Interested parties must go into partnership with ENARSA in order to avail themselves of the numerous benefits of this regime.

In November 2008, by virtue of the Decree of the National Executive Power N. 2014/2008, the program “Petróleo Plus” was set up and aimed to increase the production and stocks through new prospecting and exploitation investments. To this goal, it establishes a system of tax incentives for those exploitation companies to increase their production and stocks within the provisions of the program.

Natural Gas

In June 1992, Law 24,076 was enacted, establishing the regulatory framework for the transport and distribution of natural gas. It also stipulated that natural gas transport and distribution activities constituted a national public service.

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The regulatory framework applicable to the transport and distribution of natural gas establishes an open access system under which producers such as YPF have open access to the transport capacity available in the transport and distribution systems on non-discriminatory bases.

Natural gas exports require the prior approval of the Ministry of Energy.

Refining

Crude oil refining activities are subject to authorisation by the Argentine government, and to compliance of national, provincial and municipal safety and environmental regulations. Oil companies must be registered in the registry of oil companies held by the Ministry of Energy

Market Regulation

The Hydrocarbons Law authorizes the executive branch of the Argentine government to regulate the Argentine oil and gas markets and prohibits the export of crude oil during any period in which the executive branch finds domestic production to be insufficient to satisfy domestic demand.

Through the Resolution N. 265/2004 of the Secretariat of Energy, the Argentinean Government set up a program of useful cut downs on natural gas exports and related transportation. Said program was replaced by the Program of Rationalisation of Gas Exports and the Use of Transportation Capacity (the “Program”) passed through 659/2004 of the Secretariat of Energy. Additionally, the Resolution SE N. 752/2005 made an arrangement for industrial users and thermal generators (who from that Resolution shall purchase directly the natural gas from the producer) who might also be supplied with natural gas from export cut downs, through the Constant Additional Injection set up by that Resolution. By means of the Program and/or the Constant Additional Injection, the Argentinean Government requires the natural gas export producers the delivery of additional amounts of the said product to the domestic market to meet the demand of some users in the market (“Additional Injection Requirements”). Such additional volumes are not contracted by YPF and it is compelled to charge the natural gas exports, whose execution has been conditioned. Additionally, the Argentinean Government by the mediation of instructions taught by different paths has regulated some restrictions to the natural gas exports (together with the Program and the “Constant Additional Injection”, called the “Restrictions”).

By the enactment of several rules, the Fuels Undersecretariat restored a record system for the hydrocarbons and derivatives exports and some obligations for supply to the local market were enforced, including the obligation to import some products as allowances for export, whether necessary to meet internal demand. On 11 October 2006, the Secretariat of Internal Commerce demanded to the refining companies and/or the wholesalers and/or the retailers to cover the fuel-oil demand in the whole territory of Argentina meeting the market growth.

The Resolution N. 394/07 of 16 November has increased the taxes to the crude and derivative exports in Argentina. The new scheme sets up that in the cases in which the export price is fixed over the reference price (60.9 dollars/barrel), the producer shall have the right to charge 42 dollars per barrel and the rest up to the benchmark price shall be withheld by the Government of Argentina as taxes to import. In the event that the export price is under the international benchmark price fixed, but over 45 dollars per barrel, 45% retention shall apply. In the event that the export price was under 45 dollars per barrel, the withholding percentage shall be fixed within 90 days’ term. This same method shall apply to the exports of other oil products and lubricants using different benchmark prices, withholding prices and prices allowed for producers wherever the cases.

On 14 June 2007 the Decision N. 599/07 of the Secretariat of Energy passed a proposal in agreement with the natural gas producers concerning the supply of natural gas to the domestic market for the period 2007 to 2011 (“Agreement 2007-2011”). YPF signed the agreement.

In October 2008 the Resolution 1070/08 of the Secretariat of Energy ratified the “Supplementary Agreement with Natural Gas Producers” whose effective term is extended to 31 December 2009. YPF signed the whose goal is: (I) the restructuring of natural gas prices at wellhead; (II) the segmentation of the residential demand and (III) the setting up of the contribution of the natural gas producers sector to the Trust Fund created by Act 26,020 for the promotion of a lower differential price offer for the LPG bottles of ten, twelve and fifteen kilograms for those residential LPG low-income consumers.

By virtue of the Resolution SE 24/2008, amended by the Decision SE 1031/2008, the incentives program for the production of natural gas called “Gas Plus” is set up. The natural gas produced under this Gas Plus program shall not be included as part of the Agreement Volume with the Natural Gas Producers 2007-2011 and whose marketing value shall not be

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subject to the price conditions provided in the Agreement with the Natural Gas Producers 2007-2011.

Law N. 26,020 establishes the basic regulatory framework for the industry and marketing of the LPG (Liquefied Petroleum Gas). The authority established the volumes and sales prices of LPG through various resolutions.

Venezuela

The Basic Hydrocarbons Law (Ley Orgánica de Hidrocarburos, LOH) regulates migration from the former operating agreements to mixed-ownership enterprises. On 20 June 2006 the Energy and Petroleum Ministry approved the incorporation of the mixed oil company Petroquiriquire, S.A., in which Repsol YPF has a 40% interest and PDVSA a 60% stake. On the same date, the incorporation of the mixed company Quiriquire Gas, S.A. was also approved, in which Repsol YPF and PDVSA have an interest of 60% and 40%, respectively. The license was granted in March 2007.

Bolivia

On 1 May 2006 Supreme Decree 28,701 (the “Nationalization Decree”) was published, which nationalised the country’s oil and gas and transferred the ownership and control thereof to the Bolivian company Yacimientos Petrolíferos Fiscales Bolivianos (YPFB). Furthermore, the shares required to enable YPFB to control at least 50% plus one vote in different companies, among them Empresa Petrolera Andina, S.A.

As a result of the aforementioned, Empresa Petrolera Andina, S.A. entered with YPFB into a Purchase and Sales Agreement, and the corresponding Stockholders Agreement, by virtue thereof it was transferred to YPFB the 1.08% of the Share Capital of Empresa Petrolera Andina, S.A., a company which has changed its corporate name to YPFB Andina, S.A.

Operating Contracts

According to the Hydrocarbons Act 3,058 dated 19 May 2005 and the Nationalisation Decree, on 28 October 2006, Repsol YPF E&P Bolivia S.A. and its affiliate Empresa Petrolera Andina, S.A., now YPFB Andina S.A., signed with YPFB the Exploitation Contracts establishing the conditions for the prospecting and production of hydrocarbons in Bolivia, effective as of 2 May 2007.

Regarding these contracts, on 9 April 2008, by means of Supreme Decree 29,504, the conditions and parameters were set up for the recognition, approval and publication by YPFB of the Recoverable Costs within the framework of the Exploitation Contracts entered into between the oil companies and YPFB. This Decree was carried out in accordance with Act 3,740 of Sustainable Development in the Hydrocarbons Sector.

Furthermore, by the Supreme Decree 29,528 of April 23rd 2008, that amends the 28,222 of 27 June 2005, that rules the Regulation for the Settlement of Royalties and the Participation to the National Treasury for the production of hydrocarbons, and the Supreme Decree 28,223 of June 27th 2005, that rules the Regulation for the Settlement of Direct Taxes to Hydrocarbons. Both regulations were amended for the purpose of being in line with the Exploitation Contracts executed between the oil companies and YPFB.

As of the date of these consolidated financial statements there are some pending issues concerning the Exploitation Contracts and the compliance of previous liabilities, still not regulated. Among these pending aspects there is to be highlighted the process of settlement and reconciliation of accounts with YPFB and the placement of the method of payment of the VAT regarding the Holders Compensation which, on December 2008, was acknowledged and paid by YPFB with Tax Credit Notes (negotiable securities). Currently Repsol YPF, as other Holders, is in negotiations with YPFB with respect to the Delivery Agreements, and Methods of Payment, included in the final draft and, which, shall complement the contractual framework of the Exploitation Contract regarding the payment of the Holders Compensation and the delivery of hydrocarbons to YPFB.

Transition Period

The transition period, until the execution by YPFB of new transport and marketing agreements, that started on 13 May 2007 and was extended for several opportunities until finally

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the Supreme Decree 29,709 extended the transitional period until 30 November 2008. The Supreme Decree established that in the event that prior to the mentioned date the transport and marketing agreements of natural gas and liquid hydrocarbons had not been signed with YPFB, from 1 December 2008 onwards, YPFB shall apply the conditions agreed on contracts already executed with similar companies. It is worth to mention that YPFB has executed the natural gas and liquid hydrocarbons transport agreements with the carrier company Transredes S.A., and that Repsol YPF E&P Bolivia S.A. signed an agreement with Transredes S.A., now called YPFB Transporte S.A., the Termination Agreement of the corresponding natural gas transport agreement. To date the Termination Agreement of the Liquid Hydrocarbons transport agreement is still being negotiated.

Ecuador

On 29 March 2006, by the Law 2006-42, Ecuador demanded from the contractors of all the prospecting and exploitation joint contracts of hydrocarbons the payment of at least 50% of the so-called “surpluses of crude oil”, that is, of the difference between the participation value of each contractor, according to the oil price at the date of the execution of the contract (calculated on the basis of the monthly average of the sale price expressed in fixed values) and its value in accordance to the oil price at the date of sale by the contractors. Later on, the Executive Decree N. 662, on 4 October 2007, which amends the 1,672, increases the mentioned stake of the State over the oil surpluses up to 99%.

On 9 June 2008, the companies constituting the consortium of contractors of the Block 16 (Repsol YPF Ecuador S.A., Murphy Oil Co., CRS Resources (Ecuador) LDC, and Overseas Petroleum and Investment Corporation), in disagreement with the application of this new encumbrance, filed to the CIADI an application for international arbitration pursuant to the Equity Contract. The total amount paid by the consortium of contractors under protest, until March 2008, regarding the application of the Act 2006-42, was 591.5 million dollars (EUR 425 million), amount whereby and the other members of the consortium of contractors claim compensation to Petroecuador and the Government of Ecuador before the CIADI. Repsol YPF share in the consortium of the Block 16 is 35%.

The Decrees 1,402 and 1,448 of 5 November 2008 and 3 December 2008, respectively, and the Act 42 of 29 March 2006, published in the Official Registry on 25 April 2006, decrease the mentioned State equity claim on the referred “surpluses of crude oil price” down to 70%, but only applied to these Equity Contracts with the Government for the prospecting and exploitation of Hydrocarbons –or its amendments- executed as of 1 August 2008. As of 31 December 2008 Repsol YPF Ecuador S.A. (Ecuador branch), as operator of the Block 16, has not executed or amended any Equity Contract after 1 August 2008. However, on 6 November 2008 and the majority of the partners in the Block 16 have signed a deed for the amendment of said Equity with the Ecuadorian Government and Petroecuador. Petroecuador has claimed from the consortium of contractor the extraordinary earning not paid yet. Repsol has requested to the CIADI, as precautionary measure in the arbitration, to stop the above claim.

Other countries

Repsol YPF’s operations are also subject to an extensive variety of legislation and regulatory frameworks in the other countries in which it operates. All the aspects of the activities performed, including, inter alias, issues such as land occupancy, production rates, royalties, price-setting, environmental protection, export rates, exchange rates, etc., are covered by such legislation and regulatory frameworks. The terms of the concessions, licenses, permits and agreements governing the Group’s interests vary from one country to the next. These concessions, licenses, permits and agreements are generally awarded or jointly carried out with government bodies or state companies and occasionally with private sector organisations.

The directors consider that the accompanying consolidated financial statements reflect, at the date of their preparation, all the significant events and effects of the economic and regulatory situation prevailing in the countries in which the Group operates. Also, based on the progress that can reasonably be expected to be made in relation to the foregoing, the directors consider that the adoption of measures or the occurrence of events which might have a significant adverse impact on the Group’s operations is unlikely.

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3 Basis of consolidation

3.1 Repsol YPF´s consolidated financial statements include the investments in all their subsidiaries, associates and join ventures.

All the subsidiaries over which Repsol YPF exercises direct or indirect control were fully consolidated. Control is the power to govern the financial and operating policies of a company so as to obtain benefits from its activities. Control is, in general but not exclusively, presumed to exist when the Parent owns directly or indirectly more than half of the voting power of the investee.

The share of the minority interests in the equity and profit of the YPF Group’s consolidated subsidiaries is detailed under the headings “Minority interests”, in the consolidated balance sheet and “Net income Attributable to Minority Interests” in the consolidated income statements, respectively.

Joint ventures are proportionately consolidated and, accordingly, the consolidated financial statements include the assets, liabilities, expenses and income of these companies only in proportion to the Repsol YPF Group’s ownership interest in their capital. Joint ventures are those over which there is shared control and exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control.

The assets, liabilities, income and expenses corresponding to the joint ventures are presented in the consolidated balance sheet and consolidated income statement in accordance with their specific nature.

Associates are accounted for using the equity method. These are companies over which the investor has significant influence but does not exercise effective or joint control. Significant influence is the power to affect financial and operating decisions of a company and is presumed to exist when the investor holds an interest of 20% or more. The equity method involves consolidation based on the underlying carrying amount of the interest held in the company, as reflected in “Investments accounted for using the equity method”. The net profit or loss obtained each year through these companies is reflected in the consolidated income statements as “Share of results of companies accounted for using the equity method”.

Losses incurred by an associate attributable to the investor that exceed the latter’s interest in the associate are not recognised, unless the Group is obliged to cover them.

Appendix I contains a list of the consolidated subsidiaries, associates and joint ventures in which Repsol YPF, S.A. has direct and indirect ownership interests, which were included in the scope of consolidation.

The balances, transactions and profits between the fully consolidated companies were eliminated on consolidation. All balances, transactions and profits derived from transactions between the proportionately consolidated companies and other Group companies were eliminated in proportion to Repsol YPF’s ownership interest in the capital of these companies. The profit or loss on transactions between Group companies and associates was eliminated in proportion to the Group’s percentage of ownership of these companies.

The accounting policies and procedures used by the Group companies were standardised with those of the Parent for the purpose of presenting the consolidated financial statements using uniform measurement bases.

The financial statements of the investees whose functional currency differs from the presentation currency (see note 4.3), are translated as follows:

The assets and liabilities in each of the balance sheet presented are translated at the exchange rates prevailing on the balance sheet date.

Income and expense items in each of the income statements are translated at the average exchange rates of the period.

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Any exchange differences arising as a result of the foregoing are recognised as a separate component of “Adjustments for changes in value” of equity called “Translation Differences”.

On disposal of a company whose functional currency is not the euro, the exchange differences deferred as a component of equity relating to that company are recognised in the income statement on the same date as that on which the gain or loss on disposal is recognised.

The exchange rates against the euro of the main currencies used by the Group companies at 31 December 2008 and 2007 were as follows:

December 31st, 2008 December 31st, 2007

Year-End Rate Cumulative Average Rate Year-End Rate Cumulative Average Rate

Dollar 1.392 1.471 1.472 1.370

Argentinian Peso 4.778 4.615 4.606 4.244

Brazilian Real 3.252 2.675 2.608 2.664

3.2 Changes in the scope of consolidation

Appendix I includes the main changes in 2008 and 2007.

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4 Accounting policies

The principal accounting policies used by Repsol YPF in preparing the consolidated financial statements, are as follows:

4.1 Current/Non-current classification

In the accompanying consolidated balance sheet, assets and liabilities maturing within 12 months are classified as current items and those maturing within more than 12 months as non-current items.

4.2 Offsetting

As a general rule, in the consolidated financial statements neither assets and liabilities nor income and expenses are offset, except when offsetting is required or permitted by a given Standard and this presentation reflects the substance of the transaction.

Income and expenses arising from transactions in which, contractually or by law, offsetting is permitted and the Group intends to settle them on a net basis, or to realise the asset and settle the liability simultaneously are presented at their net amount in the consolidated income statements.

4.3 Functional currency and foreign currency transactions

Functional currency

The items included in these consolidated financial statements relating to the Group companies are measured using their functional currency, which is the currency in the main economic environment in which they operate. The consolidated financial statements are presented in euros, which is the Repsol YPF Group’s functional and presentation currency.

Foreign currency

Transactions in currencies other than the functional currency of an entity are deemed to be “foreign currency transactions” and are translated to the functional currency by applying the exchange rates prevailing at the date of the transaction. At each year end, the foreign currency monetary items on the balance sheet are measured at the exchange rate prevailing at that date and the exchange rate differences arising from such measurement, except for what is mentioned in the preceding paragraph, are recognised under financial result in the income statement during the period in which they occur.

4.4 Goodwill

Goodwill relates to the excess of the cost of acquisition of investees over the fair value of their identifiable assets, liabilities and contingent liabilities at the date of acquisition (see Note 8).

In the event of a deficiency, the value of the assets, liabilities and contingent liabilities acquired must be re-assessed. If after this re-assessment the deficiency continues to exist, it is recognised as income under “Other Operating Income” in the consolidated income statement.

Goodwill is not amortised and, in accordance with IFRS3, is subsequently measured at cost less any accumulated impairment losses (see Note 4.9).

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4.5 Other intangible assets

The Repsol YPF Group initially recognises intangible assets at acquisition or production cost, except in the case of the emission allowances described in section f). This cost is amortised on a straight-line basis over their useful lives. At each balance sheet date, these assets are measured at cost less any accumulated amortisation and any accumulated impairment losses.

The main intangible assets of the Repsol YPF Group are as follows:

a. Trademarks and similar intangible assets

Trademarks and similar intangible assets generated internally by the Group are not recognised as assets and the expenses incurred are allocated to income as incurred.

b. Research and development expenditure

The Group records incurred research expenses as expenses in the current period. Development expenses are capitalised if all the conditions required by the applicable accounting standard are fulfilled.

c. Leasehold assignment, surface and usufruct rights

This account includes the following:

I. Costs relating to contracts for the purchase of service station management rights and of the usufruct and surface rights related to these assets. These costs are amortised over the related contract terms, which range from 9 to 50 years.

II. Exclusive rights to use gas transmission pipelines. These rights are amortised over the term of the related right (currently 25 years).

d. Reflagging rights and rights of publicity

This account relates to the cost of reflagging contracts for service stations owned by third parties, and the account balance is amortised on a straight-line basis over the related contract term.

e. Exclusive supply contracts

This account relates to the costs arising from exclusive supply contracts entered into with service station owners, distributors and direct consumers, which are amortised on a straight-line basis over the term of the contract (the average term is currently five years).

f. Emission allowances

Emission allowances are recognised as an intangible asset and are measured at acquisition cost.

Allowances received for no consideration under the National Emission Allowance Assignment Plan, are initially recognised at the market price prevailing at the beginning of the year in which they are issued, and a balancing item is recognised as a grant for the same amount under deferred income, which is charged against income as the corresponding tons of CO2 are consumed.

These allowances are not depreciated as its book value equals the residual value and, therefore, its depreciable basis is zero, as these keep its value until delivery, meanwhile these may be sold anytime. The rights of emissions are subject to an annual analysis on impairment (see Note 4.9). The market value of the emissions allowances is measured according to the average price of the stock market of the European Union (European Union Allowances) provided by the ECX-European Climate Exchange.

As the emissions are released into the atmosphere, the Group records an expense on the heading “Other operating Expenses” in the consolidated income statement acknowledging a provision whose amount is based on the CO2 tones emitted, measured, (I) at its book value, (II) or by the quotation price at the closing in the case Repsol YPF does not have enough emission allowances available for the period.

In 2008 the net effect in the income statement of the Group due to the transactions related with the emissions allowances amounted to EUR16 million, 2007 amounted to less than EUR1 million.

When the emissions allowances for the CO2 tons emitted are delivered to the authorities, the intangible assets as well as their corresponding provision are derecognised from the balance sheet without any effect on the income statement.

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g. Other intangible assets

This account includes administrative concessions and other costs, such as those relating to computer software and intellectual property. These items are amortised on a straight-line basis over the useful lives of the assets; in the case of the administrative concessions, over the term of the related concession, and in the case of other assets over a period ranging between 3 and 20 years.

4.6 Tangible assets

The Repsol YPF Group uses the cost model by which items of tangible assets are measured initially at their acquisition cost.

a. Cost

The cost of tangible assets items includes their acquisition cost, all the costs directly related to the location of assets, making them operational and the present value of the expected disbursements necessary for any costs of dismantling and removing the item or restoring the site on which it is located, when such obligations are incurred under certain conditions. Subsequent changes to the estimates of the liabilities due to dismantling costs and related liabilities arising out of changes in the estimated cash flows or in the discount rate are added or deducted from the cost of the corresponding asset during the period in which they occur.

Borrowing costs that are directly attributable to the acquisition or construction of assets that require more than one year to become available for use are capitalised as part of the cost of these assets.

Personnel expenses and other operating expenses incurred in the construction of the asset are also capitalised.

The costs of expansion, modernisation or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalised.

Repair, upkeep and maintenance expenses are recognised in the income statement as incurred. Furthermore, certain of the Repsol YPF Group’s facilities require periodic reviews. In this respect, a portion of the items requiring replacement are recognised specifically and are depreciated over the period until the next repairs are carried out.

This heading also includes investments relating to oil and gas exploration and production activities (see Note 4.6.c), and the cost of assets held under finance leases (see Note 4.19.a).

b. Depreciation

Tangible assets, other than those relating to oil and gas exploration and production activities (see Note 4.6.c), are depreciated, using the straight-line method, on the basis of the acquisition cost of the assets less their estimated residual value, over the years of estimated useful life of the assets, the detail being as follows:

Years of estimated useful life

Buildings and other structures 30–50

Machinery and fixtures:

Machinery, fixtures and tools 8–15

Furniture 9–15

Refineries in service:

Units 8–15

Storage tanks 20–30

Pipelines and networks 12–18

Gas infrastructure and distribution facilities 20–40

Transport equipment 5–25

The depreciation of these assets starts when the assets become available for use.

Land is classified separately from the buildings or facilities that might be located on it and is deemed to have an indefinite useful life. Therefore, it is not depreciated.

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c. Recognition of oil and gas exploration and production transactions

Repsol YPF recognises oil and gas exploration and production transactions using the “successful-efforts” method, whereby the accounting treatment of the various costs incurred is as follows:

I. The costs incurred in the acquisition of new interests in areas with proved and non-proved reserves (including bonds, legal costs, etc.) are capitalised as incurred to the account “Investments in Areas with Oil Reserves” associated with proved reserves or non-proved reserves, as appropriate.

II. The costs of acquiring interests on exploration permits for a given period of time are capitalised at their purchase price and registered in the caption “Other Exploration Costs”. If reserves are not found, the amounts previously capitalised are recognised as an expense in the consolidated income statement. If the exploration work yields positive results, giving rise to commercially exploitable wells, the costs are reclassified to “Investments in areas with reserves” at their carrying amount when the wells are determined to be commercially exploit able. Wells are classified as “commercially exploitable” only if they are expected to generate a volume of reserves that justifies their commercial development on the basis of the conditions prevailing when the costs are recognised (e.g. prices, costs, production techniques, regulatory framework, etc.).

III. Exploration costs (geological and geophysical expenditures, expenditures associated with the maintenance of non-proved reserves and other expenditures relating to the exploration activity), excluding exploratory drilling expenditures, are charged to income as incurred.

IV. Exploratory drilling costs, including those relating to stratigraphic exploration wells, are recognised as assets under the heading “Other Exploration Costs” until it is determined whether proved reserves justifying their commercial development have been found. If no proved reserves are found, the capitalised drilling costs are charged to income. However, if as a result of exploratory drilling, including stratigraphic exploratory wells, reserves are found that cannot be classified as proved, their recognition depends on the following:

If the area requires additional investments before production can commence, the drilling costs remain capitalised only during the period in which the following conditions are met: (I) the amount of proved reserves found justifies the completion of a productive well if the required investment is made; and (II) the drilling of additional exploratory or stratigraphic wells is underway or planned for the near future. If either of the aforementioned conditions is not met, the drilling costs or the cost of the stratigraphic wells are charged to income.

In all other circumstances, the existence of reserves that can be classified as proved has to be determined within one year from the completion of the prospection work. Otherwise, the related drilling costs are charged to income.

Drilling costs that have given rise to a positive discovery of commercially exploitable reserves are reclassified to “Investments in Areas with Reserves”.

V. Development expenditure incurred in lifting proved reserves and in processing and storing oil and gas (including costs incurred in drilling relating to productive wells and dry wells under development, oil rigs, recovery improvement systems, etc.) are recognised as assets under “Investments in Areas with Reserves”.

VI. Future field abandonment and dismantling costs (environmental, safety, etc.) are estimated, on a field-by-field basis, and are capitalised at their present value when they are initially recognised under “Investments in Areas with Reserves” in the consolidated balance sheet, within “Non-Current Provisions”.

The investments capitalised as described above are depreciated as follows:

I. Investments in the acquisition of proved reserves are depreciated over the estimated commercial life of the field on the basis of the production for the year as a proportion of the proved reserves of the field at the beginning of the depreciation period.

II. Investments relating to non-proved reserves or fields under evaluation are not depreciated. These investments reserves are assessed at least once a year or more frequently if there is any indication that they might have become impaired and, in the event of an impairment, the related loss is recognised with a charge to the net income for the year.

III. Cost incurred in drilling work and subsequent investments to develop and lift oil and gas reserves are depreciated over the estimated commercial life of the field on the basis of the production for the year as a proportion of the proved reserves of the field at the beginning of the depreciation period.

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The changes in estimated reserves are considered on a prospective basis in calculating depreciation.

At each balance sheet date or whenever there are indications that the assets might have become impaired, their recoverable amount (see Note 4.9) is compared to their carrying amount. Any impairment loss or reversal arising as a result of this comparison is recognised under “Costs from impairment losses and losses on disposal of non-current assets” or “Income from reversal of impairment losses and gains on disposal of non-current assets” on the consolidated income statement (see notes 4.9, 10, 12 and 27).

d. Environmental tangible assets

Tangible assets of an environmental nature, the purpose of which is to minimise environmental impact and to protect and improve the environment, are identified on the basis of the nature of the business activities carried on by the Group, based on technical criteria in the guidelines relating to these matters issued by the American Petroleum Institute (API).

Environmental tangible assets and the related accumulated depreciation are recognised in the consolidated balance sheet together with other tangible assets, classified by their nature.

Their cost, depreciation methods and the valuation adjustments to be performed are determined in accordance with the rules relating to these non-current asset items, as explained in Notes 4.6.a to 4.6.c

4.7 Investment property

Investment property relates to assets (buildings, land) held either to earn rentals from their leasing, or for capital appreciation. These assets are not used in the Group’s business activities and are not for own use. Repsol YPF recognises investment property using the cost model, applying the same policies as those for items of tangible assets (see Note 4.6.a-b).

4.8 Non-current assets available for sale and linked liabilities

Non-current assets are classified as available for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset is available for immediate sale in its present condition. The sale should be expected to be completed within one year from the date of classification.

These assets are presented at the lower of carrying amount and fair value less costs to sell.

In the liabilities of the balance sheet, under the heading “Liabilities linked to non-current assets available for sale” include the liabilities related to assets which comply with the definition described in the previous paragraphs.

4.9 Impairment losses on tangible assets, intangible assets and goodwill

In order to ascertain whether its assets have become impaired, the Group compares their carrying amount with their recoverable amount at the balance sheet date, or more frequently if there are indications that the assets might have become impaired. For that purpose, assets are grouped into cash-generating units as they generate cash flows which are independent from other units.

To perform this test, goodwill acquired on a business combination is allocated among the cash-generating units or groups of cash-generating units (CGUs) that benefit from the synergies of the business combination and the recoverable amount thereof is estimated by discounting the estimated future cash flows of each unit.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a rate that reflects the weighted average cost of capital employed, which is different for each country and business.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or the cash-generating unit) is reduced

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to its recoverable amount, and an impairment loss is recognised as an expense under “Costs from impairment losses and losses on disposal of non-current assets” in the consolidated income statement.

The basis for future depreciation or amortisation will take into account the reduction in the value of the asset as a result of any accumulated impairment losses.

On the occurrence of new events, or changes in existing circumstances, which prove that an impairment loss recognised on a prior date could have disappeared or decreased, a new estimate of the recoverable value of the corresponding asset is developed, to determine whether it is applicable to reverse the impairment losses recognised in previous periods. In the event of a reversal, the carrying amount of the asset (or the cash-generating unit) is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined in case no impairment loss had been recognised for the asset (or the cash-generating unit) in prior years. A reversal of an impairment loss is recognised under “Income from reversal of impairment losses and gains on disposal of non-current assets” in the consolidated income statement. An impairment loss recognised for goodwill can not be reversed in a subsequent period.

4.10 Current and non-current financial assets

The Group classifies its investments when they are initially recognised and reviews their classification at each balance sheet date. The assets are classified on the basis of the purpose for which they were acquired.

This category has, in turn, the following sub-categories:

a. Financial assets at fair value with changes in results

a.1. Financial assets held for trading: this category comprises derivatives not designated as hedging instruments.

a.2. Other financial assets at fair value with changes in profit and loss: this category comprises those financial assets acquired for trading or sale in the short-term which are not derivatives.

b. Financial assets available for sale

Financial assets available for sale are financial assets that have either been classified in this category or have not been classified in any other financial asset category.

c. Loans and receivables

Accounts receivable are financial assets with fixed or determinable payments that are not quoted on an active market. They arise when the Group provides money, goods or services directly to a debtor without any intention of negotiating the account receivable.

d. Held to maturity investments

Held to maturity investments are financial assets with fixed or determinable payments and fixed maturity that the Group has the positive intention and ability to hold from the date of purchase to the date of maturity.

A financial asset is initially recognised at fair value (see Note 4.22) plus, in the case of a financial asset which is not recognised at fair value through profit and loss, the transaction costs which are directly attributable to its acquisition or issue.

Subsequent to initial recognition, all financial assets, except for “Loans and receivables”, the “Held to maturity investments” and certain investments in company shares will be measured at fair value. “Loans and receivables” and “Held to maturity investments” are measured at amortised cost, and the accrued interest income is recognised in profit or loss on the basis of the effective interest rate. Investments in shares of companies that are not listed on an active market and whose fair value cannot be measured reliably will be measured at cost.

In the case of “Other financial assets at fair value with changes in profit and loss”, gains and losses from changes in fair value are recognised in the net profit or loss for the year. In the case of “Investments available for sale”, the gains and losses from changes in fair value are recognised directly in equity until the asset is disposed of or it is determined that it has become impaired, at which time the cumulative gains or losses previously recognised in equity are recognised in the net profit or loss for the year.

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An impairment loss on financial assets at amortised cost is recognised when there is objective evidence that the Group will not be capable of collecting all the related amounts under the original terms of the accounts receivable.

The amount of the impairment loss is the difference between the carrying amount and the present value of the future cash flows discounted at the effective interest rate, and is recognised as expense in the consolidated income statement. The carrying amount of the asset is reduced through a correction account.

If, in later periods, a recovery in the value of the financial asset valued at depreciated cost occurs, the impairment loss recognised will be reversed once this does not give rise to a carrying amount for the financial asset that exceeds the carrying amount on the books that existed before the impairment loss was registered. The reversals of the amount will be recognised against the profits for the period.

Finally, a receivable account is considered as non-collectable when situations similar to the following occur: the company has been wound-up, there are no assets to be used in settling the debts or when a legal decision has been issued.

4.11 Inventories

Inventories acquired for our own use are stated at the lower of cost and net realisable value. Cost (basically the average cost) includes acquisition costs (less trade discounts, rebates and other similar items), transformation and other costs which have been incurred in bringing the inventories to their present location and condition.

In the case of refinery products, the costs are allocated to income in proportion to the selling price of the related products (isomargin method) due to the existing difficulty to recognize the conversion costs of every product.

The Group assesses the net realisable value of the inventories at the end of each period and recognises in income the appropriate valuation adjustment if the inventories are overstated. When the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realisable value because of changed economic circumstances, the amount of the write-down is reversed.

Net realisable value is the estimated selling price at year-end less the estimated costs of completion and costs to be incurred in marketing, selling and distribution.

In the case of commodities and similar items, it shall not be necessary to decrease the book value under the cost provided the finished products to which these are hedged are expected to be sold above cost.

Commodities inventories acquired for trading are measured at fair value less costs to sell and changes in fair value are recognised in income. These inventories do not represent a significant volume of the Group’s operations (see Note 16).

4.12 Cash and cash equivalents

Repsol YPF classifies under “Cash and cash equivalents” liquid financial assets, deposits or financial assets that can be converted into a known amount of cash within three months and that are subject to an insignificant risk of changes in value.

4.13 Net income per share

Basic net income per share is calculated by dividing the net income attributable to the Parent by the weighted average number of ordinary shares outstanding during the year taking into account, where appropriate, the treasury shares (see Notes 17.1 and 17.4).

CONSOLIDATED ANNUAL ACCOUNTS

4.14 Financial liabilities

Financial liabilities are initially recognised at fair value less the transaction costs incurred. Since the Group does not have any held-for-trading financial liabilities, except for derivative financial instruments, after initial recognition, financial liabilities are measured at amortised cost. Any difference between the financing received (net of transaction costs) and repayment value is recognised in the consolidated income statement over the life of the debt instrument in question, using the effective interest rate method.

Preference shares, the terms and conditions of which are detailed in Note 19 correspond to this liability category. They are initially recognised at fair value net of issue costs and are subsequently measured at amortised cost, unless they form part of a hedging transaction.

Trade debts and accounts payable are financial liabilities which do not explicitly bear interest and which are recognised at their face value.

The Group removes financial liabilities from the balance sheet when the obligations are cancelled or expire.

4.15 Provisions

In accordance with legislation, the Group makes a distinction between:

a. Provisions: present obligations, either legal or assumed by the Group, arising from past events, the settlement of which is expected to give rise to an outflow of resources the amount and timing of which are uncertain; and

b. Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group, or present obligations arising from past events the amount of which cannot be estimated reliably or whose settlement is not likely to give rise to an outflow of resources.

These provisions are recognised when the liability or obligation giving rise to the indemnity or payment arises, to the extent that its amount can be reliably estimated and it is probable that the commitment will have to be settled.

When a contract qualifies as onerous, the related present liabilities are recognised in the consolidated financial statements as provisions.

Contingent liabilities are not recognised in the consolidated financial statements, but rather are disclosed, as required by IAS 37 (see Note 37).

4.16 Pensions and other similar obligations

a. Defined contribution plans

Repsol YPF has defined contribution plans for certain employees in Spain, which conform to current legislation. The main features of these plans are as follows:

I. They are mixed plans to cover retirement, disability and death of the participants.

II. The sponsor (Repsol YPF) undertakes to make monthly contributions of certain percentages of serving employees’ salaries to external pension funds.

YPF also has a defined contribution pension plan for the employees of its main companies, in which the company contributes basically the same amount as the participant up to a stipulated ceiling.

Also, the Gas Natural Group has defined contribution pension plans for certain employees.

The annual cost of these plans is recognised under “Personnel expenses” in the consolidated income statement.

b. Executives’ welfare plan. Hybrid defined contribution plan with a specific guaranteed return.

As part of the strategy to transform the remuneration system of the executives of the Repsol YPF Group, with effect from 1 January 2006, a new social welfare system was implemented called the “Welfare Plan”, which, in the case of participating executives, extinguishes, replaces and absorbs the former “Long-Service Bonus”. This is a hybrid defined contribution

REPORT

retirement plan, supplementary to the occupational pension plan, which includes a specific guaranteed return equal to 125% of the general consumer price index of the previous year and is instrumented through group insurance of pension obligations.

The purpose of this system is to reward Repsol YPF’s executives’ loyalty, commitment and non-competition with Repsol’s activities in the two years following their retirement.

The directors (or their beneficiaries) will be entitled to receive the benefits of the plan in the following cases: (I) statutory retirement (65 years), (II) early retirement (from 60 years), (III) death, (iv) permanent total disability, absolute disability, or serious invalidity, or (v) serious illness or long-term unemployment on termination of the employment relationship while maintaining entitlement to the plan.

The participant will also be entitled to the balance of the plan at the date of termination of employment, if the employment relationship is terminated as a result of any of the cases in which indemnities are applicable. In order to qualify for entitlement to the plan, the participant must comply with the non-competition agreement regarding activities in the two years following termination of the employment relationship.

The annual cost of these plans is recognised under the heading “Personnel expenses” in the consolidated income statement.

c. Defined benefit plans

The benefits to which the employees are entitled at the date of their retirement are recognised in the income statement as follows:

I. The current service cost (the increase in the present value of the defined benefit obligation resulting from employee service in the current period), under “Personnel expenses”.

II. The interest cost (the increase during a period in the present value of a defined benefit obligation which arises because the benefits are one period closer to settlement), under “Financial expenses”.

III. The return on plan assets and changes in the value thereof, less any costs of administering the plan and less any tax payable by the plan itself, under “Financial expenses”.

4.17 Subsidies

a. Subsidies related to assets

Subsidies related to assets relate mainly to nonrefundable subsidies measured at the amount granted or nominal value or at the fair value of the assets received, if they have been transferred for no consideration, and are classified as deferred income when it is certain that they will be received.

These subsidies are allocated to income on a straight-line basis over the useful life of the assets whose costs they are financing. In the financial statements of Repsol YPF the amounts of the assets and of the subsidies received are presented separately on the asset and liability sides, respectively, of the consolidated balance sheet.

b. Subsidies related to income

These are subsidies that become receivable by the Group as compensation for expenses or losses already incurred and are recognised as income for the period in which they become receivable.

4.18 Deferred income

Deferred income relates mainly to income from the assignment of gas transmission pipeline usage rights, the income relating to the natural gas distribution network relocation to be borne by third parties and the net amounts received each year for new connections and branch lines. This income is credited to income on a straight-line basis over the depreciation period of the related non-current assets, which ranges from 20 to 50 years.

In addition, in this heading there are also included as deferred income the CO2 emission rights received for no consideration (see Note 4.5.f).

CONSOLIDATED ANNUAL ACCOUNTS

4.19 Leases

In this category, a distinction can be drawn between:

a. Finance leases

Leases are classified as finance leases whenever the lessor transfers substantially all the risks and rewards of ownership to the lessee. The ownership of the asset may or may not be transferred.

When the consolidated companies act as the lessee in finance leases, they present the cost of the leased assets in the consolidated balance sheet, based on the nature of the leased asset, and, simultaneously, recognise a liability for the same amount, which will be the lower of the fair value of the leased or the fair value of non-contingent amounts and not related to the provision of services payable to the lessor including, where appropriate, the price of exercising the purchase option, when the exercise thereof is expected with certainty at the beginning of the lease. These assets are depreciated using similar criteria to those applied to the items of tangible assets that are owned or are depreciated over the lease term, whichever is shorter, provided there is no reasonable certainty that the lessee shall be granted the ownership at the end of the term of the lease date.

The finance costs derived from discounting to present value of the liability recognised are charged to “Financial result” in the consolidated income statement.

b. Operating Leases

Leases in which the ownership of the leased asset and substantially all the risks and rewards incidental to ownership of the leased assets remain with the lessor are classified as operating leases.

Lease income and lease costs are recognised under “Other operating income” or “Other operating expense”, respectively, in the consolidated income statement as incurred.

4.20 Income tax

Repsol YPF recognises in the income statement for the year the accrued tax on the companies’ income, which is calculated taking into account the differences between the timing of recognition for accounting purposes and tax purposes of the transactions and other events in the current year recognised in the financial statements, giving rise to temporary differences and, therefore, to the recognition of certain deferred tax assets and liabilities in the balance sheet. These amounts are recognised by applying to the temporary differences the tax rate that is expected to apply in the period when the asset is realised or the liability is settled.

Deferred tax liabilities are recognised for all taxable temporary differences, unless the temporary difference arises from the initial recognition of goodwill for which amortisation is not deductible for tax purposes or unless the exception to the deferred tax liabilities is applicable in cases of taxable temporary differences related to investments in subsidiaries, branches and associates.

Deferred tax assets recognised for temporary differences and other deferred tax assets (tax losses and tax deductions carry forwards) are recognized when it is considered probable that the consolidated companies will have sufficient taxable profits in the future against which the deferred tax asset can be utilised. Additionally, deferred tax assets recognized for temporary differences can only be registered to the extent that they will reverse in the near future.

The accrued income tax expense includes both the deferred income tax expense and the current income tax expense, which is taken to be the amount payable (or refundable) in relation to the taxable net income for the year (see Note 25).

“Income tax” in the accompanying consolidated income statement includes both the accrued income tax expense and the net provisions recognised in the year for income tax contingencies.

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4.21 Revenue and expense recognition

Revenue is measured at the fair value of the consideration received or receivable and represents the amounts receivable for the goods and services provided in the normal course of business, net of discounts, VAT and other sales-related taxes.

In order to minimise transport costs and optimise the Group’s logistics chain, Repsol YPF carries out oil product swap transactions with other companies in different geographical locations. The related agreements include clauses to adjust through an amount of economic consideration the value of the products swapped on the basis of the technical specifications thereof and the delivery and receiving points for the goods. These transactions are not recognised in the income statement as separate purchases and sales. Similarly, the Group does not recognise as period sales transactions in which as a result of the clauses in the agreements signed the risks inherent to ownership are not transferred to the buyer.

Sales of goods are recognised when substantially all the risks and rewards have been transferred. Revenue associated with the rendering of services is also recognised by reference to the stage of completion of the transaction at the balance sheet date, provided the outcome of the transaction can be estimated reliably. Interest income is accrued on a time proportion basis, by reference to the principal outstanding and the effective interest rate applicable. Dividend income from investments is recognised when the shareholders’ rights to receive payment have been established.

An expense is recognised when there is a reduction of an asset, or an increase in a liability, which can be measured reliably.

As a result of the legislation on oil and gas retailing in force in the countries in which the Group operates, Repsol YPF reflects as both expenses and income the excise and similar taxes on oil and gas production and/or sales. This fact has supposed in the 2008 and 2007 consolidated income statements to increases in expenses of EUR 6,881 million and EUR 6,969 million, respectively, which were recognised under “Materials used”, and to increases in income of similar amounts, which were recognised under “Sales” in the accompanying consolidated income statements.

Transactions between companies of the Repsol YPF Group and between segments are carried out on an arm’s length basis. These transactions give rise to income, expenses and profits which are eliminated on consolidation.

Work relating to water management, atmospheric protection, waste management, remediation of soil and subsoil water and the development of environmental management systems are deemed to be environmental expenses and they are recognised for accounting purposes in accordance with the criteria indicated above.

4.22 Financial derivatives

The Group arranges derivatives to hedge financial and commercial risks due to interest rate and exchange rate fluctuations and to changes in the prices of certain commodities. All financial derivative instruments are initially recognised at fair value at the contract date and are subsequently measured at fair value. The derivatives are recognised as an asset when their fair value is positive and as a liability when it is negative. The differences in fair value are recognised in the income statement, except for specific hedge accounting treatment, where applicable.

For the assessment of financial derivative instruments, in case these are available, quotation market prices at the close of the balance sheet are used. This is the case of the futures contracts.

In the absence of quotation market prices for financial derivative instruments contracted, their fair value is estimated discounting the associated future cash flows according to the interest, exchange rates, credit differentials, volatility, and forward price trends in force on the close of the balance sheet. This assessment method has been applied to the following instruments:

- Mixed currency and interest swaps

- Interest rate swaps

- Forward exchange rate contracts

- Swaps on crude oil and products

- Interest rate options

CONSOLIDATED ANNUAL ACCOUNTS

Although the Group applies common assessment market techniques, some changes in the measurement models or in the hypotheses applied therein could lead to different assessments of said instruments than these recognised in the balance sheet, income statement and/or equity.

The fair values of the derivative instruments used as hedge instruments are included in Note 38.

The Group designates certain derivatives as:

a. Fair value hedges

These are hedges of the exposure to changes in the fair value of an asset or a liability recognised for accounting purposes, an unrecognised firm commitment or an identified portion of the aforementioned asset, liability or firm commitment that can be attributed to a particular risk and might affect the profit for the period.

The fair value of derivatives that are designated and effective as fair value hedges is recognised in the income statement, together with any change in fair value of the hedged items.

b. Cash flow hedges

These are hedges of the exposure to changes in cash flows that: (I) are attributed to a particular risk associated with a recognised asset or liability (such as all or some future interest payments on variable rate debt) or a highly probable forecasted transaction and that (II) could affect the result for the year.

The effective portion of changes in the fair value of hedging instruments is recognised in equity. The gain or loss relating to the ineffective portion is recognised in the income statement. The cumulative gains or losses recognised in equity are transferred to net profit or loss for the year, in the period in which the hedged items affect the income statement.

c. Hedges of net investments

These are hedges of the exposure to foreign exchange rate changes in relation to investments in the net assets of foreign operations.

Hedges of net investments in a foreign operation are accounted for in a similar way to cash flow hedges, although the exchange rate differences resulting from these transactions are recognised in “Translation differences” under equity in the accompanying consolidated balance sheet. Cumulative gains and losses recognised in equity are recognised in the consolidated income statement when the foreign operation is sold or disposed of in any other way.

The Group documents at the inception of the transaction the hedging relationship between the hedging instrument and the hedged items, and the risk management objective and strategy for undertaking the hedge. The Group also documents their assessment, both at the inception of the hedge and subsequently, in relation to whether the derivatives used in hedging transactions are highly effective.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net result for the year.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the consolidated income statement.

Long-term sale and purchase commitments of gas and crude oil are analised with the aim to determine whether these are in line with the provisions or marketing needs of the normal activity of the Group or whether, on the contrary, these are derivatives and should be recognised in accordance with the criteria set forth in IAS39.

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4.23 Methodology for estimating recoverable amount

The recoverable amount of assets is generally estimated on the basis of their value in use, calculated on the basis of future expected cash flows derived from the use of the assets, discounted at a rate that reflects the weighted average cost of capital.

In the assessment of the value in use, cash flow forecasts based on the best income and expense estimates available of the CGUs using sector forecasts, past results and future expectations of business evolution and market development are utilized. Among the most sensitive aspects included in the forecasts used in all the CGUs, the purchase and sale prices of hydrocarbons, inflation, personnel expenses and investments are highlighted.

The cash flows from the exploration and production assets are generally projected for a period that covers the economically productive useful lives of the oil and gas fields and is limited, for the proved reserves, by the contractual expiration of the operating permits, commitments or contracts. The estimated cash flows are based on production levels, commodity prices and estimates of the future investments that will have in relation to undeveloped oil and gas reserves, production costs, field decline rates, market supply and demand, contractual conditions and other factors. The non-proved reserves are weighted with risk factors, on the basis of the type of each one of the exploration and production assets.

The benchmark prices considered are based on a combination of market prices available in the financial community.

The cash flows of the refining and marketing businesses are estimated on the basis of the projected sales trends, unit contribution margins, fixed costs and investment or divestment flows, in line with the expectations considered in the specific strategic plans of each business. The cash flow projection period used in the assessment is five years, and in the following years a cash inflow equal to the perpetual return on the result from operations obtained in the previous year is assumed.

These estimated net future cash flows are discounted to their present value using a specific cost of capital for each asset based on the currency in which its cash flows are denominated and the risks associated with the cash flows, including country risk. The rates used in the years 2008 and 2007 for the different businesses are in the following ranges:

2008 2007

E&P 7.8%–19.3% 7.5%–14.2%

R&M 5.8%–16.6% 5.1%–14.9%

4.24 New standards issued

At the time of the preparation of these consolidated financial statements, these are the standards and interpretations or amendments thereof, published by the IASB but not in force yet, either because their effective date is later than the date of these consolidated financial statements, or because they have not yet been enacted by the European Union:

CONSOLIDATED ANNUAL ACCOUNTS

Standard Description Compulsory Application Annual Periods starting from

Standards and Amendments

IFRS 8 Operating Segments 1 January 2009

Review IAS 23 Borrowing Costs 1 January 2009

Review IAS 1 Presentation of Financial Statements 1 January 2009

Review IFRS 3 (1) Business Combinations 1 July 2009

Amendment IAS 27 (1) Consolidated and Separate Financial Statements 1 July 2009

Amendment IFRS 2 Conditions for the irrevocability (or consolidation) of vesting conditions and cancellations 1 January 2009

Amendment IAS 32 and IAS 1 Financial Instruments with fair value purchase option and liabilities arising out of settlement 1 January 2009

Amendment IFRS 1 and IAS 27 Investment cost in a subsidiary, jointly controlled entity or associate 1 January 2009

Amendment IAS 39 (1) Items capable of being hedged 1 July 2009

Improvements to IFRS Improvements to IFRS 1 January 2009 (2)

Review IFRS 1 (1) First-time Adoption of IFRS 1 July 2009

Interpretations

IFRIC 12 (3) Service concession Arrangements 1 January 2008

IFRIC 13 Customer Loyalty Programs 1 July 2008

IFRIC 15 (1) Sale of Real Estate Arrangements 1 January 2009

IFRIC 16 (1) Net Investment Hedges of Foreign Transactions 1 October 2008

IFRIC 17 (1) Allocation of Non-monetary Assets to Shareholders 1 July 2009

IFRIC 18 (1) Transfer of Assets by Customers 1 July 2009 (4)

(1) Standards and Interpretations not yet adopted by the European Union as of the preparation date of these consolidated financial statements.

(2) The amendment to IFRS 5 applies on a prospective basis for annual periods starting from 1 July 2009.

(3) At the time of the preparation of the present consolidated financial statements this interpretation is in force, although it has not been adopted by the European Union. The Group expects that the future implementation of this interpretation shall not have a relevant impact on the consolidated financial statements of the Group.

(4) This interpretation refers to the transfers of assets received starting from 1 July 2009.

The Group has decided not to apply those Standards and Interpretations adopted by the European Union which are not yet in force. The impact that such Standards and Interpretations will have on the consolidated financial statements of the Group is currently being assessed.

In the present period, the Group has applied the amendment to IAS 39 “Financial Instruments: Recognition and Measurement” and the amendment to IFRS 7 “Financial Instruments: Information to be disclosed”. These amendments have been issued by the IASB and adopted by the European Union in 2008 and are effective from 1 July 2008. The adoption of these amendments to the Standards, has not had any impact on the consolidated financial statements of the Group.

Two interpretations have also been implemented in this period: IFRIC 11 “IFRS 2 – Group and Treasury Share Transactions” and IFRIC 14 “IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction”. The implementation of these interpretations has had no impact on the consolidated financial statements of the Group.

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5 Financial risk management and definition of hedges

Repsol YPF has an organisation and systems that enable it to identify, measure and control the risks associated with the financial instruments to which the Group is exposed. Below is the breakdown of the information related to them and required by IFRS 7 “Financial Instruments: Information to be disclosed”.

The Group Managing Director of Finance is in charge of the liquidity risk management, control, coordination and tracking of the market and credit risk for the whole Group. The group operations comprise the following types of financial risks:

5.1 Market Risk

5.2 Liquidity Risk

5.3 Credit Risk

5.1 Market Risk

Market risk is the potential loss faced due to adverse movements in market variables. The Group is exposed to several types of market risks:

Exchange rate risk: the results of the transactions are exposed to changes in the exchange rates, mainly the dollar against the euro and other currencies of the countries where we operate in. The Group raises its financing mainly in dollars, either directly or by the use of exchange rate derivatives.

Commodities price risk: due to the development of commercial transactions and activities, the results of the group are exposed to the volatility of the price of crude oil, natural gas and their derivative products. The Group occasionally contracts financial derivatives with the aim to decrease the exposure to the price risk. These derivatives offer an economic hedge of the results, even though these are not always designated as hedging instruments for accounting purposes.

Interest rate risk: the market value of the net financing and the net interests of the Group may be affected due to fluctuations in interest rates. The Group occasionally contracts interest rate derivatives to decrease the risk of fluctuations in finance costs or in its debt market value. These derivatives are in general designated for accounting purposes as hedging derivatives.

The hedging instruments held by Repsol YPF at 31 December 2008 and 2007 are described in Note 38.

Measurement

The Company monitors the exposure to market risk in terms of sensitivities. These are complemented with some other risk measures when the nature of the risk positions so require.

Quantification of the Market Risk and the Analysis of Sensitivity

At 31 December 2008 and 2007, the net financing received from financial assets, excluding the accounts receivable (see Notes 15 and 19) and including derivative assets on financial transactions, at a fixed rate amounted to EUR 4,902 million and EUR 5,487 million, respectively. These amounts correspond to 69% and 76%, respectively, from the total amount.

As of 31 December 2008 and 2007, net financing received from financial assets, excluding accounts receivables and including derivatives on financial transaction, in dollars, was EUR 4,972 million and EUR 4,800 million, respectively. These amounts are 70% and 67%, respectively, of the total amount. The amounts in other currencies other than euro and dollar were EUR 292 million at 31 December 2008 and EUR 172 million at 31 December 2007. The amounts are, approximately 4% and 2% of the total amount in 2008 and 2007, respectively.

CONSOLIDATED ANNUAL ACCOUNTS

The following describes the sensitivity to the result and the equity for their effect in the heading "Adjustments for changes in value" before changes in the main market risks caused by the financial instruments, pursuant to the requirements of the IFRS 7 "Financial instruments: information to be disclosed". The estimates shown are representative both of favorable and unfavorable changes: the increases and decreases in risk factors in the same amount cause a similar and opposite impact. The analysis of sensitivity uses variations in risk factors representative of its historical behavior.

a. **Exchange rate risk:** the funds obtained by Repsol YPF are mainly in dollars either directly or through exchange rate derivatives. Likewise, it keeps accounts receivable and payable in different currencies because of its business transactions. A 5% appraisal of the euro against the dollar would mean, for its effect in the financial instruments a decrease approximately from the net result of EUR 2 million in 2008 and an increase of EUR 57 million in 2007, respectively, and an increase of the "Adjustments for changes in value" of approximately EUR 299 million in 2008 and EUR 67 million in 2007, respectively. The exposures to risk of other currencies are not relevant for the Group.

b. **Commodities risk price:** At 31 December 2008 and 2007, a 10% increase in the crude and oil products would imply, due to the impact on the financial instruments held by the Group at those dates, a decrease in the net profit of approximately EUR 27 million and EUR 24 million, respectively.

c. **Interest rate risk:** At 31 December 2008 and 2007, an increase in 0.5% in the interest rates in all the terms of the financial instruments owned by the Group would near a decrease in the net profit by an amount of approximately EUR 4 million in 2008 and a increase in the net profit of EUR 22 million in 2007, as well as an increase in "Adjustments for changes in value" by an amount of approximately EUR 25 million and EUR 12 million in 2008 and 2007, respectively

5.2 Liquidity Risk

Liquidity risk is associated to the ability of the Group to finance its obligations at reasonable market prices, as well as to carry out its business plans with stable financing sources.

Repsol YPF keeps a prudent protection policy facing liquidity risk. Accordingly, it keeps enough cash resources and other liquid financial instruments and unused credit lines available to meet the loan maturities and finance debt foreseen in the next twelve months. In addition, the Group had available unused credit lines for an amount of EUR 3,916 million and EUR 4,132 million at 31 December 2008 and 2007, respectively.

The tables below present an analysis on the maturities of the financial liabilities existing at 31 December 2008 and 2007.

31 December 2008	Maturity Date						Millions of Euros
	2009	2010	2011	2012	2013	Subsequent years	Total
Trade payables	2,878	–	–	–	–	–	2,878
Other payables	5,027	–	–	–	–	–	5,027
Loans and other financial debts (1)	1,913	2,405	502	1,111	1,246	2,434	9,611
Preference Shares (1) (2)	132	129	3,114	39	39	521	3,974
Derivatives (1)	(27)	(93)	(29)	(1)	3	(88)	(235)

42

REPORT

31 December 2007			Maturity Date				Millions of Euros
	2008	2009	2010	2011	2012	Subsequent years	Total
Trade payables	4,491	–	–	–	–	–	4,491
Other payables	4,347	–	–	–	–	–	4,347
Loans and other financial debts (1)	1,714	782	2,224	407	1,113	3,785	10,025
Preference Shares (1) (2)	180	180	180	3,156	37	492	4,225
Derivatives (1)	58	20	23	19	18	178	316

Note: The amounts shown are the contractual undiscounted cash flows; therefore, they differ from the amounts included on the consolidated balance sheet.

(1) Corresponding to future maturities of the amounts recognised under the headings "Non-Current financial liabilities" and "Current financial liabilities".

(2) The preference shares issued are perpetual, redeemable only at the choice of the issuer (see details in Note 19). Nevertheless, the preference shares issued in dollars (by a nominal amount of 725 million dollars) are redeemable since 2002; the figures shown in the tables assume that these are redeemed after 2013 thus in the period "Subsequent Years" the figures are equal to its face value. The assumptions made are conventional and must not be interpreted as forecasts of the decisions the Group shall take in the future.

5.3 Credit Risk

Credit risk is defined as the possibility of a third party not complying with his contractual obligations, thus creating losses for the Group.

Credit risk in the Group is measured and controlled in relation to the customer or individual third party. The Group has its own systems for the permanent credit evaluation of all its debtors and the determination of risk limits with respect to third parties.

Maximum exposure

The exposure of the Group to credit risk is mainly attributable to commercial debts from trading transactions, whose amounts are shown on the consolidated balance sheet net of allowances for doubtful accounts for an amount of EUR 5,758 million and EUR 7,103 million, respectively at 31 December 2008 and 2007. The allowances for doubtful accounts are measured by the following criteria:

- The seniority of the debt
- The existence of bankruptcy proceedings
- The analysis of the capacity of the customer to return the credit granted.

The allowances for doubtful accounts are shown at 31 December 2008 and 2007 in Note 15 about financial assets. These allowances represent the best estimates of the Group for the losses incurred in relation to the accounts receivable.

The maximum exposure to credit risk of the Group, according to the type of financial instruments and without excluding the amounts covered by guarantees and other arrangements mentioned below, is detailed below at 31 December 2008 and 2007:

		Millions of Euros
Maximum exposure	**2008**	**2007**
Commercial debts	6,088	7,453
Derivatives	403	757
Cash and cash-equivalents	2,891	2,585

Credit risk of the liquid funds and derivative instruments is restricted because the counterparties are banking authorities to which the international rating agencies have assigned high qualifications. Likewise, the vast majority of the accounts receivable neither due nor provisioned have a high credit quality according to the valuations of the Group, based on the solvency analysis and the payment habits of each customer.

The Group does not have a significant concentration of credit risk. This exposure is distributed among a high number of customers and other counterparties. No customer represents more than 4% of the total amount of these accounts receivable.

43

CONSOLIDATED ANNUAL ACCOUNTS

Guarantee Policy

As a general rule, the Group establishes a bank guarantee issued by the Financial Entities as the most suitable instrument of protection from credit risk. In some cases, the Group has contracted insurance credit policies whereby this transfers to third parties the credit risk related to the business activity of some of their businesses.

At 31 December 2008, the Group has guarantees in force granted by third parties for an accumulated amount of EUR 2,460 million. At 31 December 2007, this figure was EUR 1,949 million. From this amount, the commercial debts at 31 December 2008 and 2007 that are covered by guarantees amount to EUR 701 million and EUR 792 million, respectively.

During 2008, the Group executed guarantees received for an amount of EUR 10 million. In 2007 this figure was EUR 19 million.

Non-impaired overdue financial assets

The following table discloses the aging of the non-provisioned due debt:

Millions of Euros

Due date 2008 2007

Non due debt 5,112 5,934

Due debt 0-30 days 408 538

Due debt 31-180 days 200 454

Due debt for more than 180 days (1) 38 177

TOTAL 5,758 7,103

(1) Mainly corresponds to guaranteed debt or debt with Official Organisms.

Impaired financial assets are disclosed in Note 15.

6 Capital management

Repsol YPF, as an essential part of its strategy, has committed to keep a policy of financial prudence. The capital structure targeted is defined by this commitment of solvency and the aim to maximise the shareholders’ profitability.

The quantification of the capital structure targeted is set as the relation between the net financing and the shareholders’ equity, according to the ratio:

Net financing

Net financing + Shareholders’ Equity

The criteria for the calculation of this ratio are the following:

Net financing includes net financial debt and preference shares.

Repsol YPF maintains a prudent protection policy facing liquidity risk. Thus, Repsol maintains enough cash resources and other liquid financial instruments to meet the loan maturities and finance debt foreseen in the next twelve months. Thus, this ratio shows more accurately the solvency of the Group, using the concept of net debt, instead of gross debt, where financial investments are deducted.

Given the importance of preference shares in the financing of Repsol YPF, they are included in the net financing concept, even when its perpetuity nature bestow them with features close to Equity in a solvency and enforceability analysis of the debt.

REPORT

The net financial debt includes the following items of the consolidated balance sheet at 31 December 2008 and 2007:

Millions of Euros

2008 2007

Non-current financial liabilities 10,315 10,065

Less: Preference shares (see Note 19) (3,524) (3,418)

Current financial liabilities 1,788 1,501

Non-current financial assets (2,466) (1,650)

Less: financial assets available for sale (see Note 15) 881 138

Other current financial assets (494) (266)

Cash and cash equivalents (2,891) (2,585)

Hedging derivatives instruments on interest rate (see Note 38) (275) (292)

Net Financial Debt 3,334 3,493

Preference Shares (see Note 19) 3,524 3,418

Net financing (*) 6,858 6,911

(*) In addition, at 31 December 2008 and 2007, the amounts of EUR 721 million and 632 million are recognised under the heading “Other non-current liabilities” and EUR 31 million and EUR 61 million under the heading “Other Creditors” corresponding to financial leases measured at amortised cost (see Note 23).

The evolution and analysis of this ratio is made on a constant basis, also with future estimates as a key and restrictive factor in the strategy of investments and in the dividend policy of the group Repsol YPF. At 31 December 2008 and 2007, this ratio has been 24.4% and 26.5%, respectively.

7 Accounting estimates and judgments

The preparation of financial statements in accordance with generally accepted accounting principles makes it necessary to make assumptions and estimates that affect the amounts of the assets and liabilities recognised, the presentation of contingent assets and liabilities at year-end and the income and expenses recognised during the year. The actual results could differ depending on the estimates made.

The accounting policies and areas which require the highest degree of judgment and estimates in the preparation of the consolidated financial statements are: (I) crude oil and natural gas reserves; (II) provisions for litigation and other contingencies; (III) the calculation of income tax and deferred tax assets; (iv) impairment test of assets (see Note 4.9), and (v) derivative financial instruments (see Note 4.22).

Crude oil and gas reserves

Estimating crude oil and gas reserves form an integral part of the Company’s decision making process. The volume of crude oil and gas reserves is used to calculate the depreciation using production unit ratios and to assess the recoverability of the investments in exploration and production assets (see Notes 10 and 12).

Repsol YPF prepares its estimates and assumptions in relation to crude oil and gas reserves taking into account the rules and regulations established for oil and gas industry by the U.S. Securities and Exchange Commission (SEC).

Provisions for litigation and other contingencies

The final cost of settling claims and lawsuits could vary due to estimates based on differing interpretations of the rules, opinions and final assessments of the amount of the damages. Therefore, any change in circumstances relating to contingencies of this nature could have a material effect on the amount of the provision for contingencies recognised.

Repsol YPF makes judgments and estimates in recording costs and establishing provisions for environmental clean-up and remediation costs which are based on current information regarding costs and expected plans for remediation. For environmental provisions, costs can differ from estimates because of changes in laws and regulations, discovery and analysis of

CONSOLIDATED ANNUAL ACCOUNTS

site conditions and changes in clean-up technology. Therefore, any change in the factors or circumstances related to provisions of this nature, as well as changes in laws and regulations could, as a consequence, have a significant effect on the provisions recognised for these costs (see Note 37).

Calculation of income tax and deferred tax assets

The appropriate assessment of the income tax expense is dependent on several factors, including estimates of the timing and realisation of deferred tax assets and the timing of income tax payments. Actual collections and payments may differ materially from these estimates as a result of changes in tax laws as well as unanticipated future transactions impacting the Company’s tax balances.

8 Goodwill

The detail, by company, of the goodwill at 31 December 2008 and 2007, is as follows:

Millions of Euros

2008 2007

YPF, S.A. 1,730 1,927

GAS NATURAL SDG, S.A. 321 321

REFAP, S.A. – 254

REPSOL PORTUGUESA, S.A. 154 154

REPSOL GAS PORTUGAL, S.A. 118 118

EMPRESAS LIPIGAS, S.A. 66 80

EE.SS. DE REPSOL COMERCIAL P.P. 96 93

Buenergía Gas & Power, Ltd. 38 36

Grupo Dersa 29 29

Repsol Italia 28 28

Grupo Nettis 24 24

Grupo Generación México 27 26

Other companies 220 218

BALANCE AT END OF THE YEAR 2,851 3,308

The changes in 2008 and 2007 in this line item in the accompanying consolidated balance sheet were as follows:

Millions of Euros

2008 2007

BALANCE AT BEGINNING OF YEAR 3,308 3,422

Additions – 41

Change in the scope of consolidation (2) –

Divestments (292) (1)

Translation differences 73 (229)

Write-downs – –

Reclasifications and others changes (236) 75

BALANCE AT END OF YEAR 2,851 3,308

The divestment registered in 2008 corresponds to the goodwill derecognised due to the sale of the 15% share in YPF (see Note 31).

REPORT

In addition, in the year 2008 there is a decrease in this heading as a result of the classification of the participation of the Group in Alberto Pasqualini Refap, S.A. in this period as non-current assets available for sale (see Note 14).

The main acquisitions in 2007 were the Group Generación México (see Note 30), which resulted in the acquisition of goodwill amounting to EUR 26 million and the acquisition of additional shares in companies of the Group Gas Natural (mainly Gas Natural Argentina SDG, S.A., Invergas, Energy, S.A., and Servicios, S.A.) which generated goodwill of EUR 11 million.

The detail of the gross goodwill and accumulated impairment losses at 31 December 2008 and 2007 is as follows:

Millions of Euros

2008 2007

Gross goodwill 2,863 3,320

Accumulated impairment losses (12) (12)

Net goodwill 2,851 3,308

In 2008 and 2007 there was no write-down registered in goodwill.

Testing goodwill for impairment

The detail, by company, of the goodwill at 31 December 2008 and 2007, is as follows:

Millions of Euros

2008 2007

Upstream 86 81

Downstream 550 816

YPF 1,730 1,927

Upstream 1,181 1,316

Downstream 549 611

Gas Natural 485 484

TOTAL 2,851 3,308

Repsol YPF considers that, based on current knowledge, the reasonably possible changes in key assumptions for determining fair value, on which the determination of the recoverable amounts was based, will not cause the carrying amounts of the cash-generating units to exceed the recoverable amounts at 31 December 2008 and 2007.

In Argentina, in order to determine the fair values of the downstream business, a scenario was considered including the gradual recovery, over the next few years, of a similar economic situation to that which existed prior to the change in peso-US dollar convertibility. In any case, YPF’s downstream business in Argentina is integrated with the company’s upstream business to a considerable extent.

CONSOLIDATED ANNUAL ACCOUNTS

9 Other intangible assets

The detail of the intangible assets and the related accumulated depreciation at 31 December 2008 and 2007, and of the changes therein is as follows

Millions of Euros

COST	Leasehold Assignment, Surface and Usufruct Rights	Emission Allowances	Flagging Costs	Exclusive Supply Contracts	Other Intangible Assets	TOTAL
Balance at 1 January 2007	690	260	216	165	921	2,252
Additions (1)	9	2	10	18	106	145
Disposals and derecognitions	(15)	(5)	(13)	(2)	(18)	(53)
Translation differences	(28)	–	(5)	–	(16)	(49)
Change in the scope of consolidation	(27)	–	–	–	(12)	(39)
Reclassifications and other changes (2)	42	(190)	23	(16)	(53)	(194)
Balance at 31 December 2007	671	67	231	165	928	2,062
Additions (1)	3	44	7	18	98	170
Disposals and derecognitions	(12)	(18)	(18)	(1)	(28)	(77)
Translation differences	14	–	2	–	(22)	(6)
Change in the scope of consolidation	–	–	(11)	–	(12)	(23)
Reclassifications and other changes (2)	–	222	(1)	(4)	24	241
Balance at 31 December 2008	676	315	210	178	988	2,367
ACCUMULATED DEPRECIATION AND IMPAIRMENT LOSSES						
Balance at 1 January 2007	(254)	(181)	(165)	(134)	(363)	(1,096)
Depreciation charge for the year	(31)	–	(16)	(7)	(65)	(119)
Disposals and derecognitions	9	3	12	2	6	32
Impairment losses (recognised) / reversed	(10)	(67)	–	–	–	(77)
Translation differences	12	–	3	–	8	23
Change in the scope of consolidation	8	–	–	–	9	17
Reclassifications and other changes	29	181	(4)	6	(35)	177
Balance at 31 December 2007	(237)	(64)	(170)	(133)	(440)	(1,043)
Depreciation charge for the year	(27)	–	(15)	(6)	(69)	(117)
Disposals and derecognitions	8	–	16	1	28	53
Impairment losses (recognised) / reversed	–	(86)	–	–	–	(86)
Translation differences	(6)	–	(1)	–	3	(4)
Change in the scope of consolidation	–	–	7	–	11	18
Reclassifications and other changes	9	64	1	–	(34)	40
Balance at 31 December 2008	(253)	(86)	(162)	(138)	(501)	(1,139)
CARRYING AMOUNT AT 31 DECEMBER 2007	**434**	**3**	**61**	**32**	**488**	**1,018**
CARRYING AMOUNT AT 31 DECEMBER 2008	**423**	**229**	**48**	**40**	**487**	**1,228**

(1) Investments in 2008 y 2007 are from the direct acquisition of assets totaling of EUR 170 million and EUR 145 million, respectively.

(2) In 2008, the heading "Emission allowances" includes EUR 278 million from the rights of emissions of CO_2 freely assigned for no consideration pursuant to the national assignment plan and the derecognition of the corresponding emission allowances for 2007 by EUR 67 million. In 2007 "Emission allowances" included EUR 67 million from the CO_2 emission allowances assigned for no consideration pursuant to the national assignment plan and the derecognition of the corresponding rights by EUR 257 million in relation to 2006.

Repsol YPF does not own intangible assets with indefinite useful lives at 31 December 2008 and 2007.

48

REPORT

In 2008 and 2007 the companies integrated in the consolidated Group have received for no consideration emission allowances equal to 12.2 and 11.6 million tons of CO2, respectively, in accordance with the national assignment plan, valued in EUR 278 million and EUR 67 million. This plan, also established the assignments of emission allowances for no consideration for 2009 which amount to 12.3 million tonnes of CO2.

In 2008 and 2007 the value of the emission allowances was impaired, which gave rise to the recognition of a charge of EUR 86 million and EUR 67 million, respectively, that has been offset, by an equal amount, of deferred income recognised in the income statement for allowances received for no consideration.

The net expense in the consolidated income statement in 2008 for the emission of CO2 has been approximately EUR 16 million, while in 2007 it was less than EUR 1 million.

The research and development expense recognized in the consolidated income statement has amounted in 2008 and 2007 to EUR 83 million and EUR 77 million, respectively.

The leasehold assignment surface and usufruct, the reflagging costs and image rights, the exclusive supply contracts and the administrative concessions are legal rights whose ownership is conditioned to the terms of the originating contract as described in paragraph 4.5 of Note 4.

10 Tangible assets

The detail of “Tangible assets” and of the related accumulated depreciation and accumulated impairment losses at 31 December 2008 and 2007, and of the changes therein is as follows:

CONSOLIDATED ANNUAL ACCOUNTS

COST								Millions of Euros
	Land, Buildings and other structures	**Machinery and Plant**	**Investment in Areas with Reserves**	**Other Exploration Costs**	**Transport Equipment**	**Other tangible assets**	**In the Course of Construction**	**Total**
Balance at 1 January 2007	2,259	18,057	26,343	959	1,339	1,606	1,542	52,105
Additions (1)	173	364	2,008	422	13	58	1,390	4,428
Disposals or derecognitions (3)	(211)	(155)	(28)	(53)	(6)	(31)	(2)	(486)
Translation differences	(61)	(432)	(2,928)	(56)	(66)	(62)	(69)	(3,674)
Change in the scope of consolidation	(59)	299	1	1	(1)	(3)	–	238
Reclassifications and other changes (2)	8	566	1,735	45	105	(57)	(866)	1,536
Balance at 31 december 2007	2,109	18,699	27,131	1,318	1,384	1,511	1,995	54,147
Additions (1)	18	297	1,757	565	7	105	1,995	4,744
Disposals or derecognitions	(12)	(120)	(4)	(88)	(5)	(18)	(10)	(257)
Translation differences	25	171	1,583	68	31	18	52	1,948
Change in the scope of consolidation	(38)	(43)	(290)	(8)	(2)	(18)	(8)	(407)
Reclassifications and other changes (2)	38	8	(565)	(7)	24	61	(669)	(1,110)
Balance at 31 december 2008	2,140	19,012	29,612	1,848	1,439	1,659	3,355	59,065
ACCUMULATED DEPRECIATION AND IMPAIRMENT LOSSES								
Balance at 1 January 2007	(678)	(10,692)	(15,170)	(589)	(549)	(938)	(14)	
Depreciation charge for the year	(57)	(876)	(1,685)	(280)	(46)	(79)	–	(3,023)
Disposals or derecognitions	8	136	13	50	5	13	–	225
Impairment losses (recognised) /reversed (4)	12	16	(10)	(1)	–	(10)	–	7
Translation differences	24	270	1,753	32	47	29	–	2,155
Change in the scope of consolidation	18	19	–	–	–	2	–	39
Reclassifications and other changes (2)	(4)	140	(1,271)	(7)	1	(117)	14	(1,244)
Balance at 31 december 2007	(677)	(10,987)	(16,370)	(795)	(542)	(1,100)	–	
Depreciation charge for the year	(48)	(892)	(1,644)	(266)	(51)	(73)	–	(2,974)
Disposals or derecognitions	5	107	2	56	4	11	–	185
Impairment losses (recognised) /reversed (4)	3	(5)	51	–	–	–	–	49
Translation differences	(10)	(120)	(965)	(30)	(23)	(8)	–	(1,156)
Change in the scope of consolidation	21	53	150	8	1	23	–	256
Reclassifications and other changes	7	158	626	(3)	(8)	3	–	783
Balance at 31 december 2008	(699)	(11,686)	(18,150)	(1,030)	(619)	(1,144)	–	
CARRYING AMOUNT AT 31 DECEMBER 2007 (5)	**1,432**	**7,712**	**10,761**	**523**	**842**	**411**	**1,995**	**23,676**
CARRYING AMOUNT AT 31 DECEMBER 2008 (5)	**1,441**	**7,326**	**11,462**	**818**	**820**	**515**	**3,355**	**25,737**

(1) In 2008 the main additions were in Argentina (EUR 1,480 million), in the U.S. (EUR 415 million), the rest of Latin America (EUR 383 million), in Libya (EUR 230 million) in Canada (EUR 155 million) and in Spain (EUR 1,779 million). In 2007 the main additions to this account related to Argentina (EUR 1,311 million), U.S. (EUR 616 million), rest of Latin America (EUR 566 million), Canada (EUR 194 million) and Spain (EUR 1,326 million).

(2) The year 2008 includes (I) EUR 612 million in cost and EUR 136 million in depreciation and accumulated impairment loss corresponding to tangible assets of Alberto Pascualini Refap,S.A., company classified as non-current assets available for sale, and (II) EUR 99 million concerning the acquisition of exploration rights in Libya pending payment. In 2007, these included (I) EUR 228 million net from a reclassification of assets available for sale and (II) EUR 106 million from a ship acquired by financial leasing for transportation of LNG.

(3) In 2007, from the sale of the lot described in the Note 27.

(4) (See Note 12).

(5) At 31 December 2008 and 2007, the amount of the provisions accumulated was EUR 492 million and EUR 651 million, respectively.

50

REPORT

The amounts corresponding to non-depreciable assets, that is, land and assets in the course of construction, amount, respectively to EUR 719 million and EUR 3,355 million at 31 December 2008 and EUR 722 million and EUR 1,995 million at 31 December 2007, respectively. The amounts related to land are included within the heading “Land, buildings and other structures” on the previous table.

Tangible assets, included fully depreciated items for an amount of EUR 10,349 million and EUR 9,734 million at 31 December 2008 and 2007, respectively.

Repsol YPF capitalises financial expenses as part of the cost of the assets as described in Note 4. In 2008 and 2007, the average borrowing cost has been 5.69% y 6.44% and the amount of such financial expenses that have been capitalised amounted to EUR 67 million and EUR 95 million, respectively. Such amounts are recorded under the “Financial expenses” line item in the consolidated income statement.

Within the heading “Tangible assets” there are some investments carried out by the Repsol YPF Group in public concessions, by an amount of EUR 135 million and EUR 117 million at 31 December 2008 and 2007, respectively; these concessions shall revert to the State within a term ranging from 2009 and 2054.

In 2008 and 2007 there are included EUR 730 million and EUR 696 million, respectively, of assets acquired under finance leases. Among the assets purchased under finance leases at the end of these periods we highlight the methane ships purchased for the transport of the LNG by an amount of EUR 641 million and EUR 673 million in 2008 and 2007, respectively.

In accordance with industry practices, Repsol YPF insures its assets and operations worldwide. Among the risks insured are damages to tangible assets, together with the subsequent interruptions in its business that such damages may cause. The Group believes that the current coverage level is, in general, appropriate for the risks inherent to its business.

11 Investment property

The changes in “Investment property” in 2008 and 2007 were as follows:

Millions of Euros

Cost Accumulated Depreciation and Impairment Losses Total

Balance at 1 January 2007 38(4) 34

Disposals and derecognitions – – –

Depreciation charge for the year and other changes – – –

Balance at 31 December 2007 38(4) 34

Disposals and derecognitions(4) – (4)

Depreciation charge for the year and other changes 3(2) 1

Balance at 31 December 2008 37(6) 31

The market value at 31 December 2008 and 2007 of the assets comprised in this line item amounts to EUR 112 million and EUR 101 million, respectively.

The income recognised in 2008 and 2007 from investment properties amounted to less than EUR 1 million in each period.

CONSOLIDATED ANNUAL ACCOUNTS

12 Asset impairment

At least once a year or whenever there is any indication that an impairment loss has been suffered, the Repsol YPF Group reviews the carrying amounts of intangible assets, tangible assets and other non-current assets, including goodwill, to determine whether those assets have suffered an impairment loss. These reviews are performed in accordance with the general principles established in Note 4.

In 2008 the net impairment losses recorded in relation to non-current assets were EUR 50 million, of which EUR 86 million were from the impairment of emission allowances (see Note 9) which was offset by the equivalent revenue from the deferred income recognised in the income statement in relation to emission allowances assigned for no consideration received under the National Assignment Plan for 2008.

The remaining registrations in 2008, a net reversal of EUR 36 million, correspond mainly to the recovery in the value of the exploration and production assets in Ecuador for an amount of EUR 42 million, due to the positive evolution of business benchmarks.

In 2007, losses in net value relating to non-current assets amounted to EUR 70 million, of which EUR 67 million correspond to the impairment of emission rights (see Note 9), the effect of which was offset by an equal amount of income arising from the transfer to profits from deferred income of emission rights received under the National Assignment Plan relating to 2007.

The remaining net impairment losses amounted to a net provision of EUR 3 million and related mainly to:

- Impairment losses of EUR 56 million and EUR 29 million recognised in Ecuador and Argentina, respectively, mainly due to the unfavourable development of business benchmarks.
- Revenues of EUR 49 million and EUR 33 million related to the reversal of provisions recognised in previous periods in Trinidad and Tobago and Portugal, respectively, due to the positive evolution of the business benchmarks.

13 Investments accounted for using the equity method

The most significant investments in associates, which were accounted for using the equity method, at 31 December 2008 and 2007, were as follows:

	Millions of Euros	
	2008	2007
Peru LNG Company LLC	232	144
Compañía Logística de Hidrocarburos CLH, S.A.	37	56
West Siberian Resources	–	51
Atlantic LNG Company of Trinidad & Tobago	53	51
Transportadora de Gas del Perú, S.A.	38	35
Transierra, S.A.	19	35
Dynasol Elastómeros, S.A. de CV	25	27
Atlantic LNG 4	26	21
Oleoductos del Valle, S.A.	14	16
Oleoducto de Crudos Pesados (OCP), LTD	23	22
Terminales Marítimos Patagónicos, S.A. (Termap)	10	10
Enirepsa Gas Limited	2	28
Other entities accounted for using the equity method	46	41
	525	537

52

REPORT

Appendix I contains a list of the consolidated Group companies.

The changes in 2008 and 2007 in this heading in the accompanying consolidated balance sheet were as follows:

	Millions of Euros	
	2008	2007
Balance at beginning of year	537	521
Additions (1)	99	158
Disposals (2)	(1)	(38)
Changes in the scope of consolidation	(18)	–
Result of companies accounted for using the equity method (3)	66	109
Dividends distributed	(110)	(179)
Translation differences	22	(48)
Reclassifications and other changes (4)	(70)	14
BALANCE AT END OF YEAR	525	537

(1) In 2008 and 2007 additions were mainly due to the contributions or acquisitions of Perú LNG y ENIREPSA. Additions in 2007 also included the acquisition of West Siberian Resources.

(2) In 2007 included the sale of a 10% stake of CLH carried out by Repsol YPF, SA.

(3) In 2008 the most relevant results are the earnings from Atlantic LNG (EUR 62 million), CLH (EUR 23 million) partially compensated due to losses in Enirepsa (EUR 49 million). In 2007 the most relevant results corresponded to Atlantic LNG (EUR 63 million) and CLH (EUR 59 million).

(4) In 2008 the share in West Siberian was reclassified to financial assets available for sale due to the share dilution of the Group in this company.

The following companies over which the Group has significant management influence, given that the Group has sufficient representation on the Board of Directors, despite holding an interest of less than 20%, were accounted for using the equity method:

Company	% of Ownership
Sistemas Energéticos Mas Garullo, S.A.(1)	18.00%
Gasoducto Oriental, S.A.	16.66%
Compañía Logístia de Hidrocarburos (CLH), S.A.	15.00%
Transportadora de Gas de Perú – TGP	10.00%
Gasoducto del Pacífico (Argentina), S.A.	10.00%

(1) A company in the Gas Natural Group, which is proportionately consolidated in the consolidated financial statements of the Repsol YPF Group.

The following table shows the main aggregates of the Repsol YPF Group's associates measured according to the share percentage owned, at 31 December 2008 and 2007 (see Appendix I) is as follows:

	Millions of Euros	
	2008	2007
Total Assets	1,627	1,730
Total Equity	525	537
Revenue	525	776
Result for the year	66	109

53

CONSOLIDATED ANNUAL ACCOUNTS

14 Non-current assets available for sale and linked liabilities

At 31 December 2008, Repsol YPF had non-current assets available for sale amounting to EUR 1,251 million and liabilities linked to these assets for an amount of EUR 601 million, which mainly correspond to assets and liabilities related to its participation in Alberto Pasqualini Refap S.A. for an amount of EUR 1,088 million and EUR 589 million, respectively.

At 31 December 2008 YPF Repsol owned non-current assets available for sale for an amount of EUR 80 million mainly corresponding to assets for electric energy production in Venezuela.

The main balance sheet items classified as assets available for sale and linked liabilities at 31 December 2008 and 2007 were as follows:

Millions of Euros

2008 2007

Goodwill 269 –

Tangible assets and other intangible assets 692 67

Other non-current Assets 15 2

Current Assets 275 11

1,251 80

174 –

Non-Current Liabilities 427 –

Current Liabilities 601 –

650 80

15

Current and non-current financial assets

The detail of the different concepts that are included on the balance sheet, is as follows:

Millions of Euros

2008 2007

Non-current financial assets 2,466 1,650

Non-current derivatives on trading transactions (1) 9 4

Other current financial assets 494 266

Current derivatives on trading transactions (2) 49 54

Cash and cash equivalents 2,891 2,585

5,909 4,559

(1) Classified under the heading “Other non-current assets”.

(2) Classified under the heading “Other receivables”

The detail, by type and maturity, of the Group’s financial assets at 31 December 2008 and 2007, is as follows:

REPORT

FINANCIAL ASSETS:			31 DECEMBER 2008				Millions of Euros
Nature / category	Financial assets held for trading	Other financial assets at fair value through profit or loss	Financial assets available for sale	Loans and receivables (3)	Held to maturity investments	Hedging derivatives	TOTAL
Equity instruments	–	–	881	–	–	–	881
Derivatives	15	–	–	–	–	131	146
Other financial assets	–	81	–	1,295	72	–	1,448
Long term / Non-current	15	81	881	1,295	72	131	2,475
Derivatives	108	–	–	–	–	149	257
Other financial assets (1)	–	203	–	125	2,849	–	3,177
Short term / Current	108	203	–	125	2,849	149	3,434
TOTAL	123	284	881	1,420	2,921	280	5,909

FINANCIAL ASSETS:			31 DECEMBER 2007				Millions of Euros
Nature / category	Financial assets held for trading	Other financial assets at fair value through profit or loss	Financial assets available for sale	Loans and receivables (3)	Held to maturity investments	Hedging derivatives	TOTAL
Equity instruments	–	–	138	–	–	–	138
Derivatives	–	–	–	–	–	704	704
Other financial assets	–	116	–	464	232	–	812
Long term / Non-current	–	116	138	464	232	704	1,654
Derivatives	5	–	–	–	–	52	57
Other financial assets (1)	–	70	–	98	2,680	–	2,848
Short term / Current	5	70	–	98	2,680	52	2,905
TOTAL	5	186	138	562	2,912	756	4,559

(1) Under the headings "Sales and Services customers" and "Other receivables" from the balance sheet there is an amount of EUR 6,340 million and EUR 7,707 million in 2008 y 2007, respectively, arising out of receivables not included in the breakdown of the financial assets in the previous table (these amounts include the assets for current derivatives on trading transactions described in the Note 2 above).

Following is a description of the current and non-current financial assets classified by nature:

15.1 Financial assets held for trading

Derivatives not designated as hedging instruments are included within this category.

15.2 Other financial assets at fair value through profit or loss

Financial assets measure at fair value through profit or loss in the years 2008 and 2007 mainly correspond to collective mutual funds.

55

CONSOLIDATED ANNUAL ACCOUNTS

15.3 Financial assets available for sale

Mainly correspond to minority interests in certain companies over whose management the Group does not hold any influence.

The movement of the assets available for sale at 31 December 2008 and 2007 is the following:

Millions of Euros

2008 2007

BALANCE AT BEGINNING OF YEAR 138 160

Additions (1) 531 1

Disposals (4) (14)

Adjustments to fair value (2) (72) (10)

Raclassifications and other changes (3) 288 1

BALANCE AT END OF YEAR (4) 881 138

(1) In 2008 it includes EUR 517 million corresponding to the purchase of the 9.99% of Unión Fenosa carried out by Gas Natural (company proportionately consolidated in the Group’s financial statements).

(2) In 2008 corresponds mainly to the measurement at fair value of West Siberian Resources (EUR 36 million), Unión Fenosa (EUR 22 million) and Enagás (EUR 16 million). In 2007 corresponded mainly to the measurement at fair value of Enagás.

(3) In 2008 it includes the acquisition of an additional 4.72% of Unión Fenosa carried out by Gas Natural for an amount of EUR 239 million, by deferred payment.

(4) In 2008 it corresponds mainly to the stake in Unión Fenosa (EUR 736 million) and Enagás (EUR 58 million). In 2007 the most relevant stake was in Enagás, assessed for an amount of EUR 74 million.

In the year 2007 the stake in Naturgas Energía Grupo S.A., (through Gas Natural) was sold, creating a net profit of EUR 20 million in the income statement, and reducing the adjustments for change in value of net equity.

15.4 Loans and receivables

These include the following items:

Millions of Euros

2008 2007

Loans and receivables (1) 1,420 562

Sales and service customers 4,209 5,767

Other receivables 2,180 1,993

(Less: current derivatives on trading transactions) (49) (54)

TOTAL 7,760 8,268

(1) In agreement with the schedule at the beginning of this Note.

The fair value of the loans and receivables of the Group is detailed in the following table:

REPORT

	Carrying amount		Fair value	
	2008	**2007**	**2008**	**2007**
A. FINANCIAL ASSETS (1) (2)				
Other non-current financial assets	1,295	464	1,254	525
Other current financial assets	125	98	125	98
	1,420	562	1,379	623
B. CURRENT COMMERCIAL ACCOUNTS				
Sales and services customers	4,209	5.767	4,209	5,767
Accounts receivable	4,539	6.117	4,539	6,117
(Less: allowance for doubtful accounts)	(330)	(350)	(330)	(350)
Other receivables	2,131	1.939	2,131	1,939
	6,340	7.706	6,340	7,706
TOTAL	**7,760**	**8.268**	**7,719**	**8,329**

Millions of Euros

(1) Among the current and non-current financial investments there are loans to non-consolidated companies and the portion of loans to consolidated companies not eliminated in the process of consolidation for an amount of EUR 376 million and EUR 345 million in 2008 and 2007, respectively. In addition, in 2008 it includes the loan granted to Petersen, due to the sale of a stake in YPF (see Note 31).

(2) The profitability accrued by the financial assets detailed in the above table corresponds to an average interest of 8.30% and 9.35% in 2008 and 2007.

The maturity of the investments included under the heading of non-current loans and receivables is the following:

Millions of Euros

DUE DATE	2008	2007
2009	–	–
2010	3	–
2011	1	–
2012	–	–
2013 (1)	117	–
Subsequent years	1,173	464
	1,295	464

The changes in 2008 and 2007 in the allowance for doubtful accounts were as follows:

Millions of Euros

	2008	**2007**
BALANCE AT BEGINNING OF THE YEAR	**350**	**381**
Impairment losses recognised/(reversed)	57	2
Variations in the consolidation scope	(31)	(8)
Derecognitions	(50)	(7)
Traslation differences	4	(18)
BALANCE AT END OF THE YEAR	**330**	**350**

57

CONSOLIDATED ANNUAL ACCOUNTS

15.5 Held to maturity investments

The detail of the held to maturity investments at 31 December 2008 and 2007 is as follows:

Millions of Euros

	Carrying Amount		Fair Value	
	2008	2007	2008	2007
Non Current Financial assets	72	232	72	232
Current Financial Assets	55	105	55	105
Cash Equivalents	1,492	1,891	1,492	1,891
Cash on hand and at banks	1,302	684	1,302	684
	2,921	**2,912**	**2,921**	**2,912**

Financial investments amount to EUR 2,921 million and EUR 2,912 million at 31 December 2008 and 2007, respectively, and are mainly from placements in banks and collateral deposits. These financial investments have accrued an average interest of 4.31% and 4.27% in 2008 and 2007, respectively.

The non-current financial assets held-to-maturity mature as follows:

Millions of Euros

MATURITY	2008	2007
2009	–	11
2010	40	43
2011	9	4
2012	23	16
2013 (1)	–	25
Subsequent years (1)	–	133
	72	**232**

(1) In 2008 collaterals associated to net investment hedge discontinued operations, described in the paragraph 38.4 of the Note 38, have been cancelled.

58

REPORT

16

Inventories

The detail of “Inventories” at 31 December 2008 and 2007 is as follows:

Millions of Euros

Cost

Provision of Allowance

Net

AT 31 DECEMBER 2008

Crude oil and natural gas 982 – 982

Finished and semi-finished goods 2,429 (253) 2,176

Supplies and other inventories 449 (23) 426

3,860 (276) 3,584

AT 31 DECEMBER 2007

Crude oil and natural gas 1,543 – 1,543

Finished and semi-finished goods 2,302 (2) 2,300

Supplies and other inventories 863 (31) 832

4,708 (33) 4,675

In 2008 a net expense of EUR 239 million has been recognised under the heading “Changes in inventory of finished goods and work-in-process inventories” due to the assessment of the stock of finished products at their productions cost.

At 31 December 2008 the amount of the stocked assets at fair value less the necessary costs for their sale amounted to EUR 93 million and the impact on the income statements by the market valuation thereof was a profit of EUR 2 million. At 31 December 2007 these stocked assets amounted to EUR 144 million and the impact in the consolidated income statement due to the market valuation thereof was a loss of EUR 3 million.

The Repsol YPF Group complies, both at 31 December 2008 and at 31 December 2007, with the requirements regarding minimum safety stocks established by the applicable laws (see Note 2), through the Spanish companies integrating the Group.

CONSOLIDATED ANNUAL ACCOUNTS

17 Equity

Changes in equity for the periods 2008 and 2007 are as follows:

	NET EQUITY ATTRIBUTABLE TO THE PARENT COMPANY							Millions of Euros
	Equity							
	Share capital	Share premium and reserves	Treasury shares	Results attributable to the parent company	Adjustments for changes in value	Total net equity attributable to the parent company	Minority interests	Total net equity
FINAL BALANCE AT 31/12/2006	1,221	13,457	–	3,124	(369)	17,433	609	18,042
Adjustments	–	–	–	–	–	–	–	–
INITIAL ADJUSTED BALANCE	**1,221**	**13,457**	–	**3,124**	**(369)**	**17,433**	**609**	**18,042**
Total recognised income / (expenses)	–	–	–	3,188	(1,057)	2,131	123	**2,254**
TRANSACTIONS WITH PARTNERS AND OWNERS								
Distribution of dividends	–	(1,050)	–	–	–	(1,050)	(71)	**(1,121)**
Transactions with treasury shares or interest in equity (net)	–	–	4	–	–	4	–	**4**
Increases / (Reductions) for business combinations	–	–	–	–	–	–	(7)	**(7)**
OTHER CHANGES IN NET EQUITY								
Payments based on equity instruments	–	–	–	–	–	–	–	**–**
Transfers between items of net equity instruments	–	3,124	–	(3,124)	–	–	–	**–**
Other changes	–	(7)	–	–	–	(7)	(3)	**(10)**
FINAL BALANCE AT 31/12/2007	1,221	15,524	4	3,188	(1,426)	18,511	651	19,162
Adjustments	–	–	–	–	–	–	–	–
INITIAL ADJUSTED BALANCE	1,221	15,524	4	3,188	(1,426)	18,511	651	**19,162**
Total recognised income / (expenses)	–	–	–	2,711	367	3,078	186	**3,264**
TRANSATIONS WITH PARTNERS AND OWNERS								
Distribution of dividends	–	(1,242)	–	–	–	(1,242)	(391)	**(1,633)**
Transactions with treasury shares or interest in equity (net)	–	–	(245)	–	–	(245)	–	**(245)**
Increases / (Reductions) for business combinations	–	–	–	–	–	–	–	**–**
OTHER CHANGES IN NET EQUITY								
Transfers between items of net equity instruments	–	3,188	–	(3,188)	–	–	–	**–**
Other changes	–	(2)	–	–	–	(2)	724	**722**
FINAL BALANCE AT 31/12/2008	1,221	17,468	(241)	2,711	(1,059)	20,100	1,170	21,270

17.1 Share Capital

The share capital at 31 December 2008 and 2007 consisted of 1,220,863,463 fully subscribed and paid up shares of 1 euro par value each, all listed on the continuous Spanish, New York Stock Exchanges and Buenos Aires stock exchange.

Repsol YPF's bylaws limit the maximum number of votes that any single shareholder or companies belonging to the same group may cast at the General Meeting at 10% of the voting stock.

60

REPORT

Per the most recent information available to Repsol YPF the company's most significant shareholders were the following:

Shareholder	% total over share equity
Sacyr Vallehermoso, S.A. (1)	20.01
Criteria Caixa Corp. (2)	14.31
Petróleos Mexicanos (3)	4.81

(1) Sacyr Vallehermoso, S.A. holds its stake through Sacyr Vallehermoso Participaciones Mobiliarias, S.L.

(2) Criteria Caixa Corp. owns 9.28% directly and 5.02% indirectly through Repinves, S.A. (a company where Criteria Caixa Corp. holds a 67.60%)

(3) Petróleos Mexicanos (Pemex) holds its stake through Pemex Internacional España, S.A. and through several swap instruments (equity swaps) with certain financial entities which established certain mechanisms that enable Pemex to exercise the economic and political rights of a percentage of up to 4.81% of the share capital of the Company.

Additionally, the companies Barclays Global Investors, NA, Barclays Global Investors, Ltd. Barclays Global Fund Advisors and Barclays Global Investors (Deutschland) AG notified the CNMV on 18 January 2008 of the existence of a shareholders' voting agreement with respect to shares representing a 3.22% stake in Repsol YPF. According to the information provided to the CNMV, the Barclays entities are fund management companies to which their parent company (Barclays Global Investors UK Holdings, Ltd.) does not give direct or indirect instructions in respect of the exercise of the voting rights by fund management companies.

At 31 December 2008, the following Group companies' shares were publicly listed:

COMPANY	Number of listed shares	% of share capital listed	Stock exchanges	Year-end market price	Average last quarter	Currency
Repsol YPF, S.A.	1,220,863,463	100%	Spanish stock exchange (Madrid, Barcelona, Bilbao, Valencia) Buenos Aires stock exchange New York stock exchange	15.10	15.52	Euros
			Buenos Aires stock exchange	72.90	73.03	Pesos
			New York stock exchange	21.51	20.51	Dollars
Gas Natural SDG, S.A.	447,776,028	100%	Spanish stock exchange (Madrid, Barcelona, Bilbao, Valencia)	19.29	22.28	Euros
YPF	393,312,793	100%	Buenos Aires stock exchange	160.00	156.96	Pesos
			New York stock exchange	46.00	46.11	Dollars
Refinería La Pampilla, S.A.	36,063,999	100%	Lima stock exchange	11.00	13.02	Soles
YPFB Andina, S.A. (formerly, Empresa Petrolera Andina, S.A.) (1)	13,439,520	100%	Bolivian stock exchange			
Compañía Logística de Hidrocarburos, CLH	1,779,049	2.54%				
Series A	90,000	100.00%	Spanish stock exchange (Madrid, Barcelona, Bilbao, Valencia)	49.00	41.46	Euros
Series D	1,689,049	100.00%				

(1) YPFB Andina, S.A. has not had any movement during 2008.

17.2 Share Premium

The share premium at 31 December 2008 and 2007 amounted to EUR 6,428 million. The Consolidated Companies Law expressly permits the use of the share premium account balance to increase capital and does not establish any specific restrictions as to its use.

61

CONSOLIDATED ANNUAL ACCOUNTS

17.3 Reserves

Legal Reserve

Under the Limited Company Law, 10% of net income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of the share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount. Otherwise, until the legal reserve exceeds 20% of share capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

Revaluation Reserve

The balance of “Revaluation Reserve” (Royal Decree-Law 7/1996) can be used, free of tax, to offset losses (both prior years' accumulated losses, current year losses or losses which might arise in the future), and to increase capital. From 1 January 2007, the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realised. The surplus will be deemed to have been realised in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or derecognised. The distribution of these reserves would give rise to entitlement to a dividend double taxation tax credit. If this balance were used in a manner other than as provided for in Royal Decree-Law 7/1996, it would be subject to taxation.

Others reserves

It includes (I) the transition to IFRS reserve, which comprises the adjustments related to the differences between the previous accounting principles and the IFRS, from events and transactions before the transition date to (1 January 2004) and (II) all the results created and not distributed as dividends, which had not been recognised in any of the different reserves previously mentioned.

17.4 Treasury shares

The Ordinary Shareholders Meeting, held on 14 May 2008, authorised the Board of Directors, for a period of eighteen months, to pursue the acquisition of Repsol YPF shares, directly or through controlled companies, up to a maximum of shares that, added to the ones already owned by Repsol YPF, S.A. and any of its subsidiaries, do not exceed 5% of the share capital and for a consideration price or value neither minor than the par value nor higher than its market quotation. This agreement rendered set aside the authorisation in the same terms and for the same period passed by in the previous Ordinary Shareholders Meeting held on 9 May 2007.

By virtue of the aforementioned authorisations Repsol YPF has acquired during 2008 12,924,428 Treasury shares, representing 1.06% of the share capital, for an amount of EUR 261.73 million, with a par value of EUR 12.92 million. Likewise, Repsol YPF has disposed of in the period 695,000 shares, for an amount of EUR 17.5 million whose par value amounted to EUR 0.69 million. The gains realized in these transactions were EUR 0.6 million recorded under the heading “Treasury shares” in Equity. At 31 December 2008 the Group held 12,229,428 shares of the parent company, whose acquisition cost amounted to EUR 244.79 million.

During the year 2007, and under the previous authorisations granted by the Ordinary Shareholders Meeting, 4,462,665 Treasury shares were purchased, which represented 0.366% of the share capital, for an amount of EUR 110.69 million, with a par value of EUR 4.46 million. Likewise, the same number of shares (4,462,665 shares) was disposed of for an amount of EUR 114.30 million. The resulting figure of these transactions was EUR 3.61 million recognised in the heading “Treasury shares” in Equity.

REPORT

17.5 Adjustments for change in value

This heading includes:

Financial assets available for sale

It comprises the profits and losses, net of the related tax effect, corresponding to changes in the fair value of non-monetary assets classified within the category of Financial assets available for sale.

Hedge transactions

It comprises the effective part, net of the related tax effect, of changes in the fair value of derivative instruments defined as cash flow hedges (see heading 4.22 of the Note 4 and Note 38).

Translation differences

These relate to exchange differences recognised in equity as a result of the consolidation process described in Note 3, and the measurement at fair value of the financial instruments assigned as net investment hedges in foreign transactions in accordance to the method described under the heading 4.22 of the Note 4 (see Note 38).

17.6 Minority interests

The equity attributable to minority interests at 31 December 2008 and 2007 relates to the following companies:

Millions of Euros

2008 2007

Refinería La Pampilla, S.A. 69 107

Empresa Petrolera Andina – 228

Petronor, S.A. 85 97

YPF, S.A. (1) 879 61

CEG Y CEG Río 40 47

Repsol Comercial de P.P., S.A. 27 28

Gas Natural ESP 27 26

Gas Natural México, S.A. de CV 13 14

EMPL 11 9

Others companies 19 34

TOTAL 1,170 651

(1) The change is due to the sale of a stake in this company in the period (see Note 31).

CONSOLIDATED ANNUAL ACCOUNTS

18 Dividends

The details of the dividend payments in 2008 and 2007 are as follows:

	2008			2007		
	Nominal %	Euros per share	Amount	Nominal %	Euros per share	Amount
Ordinary shares	100%	1	1,220	72%	0.72	880
Remaining shares (without vote, recovery, etc.)	–	–	–	–	–	–
TOTAL DIVIDENDS PAID						
a. Dividends charged to results (1)	100%	1	1,220	72%	0.72	880
b. Dividends charges to reserves or share premium	–	–	–	–	–	–
c. Dividends in kind	–	–	–	–	–	–

(1) This amount includes EUR 3 million in dividends corresponding to Treasury shares.

The interim dividend for 2008 and 2007 gather the gross dividend per share distributed by Repsol YPF, S.A. on account of the profits of each year. In 2008 the amount accrued by Repsol YPF, S.A. amounted to EUR 641 million, however the amount reflected in the present consolidated balance sheet is EUR 634 million (0.525 gross euros per share multiplied by the number of shares not held by Repsol YPF at 31 December 2008) and in 2007 to EUR 610 million (0.50 gross euros per share).

The final dividend subject to the period 2007, approved by the General Shareholders Meeting of Repsol YPF, S.A. held on 14 May 2008, amounted to EUR 610 million (0.50 gross euros per share). From this amount, EUR 3 million correspond to Treasury shares owned on the payment date thereof.

The proposal for distribution of results for the 2008, which will be subject to approval in the next General Meeting, proposes the distribution of a final dividend corresponding to 2008 payable as of 9 July 2009 and amounting to EUR 641 million (0.525 gross euros per share).

Based on the present balance sheet and the undrawn credit lines available, at the date of approval of the dividend, Repsol YPF, S.A. had sufficient liquidity for payment of the dividend pursuant to Articles 194.3 and 216 of the Joint Stock Companies Act.

19 Financial liabilities

Following is a breakdown of the items included in the consolidated balance sheet corresponding to financial liabilities:

	Millions of Euros	
	2008	2007
Non-current financial liabilities	10,315	10,065
Non-current derivatives on trading transactions (1)	5	–
Current financial liabilities	1,788	1,501
Current derivatives on trading transactions (2)	23	17
	12,131	**11,583**

(1) Recorded under the item "Other non-current liabilities" in the consolidated balance sheet.

(2) Recorded under the item "Other creditors" in the consolidated balance sheet.

64

REPORT

Following is a breakdown of the financial liabilities acquired, most with personal guarantee, at 31 December 2008 and 2007:

31 DECEMBER 2008

	CARRYING VALUE				
	Financial liabilities held for trading	Debts and payable items	Derivatives or hedging	TOTAL	Fair value
Debts with credit entities	–	1,845	–	1,845	1,845
Obligations and other negotiable securities (1)	–	8,156	–	8,156	7,914
Derivatives	34	–	285	319	319
LONG-TERM DEBTS / NON-CURRENT FINANCIAL LIABILITIES	**34**	**10,001**	**285**	**10,320**	**10,078**
Debts with credit entities	–	1,491	–	**1,491**	1,492
Obligations and other negotiable securities	–	251	–	**251**	245
Derivatives	54	–	15	**69**	69
SHORT-TERM DEBTS / CURRENT FINANCIAL LIABILITIES	**54**	**1,742**	**15**	**1,811**	**1,806**
TOTAL	**88**	**11,743**	**300**	**12,131**	**11,884**

31 DECEMBER 2007

	CARRYING VALUE				
	Financial liabilities held for trading	Debts and payable items	Derivatives or hedging	TOTAL	Fair value
Debts with credit entities	–	1,700	–	**1,700**	1,693
Obligations and other negotiable securities (1)	–	8,183		**8,183**	8,184
Derivatives	170	–	12	**182**	182
LONG-TERM DEBTS / NON-CURRENT FINANCIAL LIABILITIES	**170**	**9,883**	**12**	**10,065**	**10,059**
Debts with credit entities	–	1,284	–	**1,284**	1,284
Obligations and other negotiable securities	–	199	–	**199**	199
Derivatives	11	–	24	**35**	35
SHORT-TERM DEBTS / CURRENT FINANCIAL LIABILITIES	**11**	**1,483**	**24**	**1,518**	**1,518**
TOTAL	**181**	**11,366**	**36**	**11,583**	**11,577**

(1) Includes preference shares amounting to EUR 3,524 million and EUR 3,418 million at 31 December 2008 and 2007, respectively.

Note: At 31 December 2008 and 2007, the amounts of EUR 721 million and EUR 632 million were shown under the caption "Other non-current liabilities" and EUR 31 million and EUR 61 million under "Other creditors", corresponding to capital leasing recorded under the amortized cost method (see Note 23).

Disclosure of currency and maturities relevant to Repsol YPF's funding at 31 December 2008 and 2007 is provided in paragraph 5.2 of the Note 5, concerning liquidity risk.

Repsol YPF obtains financing mainly in dollars, either directly or by exchange rate derivatives (see Note 38.3 Net investment hedges).

65

CONSOLIDATED ANNUAL ACCOUNTS

The detail of the average financing and the cost thereof by instrument is as follows:

	2008		2007	
	Average volume	Average cost	Average volume	Average cost
Debts with credit entities	3,363	5.61%	2,950	6.62%
Preference shares	3,423	6.02%	3,433	5.48%
Obligations	4,809	5.28%	4,844	5.30%
	11,595	**5.59%**	**11,227**	**5.70%**

In general, the financial debt agreements include the early maturity clauses customary in agreements of this nature.

Bond issues, representing ordinary debt, of Repsol International Finance, BV and guaranteed by Repsol YPF, S.A., totaling EUR 4,416 million (relating to a face value of EUR 4,425 million), contain certain so-called "cross-default" clauses whereby in the event of default, the custodian-trustee bank, at its sole discretion or at the request of the holders of at least one-fifth of the debentures, or by means of an extraordinary resolution, can declare all the aforementioned debentures issues due and payable.

Additionally, in relation to certain negotiable debenture issues totaling EUR 118 million (relating to a face value of EUR 119 million), YPF, S.A. agreed to certain clauses, including among others, "cross-default" clauses, and not to create any liens or charges on its assets in excess of 15% of the total consolidated assets. In the event of default where to occur, the trustee or the holders of at least 25% of the total principal of the debentures may declare due and immediately payable the principal and accrued interest on all the debentures.

Following is a breakdown of issuances, repurchases and reimbursements of debt securities (recorded under the caption "Obligations and other negotiable securities") taken place during 2008 and 2007:

	Balance at 31/12/2007	(+) Issuances	(-) Repurchases or reimbursements	(+/-) Exchange-rate and other adjustments	Balance at 31/12/2008
Bonds and other debt securities issued by the European Union with prospectus	7,682	186	(186)	74	7,756
Bonds and other debt securities issued ouside the Europen Union	700	–	(77)	28	651
TOTAL	**8,382**	**186**	**(263)**	**102**	**8,407**

	Balance at 31/12/2006	(+) Issuances	(-) Repurchases or reimbursements	(+/-) Exchange-rate and other adjustments	Balance at 31/12/2007
Bonds and other debt securities issued by the European Union with prospectus (1)	6,391	1,250	1	40	7,682
Bonds and other debt instruments issued by the European Union without prospectus	1	–	(1)	–	–
Bonds and other debt securities issued outside the European Union	1,140	40	(381)	(99)	700
TOTAL	**7,532**	**1,290**	**(381)**	**(59)**	**8,382**

(1) On 16 February 2007, Repsol YPF, through its subsidiary, Repsol International Finance, B.V. (The Netherlands) issued guaranteed bonds in the amount of EUR 750 million, maturing in 2012, at a variable interest rate of 3 months Euribor + 0.25% and EUR 500 million maturing in 2017 at a fixed rate of 4.75%. The outstanding balance at 31 December 2008 amounts to EUR 1,247 million and the credit rating of this issuance is Fitch BBB+, Moddy's Baa1 and S&P BBB.

66

REPORT

Issues guaranteed by Repsol YPF conducted by its Group affiliates during 2008 and 2007 are as follows:

Balance at 31/12/2007 (+) Granted (-) Cancelled (+/-) Exchange-rate and other adjustments Balance at 31/12/2008

Issues of securities representing debt guaranteed by the Group (guaranteed amount) 4,425 – – – 4,425

Balance at 31/12/2006 (+) Granted (-) Cancelled (+/-) Exchange-rate and other adjustments Balance at 31/12/2007

Issues of securities representing debt guaranteed by the Group (guaranteed amount) 3,175 1,250 – – 4,425

Preference Shares

In October 1997 the Repsol YPF Group, through its subsidiary Repsol International Capital, issued preference shares of this company amounting to 725 million dollars under the following terms:

Annual dividend: 7.45%, payable quarterly.

Term: perpetual, with the option for the issuer of early redemption from the fifth year onwards at face value.

Guarantee: subordinated Repsol YPF, S.A. guarantee.

Remuneration: payment of preference dividends is conditional upon the obtainment of a consolidated profit or upon the payment of dividends on common shares. If no dividend accrues, there is no subsequent obligation to pay it.

In May and December 2001 Repsol International Capital launched two new issues of preference shares amounting to EUR1,000 million and EUR 2,000 million, respectively, under the following terms:

Dividend: variable at a rate of 3-month Euribor with a minimum of 4% APR and a maximum of 7% APR for the first 10 years, and Euribor plus 3.5% from the tenth year onwards. The dividend is payable quarterly.

Term: perpetual, with the option for the issuer of early redemption from the tenth year onwards at face value.

Guarantee: subordinated Repsol YPF, S.A. guarantee.

Remuneration: preference, non-cumulative dividends, conditional upon the obtainment of a consolidated profit or upon the payment of dividends on common shares.

The carrying amount of these instruments at 31 December 2008 and 2007 amounted to EUR 3,524 million and EUR 3,418 million, respectively, recorded under the item “Debts with credit entities” and “Obligations and other negotiable securities” in the accompanying consolidated balance sheet in Preference shares.

CONSOLIDATED ANNUAL ACCOUNTS

20 Provisions for contingencies and expenses

The detail of provisions for contingencies and expenses at 31 December 2008 and 2007, and of the changes therein in 2008 and 2007 is as follows:

Millions of Euros

	LONG-TERM PROVISIONS				SHORT-TERM PROVISIONS		
	Provision for Pensions (1)	Provision for Field Dismantling Costs	Other Provisions	TOTAL	Provision for Pensions (1)	Other Provisions	TOTAL
BALANCE AT 1 JANUARY 2007	**75**	**855**	**1,730**	**2,660**	**11**	**286**	**297**
Period provisions charged to income (2)	10	62	443	**515**	2	85	**87**
Reversals of provisions with a credit to income (3)	(4)	(2)	(122)	**(128)**	(1)	(3)	**(4)**
Provisions released due to payment	(3)	(15)	(139)	**(157)**	(13)	(130)	**(143)**
Changes in the scope of consolidation	–	–	–	**–**	–	(2)	**(2)**
Translation differences	(7)	(84)	(102)	**(193)**	–	(15)	**(15)**
Reclassifications and other changes (4)	(5)	115	(242)	**(132)**	4	62	**66**
BALANCE AT 31 DECEMBER 2007	**66**	**931**	**1,568**	**2,565**	**3**	**283**	**286**
Period provisions charged to income (2)	2	82	627	**711**	2	39	**41**
Reversals of provisions with a credit to income (3)	(2)	(1)	(160)	**(163)**	–	(7)	**(7)**
Provisions released due to payment	(9)	(19)	(98)	**(126)**	–	(233)	**(233)**
Changes in the scope of consolidation	(10)	(9)	(7)	**(26)**	(1)	(1)	**(2)**
Translation differences	–	49	51	**100**	–	10	**10**
Reclassifications and other changes (4)	1	68	(420)	**(351)**	5	337	**342**
BALANCE AT 31 DECEMBER 2008	**48**	**1,101**	**1,561**	**2,710**	**9**	**428**	**437**

(1) See Note 21.

(2) In 2007, "Other provisions" relates mainly to (I) personnel restructuring plans (EUR 22 million), (II) environmental contingencies (EUR 90 million) and (III) litigation (EUR 246 million). It also included EUR 144 million related to the discount to present value of the provisions. In 2008, "Other provisions" includes (I) a provision of EUR 208 million for the CO_2 emissions made during the year, (II) a provision of EUR 133 million for environmental contingencies, and (III) EUR 82 million for litigation. It also comprises EUR 151 million for financial updates in the provisions.

(3) Includes the write-off of provisions for certain items recognised by the Group companies in several countries, due to changes in the circumstances under which the provision had been previously recognised.

(4) "Provision for field dismantling costs" includes EUR 68 million and EUR 54 million in 2008 and 2007, respectively, corresponding to tangible assets additions and the provision made during these years due to the dismantling of fields.

21 Provision for pensions and similar obligations

a. Defined contribution plans

Repsol YPF has defined contribution plans for certain employees, the main features of which are described in Note 4.16.

The annual cost charged to "Personnel expenses" in the consolidated income statement in relation to these pension plans amounted to EUR 41 million and EUR 37 million in 2008 and 2007, respectively.

With respect to the defined contribution plans for management with guaranteed determined

68

REPORT

profitability, the cost charged in 2008 and 2007 amounted to EUR 6 million and 9 million, respectively, and is recorded in the income statement under “Personnel expenses”.

b. Defined benefit plans

b.1. An YPF subsidiary grants pension plans, medical insurance plans, life insurance and other employee benefits and benefits for health and risk of death

At 31 December 2007, such company had non-contributory pension plans managed by third parties for its full-time employees. The benefits provided by these plans were based on years of service and the remuneration earned during years of employment.

The liability recognised for pension plans at 31 December 2007 amounted to EUR 11 million. These amounts arose mainly from employee benefit obligations (EUR 76 million) less the fair value of the plan assets and net of unrecognised actuarial losses, amounting to EUR 65 million.

During March 2008, this subsidiary entered into a number of agreements with Prudential Insurance Company to cancel the obligations assumed in connection with two of the non-contributory pension plans, paying a premium of 115 million dollars (EUR 83 million). Prudential assumed the obligations under these plans on 20 March 2008.

At 31 December 2008, the company maintains a non-contributory pension plan which has not been cancelled, for executives, key management personnel, as well as former employees, who worked at some of the Group companies of this subsidiary. The amount recorded in the 2008 consolidated income statements for this plan arises to EUR 1 million. The related liability recorded at 31 December 2008 amounts to EUR 3 million, corresponding to employee benefit obligations.

Also, this company provides medical insurance benefits, life insurance benefits and other employee benefits to certain of its employees who retire early; the company also pays benefits for health and risk of death to disabled employees and benefits for risk of death to retired executives. The benefit recorded in the 2008 consolidated income statement corresponding to these plans amounts to EUR 4 million (which includes a benefit in the amount of EUR 6 million corresponding to amounts recovered due to plan changes). The expense recorded in the 2007 consolidated income statement account amounted to EUR 2 million.

b.2. The Gas Natural Group also has pension plans for employees in Spain, Brazil and Italy. The amounts recognised under “ Non-Current provisions” in the consolidated balance sheet to cover these obligations totalled EUR 21 million and EUR 20 million at 31 December 2008 and 2007, respectively.

b.3. Additionally, USA Holdings, Inc., an affiliate, grants medical service benefits, life insurance and other welfare benefits to some of its retired employees. The liability recorded to this effect in the consolidated financial statements amounts to EUR 1 million at 31 December 2008 and 2007. This plan does not have any related assets at 31 December 2008. Actuarial losses unrecognized at that date are less than EUR 1 million.

22 Subsidies and other non-current liabilities

The subsidies recorded in the consolidated balance sheet amount to EUR 108 million and EUR 109 million in 2008 and 2007, respectively, and correspond mainly to subsidies for the construction of gas infrastructure (EUR 87 million and EUR 73 million in 2008 and 2007, respectively).

The consolidated income statement includes income EUR 13 million and EUR 8 million in 2008 and 2007, respectively, relating to the subsidies recognised in profit. Also, subsidies related to income recognised in profit amounted to EUR 5 million in 2008 and 2007.

The caption “Other non-current liabilities” includes the items listed below:

CONSOLIDATED ANNUAL ACCOUNTS

Millions of Euros

2008

2007

Obligations under finance leases (see Note 23)

721

632

Guarantees and deposits (1)

241

221

Other deferred income

140

169

Other

349

413

1,451

1,435

(1) The heading “Guarantees and Deposits” mainly relates to the deposits collected by Repsol Butano, S.A. from the users of gas bottles in accordance with the applicable legal regulations. These amounts are refundable when the corresponding contracts are cancelled.

23 Obligations under finance leases

The detail of the amounts payable under finance leases at 31 December 2008 and 2007 is as follows:

Lease Payments Present Value of Minimum Lease Payments

2008 2007 2008 2007

Within one year 66 63 31 61

Between two and five years 292 248 145 205

After five years 1,003 902 576 427

1,361 1,213 752 693

LESS:

Future finance costs (609) (520)

752 693

RECOGNISED AS:

Non-current obligations under finance leases 721 632

Current obligations under finance leases 31 61

752 693

The finance leases relate mainly to methane vessels for the transportation of LNG, maturing in the period from 2022 to 2032.

24 Trade debts and accounts payable

In 2008 and 2007 Repsol YPF had the following accounts payable classified under “Trade debts and accounts payable”:

REPORT

	Millions of Euros	
	2008	2007
Suppliers	2,878	4,491
Other creditors		
Obligations under finance leases (Note 23)	31	61
Tax Payables	840	934
Hedged items and derivatives on trading transactions at fair value	23	67
Other	4,133	3,285
Pasivo por impuesto corriente	290	730
TOTAL	8,195	9,568

The fair value of these current items does not differ significantly from their carrying amount.

25 Tax matters

Income tax

In view of the geographical dispersion and markedly international nature of the business activities carried on by the companies comprising the Repsol YPF Group, the Group is subject to various different tax and income tax jurisdictions.

a. In Spain

Most of the entities resident in Spain pay income tax under the special consolidation regime. Under this regime, the companies in the Consolidated Tax Group jointly determine the Group's taxable profit and tax charge, which is allocated among the companies in the Tax Group in accordance with the criteria established by the Spanish Accounting and Audit Institute (ICAC) for the recognition and determination of the individual tax charge.

Repsol YPF, S.A. is the Parent of Consolidated Tax Group 6/80, which includes all the companies resident in Spain that are directly or indirectly at least 75% owned by the Parent and that meet certain requirements. This Group consisted of 48 companies in 2008, of which the main companies in terms of volume of business were as follows: Repsol YPF, S.A., Repsol Petróleo, S.A., Repsol YPF Trading y Transporte, S.A., Repsol Química, S.A., Repsol Butano, S.A., Repsol Exploración, S.A. and Repsol Comercial de Productos Petrolíferos, S.A.

Petróleos del Norte, S.A. is the Parent of Consolidated Tax Group 02/01/B, which includes another company that pays income tax under the Vizcaya Corporation Tax regulations.

Also, the consolidated financial statements include, through proportional consolidation, all the corporation tax items of the Gas Natural Group. This Group is also taxed for corporation tax purposes under the special consolidated tax regime in Consolidated Tax Group 59/93, of which Gas Natural SDG, S.A. is the Parent. The main companies of this Tax Group, in terms of volume of business, were as follows: Gas Natural SDG, S.A., Gas Natural Castilla Léon, S.A., Gas Natural Distribución SDG, S.A, Gas Comercial Comercializadora, S.A. and Gas Natural Aprovisionamientos, S.A.

Lastly, the other companies resident in Spain and not included in either of the aforementioned Tax Groups file individual corporation tax returns.

The Spanish companies, whether they pay tax on an individual or consolidated basis, apply the standard rate of 30%, with the exception of Repsol Investigaciones Petrolíferas, S.A., which is taxed individually at a rate of 35% under the Special Oil and Gas Regime, and Petróleos del Norte, S.A., which pays tax at 28% under the Vizcaya Corporation Tax regulations.

b. In Argentina

The Group companies resident in Argentina file individual tax returns at a rate of 35%.

Also, they calculate the Presumed minimum income tax by applying the current tax rate of 1% of the computable assets at the balance sheet date, which may supplement the regular income tax. The tax obligation for each year will coincide with the higher of the two taxes.

71

CONSOLIDATED ANNUAL ACCOUNTS

However, if the Presumed minimum income tax exceeds the regular income tax, this excess can be computed as a prepayment of the amount by which the regular income tax exceeds the Presumed minimum income tax in the following ten years.

c. In the other countries

The other Group companies are taxed in each of the countries in which they operate by applying the prevailing income tax rate to their profit or loss for the year. In addition, presumed minimum income taxes supplementing the regular income tax are recognised in certain countries.

Also, it should be noted that the Group companies resident in Spain and Argentina that carry on a portion of their business activities in other countries are subject to the income tax in force in those countries on the portion of their profit or loss obtained there. This is the case of the branches of the Spanish companies that carry on oil and gas exploration and production activities in other companies (such as Libya, Algeria, Peru or Ecuador).

The (nominal) income tax rates applicable in the main jurisdictions where the Group operates are as follows:

- Libya: 65%
- Algeria: 38% plus the Tax on Extraordinary Income (TPE)
- Trinidad and Tobago: 35%, 55% y 57.25%
- United States: 35%
- Brazil: 34%
- Ecuador: 25%
- Peru: 30%
- Bolivia: 25%
- Venezuela: 34% y 50%
- The Netherlands: 25.5%
- Portugal: 26.5%

Income tax expense for accounting purposes

The detail of the income tax expense for accounting purposes in 2008 and 2007, calculated on the basis of the criteria indicated in Note 3, is as follows:

Millions of Euros

	2008			
	Spanish Companies	Argentine Companies	Other Companies	TOTAL
ACCOUNTING PROFIT BEFORE TAX	**2,554**	**1,239**	**918**	**4,711**
Adjustment to accounting profit:				
Non-temporary differences	1,600	280	(17)	1,863
Temporary differences	(829)	(45)	(53)	(927)
Taxable profit	3,325	1,474	848	5,647
Tax charge	994	516	476	1,986
Tax credits	(996)	–	–	(996)
Current tax payable	(2)	516	476	990
Ajustments to current tax and foreign taxes	751	10	128	889
TOTAL CURRENT INCOME TAX EXPENSE	**749**	**526**	**604**	**1,879**
Deferred tax for the year	(89)	39	49	(1)
Other adjustments to the income tax expense	209	(23)	(124)	62
TOTAL DEFERRED TAX EXPENSE	**120**	**16**	**(75)**	**61**
TOTAL INCOME TAX EXPENSE	**869**	**542**	**529**	**1,940**

72

REPORT

Millions of Euros

	2007			
	Spanish Companies	Argentine Companies	Other Companies	TOTAL
ACCOUNTING PROFIT BEFORE TAX	**3,118**	**1,289**	**1,177**	**5,584**
Adjustment to accounting profit:				
Non-temporary differences	(1,050)	99	(68)	(1,019)
Temporary differences	204	575	(219)	560
Taxable profit	2,272	1,963	890	5,125
Tax charge	714	687	476	1,877
Tax credits	(299)	–	(1)	(300)
Current tax payable	415	687	475	1,577
Ajustments to current tax and foreign taxes	1.001	(18)	29	1,012
TOTAL CURRENT INCOME TAX EXPENSE	**1,416**	**669**	**504**	**2,589**
Deferred tax for the year	(67)	(201)	(5)	(273)
Other adjustments to the income tax expense	66	19	(63)	22
TOTAL DEFERRED TAX EXPENSE	**(1)**	**(182)**	**(68)**	**(251)**
TOTAL INCOME TAX EXPENSE	**1,415**	**487**	**436**	**2,338**

The detail of the deferred tax assets and liabilities recognised in the consolidated balance sheet is as follows:

Millions of Euros

	2008	2007	Variation
DEFERRED TAX ASSETS:			
Provisions for doubtful accounts	37	34	3
Provisions for staff costs	44	58	(14)
Provision for contingencies	167	146	21
Other provisions	326	254	72
Tax assets	486	194	292
Other deferred tax assets	403	334	69
	1,463	**1,020**	**443**
DEFERRED TAX LIABILITIES:			
Tax incentives	(49)	(25)	(24)
Deferred gains	(61)	(139)	78
Difference in amortisation/depreciation	(679)	(620)	(59)
Functional currency	(704)	(548)	(156)
Goodwill acquired in business combinations allocated to assets	(788)	(890)	102
Other deferred tax liabilities	(273)	(251)	(22)
	(2,554)	**(2,473)**	**(81)**

73

CONSOLIDATED ANNUAL ACCOUNTS

The Group did not recognised deferred tax assets in the amount of EUR 415 million and EUR 472 million in 2008 and 2007, respectively, corresponding mainly to tax losses carried forward and unused deductions, as these did not fulfill the criteria for registration in accordance with IFRS.

In 2008, the Group has not recorded deferred tax liabilities in the amount of EUR 91 million, as it corresponds to taxable temporary differences related to investments in subsidiaries, branches and associated companies that meet the requirements established in IFRS to apply the recognition exception.

Other tax-related disclosures

Deductions taken in 2008 amount to EUR 996 million, arising mainly from the mechanics to avoid double taxation, both domestically and internationally, and to a lesser degree, from investments made.

Judicial and administrative decisions have been taken both in this period and in previous periods, leading to tax consequences contrary to the Group’s expectations.

Repsol YPF considers that it has acted lawfully in these matters at all times and that its actions are based on reasonable interpretations of the applicable legislation and, therefore, it has filed the appropriate appeals to defend its interests and those of its shareholders.

However, in view of the uncertainty concerning the materialisation of the existing tax contingencies, at year-end the Group had recognised provisions under “Other Provisions” (see Note 20) that were considered adequate to cover those tax contingencies. The amount recorded in the balance sheet at 31 December 2008 and 2007 for this item amounted to EUR 520 million and EUR 524 million respectively. Such provision relates to the vast number of actions, none of which, individually, represents a significant percentage of such provision.

26 Joint ventures

The main joint ventures owned by the Group at 31 December 2008 in the detailed Appendix I are the following:

Company % of Ownership

Atlantic LNG 2/3 Company of Trinidad & Tobago 25.00%

Bahía de Bizkaia Electricidad, S.L. 25.00%

Bahía de Bizkaia Gas, S.L. 25.00%

BPRY Caribbean Ventures LLC 30.00%

Compañía Mega 38.00%

Empresas Lipigas, S.A. 45.00%

YPFB Andina, S.A. (formerly Empresa Petrolera Andina) 48.92%

Grupo Gas Natural SDG, S.A. 30.85%

Petroquiriquire, S.A. 40.00%

Pluspetrol Energy, S.A. 45.00%

Profertil, S.A. 50.00%

Quiriquire Gas, S.A. 60.00%

Refinería del Norte, S.A. (Refinor) 50.00%

Repsol Gas Natural LNG, S.L. 50.00%

Repsol Occidental Corporation 25.00%

The detail of the amounts included under the main headings in the consolidated financial statements as a result of the proportionate consolidation of the joint ventures at 31 December 2008 and 2007, is as follows:

REPORT

Millions of Euros

2008 2007

Current Assets 2,482 2,079

Non-Current Assets 6,047 5,557

Current Liabilities 2,376 2,253

Non-Current Liabilities 3,305 2,724

Income 7,659 6,883

Expenses (6,674) (6,046)

Also, at 31 December 2008 and 2007, the Group had interests in the jointly controlled assets and operations indicated in Appendix II, as a result of which it obtains income and incurs expenses on the basis of its percentage of ownership.

27 Income and expenses from continuing operations

The detail of income and expenses from operations in the periods 2008 and 2007 is as follows:

Millions of Euros

REVENUE 2008 2007

Sales 57,740 52,098

Services rendered and other income 1,892 1,767

Change in inventories of finished goods and work in progress inventories (274) 387

Income from reversal of impairment losses (1) 57 150

Gains on disposal of non-current assets (2) 126 694

Allocation of subsidies on non-financial assets and other subsidies 18 13

Other operating income 1,416 814

60,975 55,923

Millions of Euros

EXPENSES 2008 2007

Procurements (40,101) (36,699)

Changes in inventories (760) 405

Personnel expenses (2,016) (1,855)

Taxes other than income tax (2,501) (1,915)

Outside services (3) (5,204) (4,932)

Transport and freight costs (1,198) (1,140)

Depreciation and amortisation charge (3) (3,091) (3,141)

Impairment losses recognised (1) (107) (220)

Losses on disposal of non-current assets (28) (25)

Other operating expense (886) (593)

(55,892) (50,115)

(1) See Note 12.

(2) In 2007 relating mainly to the gains described in the following paragraph and to the profits of the sale of 10% stake of CLH (EUR 315 million).

(3) Exploration costs totaled EUR 571 million and EUR 592 million in 2008 and 2007, respectively, recorded as amortization and external services.

CONSOLIDATED ANNUAL ACCOUNTS

On 30 July 2007 Repsol YPF, S.A. entered into an agreement whereby it sold to Caja Madrid the lot where an office building is under construction in Madrid, as well as the finished works on it, for EUR 815 million. In the same agreement Repsol YPF, S.A. undertook to continue the promotion and development of the pending construction works, with the aim of completing the cited office building. Because of the sale of the lot there was a surplus of EUR 211 million recorded under the item “Gains on disposal of non-current assets”.

28 Finance income and costs

The detail of the finance income and costs recognised in 2008 and 2007 is as follows:

Millions of Euros

2008 2007

Interest income 228 168

Borrowing costs (521) (470)

Expenses relating to preference shares (209) (191)

Financing interest (Note 7) 67 95

Update of provisions (144) (144)

Net exchange differences 212 266

Dividend income 17 5

Revenues / (expenses) due to valuation of derivatives and other financial assets at fair value (see Note 38) (19) 68

Other income/(expenses) (3) (21)

(372) (224)

29 Segment reporting

In 2007, the Board of Directors approved a new structure intended to support the company’s growth projects, as well as to establish the basis for future developments. The main lines of this structure are as follows:

Three integrated strategic businesses:

Upstream, corresponding to the exploration and the development operations of crude oil and natural gas reserves, except in YPF;

LNG corresponding to the Liquid Natural Gas business, except in YPF; and

Downstream, corresponding to refining, sales activities for oil products, chemicals and LPG, except in YPF.

Two participations in strategic companies:

YPF, which includes the operations of YPF, S.A. and its group companies in all the businesses mentioned above; and

Gas Natural SDG, corresponding to the sales activities for natural gas and power generation.

REPORT

As a result of this change, the segment information of the Repsol YPF Group starting on 1 January 2008, were published according to this new organization. To facilitate a comparison of change in such financial information with the data corresponding to 2007 these are presented using the same criteria as the data corresponding to 2008.

All financial and business-related information prior to 1 January 2008 was published according to the segment structure previously in effect, given the fact that the new organizational structure and related information systems were not completely developed at that time.

The detail of the main aggregates in Repsol YPF's income statement on the basis of this new classification is as follows:

OPERATING REVENUE — Millions of Euros

	Operating revenue external		Operating revenue inter-segment		Total operating revenue	
SEGMENTS	**31/12/2008**	**31/12/2007**	**31/12/2008**	**31/12/2007**	**31/12/2008**	**31/12/2007**
Upstream	3,515	3,433	1,399	1,041	4,914	4,474
LNG	1,296	730	248	193	1,544	923
Downstream	42,169	40,420	278	378	42,447	40,798
YPF	9,609	8,037	473	599	10,082	8,636
Gas Natural SDG	4,070	3,057	140	97	4,210	3,154
Corporation	316	246	423	361	739	607
(-) Inter-segment adjustments and eliminations of operating income	–	–	(2,961)	(2,669)	(2,961)	(2,669)
TOTAL	**60,975**	**55,923**			**60,975**	**55,923**

OPERATING RESULTS — Millions of Euros

SEGMENTS	**31/12/2008**	**31/12/2007**
Upstream	2,258	1,882
LNG	125	107
Downstream	1,111	2,204
YPF	1,159	1,228
Gas Natural SDG	555	516
Corporation	(125)	(129)
TOTAL OPERATING RESULTS PERTAINING TO THE REPORTED SEGMENTS	**5,083**	**5,808**
(+/-) Results not assigned (Financial result)	(372)	(224)
(+/-) Other results (Results of companies accounted for using the equity method)	66	109
Income tax and/or results of interrupted operations	(1,940)	(2,338)
CONSOLIDATED NET INCOME FOR THE YEAR	**2,837**	**3,355**

77

CONSOLIDATED ANNUAL ACCOUNTS

The detail of other significant aggregates relating to each activity at 31 December 2008 and 2007 is as follows:

2008 — Millions of Euros

	Upstream	LNG	Downstream	YPF	Gas Natural	Corporate and Adjustments	TOTAL
Total assets (1)	8,801	1,837	14,151	11,762	5,804	7,074	**49,429**
Investments accounted for using the equity method	49	349	78	36	13	–	**525**
Operating liabilities (2)	2,146	772	5,272	3,005	1,824	193	**13,212**
Depreciation and amortisation charge	(650)	(48)	(653)	(1,465)	(224)	(51)	**(3,091)**
Net impairment losses recognised	42	–	(92)	–	–	–	**(50)**
Other non-monetary income/(expense) (3)	(1)	–	62	(179)	(69)	153	**(34)**
Investments	1,184	242	1,534	1,508	894	224	**5,586**
Results of companies accounted for using the equity method	(31)	62	27	6	2	–	**66**

2007 — Millions of Euros

	Upstream	LNG	Downstream	YPF	Gas Natural	Corporate and Adjustments	TOTAL
Total assets (1)	8,475	1,544	15,441	10,998	4,745	5,961	**47,164**
Investments accounted for using the equity method	141	251	96	37	12	–	**537**
Operating liabilities (2)	1,997	1,041	6,475	2,185	1,273	262	**13,233**
Depreciation and amortisation charge	(756)	(50)	(703)	(1,397)	(193)	(42)	**(3,141)**
Net impairment losses recognised	(5)	–	(36)	(29)	–	–	**(70)**
Other non-monetary income/(expense) (3)	11	12	112	(310)	(28)	(21)	**(224)**
Investments	1,439	387	936	1,374	651	586	**5,373**
Results of companies accounted for using the equity method	(13)	58	63	(1)	2	–	**109**

(1) Includes investments accounted for using the equity method.

(2) Includes "Subsidies", "Current and non-current provisions", "Other non-current liabilities", "Liabilities linked to non-current assets available for sale" and "Suppliers and other creditors" lines in the consolidated balance sheet.

(3) Includes those income/(expenses) that do not entail cash outflows other than changes in depreciation/amortisation or net impairment losses.

78

REPORT

The detail of the main aggregates by geographical area is as follows:

Millions of Euros

	Operating income		Investments		Assets	
	2008	2007	2008	2007	2008	2007
Upstream	**2,258**	**1,882**	**1,184**	**1,439**	**8,801**	**8,475**
North America and Brazil	40	(25)	478	610	3,067	2,642
North Africa	1,202	1,234	376	199	1,388	978
Rest of the world	1,016	673	330	630	4,345	4,855
LNG	**125**	**107**	**242**	**387**	**1,837**	**1,544**
Downstream	**1,111**	**2,204**	**1,534**	**936**	**14,151**	**15,441**
Europe	1.127	1,995	1,469	844	12,035	13,521
Rest of the world	(16)	209	65	92	2,116	1,920
YPF	**1,159**	**1,228**	**1,508**	**1,374**	**11,762**	**10,998**
Gas Natural SDG	**555**	**516**	**894**	**651**	**5,804**	**4,745**
Corporate, others and adjustments	**(125)**	**(129)**	**224**	**586**	**7,074**	**5,961**
TOTAL	**5,083**	**5,808**	**5,586**	**5,373**	**49,429**	**47,164**

In addition, the distribution of net amount of turnover (comprising "Sales" and "Service rendered and other income" line items in the attached consolidated income statements), by geographic area is as follows:

Millions of Euros

Geographic Area	31/12/2008	31/12/2007
Internal Market	28,594	25,856
Exports	31,038	28,009
a. European Union	6,170	6,172
b. O.E.C.D. Countries	4,654	3,493
c. Other Countries	20,214	18,344
TOTAL	**59,632**	**53,865**

79

CONSOLIDATED ANNUAL ACCOUNTS

30 Business combinations and changes in composition of the group

Repsol YPF prepared its consolidated financial statements to include its investments in all its subsidiaries, affiliated companies and joint ventures. Appendix I of the consolidated financial statements at 31 December 2008 details the subsidiaries, affiliated companies and joint ventures, held directly or indirectly by Repsol YPF, S.A., which were included in the scope of consolidation at that date.

The principal changes in the scope of consolidation that have taken place in 2008 are detailed below:

2008	NET COST OF THE COMBINATION					Thousands of Euros
Name of the entity (and line of business) acquired or merged	Category	Effective date of the operation	Amount (net) paid in the acquisition + other costs directly attributable to the combination	Fair value of the net equity instruments issued to acquired the entity	% of voting rights acquired	% of voting rights in the entity after the acquisition
Biogas Doña Juana, S.A. E.S.P (1)	Inclusion in the scope of consolidation	05/02/2008	176	–	15.36	15.36
Administración y Servicios Ecap, S.A. de C.V. (1)	Inclusion in the scope of consolidation	14/03/2008	1	–	30.85	30.85
Dawn Energy, Produçao de Energia Unipessoal LDA. (1)	Acquisition	04/04/2008	2	–	30.85	30.85
Cetraro Distribuzione Gas S.R.L.(1)	Inclusion in the scope of consolidation	28/04/2008	19	–	18.51	18.51
O Novo Aquilón, S.L. (1)	Acquisition	06/06/2008	1	–	18.51	18.51
Parques Eólicos 2008-2012, S.L.(1)	Acquisition	17/06/2008	1	–	16.66	16.66
Oficina de Cambios de Suministrador, S.A. (1)	Acquisition	20/06/2008	4	–	6.17	6.17
Sociedad de Tratamiento La Andaya, S.A. (1)	Increase in share capital	09/07/2008	157	–	4.63	18.51
Sociedad de Tratamiento Hornillos, S.L. (1)	Increase in share capital	09/07/2008	136	–	4.32	29.00
Portal del Instalador (1)	Increase in share capital	Julio 2008	40	–	3.08	26.22
Pitta Construzioni S.P.A. (1)	Acquisition	03/07/2008	4,604	–	30.85	30.85
Gas Natural Servicios, LTD. (1)	Inclusion in the scope of consolidation	09/06/2008	99	–	30.85	30.85
Repsol Biocarburantes Tarragona, S.A.	Inclusion in the scope of consolidation	19/02/2008	500	–	99.97	99.97
Repsol Biocarburantes Cartagena, S.A.	Inclusion in the scope of consolidation	19/02/2008	500	–	99.97	99.97

(1) Companies acquired through Gas Natural Group, in which Repsol YPF holds 30.847%. The amounts and percentages correspond to 30.847% of those acquired by Gas Natural Group.

On 3 July 2008, the Group acquired through Gas Natural, a 100% of the equity capital of Pitta Construzioni, S.p.A., in Italy. If the Group had consolidated the acquired business in the financial statements of the Repsol YPF Group as of 1 January 2008, its contribution to the operating revenue would have been amounted to EUR 1 million, while its contribution to the operating income would have not been material. The cost of this acquisition amounted to EUR 8 million, and a goodwill of approximately EUR 1 million was recognised, attributable to the high profitability and synergies expected to arise from Gas Natural operations.

The main business combinations that took place in 2007 are as follows:

80

REPORT

In December 2007 the Group had acquired the 100%, through Gas Natural, of the equity capital of the Group Generación México (mainly consisting in the following companies: Controladora del Golfo S.A. de C.V., Central Anahuac S.A. de C.V., Central Saltillo S.A. de C.V., Central Lomas del Real S.A. de C.V., Central Vallehermoso S.A. de C.V., Electricidad Águila de Altamira S.A. de C.V., Gasoducto del Río S.A. de C.V. and Compañía Mexicana de Gerencia y Operación S.A. de C.V.), engaged in the electric combined cycle-generation. The cost of these acquisitions had amounted to EUR 311 million, and goodwill relating to the business combination was EUR 26 million.

In 2007 there was no consolidated result due to this transaction as the acquisition took place in December. If the Group had consolidated the acquired business in the financial statements of the Repsol YPF Group as of 1 January 2007, its contribution to the operating revenues and net result would have amounted to EUR 193 million and EUR 9 million, respectively.

The detail of the assets, liabilities and contingent liabilities acquired, classified on the basis of the main consolidated balance sheet headings at the date of acquisition is as follows:

		Millions of Euros
	Carrying Amount	**Fair Value**
Tangible assets	249	318
Deferred tax assets	6	7
Other non-current assets	13	13
Trade and other receivables	34	34
Other current financial assets	1	1
Cash and cash equivalents	21	21
TOTAL ASSETS	**324**	**394**
Deferred tax liabilities	18	37
Non-current financial liabilities	4	4
Other non-current liabilities	37	37
Trade debts and other accounts payable	30	31
TOTAL LIABILITIES	**89**	**109**
TOTAL NET ASSETS	**235**	**285**
GOODWILL		**26**
TOTAL INVESTMENT		**311**

In June 2007, Repsol acquired, through Gas Natural, a 28% participation in the share capital of Inversas, S.A., Gas Natural Argentina SDG, S.A., Natural Energy S.A. and Natural Servicios S.A., at a purchase price of EUR 13 million. The goodwill acquired amounted to EUR 9 million.

In December 2007, the Group fully incorporated, through Gas Natural, the 30.8% of the share capital of the Group ITAL.ME.CO, an Italian group dedicated principally to the distributions and commercialisation of gas, which operates in four regions in the centre and the south of Italy. The cost of this acquisition amounted to EUR 8 million and no goodwill was registered from the operation.

81

CONSOLIDATED ANNUAL ACCOUNTS

31 Divestments

The following table provides a breakdown of divestments recorded in 2008 and 2007:

	2008	2007
	Millions of Euros	
Group companies, associated companies and business units	920	522
Tangible and intangible assets, and investment properties	102	548
Other financial assets	23	209
TOTAL INVESTMENT DISPOSALS	1,045	1,279

Group companies, associated companies and business units

Sales of equity in Group companies and associated companies in 2008 were as follows:

Millions of Euros

Name of the entity (or line of business) sold, divested or eliminated	Category	Effective date of the operation	% of voting rights sold or eliminated	% of total voting rights in the entity after the transaction	Income / (Loss) generated
YPF, S.A. (1)	Subsidiary	21/2/2008	15.00%	84.14%	86
		1/11/2008	0.10%	84.04%	2
Empresa Petrolera Andina, S.A. (1)	Joint venture	5/5/2008	1.08%	48.92%	(4)
Repsol Bronderslev (1)	Subsidiary	29/2/2008	100%	–	1
Repsol Polivar SPA (1) (2)	Subsidiary	29/2/2008	100%	–	–
Operadora de Postos de serviços, LTD (1)	Subsidiary	2/5/2008	100%	–	2
West Siberian Resources (3)	Other	1/4/2008	6%	4%	–
Repsol YPF, Comercial del Ecuador (1)	Subsidiary	1/9/2008	100%	–	–
Repsol YPF, Gas Bolivia (1)	Subsidiary	28/11/2008	50.91%	–	–
Refinería de Petróleos Manguinhos S.A. (1)	Joint venture	16/12/2008	31.13%	–	–
Repsol YPF, Distribuidora S.A. (1)	Subsidiary	19/12/2008	100%	–	14

(1) Sale of the percentages indicated

(2) Company100% held by Repsol Bronderslev.

(3) Dilution of the percentage interest after the capital increase undertaken by the company. This company had been reclassified into financial investments.

On 21 February 2008, Repsol YPF sold a 14.9% of the capital stock of YPF, S.A. to Petersen Energía in the amount of US$ 2,235 million, arranging a loan for the buyer in the amount of US$ 1,015 million. Collections related to this transaction amounted to US$ 1,220 million (EUR 827 million). In addition, in November 2008, Petersen Energía exercised an option to buy an additional 0.10%, in the amount of US$ 13 million (EUR 10 million). These sales led to a a consolidated profit before taxes of EUR 88 million, recorded under the line "Income from reversal of impairment losses and gain on disposal of non-current assets" of the attached consolidated income statement. The main effects of this transaction in the Group's consolidated balance sheet were a EUR 987 million increase in "Minority interest", and a EUR 292 million decrease in goodwill.

According to the terms of the sale agreement itself, Petersen Energía has an option to buy an additional 10% of YPF stock. At 31 December 2008, the Group holds 84.04% of YPF shares.

On 30 April 2008, Repsol YPF and YPFB entered into an agreement for the transfer of 1.08% of Empresa Petrolera Andina, S.A. shares in the amount of EUR 4 million. This agreement took full force on 5 May 2008 through the registry of the corresponding public document. The loss arising from this transaction, recorded under the "Impairment losses recognised and loses on disposal of non current assets" line in the attached consolidated income statements amounted to EUR 4 million. The percentage of the Group's interest in the company after the transfer of shares is 48.92%.

82

REPORT

As of 1 May 2008, according to the new capital structure and the management agreements of Empresa Petrolera Andina S.A. (now YPFB Andina, S.A.), it is consolidated using the proportional integration method. The main effects on the Group’s consolidated financial statements at that date, as a result of this change in the consolidation method used, have been a EUR 431 million, EUR 259 million and EUR 164 million reduction in assets, minority interest and liabilities, respectively.

In September 2008, Repsol YPF sold to Primax the service stations, and lubricant and aviation activities in Ecuador managed by Repsol YPF Comercial de Ecuador, S.A. and Combustibles Industriales Oiltrader, S.A. for an amount of EUR 32 million.

On 16 December 2008, the Group sold its interest in Refinaria de Petroleos de Manguinhos. The result of the sale was below EUR 1 million.

On 19 December 2008, Repsol YPF sold to the Brazilian group, AleSat Combustíveis, its fuel commercialization activities in Brazil, managed through Repsol YPF Distribuidora, consisting of a network of 327 service stations, as well as the commercial and logistic infrastructure and other complementary businesses, in the amount of EUR 17 million. The result generated by this operation amounts to EUR 14 million, recorded under “Income from reversal of impairment losses and gain on disposal of non-current assets” in the accompanying consolidated income statement. Following is a breakdown of net assets disposed of as a result of this sale:

ITEM Millions of Euros

Non-current assets 22

Current assets 47

Non-current liabilities (9)

Current liabilities (57)

TOTAL NET ASSETS 3

In 2007, Repsol YPF sold a 10% stake in Compañía Logística de Hidrocarburos (CLH), for an amount of EUR 353 million, generating a surplus of EUR 315 million.

Also in 2007 Repsol YPF Chile S.A. (before Repsol YPF Chile LTDA) sold its stake in Petróleos Transandinos YPF S.A. and in Operaciones y Servicios YPF Ltda, by an amount of EUR 145 million, generating a surplus of EUR 49 million. Net assets as of the date of the sale of the companies sold in Chile were the following:

ITEM Millions of Euros

Non-current assets 84

Current assets 34

Non-current liabilities (22)

TOTAL NET ASSETS 96

Other investment disposals

In 2008, there have been no other significant investment disposals.

In 2007, the main investment disposal corresponded to the sale of the lot where an office building is under construction in Madrid, generating a cash inflow of EUR 571 million (see Notes 27).

CONSOLIDATED ANNUAL ACCOUNTS

32 Medium- and long-term incentive plans

The company has implemented a loyalty building programs aimed at senior executives and other persons occupying positions of responsibility in the Group, consisting of medium/long-term incentives as part of their benefit package. The purpose of these programs are to strengthen the identification of executives and managers with shareholders’ interests, while at the same time facilitating the retention by the Group of key personnel in an increasingly competitive labour market.

The President of the Company is not a recipient of the incentives available to date, although in his current compensation package, the level of success of each program at expiration serves as reference to determine the multi-annual compensation corresponding to each period, which is credited in the following period.

At the end of the period there are in force the incentive plans 2005-2008, 2006-2009, 2007-2010 and 2008-2011, although it is important to point out that the first of the plans shown (2005-2008) has been closed, in accordance to its provisions, at 31 December 2008 and its recipients shall receive any corresponding variable retribution in the first quarter of 2009.

The four plans of this type in force (2005-2008, 2006-2009, 2007-2010 and 2008-2011 incentive plans), are independent of each other but their main characteristics are the same. All four are specific multi-annual remuneration plans covering the stated years. Each plan is tied to the Group attaining a series of strategic objectives. Fulfillment of the respective objectives entitles the beneficiaries of each plan to receive an amount of variable remuneration at medium term in the first quarter of the year following the last year of the plan. However, in each case, receipt of this incentive payment is tied to the beneficiary remaining in the Group’s employ until 31 December of the last year of the plan, except in the special cases envisaged in the terms and conditions of the related plan.

In all cases, the pluri-annual incentive payment, if received, will consist of an amount determined at the time the incentive is granted, to which a first variable coefficient will be applied on the basis of the extent to which the objectives set are achieved, which will be multiplied by a second variable coefficient tied to the beneficiary’s performance over the period covered by the plan.

None of these plans involves the delivery of shares or options and the incentive payments are not tied to the value of Repsol YPF shares.

Provisions of EUR 11 million and EUR 11 million were charged to income in 2008 and 2007, respectively, to meet the obligations arising from theses plans. At 31 December 2008 and 2007, the Group has recorded a provision of EUR 28 million and EUR 27 million, respectively, to meet the obligations of the aforementioned plans.

33 Information on related party transactions

Repsol YPF has undertakes transactions with related parties under general market conditions.

For the purposes of presenting this information, the following are considered to be related parties:

a. Major Shareholders: according to the most recent information available, the major shareholders in the company that are considered related parties of Repsol YPF are:

• Sacyr Vallehermoso, S.A. owns 20.01% of the share capital.

• Criteria Caixa Corp. S.A. (member of Caixa Group) holds, directly and indirectly, 14.31% of the share capital of Repsol YPF, S.A.

• Petróleos de México (Pemex) has an ownership interest of 4.806% through its subsidiaries Pemex International España, S.A. and various financial instruments (see Note 17.1).

b. Managers and Directors: includes members of the Board of Directors and of the Executive Committee.

REPORT

c. Group companies for the part not owned by the Group: includes transactions with Group companies or entities for the part not eliminated in the consolidation process (corresponding to the non-owned portion in the proportionately consolidated companies and transactions undertaken with companies accounted for using the equity method).

Income and expenses recorded during the year for transactions with related parties were as follows:

EXPENSE AND INCOME 31 DECEMBER 2008 — Millions of Euros

	Major shareholders	Managers and Directors	Group companies or entities	TOTAL
Financial expenses	6	–	1	7
Management or cooperation agreements	–	–	1	1
Operating leases	2	–	3	5
Receipts from services	8	–	366	374
Purchase of goods (finished or in progress)	2,109	–	5,056	7,165
Other expenses	14	–	6	20
TOTAL EXPENSES	**2,139**	**–**	**5,433**	**7,572**
Financial income (1)	10	–	30	40
Management or cooperation agreements	–	–	7	7
Provision of services	32	–	20	52
Sale of goods (finished or in progress)	466	–	1,650	2,116
Other income	5	–	47	52
TOTAL INCOME	**513**	**–**	**1,754**	**2,267**

OTHER TRANSACTIONS 31 DECEMBER 2008 — Millions of Euros

	Major shareholders	Managers and Directors	Group companies or entities	TOTAL
Purchase of tangible, intangible and other assets	9	–	–	**9**
Finance agreements: credits and capital contributions (lender) (1)	59	–	376	**435**
Finance agreements: credits and capital contributions (lessor) (2)	521	–	2	**523**
Guarantees given	12	–	74	**86**
Guarantees received	91	–	–	**91**
Commitments acquired (3)	(95)	–	40,493	**40,398**
Dividends and other profit distributed (4)	503	–	–	**503**
Other transactions (5)	1,686	–	2	**1,688**

(1) See Note 34 Information on the members of the Board of Directors and Management personnel. Amount is below EUR 1 million.

(2) Includes credit lines of EUR 488 million contracted with La Caixa.

(3) Corresponds to purchase commitments presently outstanding, net of sales commitments.

(4) Dividends distributed to Management and Directors amount to less than EUR 1 million.

(5) Includes short-term investments of EUR 520 million, exchange rate hedging transactions of EUR 216 million and interest rate hedging transaction of EUR 557 million contracted with La Caixa.

The transactions performed by Repsol YPF, S.A. with its Group companies, and by the Group companies among themselves, form part of the Company's ordinary business activities in terms of their purpose and conditions. Sales to related parties are performed in accordance with the policies described in Note 4.21

85

CONSOLIDATED ANNUAL ACCOUNTS

34 Information on the members of the board of directors and executives

34.1 Remuneration of directors

The contributions received by the members of the Board of Directors, as detailed under the paragraphs a, b and c of this note, amount to EUR 6.165 million, which means 0.22% of the net income attributed to the parent company

a. Due to membership of the Board

In accordance with Article 45 of the bylaws, the Company may pay remuneration equal to 1.5% of its net income to its Board members each year, but this amount can only be paid once the appropriations to the legal reserve and other obligatory appropriations have been made and a dividend of at least 4% has been declared.

Under the system established and approved by the Nomination and Compensation Committee, the amounts of the annual remuneration earned in 2008 and 2007 by virtue of membership of each of the Group's managing bodies are as follows:

Managing Body		Euros
	2008	2007
Board of Directors	172,287	165,661
Delegate Commitee	172,287	165,661
Audit and Control Committee	86,144	82,830
Strategy, Investment and Corporate Social Responsability Committee	43,072	41,415
Nomination and Compensation Commitee	43,072	41,415

The remuneration earned in 2008 by the members of the Board of Directors in their capacity as Board members in connection with the above-mentioned bylaw-stipulated directors' emoluments amounted to EUR 4.824 million, the detail being as follows:

REMUNERATION FOR MEMBERSHIP OF MANAGING BODIES						Euros
	Board	Stand C.	Audit C.	Appointments C.	Strategy C..	TOTAL
Antonio Brufau	172,287	172,287	–	–	–	**344,574**
Luis Suárez de Lezo	172,287	172,287	–	–	–	**344,574**
Antonio Hernández-Gil	172,287	172,287	–	43,072	–	**387,646**
Carmelo de las Morenas	172,287	–	86,144	–	–	**258,431**
Henri Philippe Reichstul	172,287	172,287	–	–	–	**344,574**
Paulina Beato	172,287	–	86,144	–	–	**258,431**
Javier Echenique	172,287	172,287	86,144	–	–	**430,718**
Artur Carulla	172,287	–	–	43,072	–	**215,359**
Luis del Rivero	172,287	172,287	–	–	–	**344,574**
Juan Abelló	172,287	–	–	–	43,072	**215,359**
Pemex Intern. España	172,287	172,287	–	–	43,072	**387,646**
José Manuel Loureda	172,287	–	–	–	43,072	**215,359**
Luis Carlos Croissier	172,287	–	–	–	43,072	**215,359**
Isidro Fainé	172,287	172,287	–	–	–	**344,574**
Juan María Nin	172,287	–	–	43,072	43,072	**258,431**
Ángel Durández	172,287	–	86,144	–	–	**258,431**

86

REPORT

Additionally, the following should be noted:

• The members of the Parent’s Board of Directors have not been granted any loans or advances by any Group company, jointly controlled entity or associate.

• No Group company, jointly controlled entity or associate has pension or life insurance obligations to any former or current member of the Parent’s Board of Directors, except in the case of the Executive Chairman, and of the General Counsel, who, as Executive Directors are subject to the commitments set forth in their respective service agreements, which consider defined contribution systems.

b. Due to the holding of executive posts and the discharge of executive duties

The annual monetary fixed and variable remuneration and in kind (housing and miscellanea) received in 2008 by the members of the Board of Directors who, during that period had employment relationships or had performed executive tasks at the Group, have amounted to a total EUR 4.013 million, of which EUR 2.691 was earned by Mr. Antonio Brufau and EUR 1.322 million by Mr. Luís Suárez de Lezo.

In addition, the multi-annual variable compensation paid to Mr. Antonio Brufau, determined on the basis of the level of success with respect to the objectives of the Medium-term Incentives Program for directors corresponding to the 2004-2007 period, totalled EUR 0.850 million. The multi-annual variable compensation paid to Mr. Luis Suárez de Lezo under the program totaled EUR 0.148 million.

These figures do not include the amounts reflected in the following paragraph e).

c. Due to membership to the Boards of Directors of subsidiaries

The remuneration earned in 2008 by the members of the Parent’s Board of Directors in their capacity as directors of other Group companies, jointly controlled entities and associates amounted to EUR 0.464 million, the detail being as follows:

Euros

YPF Gas Natural CLH TOTAL

Antonio Brufau 94,833 265,650 – 360,483

Luis Suárez de Lezo 67,914 – 36,481 104,395

d. Due to third-party liability insurance premiums

The Board members are covered by the same third-party liability insurance policy as that covering all the directors and executives of the Repsol YPF Group.

e. Due to life insurance and retirement policies, contributions to pension plans and long-service bonuses

The cost of the retirement, disability and death insurance policies and the contributions to pension plans and long-service bonuses including, if applicable, the related payments on account, incurred by the Company on behalf of the members of the Board of Directors with executive functions at the Group amounted to EUR 2.680 million in 2008. Of this amount, EUR 2.423 million correspond to Mr. Antonio Brufau and EUR 0.257 million to Mr. Luís Suárez de Lezo.

f. Incentives

With respect to the multi-annual variable contribution of the Members of the Board of Directors conducting executive duties, in 2008, the company recorded a reserve of EUR 0.866 million corresponding to Mr. Antonio Brufau and EUR 0.309 million corresponding to D. Luis Suárez de Lezo.

Director not holding executive positions at the Company have not been paid multi-annual variable compensation.

CONSOLIDATED ANNUAL ACCOUNTS

34.2 Indemnity payments to members of the Board of Directors

No director received any indemnity payment from Repsol YPF in 2008.

34.3 Transactions with directors

Following is a disclosure of the transactions performed with directors, as required by Law 26/2003, of 17 July, which amended Securities Market Law 24/1988, of 28 July, and the Limited Company Law, in order to reinforce the transparency of listed corporations.

Except for the remuneration earned, the dividends received from the shares held by them and, in the case of institutional outside directors, the transactions described in Note 33 (“Information on Related Party Transactions – Significant Shareholders”), the directors of Repsol YPF did not perform any material related-party transactions with the Company or Repsol YPF Group companies outside of ordinary business or under conditions other than market conditions.

Except as detailed in Appendix III, none of the directors have ownership interests or hold positions in companies engaging in an activity that is identical, similar or complementary to the activity constituting the company object of Repsol YPF, and none of them have performed, as independent professionals or as employees, activities that are identical, similar or complementary to the activity that constitutes the corporate purpose of Repsol YPF.

34.4 Remuneration of executives

a. Scope

The information included in this Note relates to the nine persons who have been members of the Executive Committee of the Group in 2008, excluding, unless stated otherwise, those who are also members of the Parent’s Board of Directors, since the information relating to them is disclosed in the paragraph 1).

b. Wages and salaries

Executives receive fixed and variable remuneration. The latter consists of an annual bonus calculated as a given percentage of the fixed remuneration earned on the basis of the degree to which certain targets are met and, where appropriate, the payment relating to the multi-annual incentive plan.

The total remuneration earned in 2008 by executives who form or formed part of the Executive Committee, during the period in which they belonged to the Committee, amounted to EUR12.288 million, the detail being as follows:

DESCRIPTION Millions of Euros

Salary 7,012

Attendance fees 0,480

Variable remuneration 4,284

Compensation in kind 0,512

c. Incentive plans

Regarding executives, in 2008 Repsol YPF recorded provisions of EUR 2.170 million in connection with the four incentive plans in force.

d. Executive welfare plan and long service bonus

The contributions made by the Group to its management personnel in both instruments amounted to EUR 1.925 million.

REPORT

e. Pension fund and insurance premiums

The contributions made by the Group in 2008 to the hybrid defined contribution plans for executives adapted to the Pension Plans and Funds Law (see Note 4.16) plus the life and accident insurance premiums paid totaled EUR 0.414 million (this amount is included in the disclosures reported in section b. above).

Executives are covered by the same civil liability insurance policy as that covering all the directors and executives of the Repsol YPF Group.

f. Advances and loans

At 31 December 2008, the Company had granted loans to its executives amounting to EUR 0.316 million, which earned average interest of 3.85%. All these loans were granted before 2003.

34.5 Indemnity payments to executives

In 2008, the Company's directors have received no such compensation.

34.6 Transactions with executives

Except for the information disclosed in sections 4 and 5 of this Note and the dividends pertaining to the shares of the Company held by them, the executives of Repsol YPF did not perform any material related-party transactions with the Company or Repsol YPF Group companies outside of ordinary business or under conditions other than market conditions.

In addition, the members of the Top Management have, in their respective contracts, the right to receive a compensation in the event of termination of relationship with the company, provided that the termination was not due to a breach of obligations of the Senior Management member, due to retirement, handicap or the employee's voluntary withdrawal not founded in some of the compensable assumptions gathered in the mentioned contracts.

Said remunerations shall be recognised as a provision for pensions and as a staff expense only when the termination of the relationship between the Senior Management member and the group is due to a qualifying ground. The Group has a collective insurance contracted which aims to guarantee the Remuneration of Top Management, including the General Counsel and Secretary of the Board of Directors.

35 Headcount

At 31 December 2008, the Group had 36,302 employees and the average headcount in 2008 was 37,371 employees. The total headcount at 2008 and 2007 year-end, by professional category, was as follows:

	Number of employees			
	2008		2007	
	Men	Women	Men	Women
Managers	317	35	292	25
Senior line personnel	1,985	422	2,024	385
Other line personnel	11,966	3,754	11,563	3,350
Clerical Staff	863	1,349	884	1,426
Manual workers, messengers,etc	11,675	3,936	12,825	3,926
	26,806	**9,496**	**27,588**	**9,112**

89

CONSOLIDATED ANNUAL ACCOUNTS

36 Operating leases

36.1 The Group as lessee

The expenses recognised as period operating lease costs at 31 December 2008 and 2007, amounted to EUR 471 million and EUR 339 million, respectively.

At 31 December 2008, the Group had the following long-term payment commitments under non-cancelable operating leases in which the Group is the lessee:

Millions of Euros

	2009	2010	2011	2012	2013	Subsequent years	TOTAL
Sea transport-time charter (1)	137	79	60	49	41	574	940
Leases (2)	155	138	128	89	83	214	807
	292	**217**	**188**	**138**	**124**	**788**	**1,747**

(1) Repsol YPF has chartered under "time charter" arrengements 22 ships (5 of them through the subsidiary Gas Natural SDG, S.A.) for the transportation of crude oil, oil products and liquefied natural gas, whose freights end along the period 2009 – 2012. The leasing amount to be paid by the petrol ships amounts to EUR 114 million in 2009. In addition, it includes the operational part of the freight policies in the financial leasing regime, by an amount of EUR 23 million.

(2) Relating mainly to leasing of petrol service stations amounting to EUR 214 million.

36.2 The Group as lessor

At 31 December 2008, the Group was entitled to receive the long-term commitments detailed below with respect to the lease agreements in which the Group is the lessor:

Millions of Euros

	2009	2010	2011	2012	2013	Subsequent years	TOTAL
Leases (1)	53	18	18	16	16	17	138
	53	**18**	**18**	**16**	**16**	**17**	**138**

(1) Relating mainly to optic fiber assets, amounting to EUR 52 million and to gas storage facilities, amounting to EUR 33 million.

37 Contingent liabilities and obligations

Guarantees

At 31 December 2008 the companies of the Repsol YPF Group have granted the following guarantees to third parties or to companies of the Group whose assets, liabilities and results are not incorporated to the consolidated financial statements (companies consolidated in the proportion not owned by the Group and companies consolidated under the equity method):

90

REPORT

- The Group provided guarantees for the financing activities of the Central Dock Sud, S.A. amounting to EUR 16 million.
- The Group provided guarantees for the financing activities of EniRepSa Gas Limited, in which the Group has 30%stake, amounting to EUR 4 million.
- The Group provided guarantees for the financing activities of Atlantic LNG Company of T&T, in which the Group has 20% Stake, amounting to EUR 32 million.
- The Group provided guarantees for its stake in Oleoducto de Crudos Pesados de Ecuador, S.A. (OCP) which covers construction. abandonment of construction, and the environmental risks related to this operation, up to, approximately, EUR 11 million together with the operative risks of approximately, EUR 11 million. The Group has pledged all its shares in OCP.
- The Group has provided guarantees for the financing activities of Petersen Group related to the acquisition of a YPF interest in the amount of EUR 74 million.

Contractual commitments

At 31 December 2008, the main long-term purchase, sale or investment commitments of the Repsol YPF Group were as follows

BUY — Millions of Euros

	2009	2010	2011	2012	2013	Subsequent years	Total
Purchase commitments	4,653	4,057	5,288	5,545	5,437	67,358	**92,338**
Crude oil and other	898	541	309	263	163	487	2,661
Natural Gas	3,755	3,516	4,979	5,282	5,274	66,871	89,677 (1)
Investment commitments	811	216	60	33	13	2,962	**4,095**
Transport/transmission commitments	286	374	399	402	360	5,869	7,690 (2)
Services	1,284	1,173	492	264	730	2,091	**6,034**
TOTAL	**7,034**	**5,820**	**6,239**	**6,244**	**6,540**	**78,280**	**110,157**

SELL — Millions of Euros

	2009	2010	2011	2012	2013	Subsequent years	Total
Sale commitments	7,534	4,445	4,389	4,730	5,043	47,500	**73,641**
Crude oil and other	4,399	1,620	1,599	1,456	1,326	7,856	18,256
Natural Gas	3,135	2,825	2,790	3,274	3,717	39,644	55,385 (3)
Transport/transmission commitments	20	20	21	21	21	92	**195**
Services	362	336	427	373	479	2,939	**4,916**
TOTAL	**7,916**	**4,801**	**4,837**	**5,124**	**5,543**	**50,531**	**78,752**

Note: The commitments detailed in the foregoing table are commercial agreements in which fixed total amounts are not stipulated. These commitments were quantified using Repsol YPF's best estimates.

(1) Mainly includes the corresponding portion of the Repsol YPF Group of the Gas Natural Group's long-term natural gas purchase commitments by an amount of EUR 24,689 million, and commitments of the Repsol YPF Group to purchase gas from Trinidad and Tobago amounting to EUR 16,486 million and in Peru for EUR 39,214 million

(2) This amount includes commitments for long-term transportation acquired by the Repsol YPF Group mainly in the U.S.A. amounting to EUR 2,783 million, in Canada amounting to EUR 1,181 million and in Argentina amounting to EUR 572 million. Additionally, it comprises EUR 1,876 million for the future delivery of 4 ships for LNG transportation in Peru.

This amount also includes EUR 568 million relating to the agreement executed by Repsol YPF Ecuador, S.A. on 30 January 2001, with Oleoducto de Crudos Pesados (OCP) Ecuador, S.A., owner of a heavy crude oil pipeline in Ecuador, pursuant to which it undertook to transport the quantity of 100,000 barrels/day of crude oil (36.5 million of barrels/year) for a 15 years term, from the date of the setting up, in September 2003, at a floating rate agreed under the contract.

(3) It includes mainly the gas natural sale commitments in Argentina by an amount of EUR 14,249 million, in Spain amounting to EUR 4,927 million, in México amounting to EUR 22,854 million, in Trinidad and Tobago for an amount of EUR 7,390 million and the corresponding portion to the Group Repsol YPF of the commitments of long-term natural gas sale of the Gas Natural Group amounting to EUR 3,693 million.

91

CONSOLIDATED ANNUAL ACCOUNTS

Contingencies

Company management considers that there are currently no lawsuits, disputes or criminal, civil or administrative proceedings involving the Company, the companies in its Group or anyone holding administrative or management posts (the latter, to the extent that they could involve the Company or its Group) which, given their amount, could have a material impact on the consolidated financial statements and/or the financial position or profitability of the Group.

The most relevant litigations (in addition to the matters mentioned in Note 25) affecting the Repsol YPF Group are as follows:

United States of America

In 1986, Occidental Petroleum Corporation (“Occidental”) acquired (Diamond Shamrock Chemical Company (“Chemicals”) from Diamond Shamrock Corporation (later called Maxus Energy Corporation), and the sale contemplated certain indemnity clauses that have affected Maxus Energy Corp. (a company later acquired by YPF, S.A. in 1995 before this was acquired by Repsol YPF. The company Tierra Solutions Inc. (Tierra), a subsidiary of the North American company YPF Holdings, has assumed the actions of Maxus in environmental matters.

The main litigation is as follows:

Rio Passaic/Bay of Newark, New Jersey: In December 2005, the Department of Environmental Protection and Energy (DEP) filed a lawsuit (New Jersey or The Passaic River Litigation) against YPF Holding Inc., Tierra, Maxus and other affiliates, as well as Occidental, for alleged pollution, with dioxides emitted by the old Chemicals plant in Newark, of the last seventeen-mile length of the Passaic River, Newark Bay, and other water and air currents nearby. The defendants have responded to said allegations; however, their defense arguing the lack of jurisprudence was disregarded in September 2008. During February 2009, a number of statements were filed in response to each party’s allegations. Also in February 2009, Maxus and Tierra have called to the process more than two hundred and fifty new parties as being responsible for the pollution in question.

Hudson County, New Jersey. Chemicals operated a chromium ore processing plant in Kearny, New Jersey, until 1972. According to the Department of Environmental Protection and Energy of New Jersey (“DEP”), waste from the processing of this mineral was used as fill material in various sites In May 2005, the DEP filed a complaint against Occidental and two other companies, requesting, among other matters, remediation of a number of sites polluted with ferrous chromate, and the recovery of costs incurred by the State. In this regard, an agreement was reached in the amount of 7.1 million dollars (EUR 5 million).

Dallas Occidental vs. Maxus litigation. In 2002, Occidental filed a lawsuit against Maxus and Tierra in the Dallas District Courts, in the State of Texas, seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of chemicals, including claims related to Agent Orange and vinyl chloride monomer (VCM), notwithstanding the fact that the said agreement contains a 12-year cut-off defense and indemnity obligation with respect to most litigation. The court ruled against Maxus. Maxus filed an appeal at the Court of Appeals and the Supreme Court of Texas; however, both appeals were overruled. This judgment requires Maxus to accept responsibility for various matters, for which it previously refuse indemnification since 1998 and accordingly it may result in additional cost in excess of the current provisions of YPF Holdings Inc. for matters of this nature. Notwithstanding the above, Maxus considers that its current provisions, as per the information available at the date of the consolidated financial statements are adequate to cover the costs in question.

In relation to the above, approximately 33 claims have been brought against Occidental by individuals who have allegedly suffered ill-effects from Agent Orange. In February 2008, the United States Second Circuit Court of Appeals dismissed these claims and although it is likely that these plaintiffs will appeal to the Supreme Court, YPF Holdings does not expect those appeals to be successful.

Claims have also been brought against Occidental claiming damages for exposure to vinyl chloride monomer (VCM), asbestos, and other chemical products, as well as alleged for environmental damage. Occidental has informed Maxus that in the aggregate, these claims should not exceed US$ 7 million (EUR 5 million).

REPORT

Argentina

Liabilities and contingencies assumed by the Argentine State. By virtue of the YPF Privatisation Law, the Argentine State took on certain obligations of YPF’s predecessor at 31 December 1990. In certain decisions relating to acts or events prior to 31 December 1990, YPF has been required to advance the payment of the amounts stipulated in certain court decisions. YPF is entitled to claim reimbursement of the amounts paid in accordance with the aforementioned indemnity payments. At 31 December 2008, the Argentine government had been or was being notified of all the claims received by YPF in connection with its predecessor.

Comisión Nacional de Defensa de la Competencia (CNDC)- Liquified Petroleum Gas Market. Resolution No. 189/99 from the former Department of Industry, Commerce and Mining of Argentina imposed on YPF a fine based on the interpretation that YPF had purportedly abused its dominant position in the bulk LPG market due to the existence of different prices between the exports of and LPG the sales to the domestic market from 1993 through 1997. The “Comisión Nacional de Defensa de la Competencia” has commenced an investigation in order to prove, among other things, whether the abuse of dominant position behavior already penalized for the period between 1993 and 1997, already settle, continued from October 1997 to March 1999. On 19 December 19 2003, the CNDC charged YPF with abuse of dominant market position during this period. In January 2004, YPF presented evidence for its defense, opposing, among other matters, the prescription defense, which was rejected by the CNDC and the object to the appeal filed by YPF. In August 2008, The Chamber of appeals rejected the argument presented by YPF. This decision was contested by YPF at the National Court of Cassation. Subsequently, YPF has filed appeals against said adverse resolutions.

Natural gas market. Within the export area, as a result of the Restrictions (see Note 2 “Market Regulation - Argentina”) during the years 2004, 2005, 2006, 2007 and 2008, YPF was forced to suspend, partially or totally, its deliveries of natural gas to export customers with which it had assumed firm commitments to deliver certain volumes of natural gas. YPF has challenged the Gas Export Rationalisation Programme and Use of transport capacity, as well as the Additional Permanent Injection and the Additional Injection Requirements as being arbitrary and illegitimate and has alleged, with the respective customers affected by the cuts, that the Restrictions constitute a fortuitous case or force majeure which relieves the Company of any responsibility and/or punishment derived from the lack of delivery of the contractually stipulated volumes.

A number of customers of YPF, including Innergy Soluciones Energéticas S.A., Electroandina S.A. y Empresa Eléctrica del Norte Grande S.A. have rejected by letter the assertion of a force majeure event, claiming for the payment of compensations and/or penalties for a breach of firm delivery commitments, and/or making a reservation for future claims on the same matter. In 2007, Innergy Soluciones Energéticas S.A. made a claim of US$ 88 million (EUR 63 million) against YPF, plus interest, reserving the right to increase this amount to accumulate additional penalties with respect to unmade deliveries. YPF has filed a counterclaim for expiration of the agreement. “Innergy” notified YPF of the onset of arbitration proceedings. YPF contested the arbitration proceedings and has filed a counterclaim, invoking the theory of unpredictability. In December 2008, Innergy filed a counterclaim pursuant to the resolution handed down by the Court (including those set out in the arbitration proceedings), which must be included in the final documents to be signed by the parties. On 9 February 2009, the parties deferred the arbitration to 13 March 2009.

In addition, Electroandina S.A. y Empresa Eléctrica del Norte Grande S.A have proceeded to settle the penalty for non delivery up to September 2007 in the amount of US$ 93 million (EUR 67 million). YPF has rejected the settlement. In addition, denying liability, Electroandina S.A. y Empresa Eléctrica del Norte Grande S.A have notified the formal commencement of a period of negotiations prior to the start of arbitration proceedings. Although the term has expired, to date, YPF has not received any notification of arbitration proceeding commenced by said companies.

In addition, AES Uruguaiana de Emprendimientos S.A. has also filed claims on the basis of non delivery and, in June 2008, and invoiced an amount of US$ 28 million (EUR 20 million) corresponding to penalties for non delivery of natural gas during the period from 16 September 2007 to 25 June 2008. YPF has rejected the invoiced amount and denied the liability claims. Subsequently, in June 2008, the amount of US$ 3 million (EUR 2 million) corresponding to the penalty for non delivery of natural gas during the period from 18 January 2006 to 1 December 2006 was claimed. YPF has rejected both settlements. In addition, AES Uruguaiana Emprendimientos S.A. notified YPF its intention of retain compliance with its obligations, arguing late payment and noncompliance on the part of YPF. YPF rejected the arguments presented by AES, considering them void of legal support.

CONSOLIDATED ANNUAL ACCOUNTS

Local Argentine Market, Central Puerto S.A. filed two claims against YPF with regard to the agreement for the supply of natural gas, with the parties having settled the claim in connection with the supply of natural to the plant of in Central Puerto Loma La Lata. Notwithstanding the above, Central Puerto S.A. has sent notice to YPF their decision to submit to arbitration in accordance with the rules set forth by the International Chamber of Commerce (ICC), the controversies arising out of the combined-cycle natural gas supply located in the Autonomous City of Buenos Aires. YPF has filed a counterclaim suit against the plaintiff in which it claims, among others, that the Court may terminate the contract or subsidiary that the Court proceeds to the contract restructuration. The counterclaim has been replied by Central Puerto in December 2007.

In February 2008 the Arbitration Tribunal held a hearing in which the “Acta de Misión” was subscribed and several questions have arisen about the amounts involved and being declared by Central Puerto, S.A. that it was unable to determine the amount of its claim until such time as the experts’ studies were concluded. YPF estimated US$ 11 million (EUR 8 million) to be the approximate sum payable in the counterclaim filed, plus interest and other costs, not withstanding the results of the experts’ studies.

Compañía Mega S.A has also brought a claim against YPF due to gas supply cuts under the related natural gas purchase and sale contract. YPF stated that deliveries to Mega for natural gas volumes related to the contract, were affected by the obstacles by the National Government.

La Plata refinery environmental disputes. Since 1999 and in connection with the refinery that YPF has in La Plata several claims have been brought requesting damages and losses for environmental pollution, damage compensation and damages both individual and collective (health, psychological damages, moral damages, property deterioration) all them arising from the alleged environmental pollution arising from the operation of the refinery, and requesting also the remediation of alleged environmental damage in the water channels to the west of the refinery, as well as demanding the specific performance by YPF of different works and installation of equipments, technology and execution of work necessary to stop any environmental damage. In 2006, the Company presented to the Department of Environmental Policy of Buenos Aires Province its plan to conduct a study of the nature of the risks associated with the aforementioned pollution. As indicated above, YPF is entitled to be held harmless by the Argentine State with respect to liabilities and contingencies existing prior to 1 January 1991.

Sales of Electricidad Argentina S.A. and Empresa Distribuidora y Comercializadora del Norte S.A. to EDF International S.A. (“EDF”). In July 2002, EDF initiated international arbitration proceedings against YPF, among others, subject to the Arbitration Regulation of the International Chamber of Commerce (CCI), claiming that in accordance with the 30 March 2001 agreement, entitling EDF to a review of the price, as a result of variations in the exchange rates of the Argentinean peso, that took place, according to EDF, prior to 31 December 2001. The 22 October 2007 arbitration decision estimated the claim made by EDF; however, accepting the counterclaim filed by YPF. In the event that the finding stands, the amount payable by YPF would amount to US$ 28 million dollars (EUR 21 million). Against this decision, YPF has filed an extraordinary appeal before the Federal Supreme Court and the Federal of Appeals in Commercial Matters, which, in April 2008, declared the appeal filed by YPF to have suspensive effect over the arbitration decision. However, EDF has filed action before the District Court of the State of Delaware, USA, with the intention to enforce the arbitration decision. In addition, YPF has received notification of the action filed by EDF in Paris.

Availability of foreign currency from exports. A dispute has arisen in relation to the fee availability of currencies in connection with the proceeds of exports realized by YPF during 2002 as a consequence of the currency exchange regime established by Decree 1606/2001 which, according to certain interpretations, this Decree impliedly repealed the special regime of free availability of currencies deriving from the export of hydrocarbons and its derivatives set forth in article 5 of Decree 1589/89. This latter established the free availability of the percentage of foreign currency generated from exports of freely available crude petroleum, natural gas and/or liquefied gases, established in the tenders and /or renegotiations or agreed in the corresponding contracts. In all cases the maximum percentage of freely available currency could not exceed 70% of each operation.

On 31 December 2002, Decree 2703/2002 came into force which confirmed the position, stipulating that producers of crude oil, natural gas and liquefied gases must deposit a minimum of 30% of the currencies deriving from the exportation of crude oil (or its derivatives), with the remaining 70% being freely available. The question of which regime applied in rela-

REPORT

tion to currencies deriving from exports realized by YPF in 2002 during the period between the coming into force of Decree 1.606/2001 and Decree N. 2703/2002 was left open, however.

In October 2007 the notice for the commencement of an administrative proceeding for an alleged delay in the repatriation of currencies and in the lack for the remaining 70% concerning certain hydrocarbon exports made in 2002 (for the period comprised in the publication of the mentioned Decrees).

CNDC investigation. In November 2003, within the framework of an official investigation pursuant to Article 29 of the Antitrust Act, the CNDC issued a request for explanations from a group of approximately 30 natural gas production companies, including YPF, with respect the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts; and gas imports from Bolivia, in particular (a) the old and expired contract signed between the then state-owned YPF and YPFB (the Bolivian state-owned oil company), under which, according to CNDC, YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. In January 2006, YPF received a notification of the CNDC ordering that preliminary proceedings be undertaken. In January 2007, the CNDC charged YPF together with eight other producers with violation of Law 25.156. YPF presented evidence for its defense. In June 2007 without acknowledging any conduct in violation of the Antitrust Act, YPF filed with the CNDC a commitment pursuant to Article 36 of the Act in which YPF committed not to include the challenged clauses in future sales contracts of natural gas and requested that the CNDC approve the commitment, suspend the investigation and dismiss the proceedings. In December 2007, the CNDC decided to take the matter to the Court of Appeals, in light of the recourse filed by YPF against rejection of its allegation of expiry of the statute of limitations.

Bulk LPG contract clauses. The CDNC has commenced proceedings to investigate YPF for the alleged use of a clause in LPG wholesale contracts that, according to CNDC, prevents buyers from reselling the product to third parties, thereby restricting competition. YPF has asserted that the contracts do not contain a prohibition against resale to third parties and has offered evidence in support of its position. In April 2007, YPF filed with the CDNC without acknowledging any conduct in violation of the Antitrust Act, a commitment pursuant to Article 36 of the Antitrust Act not to include such clauses in future LPG wholesale contracts and requesting that the CDNC to approve the commitment, suspend the investigation and terminate the proceedings. In November 2008, the Interior Commerce Secretary notified YPF of acceptance of the commitment made by YPF and ordered the suspension of the proceedings for a period of three years.

Noroeste basin reserves review. The effectiveness of natural gas export authorizations related to production in the Noroeste basin granted to YPF pursuant to Resolution SE Nos. 165/99, 576/99, 629/99 and 168/00, issued by the Secretariat of Energy, is subject to an analysis by the Secretariat of Energy to determine whether sufficient additional natural gas reserves have been discovered or developed by YPF in the Noreste basin. The result of this ongoing review is uncertain and may have an adverse impact upon the execution of the export gas sales agreements related to such export authorizations, and may imply significant costs and liabilities for YPF. The Company has submitted to the Secretariat of Energy documentation in order to allow for the continuation of the authorized exports in accordance with Resolutions SE No. 629/1999, 565/1999, and 576/1999 from the Noroeste basin. These export permits relate to the long-term natural gas export contracts with Gas Atacama Generación, Edelnor and Electroandina, involving volumes of 900,000 m3/day, 600,000 m3/day and 1,750,000 m3/day, respectively.

On August 11, 2006, YPF received Note SE No. 1009 (the “Note”) from the Secretariat of Energy, which reviewed the progress of reserves in the Ramos Area in the Noroeste basin, in relation to the export authorization granted by Resolution SE No. 167/97 (the “Export Authorization”). The Export Authorization concerns the long-term natural gas export contract between YPF and Gas Atacama Generación for a maximum daily volume of 530,000 m3/day. The Note stated that as a result of the decrease in natural gas reserves supporting the Export Authorization, the domestic market supply was at risk. The Note preventively provided that the maximum natural gas daily volumes authorized to be exported under the Export Authorization were to be reduced by 20%, affecting the export contract.

Patagonian Association of Landowners (ASSUPA) claims. In August 2003, ASSUPA filed suit against 18 concession holders of the operation and permit holders of the exploration of the Neuquén River Basin, including YPF, S.A. requesting that those companies be required to remedy the collective environmental damage allegedly done and to take the necessary mea-

CONSOLIDATED ANNUAL ACCOUNTS

sures to prevent future environmental damage. The amount claimed is US$ 548 million (EUR 394 million). YPF is contesting the suit and intends to present a summons to the Argentine State due to its obligation to hold YPF harmless with respect to events and claims prior to 1 January 1991. YPF has replied to the suit and has set forth elements of proof.

Dock Sud Environmental claims filled residence of the area against several respondents including YPF requesting individual damages to the health of the plaintiffs and environmental remediation in the area of Dock Sud as well as collective environmental damage to the Matanza and Riachuelo Rivers. This proceeding is being conducted at the Supreme Court. Another group of residents of the Dock Sud area has filed two other environmental claims, one of them already desisted with regard to YPF, requesting a number of companies based in that zone, including YPF, the Province of Buenos Aires and different municipalities, to provide remediation of and, subsidiary, compensation for the collective environmental damage done to Dock Sud and the particular patrimonial damage alleged to have been suffered. YPF is entitled to be held harmless by the Argentine State with respect to liabilities and contingencies caused prior to 1 January 1991.

By sentence dated 8 July 2008, the Supreme Court ruled that the Cuenca Authorities (Law 26.168) must oversee compliance with the program for environmental remediation in the basin, being the responsible entities for ensuring that said remediation is accomplished the Federal Government, the Province of Buenos Aires and the Autonomous City of Buenos Aires. Furthermore, it was decided that the Supreme Court would continue to determine the responsibilities for past conduct pertaining to the remediation of environmental damage.

In addition, citizens claiming to be residents living near Quilmes, in the province of Buenos Aires, have filed a lawsuit in which they have requested the remediation of environmental damages and the payment of 51 million of pesos as compensation for alleged personal damages, plus interest. The plaintiffs base their claim mainly on a fuel leak that occurred in 1988 in a poliduct running from La Plata to Dock Sud that was operated by YPF. The leaked fuel became perceptible in November 2002, resulting in remediation that is now being performed by YPF in the affected area, supervised by the environmental authority of the province of Buenos Aires. YPF has also notified the Argentine government that it will implead the government when YPF answers the complaint in order to request that it indemnify YPF against any liability and hold YPF harmless in connection with this lawsuit, as provided by Law No. 24,145. The Argentine government has denied any responsibility for holding YPF harmless in this case, and a lawsuit has been filed requesting the annulment of that decision.

Requirement for information on the possible assumptions of underinvestment concerning specific concessions in the province of Neuquén issued by Notes to the Secretary of Energy and Mining of said province, under summons to apply the caducity or prescription of the concessions. YPF believes that it has made the investments required by the investments and operation program for the areas in which it participates and operates. Subsequent to the YPF reply to the charge, by means of Resolution No. 178/08 issued by the Department of State for Natural Resources for the Province of Neuquén, the Province of Neuquén acknowledged that the investments reported for 2006 and 2007 correct the differences for the first period, and certify that YPF has complied with its obligations.

Note number 245/08 issued by the Under-Secretariat of Mining and Hydrocarbons for the Province of Río Negro. On 15 may 2008, YPF was notified via note 245/08, of Resolution 433/08 with reference to control of compliance with YPF obligations as a concessionaire of a number of hydrocarbon fields located in the Province of Río Negro. The Resolution claims that those exploitation concessions would be unattended and disinvested, with drops in production or no production and a high level of environmental compromise. In view of the foregoing, YPF is urged to reply to those claims. Said resolution has been contested in view of the fact that said administrative act denies YPF the right granted in Article 80 of the 17.319 Law, i.e. the right to rectify or correct alleged cases of noncompliance. Furthermore, the respective reply has been issued. On November 12, 2008, Resolution 1143/08 ordered commencement of the time allowed for producing evidence, and established different types of expert testing.

Ecuador

Petroecuador, the national oil company in Ecuador, has refused to abide by a binding decision against it, issued by a technical consultant, in accordance with the dispute solving mechanism established in the Participation Agreement in respect of Block 16 oil reserve. The dispute was related with inapplicability of an adjustment to the participation calculation due to a reduction in the SOTE transport fees. In order to avoid such decision to apply, the Ecuadorian authorities, specifically, the State General Comptroller, intervened by undertaking a special examination of Petroecuador, which affected the same items of the technical arbitration, and which has

REPORT

resulted in an administrative settlement or marginal note (Glosa No. 7279) by which Petroecuador claimed from Repsol YPF 2.5 million barrels. In February 2008, Petroecuador sent Repsol YPF an invoice for USD 191 million (EUR 130 million) in relation to this administrative settlement. Finally, on 20 August 2008, an agreement was reached and “Acta de Compensación de Cuentas” was signed by Petroecuador and Repsol YPF Ecuador S.A, whereby reciprocal outstanding credits and outstanding oil barrels debts of the Block 16 and of Campo Unificado Bogi-Capirón, were offset, including those pertaining to said Glosa No. 7279, thus putting an end to the controversy.

On 9 June 2008, the companies comprising the contracting consortium of the Block 16 (Repsol YPF Ecuador S.A., Murphy Ecuador Oil Co., CRS Resources (Ecuador) LDC, and Overseas Petroleum and Investment Corporation), in disagreement with application of the new tax on extraordinary profits, presented the CIADI with a request for international arbitration pursuant to the Participation Contract. The arbitration Board was established in early February 2009, and on 16 February, Repsol reiterated to that Board its request for precautionary measures. On 19 February 2009, Petroecuador filed a claim for the contracting consortium to cover the unpaid portion of the participation in extraordinary profits, prior to which, Repsol had requested CIADI to suspend the procedures as a preventive measure.

Algeria

Sonatrach has brought an international arbitration proceeding concerning the integrated Gassi Touil seeking validation for its decision to rescind the Gassi Touil project agreement entered into with Repsol YPF and Gas Natural and claiming damages. The arbitration Court has agreed on the terms of the provisional transfer of activities to Sonatrach, as requested by the three companies, attaching the respective economic consequences to the decision of the arbitration. Sonatrach, Repsol YPF and Gas Natural have filled their respective claims, with Sonatrach requesting compensation of approximately 800 million dollars, while Repsol YPF and Gas Natural claim approximately US$ 2,400 million (EUR 1,724 million). The final result of the procedure is not expected to have a significant negative effect on these consolidated financial statements.

European Union

Rubber markets: The European Commission launched an investigation into several markets related to tire manufacturing. Towards the end 2002, General Química S.A., Repsol YPF’s subsidiary which produces rubber chemicals and rubber additives, together with other companies in Europe and the United States, were investigated in the context of an antitrust investigation. This investigation resulted in a decision pursuant to which a EUR 3 million fine was imposed on General Quimica, S.A, holding Repsol Quimica, S.A. and Repsol YPF jointly and severally liable. An appeal was filed against that decision at the First Instance Court of the European Union, which in its 18 December 2008 sentence, overruled the appeal. Repsol YPF and Repsol Química will file an appeal for annulment of that decision.

Asphalts markets: Around the same date, Repsol YPF Lubricantes and Especialidades S.A. (“RYLESA”), Repsol YPF’s subsidiary engaged in producing asphalt and other products, was together with other companies, investigated by the European Union as part of an antitrust investigation. As a result of that investigation, the European Commission imposed a fine of EUR 80.5 million on RYLESA, also holding Repsol Petróleo and Repsol YPF jointly liable. That decision is also being appealed at the First Instance Court of the European Union. No resolution has been issued yet.

Paraffins: Likewise, the European Commission initiated administrative proceedings to penalize certain companies within the Repsol YPF group for certain alleged collusive practices in the paraffins market. On October 2008, a decision imposed a fine of EUR 19.8 million on such group companies. An appeal has been filed against that sanction at the First Instance Court of the European Union.

The Group Repsol YPF has other contingent liabilities related to the environmental obligations linked to its everyday activity (see Note 39).

The consolidated balance sheet at December 31, 2008 and 2007 shows EUR 468 million and EUR 586 million, respectively, under the non-current and current provision captions to cover risks in connection with those contingencies (this does not include the provisions for tax risks described in Note 25).

Concerning those contingencies, company management believes that the provisions recorded adequately cover the related risks.

CONSOLIDATED ANNUAL ACCOUNTS

38 Derivatives transactions

In 2008 the Repsol YPF Group arranged derivatives transactions to hedge the following situations:

1. Fair value hedges of assets and liabilities
2. Cash flow hedges
3. Hedges of net investments in foreign operations

In addition, the Repsol YPF Group performed other transactions with derivative instruments in 2008 and 2007 that do not qualify as accounting hedges.

The effect in the balance of derivative instruments is detailed at 31 December 2008 and 2007:

31 December 2008 — Millions of Euros

Classification	Non-current Assets	Current Assets	Non-current Liability	Current Liability	Fair Value
1. Hedge derivative instruments	**131**	**149**	**(285)**	**(15)**	**(20)**
1.1 Fair Value:	**65**	**8**	**–**	**(5)**	**68**
commodities prices	–	–	–	–	–
exchange rate	–	8	–	(2)	6
interest rate	64	–	–	–	64
exchange and interest rate	1	–	–	(3)	(2)
1.2 Cash Flow	–	14	(155)	(6)	**(147)**
commodities prices	–	5	–	(1)	4
exchange rate	–	5	–	(5)	–
interest rate	–	4	(155)	–	(151)
1.3 Net Investment	**66**	**127**	**(130)**	**(4)**	**59**
2. Other derivative instruments	**15**	**108**	**(34)**	**(54)**	**35**
TOTAL (1)	**146**	**257**	**(319)**	**(69)**	**15**

(1) Includes derivative instruments whose valuation with respect to interest rate amounts to a negative value of EUR 275 million.

31 December 2007 — Millions of Euros

Classification	Non-current Assets	Current Assets	Non-current Liability	Current Liability	Fair Value
1. Hedge derivative instruments	700	52	(11)	(24)	**717**
1.1 Fair Value:	**9**	**51**	–	–	**60**
commodities prices	–	49	–	–	49
exchange rate	–	–	–	–	–
interest rate	9	–	–	–	9
exchange and interest rate	–	2	–	–	2
1.2 Cash Flow	**14**	**1**	**(11)**	**(10)**	**(6)**
commodities prices	1	1	–	(7)	(5)
exchange rate	–	–	–	(3)	(3)
interest rate	13	–	(11)	–	2
1.3 Net Investment (1)	677	–	–	(14)	**663**
2. Other derivative instruments	**–**	**5**	**(170)**	**(12)**	**(177)**
TOTAL	**700**	**57**	**(181)**	**(36)**	**540**

(1) Includes derivative instruments whose valuation with respect to interest rate amounts to a negative value of EUR 292 million.

98

REPORT

38.1 Fair value hedges of assets and liabilities

These are hedges of the exposure to changes in the fair value of an asset or a liability recognised for accounting purposes, an unrecognised firm commitment or an identified portion of the aforementioned asset, liability or firm commitment that can be attributed to a particular risk and might affect the net income for the period. The most significant transactions are detailed below:

Swaps on crude oil prices

Through its holding in YPF, S.A., Repsol YPF had arranged a swap contract on crude oil prices in order to hedge fluctuations in the current value of deliveries under a forward sale agreement. By virtue of this swap, the Company will receive floating market prices and pay fixed prices. At 31 December 2007, the contract hedged approximately 1 million barrels of crude oil. In May 2008 that “swap” has been covered as a result of the expiration of forward contract.

This swap was defined as a fair value hedge related to the price of a barrel of crude oil. At 31 December 2007, the fair value of this swap was EUR 49 million.

The change in the fair value of these hedge instruments net of the changes in the fair value of the hedged item has a null impact in the consolidated income statements in 2008 and 2007, due to the absence of ineffectiveness.

Interest rate options

In May 2001 Repsol YPF arranged a zero-cost interest rate swap option on a notional amount of EUR 1,000 million, tied to the preference shares issued on that date (see Note 19).

The characteristics of these options are as follows:

Repsol YPF sold a right by virtue of which, if the counterparty exercised the right, it would pay 3-month Euribor and receive 7% APR on the aforementioned notional amount, with quarterly settlement periods beginning on 30 June 2001, the first maturity being on 1 October 2001, and the last on 30 June 2011.

Repsol YPF purchased a right by virtue of which, if it exercised the right, Repsol YPF would pay 3-month EURIBOR and receive 4% APR on the aforementioned notional amount, with the same quarterly settlement periods and maturity dates as those mentioned in the previous paragraph.

By virtue of these interest rate swap options, the final cost for Repsol YPF of this preference share issue in the first ten years was established at a floating interest rate of 3-month EURIBOR.

Also, in April 2002, effective 30 June 2002, Repsol YPF arranged a zero-cost interest rate swap option on a notional amount of EUR 1,000 million tied to the EUR 2,000 million preference share issue issued in December 2001 (see Note 19).

The characteristics of these options are as follows:

Repsol YPF sold a right by virtue of which, if the counterparty exercised the right, Repsol YPF would pay 3-month EURIBOR and receive 7% APR on the aforementioned notional amount, with quarterly settlement periods beginning on 30 June 2002, the first maturity being on 30 September 2002, and the last on 31 December 2011.

Repsol YPF purchased a right by virtue of which, if it exercised the right, Repsol YPF would pay 3-month EURIBOR and receive 4% APR on the aforementioned notional amount, with the same quarterly settlement periods and maturity dates as those mentioned in the previous paragraph.

By these purchase and sale transactions on interest options, of the total sum of the EUR 2,000 million corresponding to the issue of preference shares in December 2001, EUR 1,000 million have been at a floating rate of 3 months EURIBOR, for the period from 30 September 2002 and 31 December 2011.

At 31 December 2008 and 2007, the fair value of these purchase and sale transaction of interest rate options of EUR 64 million and EUR 9 million, respectively, have been recorded in the assets of the consolidated balance sheet attached.

The effect on the income statement concerning the hedging instrument, as well as the hedge item, has amounted to EUR 55 million and EUR 17 million in 2008 and 2007 respectively, recorded with a null impact under the heading “Financial result” due to the absence of ineffectiveness.

CONSOLIDATED ANNUAL ACCOUNTS

Cross-currency IRS

At 31 December 2008 and 2007 Repsol YPF through its stake in Gas Natural, has trading transactions of mixed currency and interest swaps to cover the fair value in the financial transactions traded. The detail of said transactions at 31 December 2008 and 2007 is the following:

31 DECEMBER 2008	MATURITY							Millions of Euros
	2009	2010	2011	2012	2013	Subsequent	Total	Fair Value
FLOATING TO FIXED								
Contract amount/notional (BRL)	1	1	1	1	–	–	4	1
Average rate payable (BRL)	CDI + 4.97%	101.90% CDI 129%CDI	101.90% CDI 129%CDI	101.90% CDI	–	–		
Average rate receivable (USD)	USD + 8.30%	LIBOR A.T + 0.60% A.A US$ + 10.59% A.A	LIBOR A.T + 0.60% A.A US$ + 10.59% A.A	LIBOR A.T + 0.60% A.A	–	–		
FLOATING TO FIXED								
Contract amount/notional (BRL)	5	–	–	–	–	–	5	(3)
Average rate payable (BRL)	101.90% CDI 113.04%CDI	–	–	–	–	–	–	–
Average rate receivable (USD)	LIBOR A.T + 0.60% A.A US$ + 7.66% A.A	–	–	–	–	–	–	–

31 DECEMBER 2007	MATURITY							Millions of Euros
	2008	2009	2010	2011	2012	Subsequent	Total	Fair Value
FLOATING TO FIXED								
Contract amount/notional(MXN)	308	–	–	–	–	–	308	2
Average rate payable (EUR)	8%	–	–	–	–	–	–	–
Average rate receivable (EUR)	Euribor + 20.5 pb	–	–	–	–	–	–	–

The effect recorded in the consolidated income statements concerning these cross currency interest rate swaps in the periods 2008 and 2007 has amounted to EUR 11 million and EUR 6 million, respectively, recorded with a null impact under the heading "Financial result" due to the absence of ineffectiveness.

Foreign exchange rate transactions

Forward Contracts

At 31 December 2008, Repsol YPF, through its stake in Gas Natural, had arranged forward cash flow hedging transactions to hedge its exposure to foreign exchange risk. The detail of these contracts is as follows:

31 DECEMBER 2008	MATURITY							Millions of Euros
	2009	2010	2011	2012	2013	Subsequent	Total	Fair Value (1)
USD/EUR (2)								
Contract amount (USD)	136	–	–	–	–	–	136	6
Contract average exchange rate	1.4359							
MAD/EUR (2)								
Contract amount (USD)	2	–	–	–	–	–	2	–
Contract average exchange rate	8.13							

(1) In millions of equivalent euros.

(2) Repsol YPF buys the first currency mentioned and sells the second.

100

REPORT

The effect recorded in the consolidated income statement concerning these term currency purchase and sale contracts amounts to EUR 2 million in the 2008 period, with no effect on the consolidated income statement, since there is no type of ineffectiveness.

38.2 Cash flow hedges

These are hedges of the exposure to variability in cash flows that: (I) is attributed to a particular risk associated with a recognised asset or liability (such as all or some future interest payments on variable rate debt) or a highly probable forecasted transaction; and (II) could affect profit or loss. The detail of the most significant transactions is as follows:

Raw material price hedging transactions

At 31 December 2008 Repsol YPF, through its stake in Gas Natural, had traded some hedging instruments on the prices of natural gas and electricity: (I) EUR-denominated swaps for a nominal amount of EUR 27 million, and at a positive net fair value of EUR 4 million.

At 31 December 2007 Repsol YPF, through its stake in Gas Natural, had traded some hedging instruments on the prices of natural gas and electricity: (I) USD-denominated swaps for a nominal amount of US$ 27 million, and at a negative net fair value of EUR 2 million, and (II) EURO-denominated swaps for a net face value of EUR 45 million and with a negative net fair value of EUR 3 million.

Interest rate transactions

I. Interest rate swaps

At 31 December 2008 and 2007, the Repsol YPF Group held the following interest rate swaps as hedges:

31 DECEMBER 2008	MATURITY							Millions of Euros
	2009	2010	2011	2012	2013	Subsequent	Total	Fair Value
1. FLOATING TO FIXED								
Contract amount/notional(EUR)	–	–	–	750	–	–	750	(34)
Average rate payable (EUR)				4.23%				
Average rate receivable (EUR)				Euribor 3m				
Contract amount/notional (MXN)	10	–	–	–	–	–	10	–
Average rate payable (MXN)	TIIE 28 days							
Average rate receivable (MXN)	TIIE 28 days							
Contract amount/notional (USD)	–	–	–	–	–	397	397	(85)
Average rate payable (USD)						5.27%		
Average rate receivable (USD)						Libor 3m		
Contract amount/notional (EUR)	371	371	186	1	2	2	931	(3)
Average rate payable (EUR)	3.15%	3.15%	3.15%	3.30%	3.07%	3.74%		
Average rate receivable (EUR)	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m		
Contract amount/notional(EUR)	62	–	–	–	–	–	62	–
Average rate payable (EUR)	3.67%							
Average rate receivable (EUR)	Euribor 3m							
Contract amount/notional(EUR)	–	62	609	62	–	–	733	(25)
Average rate payable (EUR)		3.77%	3.82%	3.77%				
Average rate receivable (EUR)		Euribor 1m	Euribor 1m	Euribor 1m				
Contract amount/notional(ARS)	–	1.94	–	–	–	–	1.94	–
Average rate payable (ARS)		17.25%						
Average rate receivable (ARS)		Badlar						

101

CONSOLIDATED ANNUAL ACCOUNTS

31 December 2007			MATURITY					Millions of Euros
	2008	2009	2010	2011	2012	Subsequent	Total	Fair Value
1. Floating to fixed								
Contract amount/notional (EUR)	0.3085	–	1	185	2	5	194	7
Average rate payable (EUR)	3.32%	3.32%	3.32%	3.40%	3.07%	3.25%	–	–
Average rate receivable (EUR)	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m		
Contract amount/notional (MXN)	308.447	–	–	–	–	–	308	–
Average rate payable (MXN)	9.99%	–	–	–	–	–	–	–
Average rate receivable (MXN)	TIIE 28 days	–	–	–	–	–	–	–
Contract amount/notional (USD)	4	4	16	4	4	23	55	(4)
Average rate payable (USD)	6.38%	6.38%	6.38%	6.38%	6.38%	6.38%	–	–
Average rate receivable (USD)	Libor 3m	Libor 3m	Libor 3m	Libor 3m	Libor 3m	Libor 3m	–	–
Contract amount/notional (USD)	–	–	–	–	–	397	397	(8)
Average rate payable (USD)	–	–	–	–	–	5.27%	–	–
Average rate receivable (USD)	–	–	–	–	Libor 3m	Libor 3m	–	–
Contract amount/notional(EUR)	–	–	–	–	750	–	750	5
Average rate payable (EUR)	–	–	–	–	4.23%	–	–	–
Average rate receivable (EUR)	–	–	–	–	Euribor 3m	–	–	–
Contract amount/notional(EUR)	–	62	–	–	–	–	62	1
Average rate payable (EUR)	–	3.67%	–	–	–	–	–	–
Average rate receivable (EUR)	–	Euribor 3m	–	–	–	–	–	–
Contract amount/notional(ARS)	35	–	–	–	–	–	35	–
Average rate payable (ARS)	11.40%	–	–	–	–	–	–	–
Average rate receivable (ARS)	CER	–	–	–	–	–	–	–

II. Interest rate options

At 31 December 2008 and 2007, Repsol YPF, through its stake in Gas Natural, had arranged interest rate options. The detail of these hedging transactions is as follows:

31 December 2008			MATURITY					Millions of Euros
	2009	2010	2011	2012	2013	Subsequent	Total	Fair Value
1. Collar								
Contract amount/notional (EUR)	5.17	1.93	1.19	3.97	0.77	1.60	14.63	–
Cap call option	–	–	–	–	–	–	–	–
Average rate payable	5.32%	5.20%	5.64%	5.38%	5.60%	5.55%		
Average rate receivable	Euribor	Euribor	Euribor	Euribor	Euribor	Euribor		
Floor put option								
Average rate payable	3.54%	3.30%	3.62%	4.01%	3.54%	3.44%		
Average rate receivable	Euribor	Euribor	Euribor	Euribor	Euribor	Euribor		
2. Forward option starting								
Contract amount/notional (BRL)	1.28	–	–	–	–	–	1.28	–
Option cap purchase	14.30%	–	–	–	–	–	–	–
Rate to pay	100% CDI	–	–	–	–	–	–	–
Rate to collect								

102

REPORT

31 DECEMBER 2007	MATURITY							Millions of Euros
	2008	2009	2010	2011	2012	Subsequent	Total	Fair Value
1. COLLAR								
Contract amount/notional (EUR)	1.54	4.63	1.54	0.93	1.85	3.08	13.57	–
Cap call option								
Average rate payable	5.01%	5.18%	4.72%	4.93%	4.68%	5.01%		
Average rate receivable	Euribor	Euribor	Euribor	Euribor	Euribor	Euribor		
Floor put option								
Average rate payable	3.11%	3.41%	2.81%	2.85%	2.63%	2.91%		
Average rate receivable	Euribor	Euribor	Euribor	Euribor	Euribor	Euribor		
2. BARRIER COLLAR								
Contract amount/notional (EUR)	0.31	–	–	–	0.93	–	1.24	–
Cap call option								
Average rate payable	4.74%	–	–	–	4.74%	–		
Average rate receivable	Euribor				Euribor			
Floor put option								
Average rate payable	4.74%	–	–	–	4.74%	–		
Average rate receivable	Euribor				Euribor			

III. Cross currency IRS

At 31 December 2008 and 2007, Repsol YPF, through its stake in Gas Natural, had arranged cross-currency IRS transactions. The detail of these hedging transactions is as follows:

31 DECEMBER 2008	MATURITY							Millions of Euros
	2009	2010	2011	2012	2013	Subsequent	Total	Fair Value
FLOATING TO FIXED								
Contract amount (USD)	13						13	2
Average rate payable (ARS)	14.30%							
Average rate receivable (USD)	Libor 6m							
FLOATING TO FIXED								
Contract amount (USD)	3	12	2	3	3	14	37	(6)
Average rate payable (USD)	6.38%							
Average rate receivable (USD)	Libor 3m							

31 DECEMBER 2007	MATURITY							Millions of euros
	2008	2009	2010	2011	2012	Subsequent	Total	Fair Value
FLOATING TO FIXED								
Contract amount (USD)	–	18	–	–	–	–	18	–
Average rate payable (ARS)		14.30%						
Average rate receivable (ARS)		Libor 6m						

103

CONSOLIDATED ANNUAL ACCOUNTS

Foreign exchange rate transactions

Forward contracts

At 31 December 2008 and 2007, Repsol YPF, through its investment in Bahía de Bizkaia Electricidad, S.L. and Gas Natural and other affiliates had arranged forward cash flow hedging transactions to hedge its exposure to foreign exchange risk. The detail of these contracts is as follows:

31 DECEMBER 2008	MATURITY							Millions of Euros
	2009	2010	2011	2012	2013	Subsequent	Total	Fair Value (1)
USD/EURO (2)								
Contract amount (USD)	165	2	2	2	2	4	177	(5)
Contract average exchange rate	1.3883							
USD/EURO (2)								
Contract amount (USD)	37	3	–	–	–	–	40	–
Contract average exchange rate	1.3823	1.3752						
JPY/EURO (2)								
Contract amount (JPY)	21	–	–	–	–	–	21	5

31 DECEMBER 2007	MATURITY							Millions of Euros
	2008	2009	2010	2011	2012	Subsequent	Total	Fair Value (1)
USD/EURO (2)								
Contract amount (USD)	199	3	3	3	3	8	219	(3)
Contract average exchange rate	1.48	1.27	1.28	1.29	1.30	1.32		

(1) In millions of equivalent euros.

(2) Repsol YPF buys the first currency mentioned and sells the second.

38.3 Hedges of net investment in foreign operation

These are hedges of the foreign currency exposure relating to the Group's interest in the net assets of the foreign operations.

Repsol YPF arranges forward foreign currency purchase and sale contracts as part of its overall strategy to manage its exposure to foreign exchange risk on investments.

The detail of the most significant transactions with financial derivatives in force at 31 December 2008 and 2007 is as follows:

I. Forward Contracts

The nominal value, maturity and fair value of these financial instruments, as of 31 December 2008 and 2007, were as follows:

31 DECEMBER 2008	MATURITY							Millions of Euros
	2009	2010	2011	2012	2013	Subsequent	Total	Fair Value (1)
EURO/USD (2)								
Contract amount (EUR)	1,678	–	–	–	–	–	1,678	124
Contract average exchange rate	1,2846							

104

REPORT

31 DECEMBER 2007	MATURITY							Millions of Euros
	2008	2009	2010	2011	2012	Subsequent	Total	Fair Value (1)
EURO/USD (2)								
Contract amount (EUR)	179	–	–	–	–	–	179	(14)
Contract average exchange rate	1.59							

(1) In millions of equivalents euros.

(2) Repsol YPF buys the first currency mentioned and sells the second

II. Cross-currency IRS

The nominal value, maturity and fair value of these financial instruments, at 31 December 2008, were as follows:

31 DECEMBER 2008	MATURITY							Millions of Euros
	2009	2010	2011	2012	2013	Subsequent	Total	Fair Value
FIXED TO FIXED								
Contract amount/notional (EUR)	–	342	–	750	700	658	2,450	(195)
Average rate payable (USD)	–	3.02%	–	4.97%	5.25%	4.95%		
Average rate receivable (EUR)	–	4.42%	–	4.22%	4.41%	4.41%		

In addition to the financial instruments detailed in the preceding graph, the Group has contracted CCIRS for a notional amount of EUR 300 million, maturing in 2010, which were discontinued as hedging instruments on 21 February 2008 and have since been considered speculative (see caption 38.4ii in this note). At the time they were discontinued, their fair values were EUR 130 million, and have been recorded as assets on the consolidated balance sheet as net investment coverage financial derivatives.

The nominal value, maturity and fair value of those financial instruments recorded in the consolidated balance sheet at 31 December 2007 was as follows:

31 DECEMBER 2007	MATURITY							Millions of Euros
	2008	2009	2010	2011	2012	Subsequent	Total	Fair Value
FIXED TO FIXED								
Contract amount/notional (EUR)	–	–	1,175	–	750	2,200	4,125	677
Average rate payable (USD)	–	–	7.16%	–	4.97%	5.26%	–	–
Average rate receivable (EUR)	–	–	6%	–	4.22%	4.52%	–	–

38.4 Other derivatives transactions

Repsol YPF has also arranged certain derivatives to manage its exposure to interest rate risk, foreign exchange risk and price risk that do not qualify for hedge accounting.

In 2008 and 2007, the effect recorded in the consolidated income statement, both for active instruments at year end and for instruments paid off during the period, is an income of EUR 86 million and EUR 63 million, respectively, recorded in "Financial result", and an income of EUR 36 million and expense of EUR 50 million, respectively, recorded in the "Operating cost" line of the consolidated income statement.

105

CONSOLIDATED ANNUAL ACCOUNTS

The detail of the most significant transactions is as follows:

I. Interest rate swap

- During 2007 hedging relation for two interest rate swaps for a notional amount of EUR 674 million designated as cash flows hedge for the issue of preference shares has been discontinued as these lack efficiency. The fair value of those instruments at 31 December 2007 was EUR 170 million, and was recorded as a liability. These financial swaps were paid in the 2008 period and the result of the payment was an expense of EUR 0.2 million.

  The recorded accumulated loss under the heading "Adjustments for changes in value" at 31 December 2008 and 2007 amounts to EUR 43 million and EUR 47 million, respectively, and shall be depreciated along the life of the preference shares these were hedging. The related amount reflected in "Adjustments for changes in value" in 2008 and 2007 amounts to an expense of EUR 4 million.
- Additionally, the Group has contracted interest rate swaps to economically cover interest rate risk that do not qualify as accounting hedges at 31 December 2008 noted in the following table:

31 December 2008	Maturity							Millions of Euros
	2008	2009	2010	2011	2012	Subsequent	Total	Fair Value
1. Floating to fixed								
Contract amount/notional (EUR)	–	300	–	–	–	–	300	(18)
Average rate payable (EUR)		6.00%						
Average rate receivable (EUR)		Euribor 3m + 0.51%						

II. Cross currency IRS

In 2008, mixed swap operations totalling EUR 2,175 million used as net investment coverage have been discontinued, of which, operations amounting to EUR 1,875 million were cancelled throughout the year.

Following are currency and interest rate financial swaps corresponding to discontinued coverage not cancelled in 2008 and remaining in the Group's consolidated financial statements as speculative derivatives not considered to qualify as accounting hedges:

31 December 2008	Maturity							Millions of Euros
	2009	2010	2011	2012	2013	Subsequent	Total	Fair Value
Fixed to fixed								
Contract amount/notional (EUR)	–	300	–	–	–	–	300	121
Average rate payable (USD)		6.94%						
Average rate receivable (EUR)		6.00%						

Valuation to market of those financial instruments at the date the coverage was discontinued was EUR 130 million (see caption 38.3 ii of this note). The variation in the fair value of those instruments from the date on which coverage was discontinued to 31 December 2008 (EUR 9 million) has been recorded as a liability for derivative instruments not considered to qualify as an accounting hedge.

III. Other forward contracts

Repsol YPF has entered into other forward contracts as part of its overall strategy to manage its exposure to foreign exchange risk. The nominal value, maturity and fair value of these financial instruments recognised as an asset on the consolidated balance sheet at 31 December 2008 and 2007 were as follows:

106

REPORT

31 DECEMBER 2008	MATURITY							Millions of Euros
	2009	2010	2011	2012	2013	Subsequent	Total	Fair Value
EURO/USD								
Contract amount (EUR)	2,106	–	–	–	–	–	2,106	48
Contract average exchange rate	1.3585							
USD/EURO								
Contract amount (USD)	1,275	–	–	–	–	–	1,079	(27)
Contract average exchange rate	1.3618							
CLP/USD								
Contract amount (CLP)	47	–	–	–	–	–	47	–
Contract average exchange rate	643.49							
USD/PEN								
Contract amount (USD)	18	–	–	–	–	–	18	–
Contract average exchange rate	3.12							

31 DECEMBER 2007	MATURITY							Millions of Euros
	2008	2009	2010	2011	2012	Subsequent	Total	Fair Value
EURO/USD								
Contract amount (EUR)	625	–	–	–	–	–	625	2
Contract average exchange rate	1.47	–	–	–	–	–		
USD/EURO								
Contract amount (USD)	213	–	–	–	–	–	213	(3)
Contract average exchange rate	1.44	–	–	–	–	–		
EURO/BRL								
Contract amount (BRL)	11	–	–	–	–	–	11	–
Contract average exchange rate	3.00	–	–	–	–	–		

(1) In millions of equivalent euros.

(2) Repsol YPF buys the first currency mentioned and sells the second

IV. Equity Swaps

Gas Natural has signed equity swap contracts with UBS Limited, ING Belgium and Société Générale representing 9.40% of the capital stock, on a total of 85,886,762 Unión Fenosa, S.A. shares as the underlying securities, which has allowed Gas Natural to finance its operations, either as a result of differences (cash payments) or by means of acquiring said shares (physical liquidation) as from the date on which the necessary permits are awarded. Each agreement establishes a price ceiling (from 17.13 to 17.57 euros per share, on the basis of the agreement). Fair value recorded in the consolidated balance sheet for those operations at 31 December 2008 was EUR 11 million.

V. Future contracts on commodities

The risk associated with future physical crude oil and other oil product purchase or sale transactions is hedged through the arrangement of derivative instruments, basically futures and swaps.

107

CONSOLIDATED ANNUAL ACCOUNTS

At 31 December 2008 and 2007, the open positions were as follows:

31 DECEMBER 2008	MATURITY							Millions of Euros
	2009	2010	2011	2012	2013	Subsequent	Total	Fair Value
PURCHASE CONTRACTS								
WTI	523	523	–	–	–	–	523	(1)
NYMEX HHO	42	42	–	–	–	–	42	–
IPE GO (*)	113	113	–	–	–	–	113	(6)
RBOB	35	35	–	–	–	–	35	–
SALE CONTRACTS								
WTI	1,707	1,707	–	–	–	–	1,707	–
IPE GO (*)	138	138	–	–	–	–	138	–
IPE BRENT	834	834	–	–	–	–	834	(2)
NYMEX HHO	570	570	–	–	–	–	570	6
SWAPS								
WTI	2,600	2,600	–	–	–	–	2,600	15
Brent	11,211	11,211	–	–	–	–	11,211	(4)
JET	63	63	–	–	–	–	63	12
HHO	295	295	–	–	–	–	295	–
GO (*)	49	49	–	–	–	–	49	–
Propano (*)	50	50	–	–	–	–	50	–
Fuel Oil (*)	50	50	–	–	–	–	50	–
Nafta (*)	6	6	–	–	–	–	6	–

(*) In thousands of tons

31 DECEMBER 2007	MATURITY							Millions of Euros
	2008	2009	2010	2011	2012	Subsequent	Total	Fair Value
PURCHASE CONTRACTS								
WTI	422	422	–	–	–	–	422	2
NYMEX HHO	37	37	–	–	–	–	37	–
IPE GO (*)	32	32	–	–	–	–	32	–
RBOB	186	186	–	–	–	–	186	1
SALE CONTRACTS								
WTI	441	441	–	–	–	–	441	(2)
IPE GO (*)	47	47	–	–	–	–	47	(1)
RBOB	258	258	–	–	–	–	258	(1)
SWAPS								
WTI	3,605	3,605	–	–	–	–	3,605	(10)
Brent	5,695	5,695	–	–	–	–	5,695	4
GO (*)	6	6	–	–	–	–	6	–
Propano (*)	8	8	–	–	–	–	8	–
Premium Unleaded (*)	3	3	–	–	–	–	3	–
Fuel Oil (*)	112	–	22	23	22	23	112	–
Nafta (*)	79	79	–	–	–	–	79	2

(*) In thousands of tons

Furthermore, the "Other receivables" caption includes EUR 7 million corresponding to the valuation to market of commodity purchase/sale contracts valued as per IAS 39, as described in section 4.22 of Note 4.

108

REPORT

39 Environmental information

The Repsol YPF Environmental Management System includes a methodology for identifying relevant matters to enable the Company to prepare the annual environmental budget that forms part of the Group's general strategic planning. They include the measures required to respond to new legislative requirements, Repsol YPF's strategic focus, plans for corrective measures arising from environmental audits performed, etc., together with the investments and expenses required to implement all these measures, which will be addressed in the Company's general budget.

The criteria used to measure environmental costs are established in the "Repsol YPF Environmental Costs Guide", which adapts the American Petroleum Institute guidelines to the Group's operations and technical approach. It is important to note in this regard that the traditional "bottom-line" solutions for reducing environmental impact are gradually giving way to preventive measures built into processes right from the time the facilities are designed. This sometimes requires the identification of environmental assets through a system of coefficients applied to investment projects and the related tangible assets, per the guidelines expressed in the aforementioned Guide.

39.1 Environmental Assets

At 31 December 2008, the breakdown of the cost of the environmental assets identified and the related accumulated depreciation is as follows:

Millions of Euros

	Cost	Accumulated Depreciation	Net
Atmospheric emissions	403	(205)	198
Water	623	(368)	255
Product quality	1,348	(614)	734
Soil	238	(69)	169
Energy saving and efficiency	284	(144)	140
Waste	43	(13)	30
Other	451	(287)	164
	3,390	**(1,700)**	**1,690**

The cost includes EUR 310 million relating to tangible assets in the course of construction.

As in prior years, the main environmental investments made in 2008 include those required to reach the environmental quality of the oil products demanded in the new Spanish and Argentine regulations for a total amount of EUR 56 million. Outstanding projects in this area include the continuation of the project to improve the quality of gasoline and gas oils in the refinery of Cartagena (Spain), with an environmental investment of EUR 12 million.

Investments aimed at the control, reduction and/or avoidance of pollutant emissions have been also relevant, especially, those concerning the protection of the atmosphere, the water means, soil and the subterranean waters. Among them, we highlight the ongoing development of the plant OHP (oxidation per Hydro peroxide) for the treatment of effluents in the petrochemical plant, both in Tarragona (Spain) representing an investment of EUR 3 million in 2008.

39.2 Environmental Provisions

Repsol YPF recognises the provisions required to cover the measures aimed at preventing and repairing environmental impact. These provisions are estimated on the basis of technical and economic criteria and are classified under "Other Provisions".

109

CONSOLIDATED ANNUAL ACCOUNTS

The changes in the environmental provisions in 2008 were as follows:

Millions of Euros

Balance at 1 January 2008 178

Period provisions charged to income 133

Provisions released with a credit to income (2)

Payment (69)

Reversals and other (3)

Balance at 31 December 2008 237

Additionally, Repsol YPF’s Environmental Cost Guide classifies as environmental provisions 75% of the amounts recognised under the caption “Provision for Field Dismantling Costs”, totaling EUR 826 million at 31 December 2008 (see Note 20).

The balance of the environmental provisions at 31 December 2008, included most notably approximately EUR 110 million to cover the environmental risks relating to the operations carried out in the past by the former chemicals subsidiary of Maxus Energy Corporation, Diamond Shamrock Chemicals Company, prior to its sale in 1986 to Occidental Petroleum Corporation (also included in the provisions detailed in Note 37).

The corporate insurance policies cover third-party liability for pollution caused by accidental and sudden events, in keeping with standard practice in the industry.

39.3

Environmental expenses

In 2008 environmental expenses amounted to EUR 363 million and were classified as “Materials used” and “Other operating expense”.

This amount includes EUR 208 million of expense for the rights necessary to cover CO2 emissions during 2008 (although according to Note 9, the net expense pertaining to CO2 emissions amounted to approximately EUR 16 million in 2008; see Notes 9 and 20) and measures in connection with atmospheric protection, soil and underground water remediation, waste management and water management, amounting to EUR 31 million, EUR 29 million, EUR 41 million and EUR 22 million, respectively.

39.4

Future projects

Some of the most important issues that might affect Repsol YPF’s operations and investments in the future are climate change and renewable energies, Law 26093 in Argentina, Resolution SE 785/2005 in Argentina, the change in Directive 96/61/EC on Integrated Pollution Prevention and Control (IPPC), together with the Law 26/2007 on environmental liability and the new regulations that will further develop such law.

In the area of climate change, on 12 December 2008, the European Parliament reached an agreement approving the Emissions Trading Directive as from 2013, the principal points of which are as follows:

• The number of rights to be assigned during the 2013-2020 periods will be reduced by 21% from 2005 emissions. Annual ceilings will be reduced gradually by 1.74%.

• Allowable levels will be based on benchmarking and will be gradually replaced by auctioned rights. The number of rights to be auctioned will increase linearly from 20% in 2013 to 70% in 2020. This will affect all industrial sectors, except from the electric one. The 50% of income arising from those auctions will be invested in financing mitigation and adaptation plans and measures.

• Up to 2015, more than 300 million rights pertaining to the reserve for new entrants will be used to finance projects for capturing and isolating carbon and for renewable energy projects.

• Industrial sectors determined by the European Commission to be susceptible to loss of competitiveness as a result of fuel consumption may opt to have 100% rights assigned to them. Those sectors must be identified prior to December 2009.

REPORT

On the other hand, in 2006 was approved in Argentina the Law 26093, which contemplates incorporating biofuel into gasoline and fuel oil. These regulations are compulsory from the fourth year in which they go into effect and are directed basically to obtaining biofuel, incorporation of biofuel into petroleum derivatives, and logistical distribution. Since mid-2007, the Company has been marketing the so-called gasoilbio (a mixture of gasoil and bio-combustibles) at a growing number of service stations. The percentage of bio-combustibles, which is currently 1%, will gradually rise in order to meet the 5% established in that Law.

In addition, Resolution SE 785/2005 went into effect in Argentina in 2005, which deals with elevated hydrocarbon storage tanks. This Law requires a number of audits to ensure that the tanks are hermetically sealed and to determine possible contamination attributable to those tanks. It also establishes obligations concerning tank repair and reclaiming of contaminated sites.

In late 2007 the European Commission submitted a proposal for revision of Directive IPPC (Integrated Prevention Pollution Control), which continues to be discussed. It now includes other areas of contamination, such as the installation of medium-sized combustion devices (from 20 to 50 MW), establishes stricter emissions ceilings for a large combustion facilities not previously included in this Directive, and proposes annual inspections of industrial sectors to compare emission levels to those established in Best Available Technologies. On the other hand, BREF (Best Available Technologies Reference) for refining is being reviewed, which calls for renewal of the Integrated Environmental Authorisation every four years.

In Spain, in October 2007 Law 26/2007 was enacted, transposing the Directive 35/2004 relating to environmental responsibility. The corresponding regulation was published on 23 December 2008, and establishes methodologies for determining risk scenarios and calculating repair costs making it possible to determine coverage for financial environmental liability guarantees. The requirement to provide such financial guarantee will be established in an order issued by the Department of the Environment (Rural and Marine), after 30 April 2010.

40

Fees paid to the auditors

The fees earned by the auditors and their organisation for the audit services provided to Repsol YPF, S.A. and the Group companies in 2008 amounted to EUR 7.6 million. Also, the fees earned by the auditors and their organization for audit-related services and other services amounted to EUR 0.8 million and EUR 0.03 million, respectively.

The sum of these amounts does not represent more than 10% of the total volume of business of the auditors and their organisation.

41

Subsequent events

At the date of formulation of these consolidated financial statements, there are no subsequent events to be noted.

42

Explanation added

for translation to english

These consolidated financial statements are prepared on the basis of IFRSs, as issued by the International Accounting Standard Board and as adopted by the European Union, and certain accounting practices applied by the Group that conform with IFRSs may not conform with other generally accepted accounting principles.

CONSOLIDATED ANNUAL ACCOUNTS

Appendix I

Principal companies of the Repsol YPF group at 31 december 2008

Name	Country	Parent Company	Other 'Shareholders (1)
Repsol Petróleo, S.A.	**Spain**	**Repsol YPF, S.A.**	
Repsol YPF Lubricantes y Especialidades, S.A.	Spain	Repsol Petróleo, S.A.	Repsol Comercial de Productos Petrolíferos, S.A.
Repsol Eléctrica de Distribución, S.L.	Spain	Repsol Petróleo, S.A.	Repsol YPF, S.A.
Asfaltos Españoles, S.A.	Spain	Repsol Petróleo, S.A.	
Servicios de seguridad Mancomunados (SESEMA)	Spain	Repsol Petróleo, S.A.	Repsol Butano, S.A. y Repsol Química, S.A.
Compañía Auxiliar de Remolcadores y Buques Especiales, S.A. (CARSA)	Spain	Repsol Petróleo, S.A.	Repsol Comercial de Productos Petrolíferos, S.A./PETRONOR
Repsol YPF Trading y Transportes, S.A. (RYTTSA)	**Spain**	**Repsol YPF, S.A.**	**Repsol Petróleo, S.A.**
RYTTSA Singapur	Cayman Islands	Repsol YPF Trading y Transportes, S.A.	
Repsol Overzee Finance, B.V.	**Holland**	**Repsol YPF, S.A.**	
Atlantic 2/3 Holdings. Llc.	United States	Repsol Overzee Finance. B.V.	
Atlantic LNG 2/3 Company of Trinidad & Tobago (2)	Trinidad and Tobago	Atlantic 2/3 Holdings, Llc.	
Atlantic 4 Holdings. Llc.	United States	Repsol Overzee Finance., B.V.	
Atlantic 4 LNG Company of Trinidad & Tobago (3)	Trinidad and Tobago	Atlantic 4 Holdings, Llc.	
Repsol LNG T & T, Ltd.	Trinidad and Tobago	Repsol Overzee Finance, B.V.	
Repsol E&P T&T Limited	Trinidad and Tobago	Repsol Overz ee Finance, B.V.	
Repsol LNG, S.L.	**Spain**	**Repsol YPF, S.A.**	**Repsol comercializadora de Gas, S.A.**
Gastream México S.A. de C.V.	**México**	**Repsol YPF, S.A.**	**Repsol LNG, S.L.**
Repsol Gas Natural LNG	**Spain**	**Repsol YPF, SA**	**Gas Natural, SGA**
Pacific LNG Bolivia S.R.L.	**Bolivia**	**Repsol YPF, S.A.**	
Repsol Comercializadora de Gas, S.A.	**Spain**	**Repsol YPF, S.A.**	**Repsol Petróleo, S.A.**
Repsol Butano, S.A.	**Spain**	**Repsol YPF, S.A.**	**Repsol Petróleo, S.A.**
Repsol Maroc, S.A.	Morroco	Repsol Butano, S.A.	
National Gaz	Morroco	Repsol Butano, S.A.	
Repsol YPF Gas, S.A.	Argentina	Repsol Butano, S.A.	
Comsergas, Compañía Servicios Industriales de Gas Licuado, S.A.	Argentina	Repsol YPF Gas, S.A.	
Gas Austral, S.A.	Argentina	Repsol YPF Gas, S.A.	
Mejorgas, S.A.	Argentina	Repsol YPF Gas, S.A.	Poligas Luján, S.A.
Duragas, S.A.	Ecuador	Repsol Butano, S.A.	
Servicio de Mantenimiento y Personal – SEMAPESA	Ecuador	Repsol Butano, S.A.	
Repsol Gas Portugal, S.A.	Portugal	Repsol Butano, S.A.	
Spelta Soc. Unipessoal Lda.	Portugal	Repsol Gas Portugal, S.A.	
Saaga, S.A.	Portugal	Repsol Gas Portugal, S.A.	
Repsol Butano Chile, S.A.	Chile	Repsol Butano, S.A.	Repsol YPF Chile, Limitada
Empresas Lipigas, S.A.	Chile	Repsol Butano Chile, S.A.	
Repsol YPF Comercial del Perú, S.A.	Peru	Repsol Butano, S.A.	
Repsol YPF Comercial de la Amazonia, SAC	Peru	Repsol YPF Comercial Perú, S.A.	Grupo Repsol YPF del Perú
Repsol YPF GLP de Bolivia, S.A.	Bolivia	Repsol Butano, S.A.	R. YPF E&P de Bolivia, S.A./R. YPF Bolivia, S.A.
Repsol France	France	Repsol Butano, S.A.	Repsol Química, S.A./Repsol YPF, S.A./Repsol Petróleo,S.A.
Repsol Gas Brasil, S.A.	Brazil	Repsol Butano, S.A.	Repsol YPF Brasil, S.A.
Solgas Distribuidora de Gas, S.L.	Spain	Repsol Butano, S.A.	Repsol Comercial de Productos Petrolíferos, S.A.
Vía Red Servicios Logísticos, S.A.	Spain	Repsol Butano, S.A.	
Repsol Comercial de Productos Petrolíferos, S.A.	**Spain**	**Repsol Petróleo, S.A.**	**Repsol YPF, S.A./PETRONOR**
Repsol Directo, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Campsa Estaciones de Servicio, S.A. – CAMPSARED
Campsa Estaciones de Servicio, S.A. – CAMPSARED	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol Petróleo, S.A.
Societat Catalana de Petrolis, S.A. (PETROCAT)	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol Petróleo, S.A.
Air Miles España, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	
Carburants i Derivats, S.A. (CADESA)	Andorra	Repsol Comercial de Productos Petrolíferos, S.A.	
Euro 24, S.L.	Spain	Autoclub Repsol, S.L.	
Noroil, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	PETRONOR
Solred, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol YPF, S.A.
Gestión de Puntos de Venta, Gespevesa, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	
Terminales Canarios, S.L.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	
Compañía Logística de Hidrocarburos CLH, S.A.	**Spain**	**Repsol YPF, S.A.**	**PETRONOR**
CLH Aviación, S.A. (3)	Spain	CLH, S.A.	
Carbon Black Española, S.A. (CARBESA)	**Spain**	**Repsol YPF, S.A.**	**Repsol Química, S.A.**
The Repsol Company of Portugal Ltd.	**Portugal**	**Repsol YPF, S.A.**	**Carbon Black Española, S.A. (CARBESA)**
Repsol Portuguesa, S.A.	Portugal	Repsol YPF, S.A.	Carbon Black Española, S.A. (CARBESA)
Repsol Directo LDA	Portugal	Repsol Portuguesa, S.A.	
Gespost	Portugal	Repsol Portuguesa, S.A.	

112

APPENDIX I

		% of Total Participation		Amount in Millions of Euros				
Line of Business	Method of consolidation (4)	% of Direct Ownership	% of Control (5)	Share Capital	Reserves	2008 Profit (Loss)	Interim Dividend	Assets Owned (5)
Refining	**I.G.**	99.97	99.97	217.6	764.3	496.5	–	1.478.0
Production and marketing of derivative products	I.G.	100.00	100.00	5.4	(0.6)	62.0	–	66.8
Distribution and supply of electric power	I.G.	100.00	100.00	0.1	1.9	1.3	–	3.2
Asphalts	I.P.	50.00	50.00	8.5	11.3	1.3	–	10.5
Security	I.G.	100.00	100.00	0.4	(0.1)	–	–	0.3
Tug boats	I.G.	99.23	100.00	0.1	2.0	3.6	–	5.7
Trading of oil products	**I.G.**	**100.00**	**100.00**	**0.1**	**39.0**	**89.3**	–	**128.4**
Trading of oil products	I.G.	100.00	100.00	0.1	(2.0)	(0.8)	–	(2.7)
Portfolio company	**I.G.**	100.00	100.00	128.1	42.2	14.7	–	**185.1**
Portfolio company	I.P.	25.00	25.00	100.1	–	57.5	(57.5)	25.0
Supply and/or distribution of natural gas	I.P.	25.00	100.00	100.1	19.2	46.5	(57.5)	27.1
Portfolio company	M.P.	22.22	22.22	181.1	–	–	–	40.2
Construction of liquefaction plant	M.P.	22.22	100.00	181.1	(81.2)	17.0	–	26.0
Marketing of natural gas	I.G.	100.00	100.00	3.8	3.0	5.7	–	12.5
Exploration and production of oil and gas	I.G.	100.00	100.00	54.5	4.1	21.3	–	79.9
Marketing of natural gas	**I.G.**	**100.00**	**100.00**	**0.1**	**0.5**	**(0.5)**	–	**0.1**
Other activities	I.G.	100.00	100.00	20.7	(20.7)	(0.8)	–	(0.8)
Marketing of LNG	**I.P.**	**65.42**	**100.00**	**2.0**	**0.1**	**0.7**	–	**1.8**
Exploration and production of oil and gas	**M.P.**	**37.50**	**37.50**	**1.0**	**(0.9)**	–	–	–
Marketing of natural gas	**I.G.**	**100.00**	**100.00**	–	**4.0**	**20.6**	–	**24.6**
Marketing of LPG	**I.G.**	**100.00**	**100.00**	**58.7**	**380.8**	**175.4**	–	**615.0**
Marketing of natural gas	M.P.	100.00	100.00	1.3	(1.9)	–	–	(0.5)
Marketing of LPG	M.P.	100.00	100.00	0.4	1.7	0.5	–	2.6
Marketing of LPG	I.G.	85.00	85.00	16.8	6.6	9.4	–	27.8
Gas installation work	I.G.	52.70	62.00	0.4	(0.1)	0.1	–	0.3
Marketing of LPG	M.P.	42.50	50.00	–	0.8	–	–	0.3
Marketing of LPG	M.P.	75.73	100.00	–	(0.5)	–	–	(0.3)
Marketing of LPG	I.G.	100.00	100.00	6.8	2.4	7.5	–	16.8
Maintenance and personnel services	I.G.	100.00	100.00	–	–	–	–	–
Marketing of LPG	I.G.	100.00	100.00	0.6	26.0	11.4	–	37.9
Marketing of LPG	M.P.	100.00	100.00	–	0.4	0.5	–	0.9
Marketing of LPG	M.P.	25.07	25.07	1.0	5.0	0.1	–	1.5
Portfolio company	I.G.	100.00	100.00	83.1	40.3	18.5	–	141.8
Marketing of LPG	I.P.	45.00	45.00	60.3	8.7	31.5	(25.5)	33.7
Marketing of LPG	I.G.	99.78	99.78	41.0	4.3	8.7	–	53.8
Distribution of L.P.G.	I.G.	99.62	99.84	0.4	(0.3)	0.2	–	0.3
Marketing of LPG	I.G.	100.00	100.00	1.8	1.1	2.8	–	5.7
Distribution and marketing of oil products	I.G.	100.00	100.00	11.9	(4.1)	(0.7)	–	7.1
Marketing of LPG	I.G.	100.00	100.00	7.3	(4.7)	(5.9)	–	(3.3)
Marketing of LPG	I.G.	100.00	100.00	1.1	(0.1)	(1.2)	–	(0.3)
Supply and/or distribution of natural gas	M.P.	99.49	99.49	0.8	(0.3)	0.1	–	0.6
Marketing of oil products	**I.G.**	**96.65**	**99.76**	**334.8**	**549.5**	**186.6**	**(90.0)**	**975.9**
Distribution and marketing of oil products	I.G.	96.65	100.00	0.1	2.6	(0.1)	–	2.5
Operation and management of service stations	I.G.	96.65	100.00	8.4	18.0	21.8	–	46.6
Distribution and marketing of oil productss	M.P.	44.90	45.00	15.1	(6.7)	0.6	–	4.0
Loyalty-building programs	M.P.	22.45	22.50	0.1	3.0	0.4	–	0.8
Distribution of oil derivative products	M.P.	33.18	33.25	0.1	1.2	0.9	–	0.7
Automotive services	I.G.	99.78	100.00	–	0.8	(0.3)	–	0.5
Distribution and marketing of oil products	I.G.	69.85	70.00	1.5	0.3	0.3	–	1.5
Management of means of payment at service stations	I.G.	99.78	100.00	7.3	22.0	20.8	–	49.9
Management of service stations	I.P.	49.89	50.00	39.4	5.7	1.0	–	23.0
Storage and distribution of oil products	I.P.	49.89	50.00	19.8	2.2	0.9	–	11.4
Transport and storage of oil products	**M.P.**	**14.25**	**15.00**	**84.1**	**287.5**	**151.6**	**(280.1)**	**34.6**
Transport and storage of oil products	M.P.	14.25	100.00	21.7	32.1	–	–	7.7
No activity	**I.G.**	100.00	100.00	0.2	15.0	(1.9)	–	13.3
Marketing of oil products	**I.G.**	**100.00**	**100.00**	**0.8**	**2.4**	–	–	**3.2**
Distribution and marketing of oil products	I.G.	100.00	100.00	59.0	341.8	18.1	–	418.9
Distribution and marketing of oil products	I.G.	100.00	100.00	0.3	(0.2)	0.1	–	0.1
Marketing of oil products	I.G.	100.00	100.00	–	1.2	1.2	–	2.4

113

CONSOLIDATED ANNUAL ACCOUNTS

Name	Country	Parent Company	Other 'Shareholders (1)
Caiageste – Gestao de Areas de Servicios Ltda.	Portugal	Gespost	
Abastecimientos e Serviços de Avia – ASA	Portugal	Repsol Portuguesa, S.A.	
Sociedade Abastecedora de Aeronaves, Lda. – SABA	Portugal	Repsol Portuguesa, S.A.	
Tecnicontrol y Gestión Integral, S.L.	**Spain**	**Repsol YPF, S.A.**	**Repsol Exploración, S.A.**
Bahía Bizkaia Electricidad, S.L.	**Spain**	**Repsol YPF, S.A.**	
Bahía Bizkaia Gas, S.L.	**Spain**	**Repsol YPF, S.A.**	
Repsol YPF Tesorería y Gestión Financiera, S.A	**Spain**	**Repsol YPF, S.A.**	**Repsol Petroleo, S.A**
Petróleos del Norte, S.A. (PETRONOR)	**Spain**	**Repsol YPF, S.A.**	
Asfalnor, S.A.	Spain	PETRONOR	
Repsol Exploración, S.A.	**Spain**	**Repsol YPF, S.A.**	**Repsol Petróleo, S.A.**
Repsol LNG Holding, (antes Exploración Trinidad, S.A.)	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.
Gas Natural West Africa S.L.	Spain	Repsol LNG Holding, S.A.	Gas Natural Exploración, S.L.
Repsol YPF Cuba, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.
Repsol Exploración Colombia, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.
Repsol Exploración Argelia, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.
Repsol Exploración Murzuq, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.
Akakus Oil Operations AG/Respol Oil Operation	Libya	Repsol Exploración Murzuq, S.A.	
Repsol YPF Ecuador, S.A.	Spain	Repsol Exploración, S.A.	Repsol Petróleo, S.A.
Repsol YPF OCP de Ecuador, S.A.	Spain	Repsol YPF Ecuador, S.A.	Repsol Exploración Tobago, S.A.
Oleoducto de Crudos Pesados, Ltd.	Cayman Islands	Repsol YPF OCP de Ecuador, S.A.	
Oleoducto de Crudos Pesados Ecuador, S.A. (3)	Cayman Islands	Oleoducto de Crudos Pesados, Ltd.	
Repsol Exploración Securé, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.
Repsol Exploración Perú, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.
Perú LNG Company, Llc.	Peru	Repsol Exploración Perú, S.A.	
TGP, S.A.	Peru	Perú Pipeline Holding Co. LLC	
Repsol YPF Oriente Medio, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.
Repsol Exploración México S.A. de C.V.	México	Repsol Exploración, S.A.	
Servicios Administrativos Cuenca de Burgos S.A. de C.V.	México	Repsol Exploración, S.A.	
Repsol Exploración Kazakhstán, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.
Zhambai LLP	Kazakhstan	Repsol Exploración Kazakhstan, S.A.	
Repsol Exploración Tobago, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.
Repsol Exploración Sierra Leona, S.L.	Spain	Repsol Exploración, S.A.	Repsol Exploración Tobago, S.A.
Repsol Exploración Suriname, S.L.	Spain	Repsol Exploración, S.A.	Repsol Exploración Tobago, S.A.
Repsol Exploración Venezuela, B.V.	Holland	Repsol Exploración, S.A.	
Calio LLC	Venezuela	Repsol Exploración Venezuela, B.V.	
Repsol YPF Venezuela, S.A.	Venezuela	Repsol Exploración Venezuela, B.V.	
Repsol YPF Venezuela Gas	Venezuela	Repsol YPF Venezuela, S.A.	
Cardón IV	Venezuela	Repsol YPF Venezuela Gas S.A.	
Petroquiriquire, S.A.	Venezuela	Repsol YPF Venezuela, S.A.	
Quiriquire Gas, S.A.	Venezuela	Repsol YPF Venezuela, S.A.	
Repsol Exploración Guinea, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.
BPRY Caribbean Ventures LLC	United States	Repsol Exploración, S.A.	
BP Amoco Trinidad & Tobago, LLG (consolidada en BCS dentro 822)	United States	BPRY Caribbean Ventures LLC	
Dubai Marine Areas, Ltd. (DUMA)	United Kingdom	Repsol Exploración, S.A.	
Repsol Investigaciones Petrolíferas, S.A.	Spain	Repsol Exploración, S.A.	
EniRepsa Gas Limited	Saudi Arabia	Repsol Exploración, S.A.	
Repsol USA Holdings Corp	United States	Repsol Exploración, S.A.	
Repsol Services Company	United States	Repsol USA Holdings Corp	
Repsol E&P USA, Inc	United States	Repsol USA Holdings Corp	
Repsol Energy North America Corp.	United States	Repsol USA Holdings Corp	
Repsol Offshore E&P Inc.	United States	Repsol USA Holdings Corp	
Repsol Advanced Services LTD	Switzerland	Repsol Exploración, S.A.	Repsol Murzuq SA
Repsol YPF Perú, BV	**Holland**	**Repsol YPF, S.A.**	
Grupo Repsol YPF del Perú, S.A.C.	Peru	Repsol YPF Perú, B.V.	
Refinería La Pampilla, S.A.	Peru	Repsol YPF Perú, B.V.	
Repsol Comercial, S.A.C.	Peru	Refinería La Pampilla, S.A.	
Repsol YPF Marketing S.A.C.	Peru	Repsol YPF Perú, B.V.	
Servicios y Operaciones Perú S.A.C	Peru	Repsol YPF Perú, B.V.	
Repsol International Finance B.V.	**Holland**	**Repsol YPF, S.A.**	
Repsol LNG Port of Spain, BV	Holland	Repsol International Finance, B.V.	
Atlantic 1 Holdings, LLC	Trinidad and Tobago	Repsol LNG Port of Spain, BV	
Atlantic LNG Co. of Trinidad & Tobago (3)	Trinidad and Tobago	Atlantic 1 Holdings, LLC	
Repsol International Capital, Ltd	Cayman Islands	Repsol International Finance, B.V.	
Repsol Investeringen, BV	Holland	Repsol International Finance, B.V.	
Repsol Netherlands Finance, BV	Holland	Repsol International Finance, B.V.	Repsol Investeringen, B.V.
Repsol YPF Capital, S.L.	Spain	Repsol International Finance, B.V.	Repsol YPF, S.A.
Caveant, S.A.	Argentina	Repsol YPF Capital, S.L.	Repsol YPF, S.A.
Gaviota RE S.A.	Luxemburg	Repsol International Finance, B.V.	Repsol Investeringen, B.V.
Greenstone Assurance, Ltd.	Islas Bermudas	Gaviota RE	
Repsol Canada Ltd.	Canadá	Repsol International Finance, B.V.	
Repsol Canada LNG, Ltd.	Canadá	Repsol International Finance, B.V.	
Repsol Energy Canada, Ltd.	Canadá	Repsol International Finance, B.V.	
Repsol Occidental Corporation	Estados Unidos	Repsol International Finance, B.V.	

114

APPENDIX I

		% of Total Participation		Amount in Millions of Euros				
Line of Business	Method of consolidation (4)	% of Direct Ownership	% of Control (5)	Share Capital	Reserves	2008 Profit (Loss)	Interim Dividend	Assets Owned (5)
Operation and management of service stations	M.P.	50.00	50.00	–	0.1	(0.1)	–	–
Marketing of oil products	M.P.	50.00	50.00	–	–	–	–	–
Marketing of oil products	M.P.	25.00	25.00	–	–	–	–	–
Property development	**I.G.**	**100.00**	**100.00**	**3.5**	**28.0**	**0.9**	**–**	**32.5**
Energy production	**I.P.**	**25.00**	**25.00**	**3.6**	**151.3**	**122.6**	**(80.0)**	**49.4**
Maintenance of gasification plants	**I.P.**	**25.00**	**25.00**	**6.0**	**58.4**	**15.0**	**–**	**19.9**
Treasury services	**I.G.**	**100.00**	**100.00**	**0.1**	**302.3**	**77.5**	**–**	**379.9**
Refining	**I.G.**	**85.98**	**85.98**	**120.5**	**437.0**	**134.0**	**(70.1)**	**534.3**
Distribution and marketing of asphalt products	I.G.	85.98	100.00	0.1	–	–	–	0.1
Exploration and production of oil and gas	**I.G.**	**100.00**	**100.00**	**24.6**	**1,367,2**	**345.5**	**–**	**1,737,3**
Exploration and production of oil and gas	I.G.	100.00	100.00	1.8	13.3	(5.1)	–	10.1
	I.P.	72.34	100.00	6.9	–	(4.1)	–	2.0
Exploration and production of oil and gas	I.G.	100.00	100.00	1.9	6.6	(1.0)	–	7.5
Exploration and production of oil and gas	I.G.	100.00	100.00	1.9	(0.6)	(12.0)	–	(10.6)
Exploration and production of oil and gas	I.G.	100.00	100.00	4.0	160.1	(38.2)	–	125.9
Exploration and production of oil and gas	I.G.	100.00	100.00	7.8	924.4	202.2	–	1,134,4
Exploration and production of oil and gas	I.G.	100.00	100.00	0.1	1.7	0.3	–	2.1
Exploration and production of oil and gas	I.G.	100.00	100.00	4.7	110.0	19.6	–	134.3
Portfolio company	I.G.	100.00	100.00	0.1	25.1	10.9	–	36.1
Other activities	M.P.	29.66	29.66	72.2	7.0	3.4	(5.4)	22.9
Other activities	M.P.	29.66	100.00	–	–	–	–	–
Exploration and production of oil and gas	I.G.	100.00	100.00	1.9	(0.6)	0.3	–	1.5
Exploration and production of oil and gas	I.G.	100.00	100.00	15.8	127.0	60.6	–	203.4
Supply and/or distribution of natural gas	M.P.	20.00	20.00	1,167,4	15.4	(24.6)	–	231.6
Supply and/or distribution of natural gas	M.P.	10.00	10.00	149.7	222.0	10.5	–	38.2
Exploration and production of oil and gas	I.G.	100.00	100.00	0.2	(0.1)	(16.5)	–	(16.4)
Exploration and production of oil and gas	I.G.	100.00	100.00	16.0	7.2	7.3	–	30.6
Exploration and production of oil and gas	I.G.	100.00	100.00	–	0.1	–	–	0.1
Exploration and production of oil and gas	I.G.	100.00	100.00	0.2	–	(2.3)	–	(2.2)
Exploration and production of oil and gas	M.P.	25.00	25.00	–	19.5	(0.1)	–	4.9
Exploration and production of oil and gas	I.G.	100.00	100.00	0.2	(0.1)	(1.1)	–	(0.9)
Exploration and production of oil and gas	I.G.	100.00	100.00	2.8	(1.4)	(0.6)	–	0.8
Exploration and production of oil and gas	I.G.	100.00	100.00	–	4.1	(16.6)	–	(12.6)
Portfolio company	I.G.	100.00	100.00	246.8	(83.8)	(2.9)	–	160.1
Exploration and production of oil and gas	I.G.	100.00	100.00	14.9	6.0	–	–	20.9
Exploration and production of oil and gas	I.G.	100.00	100.00	11.8	52.8	2.1	–	66.7
Exploration and production of oil and gas	I.G.	100.00	100.00	–	(5.5)	(0.9)	–	(6.4)
Exploration and production of oil and gas	I.P.	50.00	50.00	–	(17.4)	(4.8)	–	(11.1)
Exploration and production of oil and gas	I.P.	40.00	40.00	3.9	316.1	141.9	–	184.8
Exploration and production of oil and gas	I.P.	60.00	60.00	0.3	104.1	50.3	–	92.8
Exploration and production of oil and gas	I.G.	100.00	100.00	0.1	–	(1.6)	–	(1.5)
Portfolio company	I.P.	30.00	30.00	879.4	(1,620,8)	862.9	–	36.4
Exploration and production of oil and gas	I.P.	30.00	100.00	121.4	542.4	247.9	–	273.5
Exploration and production of oil and gas	I.P.	50.00	50.00	0.1	1.5	–	–	0.8
Exploration and production of oil and gas	I.G.	100.00	100.00	225.9	401.7	23.1	–	650.6
Supply and/or distribution of natural gas	M.P.	30.00	30.00	229.9	(58.3)	(164.9)	–	2.0
Exploration and production of oil and gas	I.G.	100.00	100.00	2,253,6	(98.2)	(22.7)	–	2,132,8
Exploration and production of oil and gas	I.G.	100.00	100.00	28.5	(0.1)	(2.7)	–	25.7
Exploration and production of oil and gas	I.G.	100.00	100.00	2,195,1	(105.0)	(29.7)	–	2,060,3
Marketing of LNG	I.G.	100.00	100.00	7.1	(1.7)	(3.1)	–	2.3
Exploration and production of oil and gas	I.G.	100.00	100.00	21.8	(14.8)	0.6	–	7.7
Other activities	I.G.	100.00	100.00	0.3	–	0.1	–	0.4
Portfolio company	**I.G.**	**100.00**	**100.00**	**90.1**	**75.1**	**15.5**	**–**	**180.6**
Portfolio company	I.G.	100.00	100.00	0.4	1.7	(1.0)	–	1.0
Refining	I.G.	51.03	51.03	105.6	91.6	(54.2)	–	73.0
Marketing of fuels	I.G.	51.03	100.00	60.3	1.0	1.1	–	31.9
Marketing of fuels and specialties	I.G.	100.00	100.00	2.4	8.9	7.6	–	18.9
Other activities	I.G.	100.00	100.00	–	–	0.1	–	0.2
Finance and holding company	**I.G.**	**100.00**	**100.00**	**256.0**	**1,128,3**	**145.9**	**–**	**1,530,3**
Portfolio company	I.G.	100.00	100.00	–	156.8	65.5	–	222.3
Portfolio company	M.P.	20.00	20.00	175.2	–	330.5	(330.5)	35.0
Supply and/or distribution of natural gas	M.P.	20.00	100.00	175.2	111.1	310.7	(330.5)	53.3
Finance	I.G.	100.00	100.00	0.7	350.7	(49.0)	–	302.3
Portfolio company	I.G.	100.00	100.00	–	–	–	–	–
Finance	I.G.	100.00	100.00	–	(19.8)	18.8	–	(1.0)
Portfolio company	I.G.	100.00	100.00	463.8	30.8	171.4	–	666.0
Investment company	I.G.	100.00	0.00	8.1	50.1	26.8	–	85.0
Reinsurance	I.G.	100.00	100.00	13.6	45.6	3.0	–	62.2
Reinsurance	I.G.	100.00	100.00	5.1	2.9	1.7	–	9.7
Regasification of L.N.G.	I.G.	100.00	100.00	3.6	(1.3)	(0.5)	–	1.8
Regasification of L.N.G.	I.G.	100.00	100.00	194.0	(62.7)	(21.4)	–	109.9
Marketing of LNG	I.G.	100.00	100.00	13.7	(3.1)	(1.5)	–	9.1
Exploration and production of oil and gas	I.P.	25.00	25.00	0.3	133.5	315.8	(369.3)	20.1

115

CONSOLIDATED ANNUAL ACCOUNTS

Name	Country	Parent Company	Other 'Shareholders (1)
Repsol Quimica, S.A.	**Spain**	**Repsol YPF, S.A.**	**Repsol Petróleo, S.A.**
Polidux, S.A.	Spain	Repsol Quimica, S.A.	Repsol YPF, S.A.
General Quimica, S.A.	Spain	Repsol Quimica, S.A.	Repsol Investigaciones Petroliferas S.A.
Cogeneración Gequisa, S.A.	Spain	General Quimica, S.A.	
Dynasol Elastómeros, S.A.	Spain	Repsol Quimica, S.A.	
Dynasol Elastómeros, S.A. de C.V.	México	Repsol Quimica, S.A.	
Dynasol Gestión, S.A.	Spain	Repsol Quimica, S.A.	
Dynasol LLC	Estados Unidos	Repsol Quimica, S.A.	
Repsol Polimeros LDA	Portugal	Repsol Quimica, S.A.	Repsol Lusitania, S.L.
Repsol Electricidade e Calor,ACE	Portugal	Repsol Polimeros LDA	
Repsol Chemie Deutchland GmbH	Alemania	Repsol Quimica, S.A.	
Repsol Lusitania, S.L.	**Spain**	**Repsol YPF, S.A.**	**Repsol Quimica, S.A.**
Repsol Italia, SpA	**Italy**	**Repsol YPF, S.A.**	
Gas Natural SDG, S.A.	**Spain**	**Repsol YPF, S.A.**	**Repsol Petróleo, S.A./Repsol Exploracion, S.A.**
Sagane, S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Europe Maghreb Pipeline, Ltd. (EMPL) (2)	United Kingdom	Sagane, S.A.	
Metragaz, S.A. (2)	Morroco	Sagane, S.A.	
Gas Natural transporte SDG, S.L. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Gas Natural Exploración, S.L. (2)	Spain	Gas Natural SDG, S.A.	La Energía, S.A.
El Andalus LNG SPA (3)	Argelia	Gas Natural Exploración, S. L.	
Repsol–Gas Natural LNG	Spain	Repsol YPF, S.A.	Gas Natural SDG, S.A.
Gas Natural Soluciones, S.L. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Kromschroeder, S.A. (3)	Spain	Gas Natural SDG, S.A.	
Gas Natural Castilla y León, S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Gas Natural Castilla La Mancha, S.A. (2)	Spain	Gas Natural SDG, S.A.	
Gas Natural Distribución SDG, S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Gas Natural Distribución Eléctrica, S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Electra de Abusejo, S.L. (2)	Spain	Gas Natural Distribución Eléctrica, S.A.	La Propagadora del Gas, S.A.
Distribuidora eléctrica Navasfrías, S.L.(2)	Spain	Gas Natural Distribución Eléctrica, S.A.	La Propagadora del Gas, S.A.
Gas Natural Rioja, S.A.(2)	Spain	Gas Natural SDG, S.A.	
Gas Navarra, S.A. (2)	Spain	Gas Natural SDG, S.A.	
Gas Galicia SDG, S.A.(2)	Spain	Gas Natural SDG, S.A.	
Gas Natural La Coruña, S.A.(2)	Spain	Gas Galicia SDG, S.A.	
Gas Aragón, S.A. (3)	Spain	Gas Natural SDG, S.A.	
La Propagadora del Gas, S.A. (2)	Spain	Gas Natural SDG, S.A.	Holding Gas Natural, S.A.
Gas Natural Informática, S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Gas Natural Andalucía, S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Compañía Auxiliar de Industrias Varias, S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
La Energía, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Sociedad de Tratamiento Hornillos, S.L.(2)	Spain	La Energía, S.A.	
UTE La Energía–GNE (2)	Spain	La Energía, S.A.	Gas Natural Electricidad SDG, S.A.
AECS Hospital Trias i Pujol AIE	Spain	La Energía, S.A.	
Sociedad de Tratamiento La Andaya, S.L.	Spain	La Energía, S.A.	
Tratamiento Almazán, S.L. (2)	Spain	La Energía, S.A.	
Tratamientos Cinca Medio, S.L. (2)	Spain	La Energía, S.A.	
Gas Natural Comercializadora, S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Oficina de cambios de suministrador S.A.	Spain	Gas Natural Comercializadora, S.A. (2)	
Gas Natural Servicios SDG, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
UTE GNS–Dalkia Energia	Spain	Gas Natural Servicios SDG, S.A.	
Gas Natural Electricidad SDG, S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Gas Natural Corporación Eólica, S.L.(2)	Spain	Gas Natural Electricidad SDG, S.A.	La Energía, S.A.
Corporación Eólica Zaragoza, S.L. (2)	Spain	Gas Natural Corporación Eólica, S.L.	
Montouto 2000, S.A.	Spain	Gas Natural Corporación Eólica, S.L.	
Explotaciones Eólicas Sierra de Utrera	Spain	Gas Natural Corporación Eólica, S.L.	
Enervent, S.A. (3)	Spain	Gas Natural Corporación Eólica, S.L.	
Buenergía Gas & Power Ltd (2)	Cayman Islands	Gas Natural Electricidad SDG, S.A. (2)	
Ecoeléctrica Holdings Ltd.	Cayman Islands	Buenergía Gas & Power Ltd	
Ecoeléctrica Ltd.	Cayman Islands	Ecoeléctrica Holdings Ltd.	
Ecoeléctrica LP Ltd.	Puerto Rico	Ecoeléctrica Holdings Ltd.	Ecoeléctrica Ltd.
Desarrollo de Energías Renovables, S.A. (2)	Spain	Gas Natural Corporación Eólica, S.L.	
Aplicaciones y Proyectos energéticos, S.A.(2)	Spain	Desarrollo de Energías Renovables, S.A.	
Boreas Eólica, S.A. (2)	Spain	Desarrollo de Energías Renovables, S.A.	
Los Castrios, S.A.	Spain	Boreas Eólica, S.A.	
Molinos de Valdebezana, S.A. (2)	Spain	Boreas Eólica, S.A.	
Sistemas Energéticos La Muela, S.A. (3)	Spain	Desarrollo de Energías Renovables, S.A.	
Sistemas Energéticos Mas Garullo, S.A. (3)	Spain	Desarrollo de Energías Renovables, S.A.	
Boreas Eólica 2, S.A. (2)	Spain	Desarrollo de Energías Renovables, S.A.	
Desarrollo de Energías Renovables de Navarra, S.A.	Spain	Desarrollo de Energías Renovables, S.A.	
Desarrollo de Energías Renovables de La Rioja, S.A.	Spain	Desarrollo de Energías Renovables, S.A.	
Molinos del Cidacos, S.A.	Spain	Desarrollo de Energías Renovables, S.A.	
Molinos de La Rioja, S.A.	Spain	Desarrollo de Energías Renovables, S.A.	
Molinos de Linares, S.A.	Spain	Molinos de La Rioja, S.A.	
GN Wind SL (2)	Spain	Desarrollo de Energías Renovables, S.A.	

116

APPENDIX I

		% of Total Participation		Amount in Millions of Euros				
Line of Business	Method of consolidation (4)	% of Direct Ownership	% of Control (5)	Share Capital	Reserves	2008 Profit (Loss)	Interim Dividend	Assets Owned (5)
Production and sale of petrochemicals	**I.G.**	**100.00**	**100.00**	**60.5**	**(8.7)**	**(246.9)**	**–**	**(195.1)**
Production and sale of petrochemicals	I.G.	100.00	100.00	17.4	(5.8)	(8.3)	–	3.4
Production and sale of petrochemicals	I.G.	100.00	100.00	3.0	17.3	(1.4)	–	18.9
Production of electricity and steam	M.P.	39.00	39.00	1.8	2.7	4.3	–	3.4
Production and marketing of chemicals	I.P.	50.01	50.01	16.8	20.9	(10.5)	–	13.6
Production and marketing of chemicals	M.P.	49.99	49.99	33.7	16.0	0.6	–	25.2
Production of quemicals	M.P.	50.00	50.00	0.1	0.6	0.2	–	0.5
Marketing of petrochemicals	M.P.	50.00	50.00	–	–	–	–	–
Production and sale of petrochemicals	I.G.	100.00	100.00	303.3	68.6	(56.5)	–	315.4
Production of electricity	M.P.	66.67	66.67	–	–	–	–	–
Marketing of chemicals	I.G.	100.00	100.00	0.1	0.6	0.9	–	1.5
Portfolio company	**I.G.**	**100.00**	**100.00**	**–**	**1.0**	**(2.4)**	**–**	**(1.5)**
Marketing of oil products	**I.G.**	**100.00**	**100.00**	**2.4**	**24.7**	**(6.5)**	**–**	**20.6**
Distribution of gas	**I.P.**	**30.85**	**30.85**	**448.0**	**4,610,0**	**992.0**	**(214.0)**	**1,800,2**
Supply of natural gas	I.P.	30.85	100.00	94.8	22.1	89.1	–	63.5
Transmission of gas	I.P.	22.39	72.60	0.1	70.7	119.3	(45.0)	32.5
Transmission of gas	I.P.	22.30	72.30	3.4	0.9	1.0	–	1.2
Distribution of gas	I.P.	30.85	100.00	14.9	44.0	8.9	(7.2)	18.7
Oil and gas research and exploration	I.P.	30.85	100.00	26.8	(0.6)	(9.2)	–	5.2
Liquefaction	M.P.	9.87	32.00	–	–	–	–	–
Supply and distribution of natural gas	I.P.	65.42	50.00	2.0	0.1	0.7	–	1.8
Services	I.P.	30.85	100.00	6.2	4.1	3.7	–	4.3
Finances y other activities	M.P.	13.11	42.50	0.7	10.9	0.1	–	1.5
Distribution of gas	I.P.	27.79	90.10	6.3	78.6	21.2	–	29.5
Distribution of gas	I.P.	29.30	95.00	26.8	17.4	3.8	–	14.1
Distribution of gas	I.P.	30.85	100.00	101.0	1,026,7	285.0	(284.3)	348.1
Distribution of electricity	I.P.	30.85	100.00	1.2	0.1	(0.3)	–	0.3
Distribution of electricity	I.P.	30.85	100.00	0.7	(0.1)	(0.5)	–	–
Distribution of electricity	I.P.	30.85	100.00	0.2	(7.0)	–	–	(2.1)
Distribution of gas	I.P.	26.99	87.50	2.7	8.9	3.5	–	4.1
Distribution of gas	I.P.	27.76	90.00	3.6	27.1	7.4	–	10.6
Distribution of gas	I.P.	19.12	62.00	32.6	7.3	(0.8)	–	7.5
Distribution of gas	I.P.	17.40	56.40	2.3	(0.7)	0.6	–	0.4
Distribution of gas	M.P.	10.80	35.00	5.9	44.4	10.1	–	6.5
Portfolio company	I.P.	30.85	100.00	0.2	1.3	0.7	–	0.7
Computer services	I.P.	30.85	100.00	19.9	4.3	(3.5)	–	6.4
Distribution of gas	I.P.	30.85	100.00	12.4	41.4	7.5	–	18.9
Services	I.P.	30.85	100.00	0.3	1.4	0.1	–	0.6
Electricity cogeneration	I.P.	30.85	100.00	10.7	1.4	1.3	–	4.1
Electricity cogeneration	I.P.	29.00	94.00	1.2	1.4	0.2	–	0.8
Electricity cogeneration	I.P.	30.85	100.00	2.0	–	0.1	–	0.6
Electricity cogeneration	I.P.	15.42	50.00	0.4	(0.4)	–	–	–
Electricity cogeneration	I.P.	18.50	60.00	1.1	1.8	0.2	–	0.6
Electricity cogeneration	I.P.	27.76	90.00	2.7	(0.1)	(0.1)	–	0.7
Production of wind power	I.P.	24.68	80.00	2.0	–	0.3	–	0.6
Marketing of gas and industrial electricity	I.P.	30.85	100.00	2.4	29.9	4.7	–	11.4
Services	I.P.	6.17	20.00	–	–	–	–	–
Marketing of gas, electricity y Energy management	I.P.	30.85	100.00	2.9	19.6	(17.0)	–	1.7
Energy management	I.P.	15.42	50.00	–	(0.2)	–	–	–
Electricity generation and trading	I.P.	30.85	100.00	32.8	(4.8)	(26.0)	–	0.6
Portfolio company	I.P.	30.85	100.00	5.5	5.8	3.7	–	4.6
Production of wind power	I.P.	20.98	68.00	2.5	0.3	1.0	–	0.8
Production of wind power	I.P.	15.12	49.00	6.0	1.9	3.1	–	1.7
Production of wind power	I.P.	15.42	50.00	2.7	2.8	5.1	–	1.6
Production of wind power	M.P.	8.02	26.00	2.4	3.7	2.1	–	0.7
Portfolio company	I.P.	29.30	95.00	0.1	(43.4)	12.5	–	(9.0)
Portfolio company	I.P.	14.65	47.50	63.2	19.4	–	(20.4)	9.1
Portfolio company	I.P.	14.65	47.50	0.6	0.2	–	(0.2)	0.1
Electricity cogeneration	I.P.	14.65	47.50	63.2	39.6	43.2	(12.1)	19.6
Production of wind power	I.P.	30.85	100.00	42.2	128.1	19.7	(10.0)	55.5
Production of wind power	I.P.	30.85	100.00	0.1	0.1	–	–	0.1
Production of wind power	I.P.	30.70	99.50	5.2	5.5	3.3	–	4.3
Production of wind power	I.P.	10.16	33.10	2.2	0.3	1.5	–	0.4
Production of wind power	I.P.	18.42	59.70	0.1	–	(0.1)	–	–
Production of wind power	M.P.	6.17	20.00	3.1	3.5	2.0	–	0.5
Production of wind power	M.P.	5.55	18.00	1.5	2.2	1.7	–	0.3
Production of wind power	I.P.	27.76	90.00	2.6	4.5	3.1	–	2.8
Production of wind power	I.P.	15.42	50.00	9.9	28.6	14.9	(4.0)	7.6
Production of wind power	I.P.	11.20	36.30	16.5	3.1	7.3	–	3.0
Production of wind power	I.P.	15.42	50.00	10.3	8.5	12.9	–	4.9
Production of wind power	I.P.	10.27	33.30	3.0	2.5	3.8	–	1.0
Production of wind power	I.P.	7.71	25.00	0.1	–	–	–	–
Production of wind power	I.P.	30.85	100.00	–	–	–	–	–

117

CONSOLIDATED ANNUAL ACCOUNTS

Name	Country	Parent Company	Other 'Shareholders (1)
GN Wind SL 2 (2)	Spain	Desarrollo de Energías Renovables, S.A.	
GN Wind SL 3 (2)	Spain	Desarrollo de Energías Renovables, S.A.	
GN Wind SL 4 (2)	Spain	Desarrollo de Energías Renovables, S.A.	
GN Wind SL 5 (2)	Spain	Desarrollo de Energías Renovables, S.A.	
GN Wind SL 6 (2)	Spain	Desarrollo de Energías Renovables, S.A.	
GN Wind Canarias SL (2)	Spain	Desarrollo de Energías Renovables, S.A.	
GN Energy Canarias SL(2)	Spain	Desarrollo de Energías Renovables, S.A.	
Energías Eólicas Fuerteventura, S.L. (3)	Spain	Desarrollo de Energías Renovables, S.A.	
Energías Eólicas de Lanzarote, S.L. (3)	Spain	Desarrollo de Energías Renovables, S.A.	
Alas Capital & GN, S.A. (3)	Spain	Desarrollo de Energías Renovables, S.A.	
O Novo Aquilón, S.L.	Spain	Desarrollo de Energías Renovables, S.A.	
Parques Eólicos 2008-2012, S.L	Spain	Desarrollo de Energías Renovables, S.A.	
Energy way Produçao de energía, LDA (2)	Portugal	Gas Natural Electricidad SDG, S.A.	
Lantarón Energía S.L. (2)	Spain	Gas Natural Electricidad SDG, S.A.	La Propagadora del Gas, S.A.
Dawn Energy	Portugal	Gas Natural Electricidad, SDG	
Desarrollo del Cable, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Gas Natural Cantabria SDG, S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Gas Natural Murcia SDG, S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Gas Natural Cegas S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Gas Natural Aprovisionamientos SDG, S.A. (2)	Spain	Gas Natural SDG, S.A.	Sagane, S.A.
Gas Natural Finance, BV (2)	Holland	Gas Natural SDG, S.A.	
Holding Gas Natural, S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Gas Natural Sao Paulo Sul, S.A. (2)	Brazil	Gas Natural, SDG, S.A.	Gas Natural Servicios SDG, S.A.
Gas Natural International, Ltd. (2)	Irlanda	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Natural RE, S.A.(2)	Luxemburg	Gas Natural International, Ltd.	Holding Gas Natural, S.A.
Administración y Servicios ECAP, S.A. de C.V.	Mexico	Gas Natural International, Ltd.	
Pitta Construzioni S.p.A.	Italy	Gas Natural Internacional SDG, S.A.	
Gas Natural Internacional SDG, S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Natural Energy, S.A. (2)	Argentina	Gas Natural Internacional SDG, S.A.	La Propagadora del Gas, S.A.
CEG Rio, S.A. (2)	Brazil	Gas Natural Internacional SDG, S.A.	Gas Natural SDG, S.A.
Companhia Distribuidora de Gás do Rio de Janeiro S.A. (2)	Brazil	Gas Natural Internacional SDG, S.A.	Gas Natural SDG, S.A.
Gas Natural Commercialisation France, S.A.S. (2)	France	Gas Natural Internacional SDG	
Gas Natural Puerto Rico, INC (2)	Puerto Rico	Gas Natural Internacional SDG, S.A.	
Invergas, S.A. (2)	Argentina	Gas Natural Internacional, SDG, S.A.	
Gas Natural Ban, S.A.(2)	Argentina	Invergas, S.A.	Gas Natural Argentina SDG, S.A.
Gas Natural Argentina SDG, S.A. (2)	Argentina	Gas Natural Internacional, SDG, S.A.	
Gas Natural do Brasil S.A. (2)	Brazil	Gas Natural Internacional, SDG, S.A.	Gas Natural Servicios SDG, S.A.
Gas Natural Serviços, S.A. (2)	Brazil	Gas Natural Internacional, SDG, S.A.	Gas Natural do Brasil S.A.
Gas Natural México, S.A. de CV (2)	México	Gas Natural Internacional, SDG, S.A.	Gas Natural SDG, S.A.
Comercializadora Metrogas S.A. de CV (2)	México	Gas Natural México, S.A. de C.V.	Sistemas de Administración y Servicios, S.A. de C.V.
Adm. Servicios Energía México, S.A. de CV (2)	México	Comercializadora Metrogas S.A. de CV	
Energía y Confort Admón. de Personal, S.A. de CV (2)	México	Gas Natural México, S.A. de CV	Gas Natural Internacional SDG, S.A.
Gas Natural Servicios, S.A. de C.V. (2)	México	Gas Natural México, S.A. de CV	Gas Natural Internacional SDG, S.A.
Gas Natural Vehicular del Norte A en P (3)	México	Gas Natural Servicios, S.A. de C.V.	Gas Natural Internacional SDG, S.A.
Transnatural, SRL de CV.	México	Gas Natural México, S.A. de CV	
CH4 Energía, S.A de CV.	México	Gas Natural México, S.A. de CV	
Gas Natural Vendita Italia, SPA (2)	Italy	Gas Natural Internacional SDG, S.A.	
Gas Natural Distribuzione S.p.A. (2)	Italy	Gas Natural Internacional SDG, S.A.	
Gasdotti Azienda Siciliana, S.P.A. (2)	Italy	Gas Natural Distribuzione S.p.A.	Autocartera
Agragas, S.P.A.(2)	Italy	Gas Natural Distribuzione S.p.A.	Autocartera
Normanna Gas, S.P.A.(2)	Italy	Gas Natural Distribuzione S.p.A.	Autocartera
Congas Servizi Consorzio Gas Acqua Servizi, S.p.A. (2)	Italy	Normanna Gas, S.P.A.	Agragas, S.P.A./Gasdotti Azienda Siciliana, S.P.A.
Gas Natural Italia SpA (2)	Italy	Gas Natural Distribuzione S.p.A.	
Smedigas, S.P.A. (2)	Italy	Gas Natural Internacional SDG, S.A.	
Gas Natural Rigassificazione Italia, SPA (2)	Italy	Gas Natural Internacional SDG, S.A.	
Sistemas Administración y Servicios, S.A. de CV (2)	México	Gas Natural Internacional, SDG, S.A.	Gas Natural SDG, S.A.
Natural Servicios, S.A. (2)	Argentina	Gas Natural Internacional, SDG, S.A.	
Serviconfort Colombia S.A. (2)	Colombia	Gas Natural Internacional, SDG, S.A.	La Propagadora del Gas, S.A.
Gas Natural, S.A. ESP (2)	Colombia	Gas Natural Internacional, SDG, S.A.	
Gas Natural Cundiboyacense, S.A. ESP (2)	Colombia	Gas Natural, S.A. ESP	
Gas Natural del Oriente, S.A. ESP (2)	Colombia	Gas Natural, S.A. ESP	
Gas Natural Servicios, Ltd.	Colombia	Gas Natural, S.A. ESP	
Gases de Barrancabermeja, S.A. ESP (2)	Colombia	Gas Natural del Oriente, S.A. ESP	
Portal del Instalador, S.A. (2)	Spain	Gas Natural Informática S.A.	Repsol YPF, S.A.
Central Anahuac, SA de CV (2)	México	Gas Natural Internacional, SDG, S.A.	Controladora del Golfo, S.A. de C.V.
Controladora del Golfo SA de CV (2)	México	Gas Natural Internacional, SDG, S.A.	
Central Lomas del Real, SA de CV (2)	México	Controladora del Golfo, S.A. de C.V.	Gas Natural Internacional, SDG, S.A.
Central Saltillo S.A. de C.V. (2)	México	Gas Natural Internacional, SDG, S.A.	Controladora del Golfo, S.A. de C.V.
Central Vallehermoso SA de CV (2)	México	Gas Natural Internacional, SDG, S.A.	Controladora del Golfo, S.A. de C.V.
Compañía Mexicana de Gerencia y Operación SA de CV (2)	México	Gas Natural Internacional, SDG, S.A.	Controladora del Golfo, S.A. de C.V.
Electricidad Aguila de Altamira SA de CV (2)	México	Gas Natural Internacional, SDG, S.A.	Controladora del Golfo, S.A. de C.V.
Gasoducto del Rio SA de CV (2)	México	Gas Natural Internacional, SDG, S.A.	Controladora del Golfo, S.A. de C.V.
Italmeco S.R.L. (2)	Italy	Gas Natural Internacional, SDG, S.A.	

118

APPENDIX I

Line of Business	Method of consolidation (4)	% of Total Participation: % of Direct Ownership	% of Total Participation: % of Control (5)	Amount in Millions of Euros: Share Capital	Reserves	2008 Profit (Loss)	Interim Dividend	Assets Owned (5)
Production of wind power	I.P.	30.85	100.00	–	–	–	–	–
Production of wind power	I.P.	30.85	100.00	–	–	–	–	–
Production of wind power	I.P.	30.85	100.00	–	–	–	–	–
Production of wind power	I.P.	30.85	100.00	–	–	–	–	–
Production of wind power	I.P.	30.85	100.00	–	–	–	–	–
Production of wind power	I.P.	30.85	100.00	–	–	–	–	–
Production of wind power	I.P.	30.85	100.00	–	–	–	–	–
Production of wind power	I.P.	15.43	50.00	–	–	–	–	–
Production of wind power	I.P.	15.43	50.00	–	–	–	–	–
Production of wind power	M.P.	12.34	40.00	0.1	–	–	–	–
Production of wind power	I.P.	18.51	60.00	–	–	–	–	–
Production of wind power	I.P.	16.66	54.00	–	–	–	–	–
Production of wind power	I.P.	30.85	100.00	–	–	–	–	–
Electricity cogeneration	I.P.	30.85	100.00	–	–	–	–	–
Production of wind power	I.P.	30.85	100.00	–	–	–	–	–
Telecommunications	I.P.	30.85	100.00	21.1	20.6	11.9	–	16.5
Distribution of gas	I.P.	27.88	90.40	3.2	28.0	3.5	–	9.7
Distribution of gas	I.P.	30.81	99.90	24.3	(5.8)	(4.0)	–	4.5
Distribution of gas	I.P.	30.75	99.70	25.4	68.1	11.7	–	32.4
Supply of natural gas	I.P.	30.85	100.00	0.6	14.9	194.8	–	56.1
Finance	I.P.	30.85	100.00	–	2.0	0.5	–	0.8
Portfolio company	I.P.	30.85	100.00	0.3	0.2	–	–	0.2
Distribution of gas	I.P.	30.85	100.00	350.7	(205.3)	22.6	(9.5)	48.9
Finance	I.P.	30.85	100.00	25.4	11.7	0.6	–	11.6
Insurance	I.P.	30.85	100.00	3.2	9.1	5.1	–	5.4
Services	I.P.	22.15	71.80	–	(0.3)	–	–	(0.1)
Distribution of gas	I.P.	30.85	100.00	6.0	1.3	(0.3)	–	2.2
Portfolio company	I.P.	30.85	100.00	349.5	120.4	1.4	–	145.4
Marketing of natural gas	I.P.	24.80	80.40	0.2	(0.3)	1.7	–	0.4
Distribution of gas	I.P.	18.38	59.60	27.5	19.6	23.5	(12.4)	10.7
Distribution of gas	I.P.	16.72	54.20	164.9	53.4	44.7	(33.3)	38.4
Marketing of natural gas	I.P.	30.85	100.00	–	1.4	15.3	–	5.2
Portfolio company	I.P.	30.85	100.00	0.8	(0.1)	(0.4)	–	0.1
Portfolio company	I.P.	22.21	72.00	48.9	60.5	–	–	24.3
Distribution of gas	I.P.	15.55	50.40	214.7	(138.5)	11.1	(13.4)	11.5
Portfolio company	I.P.	22.21	72.00	105.0	(23.5)	–	–	18.1
Production and marketing of electricity	I.P.	30.84	100.00	0.6	(1.6)	(0.2)	–	(0.4)
Services	I.P.	30.85	100.00	1.9	1.2	1.2	(0.2)	1.3
Distribution of gas	I.P.	22.15	71.80	470.7	(204.6)	16.9	–	62.7
Distribution of gas	I.P.	22.15	71.80	128.1	(77.9)	(0.1)	–	11.1
Services	I.P.	22.15	71.80	–	–	(0.3)	–	(0.1)
Services	I.P.	22.30	72.30	–	(0.2)	0.6	–	0.1
Services	I.P.	22.15	71.80	6.1	(1.0)	1.1	–	1,4
Distribution of gas	I.P.	11.29	36.60	0.7	(0.1)	(0.1)	–	0.1
Transmission and marketing of gas	I.P.	11.07	35.90	10.4	(14.9)	(8.6)	–	(1.5)
Transmission and marketing of gas	I.P.	11.07	35.90	0.6	1.1	1.4	–	0.3
Marketing of natural gas	I.P.	30.85	100.00	2.1	5.3	0.6	–	2.5
Portfolio company and distribution of gas	I.P.	30.85	100.00	4.7	116.1	(1.4)	–	36.8
Distribution of gas	I.P.	27.76	90.00	0.5	21.6	(0.1)	–	6.1
Distribution of gas	I.P.	27.76	90.00	0.1	35.0	0.9	–	10.0
Distribution of gas	I.P.	27.76	90.00	0.1	29.2	0.6	–	8.3
Marketing of natural gas	I.P.	27.77	90.00	0.1	1.0	(0.1)	–	0.3
Portfolio company	I.P.	30.85	100.00	0.1	0.4	0.1	–	0.2
Distribution of gas	I.P.	30.85	100.00	0.6	19.6	(4.2)	–	4.9
Regasification of gas	I.P.	30.85	100.00	7.4	–	–	–	2.3
Services	I.P.	26.84	87.00	–	0.2	–	–	0.1
Gas installation work	I.P.	24.80	80.40	2.1	(0.9)	0.4	–	0.4
Services	I.P.	30.85	100.00	0.2	–	0.6	–	0.2
Distribution of gas	I.P.	18.23	59.10	10.9	130.2	84.0	–	41,0
Distribution of gas	I.P.	14.13	45.80	1.1	9.5	4.1	–	2.1
Distribution of gas	I.P.	9.94	32.20	9.2	23.4	9.0	(9.4)	3.2
Services	I.P.	30.85	100.00	0.3	(0.1)	1.3	–	0.5
Distribution of gas	I.P.	9.93	32.20	1.3	1.3	0.8	–	0.3
Services	I.P.	26.22	85.00	1.3	0.1	0.2	–	0.4
Cogeneration of electricity	I.P.	30.85	100.00	254.8	(75.6)	5.6	–	57.0
Cogeneration of electricity	I.P.	30.85	100.00	122.7	–	–	–	37.9
Cogeneration of electricity	I.P.	30.85	100.00	37.5	130.5	(5.2)	–	50.2
Cogeneration of electricity	I.P.	30.85	100.00	150.7	(43.1)	3.9	–	34.4
Cogeneration of electricity	I.P.	30.85	100.00	43.4	160.6	(2.4)	–	62.2
Cogeneration of electricity	I.P.	30.85	100.00	–	0.6	(0.1)	–	0.2
Cogeneration of electricity	I.P.	30.85	100.00	159.8	(41.6)	2.7	–	37.3
Cogeneration of electricity	I.P.	30.85	100.00	2.7	6.5	2.4	–	3.6
Distribution of gas	I.P.	30.85	100.00	22.4	(1.1)	(1.2)	–	6.2

119

CONSOLIDATED ANNUAL ACCOUNTS

Name	Country	Parent Company	Other 'Shareholders (1)
Calgas SCARL (2)	Italy	Italmeco S.R.L.	
Mecogas SRL (2)	Italy	Italmeco S.R.L.	
Cetraro Distribuzione Gas S.r.l.	Italy	Italmeco S.R.L.	
Torre Marenostrum, S.A. (3)	Spain	Gas Natural SDG, S.A.	
Central Térmica la Torrecilla, S.A.	Spain	Gas Natural SDG, S.A.	
Gas Natural Capital Markets, S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Gas Natural Comercial SDG, S.L.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Petroleum Oil & Gas España, S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Biogas Doña Juana S.A. E.S.P.	Colombia	Gas Natural SDG, S.A.	
YPF, S.A.	**Argentina**	**Repsol YPF, S.A.**	**Repsol YPF Capital/ CAVEANT/R.Exploración**
YPF International, S.A.	Bolivia	YPF, S.A.	Repsol YPF Bolivia/Repsol YPF E&P Bolivia
YPF Ecuador Inc.	Cayman Islands	YPF International, S.A.	
YPF Guyana, Ltd.	Cayman Islands	YPF International, S.A.	
YPF Holdings Inc.	United States	YPF, S.A.	
CLH Holdings	United States	YPF Holdings Inc.	
Tierra Solutions Inc.	United States	CLH Holdings	
Maxus Energy Corporation	United States	YPF Holdings Inc.	
Maxus US Exploration Co.	United States	Maxus Energy Corporation	
Maxus International Energy Co.	United States	Maxus Energy Corporation	
Gateway Coal Company	United States	Maxus Energy Corporation	
Compañía Mega	Argentina	YPF, S.A.	
Operadora de Estaciones de Servicio, S.A. OPESSA	Argentina	YPF, S.A.	Repsol YPF Gas, S.A.
YPF Inversora Energética, S.A.	Argentina	YPF, S.A.	Astra Evangelista, S.A.
Gas Argentino, S.A. (GASA)	Argentina	YPF Inversora Energética, S.A.	
Metrogas, S.A.	Argentina	Gas Argentino, S.A. (GASA)	
Oiltanking Ebytem, S.A.	Argentina	YPF, S.A.	
A&C Pipeline Holding	Cayman Islands	YPF, S.A.	
Oleoducto Transandino Argentino, S.A. 3)	Argentina	A&C Pipeline Holding	
Oleoducto Trasandino Chile, S.A. (3)	Chile	A&C Pipeline Holding	
Oleoducto Transandino Argentina Accs preferidas	Argentina	YPF, S.A.	
Oleoducto Transandino Chile Acciones preferidas	Chile	YPF, S.A.	Repsol YPF Chile
Gasoducto del Pacifico Caiman	Cayman Islands	YPF, S.A.	
Gasoducto del Pacifico Chile (Ordinarias)	Chile	Gasoducto del Pacifico Caiman	
Gasoducto del Pacifico Argentina, S.A.(Ordinarias)	Argentina	Gasoducto del Pacifico Caiman	
Gasoducto del Pacifico Argentina, S.A.(Preferidas)	Argentina	Gasoducto del Pacifico (Cayman) S.A.	YPF,S.A.
Profertil, S.A.	Argentina	YPF, S.A.	
Refinerías del Norte, S.A. (REFINOR)	Argentina	YPF, S.A.	
Terminales Marítimas Patagónicas, S.A.	Argentina	YPF, S.A.	
Oleoductos del Valle, S.A. (OLDELVAL)	Argentina	YPF, S.A.	
Poligas Luján, S.A.	Argentina	YPF, S.A.	
Astra Evangelista, S.A.	Argentina	YPF, S.A.	OPESSA
AESA Construcciones y Servicios	Brazil	Astra Evangelista, S.A.	YPF, S.A.
Adicor, S.A.	Uruguay	Astra Evangelista, S.A.	
Gasoducto Oriental, S.A.	Argentina	Astra Evangelista, S.A.	
Inversora Dock Sud, S.A.	Argentina	YPF, S.A.	
Central Dock Sud, S.A.	Argentina	Inversora Dock Sud, S.A.	YPF, S.A.
Pluspetrol Energy, S.A.	Argentina	YPF, S.A.	
Repsol YPF Chile, S.A	**Chile**	**Repsol YPF, S.A.**	**OPESSA**
Repsol YPF Bolivia, S.A.	**Bolivia**	**Repsol YPF, S.A.**	**R. Ex.plorac./Rex. Perú/Rex. Colombia/ R.YPF E&P Bolivia**
YPFB Andina, S.A. (Empresa Petrolera Andina, S.A.)	Bolivia	Repsol YPF Bolivia, S.A.	
Transierra S.A.	Bolivia	YPFB Andina, S.A. (Empresa Petrolera Andina, S.A.)	
Maxus Bolivia Inc.	Bolivia	Repsol YPF Bolivia, S.A.	
Repsol YPF E&P de Bolivia, S.A.	Bolivia	Maxus Bolivia Inc.	R. YPF Bolivia, S.A. / Rex. Perú, S.A. / Rex. Colombia, S.A.
AESA Construcciones y Servicios Bolivia	Bolivia	Repsol YPF Bolivia, S.A.	R. YPF E&P de Bolivia, S.A. / Astra Evangelista
Repsol YPF Brasil, S.A.	**Brazil**	**Repsol YPF, S.A.**	**OPESSA**
Transportadora Sul Brasileira do Gas, S.A.	Brazil	Repsol YPF Brasil, S.A.	
Repsol YPF Importadora de Productos, Ltda.	Brazil	Repsol YPF Brasil, S.A.	Repsol Gas Brasil, S.A.
Servicios Logisticos Combustibles de Aviacion	Spain	Repsol YPF Lubricantes y Especialidades, S.A.	Repsol Comercial de Productos Petrolíferos
Biocarburantes Tarragona	Spain	Repsol Petróleo, S.A.	
Biocarburantes Cartagena	Spain	Repsol Petróleo, S.A.	

120

APPENDIX I

Line of Business	Method of consolidation (4)	% of Total Participation: % of Direct Ownership	% of Control (5)	Amount in Millions of Euros: Share Capital	Reserves	2008 Profit (Loss)	Interim Dividend	Assets Owned (5)
Distribution of gas	I.P.	30.85	100.00	1.7	–	–	–	0.5
Marketing of natural gas	I.P.	30.85	100.00	–	0.1	0.1	–	0.1
Marketing of natural gas	I.P.	18.51	60.00	0.1	–	–	–	–
Finances y other activities	M.P.	13.88	45.00	5.3	14.4	(0.2)	–	2.7
Cogeneration of electricity	I.P.	15.42	50.00	1.2	(54.3)	–	–	(8.2)
Finance	I.P.	30.85	100.00	0.1	0.1	0.1	–	0,1
Marketing of domestic gas	I.P.	30.85	100.00	4.5	(0.6)	1.5	–	1.7
Exploration of oil and gas	I.P.	30.85	100.00	3.9	51.5	(0.3)	–	17.0
Treatment and Advancement of biogas	I.P.	15.36	49.80	1.1	–	–	–	0.2
Exploration and production of oil and gas	**I.G.**	**84.04**	**84.04**	**3,909,8**	**105.0**	**660.6**	**–**	**3,929,2**
Portfolio company	I.G.	84.04	100.00	118.6	(79.0)	(0.6)	–	32.8
Exploration and production of oil and gas	I.G.	84.04	100.00	0.7	(0.7)	–	–	–
Exploration and production of oil and gas	I.G.	84.04	100.00	–	(3.4)	(3.1)	–	(5.5)
Portfolio company	I.G.	84.04	100.00	634.4	(646.4)	(98.5)	–	(92.9)
Finance	I.G.	84.04	100.00	187.0	(230.9)	38.9	–	(4.2)
Other activities	I.G.	84.04	100.00	187.6	(231.6)	38.9	–	(4.2)
Exploration and production of oil and gas	I.G.	84.04	100.00	406.3	(377.1)	(135.2)	–	(89.1)
Exploration and production of oil and gas	I.G.	84.04	100.00	1.3	(120.7)	(5.3)	–	(104.8)
Other activities	I.G.	84.04	100.00	23.3	(28.2)	–	–	(4.1)
Other activities	I.G.	84.04	100.00	(8.2)	(0.3)	0.1	–	(7.0)
Fractionation of gas	I.P.	31.94	38.00	145.8	19.3	65.6	–	73.7
Marketing of oil and gas	I.G.	84.04	99.85	28.4	(4.0)	22.0	–	39.0
Portfolio company	I.G.	84.04	100.00	–	–	–	–	–
Portfolio company	M.P.	38.10	45.33	64.8	(99.3)	(11.6)	–	–
Distribution of gas	M.P.	26.67	70.00	119.1	(78.2)	5.2	–	–
Transmission and storage of oil and gas	M.P.	25.21	30.00	8.4	0.3	1.3	–	2.5
Finance	M.P.	30.25	36.00	–	–	–	–	–
Construction and operation of oil pipelines	M.P.	30.25	100.00	–	–	–	–	–
Construction and operation of oil pipelines	M.P.	30.25	100.00	–	–	–	–	–
Construction and operation of oil pipelines	M.P.	30.25	36.00	32.3	(25.6)	3.1	–	2.9
Construction and operation of oil pipelines	M.P.	33.13	36.00	10.5	1.6	–	–	4.0
Finance	M.P.	8.40	10.00	–	–	–	–	–
Construction and operation of oil pipelines	M.P.	7,35	87.50	–	–	–	–	–
Construction and operation of oil pipelines	M.P.	7.35	87.50	–	–	–	–	–
Construction and operation of oil pipelines	M.P.	8.40	10.00	32.4	(18.9)	6.1	–	1.7
Production and sale of gas products	I.P.	42.02	50.00	255.8	(39.8)	47.3	–	110.6
Refining and marketing of oil products	I.P.	42.02	50.00	72.5	59.0	(8.7)	–	51.6
Logistics of oil derivative products	M.P.	27.86	33.15	10.3	16.1	3.1	–	8.2
Logistics of oil derivative products	M.P.	31.09	37.00	79.1	(35.6)	(6.8)	–	11.4
Bottling, transport and marketing of L.P.G.	I.G.	42.43	50.49	–	–	–	–	–
Engineering and construction	I.G.	84.04	100.00	1.8	21.7	8.7	–	27.0
Engineering and construction	I.G.	84.04	100.00	0.8	(0.7)	(0.1)	–	–
Other activities	I.G.	84.04	100.00	–	–	–	–	–
Distribution of gas	M.P.	14.00	16.66	–	–	–	–	–
Portfolio company	M.P.	36.02	42.86	67.6	(106.5)	10.0	–	(10.4)
Construction and operation of a power station	M.P.	33.55	79.83	113.0	(177.1)	11.7	–	(17.6)
Exploration and production of oil and gas	I.P.	37.82	45.00	20.1	45.2	22.0	–	33.0
Administration of investments of YPF in Chile	**I.G.**	**100.00**	**100.00**	**–**	**18.0**	**(2.5)**	**–**	**15.5**
Portfolio company	**I.G.**	**100.00**	**100.00**	**722.0**	**(222.1)**	**104.9**	**–**	**604.7**
Exploration and production of oil and gas	I.P.	48.92	48.92	194.7	234.0	168.6	–	292.2
Transporte de hidrocarburos	M.P.	21.77	44.50	57.5	25.4	5.4	–	19.2
Exploration and production of oil and gas	I.G.	100.00	100.00	95.5	94.2	36.2	–	225.9
Exploration and production of oil and gas	I.G.	100.00	100.00	109.1	79.6	38.1	–	226.8
Transmission of oil and gas	I.G.	100.00	100.00	–	1.7	–	–	1.6
Operation and marketing of oil and gas	**I.G.**	**100.00**	**100.00**	**1,363,7**	**(394.8)**	**24.4**	**–**	**993.4**
Construction and operation of gas pipelines	I.P.	25.00	25.00	24.8	(24.8)	–	–	–
Marketing of oil products	I.G.	100.00	100.00	0.3	0.1	0.1	–	0.4
Distribution of gas	I.P.	49.96	50.00	3.5	8.3	0.7	–	6.3
Manufacturing, distribution and sale of all types of biocombustibles and other related activities	I.G.	99.97	100.00	0.5	–	–	–	0.5
Manufacturing, distribution and sale of all types of biocombustibles and other related activities	I.G.	100.00	100.00	0.5	–	–	–	0.5

(1) Other companies of the Group have ownership in the share capital of the company, but inferior to the ownership of the parent company.
(2) The data corresponding to this company are incorporated by full consolidation in the parent. The parent consolidates proportionally in the Repsol YPF Group.
(3) The data corresponding to this company are incorporated by full consolidation in the parent. The parent integrates by the equity method in the Repsol YPF Group.
(4) Consolidation Method:
F.C.: Full consolidation
P.C.: Proportionate consolidation
E.M.: Equity Method
(5) Percentage of the Parent shareholding over the Shareholder
Nota: The equity of the companies whose functional currency is not the Euro has been converted to the Euro at the closing date.

121

CONSOLIDATED ANNUAL ACCOUNTS

Appendix I

Changes in the scope of consolidation for the year ended 31 december 2008

Name	Country	Parent Company	Transaction
YPF, S.A.	Argentina	Repsol YPF, S.A.	Decrease in share capital
Empresa Petrolera Andina, S.A.	Bolivia	Repsol YPF Bolivia, S.A.	Decrease in share capital
Oil Enterprise, Ltd. (SPE)	Cayman Islands	YPF, S.A.	Exclusion from the scope of consolidation
Repsol YPF Distribuidora, S.A.	Brazil	Repsol YPF Brasil, S.A.	Exclusion from the scope of consolidation
Refinaria de Petróleos Manguinhos, S.A.	Brazil	Repsol YPF Brasil, S.A.	Exclusion from the scope of consolidation
Manguinhos Distribuidora, S.A.	Brazil	Refinaria Petróleos Manguinhos, S.A.	Exclusion from the scope of consolidation
Manguinhos Quimica, S.A.	Brazil	Refinaria Petróleos Manguinhos, S.A.	Exclusion from the scope of consolidation
Operadora de Postos de Servicos Ltda.	Brazil	Repsol YPF Brasil, S.A.	Exclusion from the scope of consolidation
YPF Malaysia, Ltd.	Cayman Islands	YPF International, S.A.	Exclusion from the scope of consolidation
Repsol Bronderslev A/S	Denmark	Repsol Quimica, S.A.	Exclusion from the scope of consolidation
Repsol Polivar, SPA	Italy	Repsol Bronderslev, A/S	Exclusion from the scope of consolidation
Repsol Inco AG	Switzerland	Repsol Exploración Murzuq, S.A.	Exclusion from the scope of consolidation
Repsol YPF Comercial del Ecuador, S.A.	Ecuador	Repsol YPF, S.A.	Exclusion from the scope of consolidation
Combustibles Industriales Oil Trader, S.A.	Ecuador	Repsol YPF Comercial Ecuador, S.A.	Exclusion from the scope of consolidation
Repsol YPF Gas de Bolivia, S.A.	Bolivia	Repsol YPF GLP de Bolivia S.A.	Exclusion from the scope of consolidation
Servicios Logísticos de Combustibles de Aviación, SLU	Spain	Terminales Canarios, S.L.	Exclusion from the scope of consolidation
Repsol YPF Productos y Servicios Petrolíferos, S.A	Spain	Repsol YPF Lubricantes y Especialidades, S.A.	Exclusion from the scope of consolidation
Euroboxes, S.A.	Spain	Repsol YPF Lubricantes y Especialidades, S.A.	Exclusion from the scope of consolidation
Repsol Advanced Services LTD	Switzerland	Repsol Exploración, S.A.	Inclusion in the scope of consolidation
Servicios Logísticos Combustibles de Aviación	Spain	Repsol YPF Lubricantes y Especialidades, S.A.	Inclusion in the scope of consolidation
Biocarburantes Tarragona	Spain	Repsol Petróleo, S.A.	Inclusion in the scope of consolidation
Biocarburantes Cartagena	Spain	Repsol Petróleo, S.A.	Inclusion in the scope of consolidation
Biogas Doña Juana S.A. E.S.P.	Colombia	Gas Natural SDG, S.A.	Inclusion in the scope of consolidation
Administración y Servicios ECAP, S.A. de C.V.	Mexico	Gas Natural International, Ltd.	Inclusion in the scope of consolidation
Cetraro Distribuzione Gas S.r.l.	Italy	Italmeco S.R.L.	Inclusion in the scope of consolidation
O Novo Aquilón, S.L.	Spain	Desarrollo de Energías Renovables, S.A.	Inclusion in the scope of consolidation
Parques Eólicos 2008–2012, S.L	Spain	Desarrollo de Energías Renovables, S.A.	Inclusion in the scope of consolidation
Oficina de cambios de suministrador S.A.	Spain	Gas Natural Comercializadora, S.A. (2)	Inclusion in the scope of consolidation
Dawn Energy	Portugal	Gas Natural Electricidad, SDG	Inclusion in the scope of consolidation
Pitta Construzioni S.p.A.	Italy	Gas Natural Internacional SDG, S.A.	Inclusion in the scope of consolidation
Gas Natural Servicios, Ltd.	Colombia	Gas Natural, S.A. ESP	Inclusion in the scope of consolidation
Gas Natural West Africa, S.L. (2)	Spain	Gas Natural Exploración, S. L.	Increase in share capital
Sociedad de Tratamiento La Andaya, S.L.	Spain	La Energía, S.A.	Increase in share capital
Sociedad de Tratamiento Hornillos, S.L.(2)	Spain	La Energía, S.A.	Increase in share capital
Portal del Instalador, S.A. (2)	Spain	Gas Natural Informática S.A.	Increase in share capital
Alberto Pasqualini REFAP, S.A.(6)	Brazil	Repsol YPF Brasil, S.A.	Reclassification to non-current assets available for sale
West Siberian Resources LTD (6)	Russia	Repsol Exploración, S.A.	Reclassification to non-current assets available for sale

(1) Other companies of the Group have ownership in the share capital of the company, but inferior to the ownership of the parent company.
(2) The data corresponding to this company are incorporated by full consolidation in the parent. The parent consolidates proportionally in the Repsol YPF Group.
(3) The data corresponding to this company are incorporated by full consolidation in the parent. The parent integrates by the equity method in the Repsol YPF Group.
(4) Consolidation Method:
F.C.: Full consolidation
P.C.: Proportionate consolidation
E.M.: Equity Method
(5) Percentage of the Parent shareholding over the Shareholder
(6) The variations in the line items of the consolidated balance sheet generated by this variation is recorded in the line "Reclassification and others" of the movements presented in the different notes.

122

APPENDIX I

	31.12.08			01.01.08		
		% of Total Ownership			% of Total Ownership	
Date	Method of Consolidation (4)	% of Direct Ownership	% of Control (5)	Method of Consolidation (4)	% of Direct Ownership	% of Control (5)
Feb-08	I.G.	84,04	84,04	I.G.	99.04	99.04
May-08	I.P.	48,92	48,92	I.G.	50.00	50.00
May-08	–	–	–	I.G.	99.04	100.00
Oct-08	–	–	–	I.G.	100.00	100.00
Oct-08	–	–	–	I.P.	31.13	31.13
Oct-08	–	–	–	I.P.	31.13	100.00
Oct-08	–	–	–	I.P.	31.13	100.00
May-08	–	–	–	I.G.	100.00	100.00
Sep-08	–	–	–	I.G.	99.04	100.00
Feb-08	–	–	–	I.G.	100.00	100.00
Feb-08	–	–	–	I.G.	100.00	100.00
May-08	–	–	–	P.E.	40.00	40.00
Sep-08	–	–	–	I.G.	100.00	100.00
Sep-08	–	–	–	I.G.	100.00	100.00
Nov-08	–	–	–	I.G.	51.00	51.00
Nov-08	–	–	–	I.P.	48.33	100.00
Nov-08	–	–	–	I.G.	100.00	100.00
Dic-08	–	–	–	P.E.	100.00	100.00
Jul-08	I.G.	100.00	100.00		–	–
Nov-08	I.P.	50.00	50.00		–	–
Dic-08	I.G.	100.00	100.00		–	–
Dic-08	I.G.	100.00	100.00		–	–
Feb-08	I.P.	15.36	49.80		–	–
Mar-08	I.P.	30.85	100.00		–	–
Abr-08	I.P.	18.51	60.00		–	–
Jun-08	I.P.	18.51	60.00		–	–
Jun-08	I.P.	16.66	54.00		–	–
Jun-08	P.E.	6.17	20.00		–	–
Jun-08	I.P.	30.85	100.00		–	–
Jul-08	I.P	30.85	100.00		–	–
Jun-08	I.P	30.85	100.00		–	–
Feb-08	I.P.	72.34	100.00	I.P.	30.85	100.00
Jul-08	I.P.	18.50	60.00	I.P.	13.88	45.00
Jul-08	I.P.	29.00	94.00	I.P.	24.68	80.00
Jul-08	I.P.	26.22	85.00	I.P.	33.14	75.00
Jun-08	–	–	–	I.P.	30.00	30.00
Abr-08	–	–	–	P.E.	10.00	10.00

123

CONSOLIDATED ANNUAL ACCOUNTS

Appendix I

Changes in the scope of consolidation for the year ended 31 december 2007

Name	Country	Parent Company	Transaction
A.I.E. Ciudad Sanitaria Vall d' Hebrón	Spain	La Energía, S.A.	Exclusion from the scope of consolidation
AECS Hospital Bellvitge AIE	Spain	La Energía, S.A.	Exclusion from the scope of consolidation by liquidation
Alas Capital & GN, S.A. (3)	Spain	Desarrollo de Energías Renovables, S.A.	Inclusion in the scope of consolidation
Argentine Private Development Company (APDC)	Cayman Islands	YPF, S.A.	Exclusion from the scope of consolidation
A&C Pipeline Holding	Cayman Islands	YPF, S.A.	Increase in share capital
Burgalesa de Generación Eólica, S.A.	Spain	Sinia XXI, S.A.	Exclusion from the scope of consolidation by sale
Calgas SCARL (2)	Italy	Italmeco S.R.L.	Inclusion in the scope of consolidation
Central Anahuac, S.A. de CV (2)	México	Gas Natural Internacional, SDG, S.A.	Inclusion in the scope of consolidation
Central Lomas del Real, S.A. de CV (2)	México	Controladora del Golfo, S.A. de C.V.	Inclusion in the scope of consolidation
Central Saltillo S.A. de C.V. (2)	México	Gas Natural Internacional, SDG, S.A.	Inclusion in the scope of consolidation
Central Vallehermoso SA de CV (2)	México	Gas Natural Internacional, SDG, S.A.	Inclusion in the scope of consolidation
Compañía Logística de Hidrocarburos CLH, S.A.	Spain	Repsol YPF, S.A.	Decrease in share capital
Compañía Mexicana de Gerencia y Operación S.A. de CV (2)	México	Gas Natural Internacional, SDG, S.A.	Inclusion in the scope of consolidation
Controladora del Golfo S.A. de CV (2)	México	Gas Natural Internacional, SDG, S.A.	Inclusion in the scope of consolidation
El Andalus LNG Spa.	Spain	Repsol Exploración Argelia, S.A.	Decrease in share capital
Electricidad Aguila de Altamira S.A. de CV (2)	México	Gas Natural Internacional, SDG, S.A.	Inclusion in the scope of consolidation
Energías Eólicas de Lanzarote, S.L. (3)	Spain	Desarrollo de Energías Renovables, S.A.	Inclusion in the scope of consolidation
Energías Eólicas Fuerteventura, S.L. (3)	Spain	Desarrollo de Energías Renovables, S.A.	Inclusion in the scope of consolidation
Euro 24, S.L.	Spain	Autoclub Repsol, S.L.	Increase in share capital
Gas Natural SDG Argentina, S.A. (2)	Argentina	Gas Natural Internacional, SDG, S.A.	Increase in share capital
Gas Natural Vehicular del Norte A en P (3)	México	Gas Natural Servicios, S.A. de C.V.	Inclusion in the scope of consolidation
Gas Natural West Africa, S.L. (2)	Spain	Gas Natural Exploración, S. L.	Inclusion in the scope of consolidation
Gasoducto del Rio S.A. de CV (2)	México	Gas Natural Internacional, SDG, S.A.	Inclusion in the scope of consolidation
GN Energy Canarias S.L. (2)	Spain	Desarrollo de Energías Renovables, S.A.	Inclusion in the scope of consolidation
GN Wind Canarias S.L. (2)	Spain	Desarrollo de Energías Renovables, S.A.	Inclusion in the scope of consolidation
GN Wind S.L. (2)	Spain	Desarrollo de Energías Renovables, S.A.	Inclusion in the scope of consolidation
GN Wind S.L. 2 (2)	Spain	Desarrollo de Energías Renovables, S.A.	Inclusion in the scope of consolidation
GN Wind S.L. 3 (2)	Spain	Desarrollo de Energías Renovables, S.A.	Inclusion in the scope of consolidation
GN Wind S.L. 4 (2)	Spain	Desarrollo de Energías Renovables, S.A.	Inclusion in the scope of consolidation
GN Wind S.L. 5 (2)	Spain	Desarrollo de Energías Renovables, S.A.	Inclusion in the scope of consolidation
GN Wind S.L. 6 (2)	Spain	Desarrollo de Energías Renovables, S.A.	Inclusion in the scope of consolidation
Invergas, S.A (2)	Argentina	Gas Natural SDG, S.A.	Increase in share capital
Iradia Climatización AIE	Spain	Gas Natural Soluciones, S.L.	Exclusion from the scope of consolidation by liquidation
Italmeco S.R.L. (2)	Italy	Gas Natural Internacional, SDG, S.A.	Inclusion in the scope of consolidation
Limagás, S.A.	Peru	Repsol YPF Comercial Perú, S.A.	Exclusion from the scope of consolidation
Mecogas SRL (2)	Italy	Italmeco S.R.L.	Inclusion in the scope of consolidation
Natural Energy, S.A. (2)	Argentina	Gas Natural Internacional SDG, S.A.	Increase in share capital
Natural Servicios, S.A. (2)	Argentina	Gas Natural Internacional, SDG, S.A.	Increase in share capital
Oleoducto Trasandino Argentino, S.A.	Argentina	YPF, S.A.	Increase in share capital
Oleoducto Trasandino Chile, S.A.	Chile	YPF, S.A.	Increase in share capital
Operaciones y Servicios YPF, Ltda.	Chile	Repsol YPF Chile, Limitada	Exclusion from the scope of consolidation by sale
Petróleos Transandinos YPF, S.A.	Chile	Repsol YPF Chile, Limitada	Exclusion from the scope of consolidation by sale
Polymed	Argelia	Repsol Química, S.A.	Exclusion from the scope of consolidation
Polymer Technology Inc.	United States	Repsol Química, S.A.	Exclusion from the scope of consolidation
Repsol (UK) Ltd.	United Kingdom	Repsol International Finance, B.V.	Exclusion from the scope of consolidation by liquidation
Repsol YPF Tesorería y Gestión Financiera, S.A	Spain	Repsol YPF, S.A.	Inclusion in the scope of consolidation
Servicios y Operaciones Perú S.A.C.	Peru	Repsol YPF Perú, B.V.	Inclusion in the scope of consolidation
Termobarrancas	Venezuela	Repsol Exploración S.A.	Exclusion from the scope of consolidation by sale
Termogaucha – Usina Termeléctrica, S.A.	Brazil	Repsol YPF Brasil, S.A.	Exclusion from the scope of consolidation by liquidation
Transportadora Sulbrasielira de Gas (TSB)	Brazil	Repsol YPF Brasil, S.A.	Increase in share capital
Tratamientos Cinca Medio, S.L. (2)	Spain	La Energía, S.A.	Inclusion in the scope of consolidation
YPF Jambi Merang, B.V.	Holland	YPF International, S.A.	Exclusion from the scope of consolidation
Zhambai LLP	Kazakhstan	Repsol Exploración Kazakhstan, S.A.	Inclusion in the scope of consolidation

(1) Other companies of the Group have ownership in the share capital of the company, but inferior to the ownership of the parent company.
(2) The data corresponding to this company are incorporated by full consolidation in the parent. The parent consolidates proportionally in the Repsol YPF Group.
(3) The data corresponding to this company are incorporated by full consolidation in the parent. The parent integrates by the equity method in the Repsol YPF Group.
(4) Consolidation Method:
F.C.: Full consolidation
P.C.: Proportionate consolidation
E.M.: Equity Method
(5) Percentage of the Parent shareholding over the Shareholder

124

APPENDIX I

	31.12.07			01.01.07		
		% of Total Ownership			% of Total Ownership	
Date	Method of Consolidation (4)	% of Direct Ownership	% of Control (5)	Method of Consolidation (4)	% of Direct Ownership	% of Control (5)
Dic-07	–	–	–	I.P.	25.06	81.25
Dic-07	–	–	–	I.P.	15.42	50.00
Dic-07	P.E.	12.34	40.00	–	–	–
Sep-07	–	–	–	I.G.	99.04	100.00
Dic-07	P.E.	35.65	35.65	P.E.	17.83	18.00
Feb-07	–	–	–	P.E.	7.48	24.24
Dic-07	I.P.	30.85	100.00	–	–	–
Dic-07	I.P.	30.85	100.00	–	–	–
Dic-07	I.P.	30.85	100.00	–	–	–
Dic-07	I.P.	30.85	100.00	–	–	–
Dic-07	I.P.	30.85	100.00	–	–	–
Dic-07	P.E.	15.00	15.00	P.E.	25.00	25.00
Dic-07	I.P.	30.85	100.00	–	–	–
Dic-07	I.P.	30.85	100.00	–	–	–
Dic-07	P.E.	9,87	32.00	I.P.	57.87	80.00
Dic-07	I.P.	30.85	100.00	–	–	–
Dic-07	I.P.	15.43	50.00	–	–	–
Dic-07	I.P.	15.43	50.00	–	–	–
Abr-07	I.G.	100.00	100.00	I.G.	48.33	100.00
Jun-07	I.P.	30.85	100.00	I.P.	22.21	72.00
Oct-07	I.P.	13.67	44.30	–	–	–
Nov-07	I.P.	30.85	100.00	–	–	–
Dic-07	I.P.	30.85	100.00	–	–	–
Dic-07	I.P.	30.85	100.00	–	–	–
Dic-07	I.P.	30.85	100.00	–	–	–
Dic-07	I.P.	30.85	100.00	–	–	–
Dic-07	I.P.	30.85	100.00	–	–	–
Dic-07	I.P.	30.85	100.00	–	–	–
Dic-07	I.P.	30.85	100.00	–	–	–
Dic-07	I.P.	30.85	100.00	–	–	–
Dic-07	I.P.	30.85	100.00	–	–	–
Jun-07	I.P.	30.85	100.00	I.P.	22.21	72.00
Nov-07	–	–	–	I.P.	30.85	100.00
Dic-07	I.P.	30.85	100.00	–	–	–
Dic-07	–	–	–	P.E.	29.85	29.97
Dic-07	I.P.	30.85	100.00	–	–	–
Jun-07	I.P.	30.85	100.00	I.P.	22.21	72.00
Jun-07	I.P.	30.85	100.00	I.P.	22.21	72.00
Dic-07	P.E.	35.65	35.65	P.E.	17.83	18.00
Dic-07	P.E.	35.65	35.65	P.E.	17.83	18.00
Dic-07	–	–	–	I.G.	100.00	100.00
Dic-07	–	–	–	I.G.	99.99	100.00
Jun-07	–	–	–	P.E.	26.95	26.95
Nov-07	–	–	–	P.E.	70.00	70.00
Jul-07	–	–	–	P.E.	100.00	100.00
Ene-07	I.G.	100.00	100.00	–	–	–
Sep-07	I.G.	100.00	100.00	–	–	–
Dic-07	–	–	–	I.G.	100.00	100.00
Dic-07	–	–	–	I.P.	26.00	26.00
Abr-07	I.P.	25.00	25.00	I.P.	15.00	15.00
Sep-07	I.P.	24.68	80.00	–	–	–
Abr-07	–	–	–	I.G.	99.04	100.00
Dic-07	P.E.	25.00	25.00	–	–	–

125

CONSOLIDATED ANNUAL ACCOUNTS

Appendix II Jointly controlled assets and operations in 2008

Name	Participation (%)	Operator	Line of Business
Argelia			
Gassi Chergui	60.00%	Repsol Exploración Argelia, S.A.	Exploration
M'sari Akabli	45.00%	Repsol Exploración Argelia	Exploration and production
Reggane	45.00%	Repsol Exploración Argelia	Exploration and production
TFR	60.00%	Repsol Exploración Argelia	Exploration and production
TFT	30.00%	GIFT	Exploration and production
Argentina			
Acambuco UTE	22.50%	Pan American Energy LLC	Exploration and production
Agua Pichana UTE	27.27%	Total Austral S.A.	Exploration and production
Aguaragüe UTE	30.00%	Tecpetrol S.A.	Exploration and production
CAM-2/A SUR UTE	50.00%	Sipetrol Argentina S.A.	Exploration and production
Campamento Central / Cañadón Perdido UTE	50.00%	YPF	Exploration and production
El Tordillo UTE	12.20%	Tecpetrol S.A.	Exploration and production
La Tapera y Puesto Quiroga UTE	12.20%	Tecpetrol S.A.	Exploration and production
Llancanelo UTE	51.00%	YPF	Exploration and production
Magallanes UTE	50.00%	Sipetrol Argentina S.A.	Exploration and production
Palmar Largo UTE	30.00%	Pluspetrol S.A.	Exploration and production
Puesto Hernández UTE	61.55%	Petrobas Argentina S.A.	Exploration and production
Consorcio Ramos	15.00%	Pluspetrol S.A.	Exploration and production
San Roque UTE	34.11%	Total Austral S.A.	Exploration and production
Tierra del Fuego UTE	30.00%	Petrolera L.F. Company S.R.L.	Exploration and production
Zampal Oeste UTE	70.00%	YPF	Exploration and production
Consorcio Yac La Ventana – Rio Tunuyan	60.00%	YPF	Exploration and production
Consorcio CNQ 7/A	50.00%	Petro Andina Resources Ltd.	Exploration and production
Bolivia			
Asociacion Accidental Tecna y Asociados	10.00%	Tecna Bolivia SA	Engineering plant of LNG
Bloque Monteagudo	39.78%	Repsol E&P Bolivia S.A.	Exploration
Bloque Caipipendi	38.00%	Repsol E&P Bolivia S.A.	Exploration
Bloque Charagua	30.00%	Repsol E&P Bolivia S.A.	Exploration
Bloque San Alberto	50.00%	Petrobras S.A.	Exploration
Bloque San Antonio	50.00%	Petrobras S.A.	Exploration
Planta de Servicios de Compresión de Gas Rio Grande	24.46%	Andina S.A.	Compression of gas
Brazil			
BM-C-33	50.00%	Repsol YPF Brasil	Exploration
BM-ES-29	100.00%	Repsol YPF Brasil	Exploration
BM-ES-30	40.00%	Amerada Hess	Exploration
BM-S-55	75.00%	Repsol YPF Brasil	Exploration
BM-S-47	50.00%	BGE&P Brasil	Exploration
BM-S-48	75.00%	Repsol YPF Brasil	Exploration
BM-S-51	40.00%	Petrobras S.A.	Exploration
BM-S-50	20.00%	Petrobras S.A.	Exploration
BM-S-43	25.00%	Shell	Exploration
BM-S-44	25.00%	Petrobras S.A.	Exploration
BM-S-13	40.00%	BGE&P Brasil	Exploration
BM-S-9	25.00%	Petrobras S.A.	Exploration
BM-S-7	37.00%	Petrobras S.A.	Exploration
BM-C-3	20.00%	Petrobras S.A.	Exploration
BM-C-4	30.00%	Petrobras S.A.	Exploration
BM-ES-21	20.00%	Petrobras S.A.	Exploration
ALBACORA LESTE	10,00%	Petrobras S.A.	Desarrollo
Canada			
Canaport LNG Limited Partnership	75.00%	Repsol Canadá LTD	Regasification of LNG
Colombia			
Capachos	50.00%	Repsol Exploración Colombia	Exploration and production
El Queso	25.00%	Repsol Exploración Colombia	Exploration
Catleya	50.00%	Ecopetrol	Exploration
Orquidea	40.00%	Hocol	Exploration

126

APPENDIX II

Name	Participation (%)	Operator	Line of Business
Ecuador			
Bloque 16	35.00%	Repsol YPF Ecuador S.A.	Exploration and production
Spain			
Albatros	82.00%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Boquerón	63.39%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Angula	54.00%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Casablanca	71.92%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Gaviota	82.00%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Barracuda	60.00%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Rodaballo	70.23%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Chipirón	98.00%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Montanazo	5.26%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Murcia-Siroco	12.34%	Repsol Investigaciones Petrolíferas S.A.	Exploration
Sestao Knutser	15.43%	Repsol Gas Natural LNG, S.L.	Exploration and production
Guinea			
Bloque C	35.00%	Mobil Ecuatorial Guinea. INC	Exploration
Irán			
BKH-II	33.00%	OMV Onshore Exploration GMBH	Exploration
MQE-1	33.00%	OMV Onshore Exploration GMBH	Exploration
BKH-3A	33.00%	OMV Onshore Exploration GMBH	Exploration
BKH-4N	33.00%	OMV Onshore Exploration GMBH	Exploration
Kenia			
L5	20.00%	Woodside energy	Exploration
L7	20.00%	Woodside energy	Exploration
Libia			
NC115	5.20%	Akakus Oil Operations	Producción
NC186/187/190	3.84%	Akakus Oil Operations	Producción
BLOQUES 199-204	60.00%	Repsol Exploration Murzuq	Exploration
EPSA3	35.00%	Woodside Energy N.A.	Exploration
BLOQUE 137	50.00%	Petrocanada Ventures (North Africa) Ltd.	Exploration
Morroco			
Tanger Larache	48.00%	Repsol Exploración Marruecos	Exploration
Mauritius			
TA09	70.00%	Repsol Exploración	Exploration
TA10	70.00%	Repsol Exploración	Exploration
Peru			
Lote 57	53.84%	Repsol Exploración Perú S.A.	Exploration
Lote 39	55.00%	Repsol Exploración Perú S.A.	Exploration
Lote 90	50.50%	Repsol Exploración Perú S.A.	Exploration
Lote 56	10.00%	Pluspetrol Perú Corporation SA	Exploration and production
Lote 88	10.00%	Pluspetrol Perú Corporation SA	Exploration and production
Lote 76	50.00%	Hunt Oil Company of Perú L.L.C. Sucursal del Perú	Exploration
Lote 103	30.00%	Talisman Petrolera del Perú LLC Sucursal del Perú	Exploración
Sierra Leona			
SL6	25.00%	Anadarko, S.L.	Exploration
SL7	25.00%	Anadarko, S.L.	Exploration
Trinidad & Tobago			
Bloque 5B/BPTT Offshores Trinidad	30.00%	Amoco Trinidad Gas BV	Exploration
Venezuela			
Yucal Placer	15.00%	Repsol YPF Venezuela	Exploration and production

127

CONSOLIDATED ANNUAL ACCOUNTS

Appendix II

Jointly controlled assets and operations in 2007

Name	Participation (%)	Operator	Line of Business
Argelia			
Gassi chergui	60%	Repsol Exploración Argelia	Exploration and production
M'sari Akabli	45%	Repsol Exploración Argelia	Exploration and production
Reggane	45%	Repsol Exploración Argelia	Exploration and production
TFR	60%	Repsol Exploración Argelia	Exploration and production
TFT	30%	GIFT	Exploration and production
Argentina			
Acambuco	22.50%	Pan American Energy LLC	Exploration and production
Agua Pichana	27.27%	Total Austral, S.A.	Exploration and production
Aguaragüe	30.00%	Tecpetrol, S.A.	Exploration and production
CAM-2/A SUR	50.00%	Sipetrol S.A.	Exploration and production
Campamento Central / Cañadón Perdido	50.00%	YPF, S.A.	Exploration and production
CNQ 7/A	50.00%	Petro Andina Resources Ltd. Sucursal Argentina	Exploration and production
El Tordillo	12.20%	Tecpetrol, S.A.	Exploration and production
La Tapera y Puesto Quiroga	12.20%	Tecpetrol, S.A.	Exploration and production
Llancanelo	51.00%	YPF, S.A.	Exploration and production
Magallanes	50.00%	Sipetrol S.A.	Exploration and production
Palmar Largo	30.00%	Pluspetrol, S.A.	Exploration and production
Puesto Hernández	61.55%	Petrobas Energía, S.A.	Exploration and production
Ramos	15.00%	Pluspetrol, S.A.	Exploration and production
San Roque	34.11%	Total Austral, S.A.	Exploration and production
Tierra del Fuego	30.00%	Petrolera L.F. Company S.R.L.	Exploration and production
Yac La ventana-Rio Tunuyan	60.00%	YPF, S.A.	Exploration and production
Zampal Oeste	70.00%	YPF, S.A.	Exploration and production
Brazil			
BM-C-33	50%	Repsol YPF Brasil	Exploration
BM-ES-29	100%	Repsol YPF Brasil	Exploration
BM-ES-30	40%	Amerada Hess	Exploration
BM-S-55	75%	Repsol YPF Brasil	Exploration
BM-S-47	50%	BGE&P Brasil	Exploration
BM-S-48	75%	Repsol YPF Brasil	Exploration
BM-S-51	40%	Petrobras S.A.	Exploration
BM-S-50	20%	Petrobras S.A.	Exploration
BM-S-43	25%	Shell	Exploration
BM-S-44	25%	Petrobras S.A.	Exploration
BM-S-13	40%	BGE&P Brasil	Exploration
BM-S-9	25%	Petrobras S.A.	Exploration
BM-S-7	37%	Petrobras S.A.	Exploration
BM-C-3	20%	Petrobras S.A.	Exploration
BM-C-4	30%	Petrobras S.A.	Exploration
BM-ES-21	20%	Petrobras S.A.	Exploration
ALBACORA LESTE	10%	Petrobras S.A.	Discovery
Bolivia			
Bloque Monteagudo	50%	Repsol E&P Bolivia S.A.	Exploration
Bloque Caipipendi	38%	Repsol E&P Bolivia S.A.	Exploration
Bloque Charagua	30%	Repsol E&P Bolivia S.A.	Exploration
Bloque San Alberto	50%	Petrobras S.A.	Exploration
Bloque San Antonio	50%	Petrobras S.A.	Exploration
Planta de Servicios de Compresión de Gas Rio Grande	50%	Andina S.A.	Compression of gas

128

APPENDIX II

Name	Participation (%)	Operator	Line of Business
Canada			
Canaport Ltd. Partnership	75%	Canaport Ltd.	Regasification of LNG
Colombia			
Capachos	50%	Repsol Exploración Colombia	Exploration and production
Ecuador			
Bloque 14	25%	Petroriente S.A.	Exploration and production
Bloque 16	35%	Repsol YPF Ecuador S.A.	Exploration and production
Spain			
Albatros	82%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Boqueron	62%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Angula	54%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Casablanca	69%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Gaviota	82%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Barracuda	60%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Rodaballo	69%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Chipiron	98%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Libya			
NC115	10%	Akakus Oil Operations	Production
NC186/187/190	8%	Akakus Oil Operations	Production
BLOQUES 199-204	60%	Repsol Exploración Murzuq	Exploration
EPSA3	35%	Woodside Energy N.A.	Exploration
BLOQUE 137	50%	Petro - Canda Ventures (North Africa) Ltd.	Exploration
Peru			
Lotes 56 & 88	10%	Pluspetrol Perú Corporation	Exploration and production
Trinidad & Tobago			
BPTT Offshores Trinidad	30%	BP	Exploration and production
Venezuela			
Yucal Placer	15%	Repsol YPF Venezuela	Exploration and production

129

CONSOLIDATED ANNUAL ACCOUNTS

Appendix III Investments and/or positions held by the members of the board of directors in companies with the same, similar or complementary activity than Repsol YPF, S.A.

D. Antonio Brufau Niubó

Positions:

Vice President of Gas Natural SDG, S.A. Board of Directors

Investments:

Gas Natural SDG, S.A.: 32,306 shares

D. Juan María Nin Génova

Positions:

Board Member of Gas Natural SDG, S.A.

Investments:

Gas Natural SDG, S.A.: 144 shares

D. Henri Philippe Reichstul

Position:

Board Member of Ashmore Energy International – Houston

President of Brenco – Companhia Brasileira de Energia Renovável.

D. Luis Suárez de Lezo Mantilla

Position:

Board Member of Compañía Logística de Hidrocarburos, S.A. (CLH) Board Member of Repsol – Gas Natural LNG, S.L.

Investments:

Gas Natural SDG, S.A.: 8,765 shares 130

Supplementary information on oil and gas exploration and production activities

(unaudited information)

Information shown in the following tables is prepared based on our primary financial statements in accordance with IFRS as described in Notes 2 and 3 to the Consolidated Financial Statements.

Capitalised costs

Capitalised costs represent the historical costs capitalised to assets with proved and non-proved oil and gas reserves, including auxiliary equipment and facilities, and the related accumulated depreciation and accumulated impairment losses.

	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
AT 31 DECEMBER 2006						Millions of Euros
Costs capitalised to assets with proved reserves	25,002	303	1,152	19,291	3,514	742
Costs capitalised to assets with non proved reserves	2,043	–	109	290	617	1,027
	27,045	303	1,261	19,581	4,132	1,769
Auxiliary equipment and facilitie	1,934	428	322	358	801	26
Total capitalised costs	**28,979**	**730**	**1,583**	**19,939**	**4,933**	**1,795**
Accumulated depreciation and impairment losses	(16,880)	(649)	(1,049)	(13,580)	(1,597)	(5)
Net amounts	**12,099**	**82**	**533**	**6,359**	**3,336**	**1,789**
AT 31 DECEMBER 2007						Millions of Euros
Costs capitalised to assets with proved reserves	24,002	359	1,108	18,241	3,320	974
Costs capitalised to assets with proved reserves	1,999	–	173	169	535	1,122
	26,001	359	1,281	18,410	3,855	2,096
Auxiliary equipment and facilitie	2,047	425	254	356	933	79
Total capitalised costs	**28,048**	**784**	**1,535**	**18,766**	**4,788**	**2,175**
Accumulated depreciation and impairment losses	(16,699)	(665)	(1,013)	(13,272)	(1,745)	(4)
Net amounts	**11,349**	**119**	**522**	**5,494**	**3,043**	**2,171**
AT 31 DECEMBER 2008						Millions of Euros
Costs capitalised to assets with proved reserves	26,553	383	752	20,638	3,498	1,282
Costs capitalised to assets with non proved reserves	2,357	10	417	99	465	1,366
	28,910	393	1,169	20,737	3,963	2,648
Auxiliary equipment and facilitie	1,941	426	218	397	817	83
Total capitalised costs	**30,851**	**819**	**1,387**	**21,134**	**4,780**	**2,731**
Accumulated depreciation and impairment losses	(18,509)	(688)	(510)	(15,294)	(1,972)	(45)
Net amounts	**12,342**	**131**	**877**	**5,840**	**2,808**	**2,686**

As of 31 December 2008, Repsol YPF Group's share in equity method investees' amounted to EUR 7 million corresponding to oil and gas exploration and production.activities.

132

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES

Costs incurred

The costs incurred represent amounts capitalised or charged to profit during the year relating to acquisitions of assets with oil and gas reserves and exploration and development activities.

	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
AT 31 DECEMBER 2006						Millions of Euros
Acquisitions of assets with proved reservea	663	–	–	–	–	663
Acquisitions of assets with non proved reserves	1,064	–	–	–	–	1,064
Exploration costs	519	3	192	100	132	91
Development costs	1,712	6	106	1,139	396	66
TOTAL	**3,959**	**9**	**298**	**1,239**	**528**	**1,885**
AT 31 DECEMBER 2007						Millions of Euros
Acquisitions of assets with proved reservea	119	–	–	–	–	119
Acquisitions of assets with non proved reserves	175	–	–	–	–	175
Exploration costs	750	10	275	114	209	142
Development costs	1,834	43	142	1,012	357	280
TOTAL	**2,878**	**53**	**417**	**1,126**	**566**	**716**
AT 31 DECEMBER 2008						Millions of Euros
Acquisitions of assets with proved reservea	103	–	102	–	1	–
Acquisitions of assets with non proved reserves	110	–	110	–	–	–
Exploration costs	871	37	325	128	154	227
Development costs	1,782	17	58	1,266	168	273
TOTAL	**2,866**	**54**	**595**	**1,394**	**323**	**500**

As of 31 December 2008, Repsol YPF Group's share in equity method investees' amounted to EUR 23 million corresponding to oil and gas exploration and production.activities.

Results of oil and gas production activities

The following table shows the income and expenses associated directly with the Group's oil and gas production activities. It does not include any allocation of the finance costs or general expenses and, therefore, is not necessarily indicative of the contribution to consolidated net profit of the oil and gas activities.

133

	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
2006						
INCOME						Millions of Euros
Sales to non-Group companies	3,127	–	364	876	1,883	3
Sales between business segments and to Group companies	5,034	51	689	3,656	639	–
Other income	1,004	30	879	–	95	–
TOTAL INCOME	**9,164**	**81**	**1,932**	**4,532**	**2,616**	**3**
Production costs (1)	(3,130)	(19)	(352)	(1,534)	(1,224)	(1)
Exploration expenses	(436)	(4)	(125)	(102)	(121)	(84)
Other operating expenses	(375)	(26)	–	(306)	(43)	–
Depreciation and amortisation charge	(1,758)	(8)	(82)	(1,260)	(406)	(1)
Profit (Loss) before taxes and charges	**3,466**	**25**	**1,373**	**1,330**	**822**	**(83)**
Taxes and charges	(1,639)	(9)	(903)	(451)	(277)	–
Results of oil and gas production activities (2)	**1,827**	**16**	**471**	**879**	**544**	**(83)**
2007						
INCOME						Millions of Euros
Sales to non-Group companies	2,702	–	84	835	1,779	4
Sales between business segments and to Group companies	4,431	39	577	3,278	537	–
Other income	1,091	–	1,046	–	45	–
TOTAL INCOME	**8,224**	**39**	**1,707**	**4,113**	**2,361**	**4**
Production costs (1)	(2,680)	(16)	(185)	(1,513)	(965)	(1)
Exploration expenses	(592)	(6)	(181)	(109)	(145)	(151)
Other operating expenses	(357)	(7)	–	(292)	(56)	(2)
Depreciation and amortisation charge	(1,682)	(11)	(77)	(1,191)	(401)	(2)
Profit (Loss) before taxes and charges	**2,913**	**(1)**	**1,264**	**1,008**	**794**	**(152)**
Taxes and charg es	(1,792)	1	(1,002)	(469)	(362)	40
Results of oil and gas production activities (2)	**1,121**	**–**	**262**	**539**	**432**	**(112)**
2008						
INCOME						Millions of Euros
Sales to non-Group companies	2,648	–	34	871	1,701	42
Sales between business segments and to Group companies	4,378	47	674	2,745	875	37
Other income	1,225	–	1,170	–	55	–
TOTAL INCOME	**8,251**	**47**	**1,878**	**3,616**	**2,631**	**79**
Production costs (1)	(2,941)	(18)	(170)	(1,771)	(969)	(13)
Exploration expenses	(571)	(23)	(220)	(132)	(119)	(77)
Other operating expenses	(539)	(6)	(283)	(199)	(51)	–
Depreciation and amortisation charge	(1,657)	(7)	(72)	(1,181)	(357)	(40)
Profit (Loss) before taxes and charges	**2,543**	**(7)**	**1,133**	**333**	**1,135**	**(51)**
Taxes and charges	(1,623)	2	(1,002)	(153)	(491)	21
Results of oil and gas production activities (2)	**920**	**(5)**	**131**	**180**	**644**	**(30)**

(1) Production costs include royalties, local taxes and withholdings on exports of crude oil from Argentina amounting € 1.919, € 1.365 and € 1,477 million and transport and other costs totalling € 242, € 184 and € 223 million in 2006, 2007 and 2008, respectively.

(2) The results do not include a net expense of € 223 and € 16 million in 2006 and 2007, respectively, and a net income of € 51 million in 2008, relating to the impairment provisions accounted as a result of the comparison between market value (discounted cash flows) from proved and non-proved reserves (the latter subject to a risk factor) of oil and gas from each field owned by the Company at year-end and the carrying amount of the assets associated therewith.

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SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION PRODUCTION ACTIVITIES

Estimated proved net developed and undeveloped oil and gas reserves:

The tables below reflect the net developed and undeveloped proved reserves of crude oil, condensed oil and LPG and natural gas as of December 31, 2006, 2007 and 2008, and the variations therein. Proved reserves shown includes the reserves equivalent to the economic income obtained under certain production sharing contracts entered into as of December 31, 2006, 2007 and 2008.

In 2007 a new external auditing cycle began. Independent auditing firms and DeGolyer and Mac Naughton (D&M), Gaffney, Cline and Associates (GCA) and Ryder Scott Co. (RSC) audited up to a 44.5% of the total Groups’s consolidated proved reserves. During 2008, the firms DeGolyer and MacNaughton (D&M), Netherland, Sewell & Associates, Inc. (NSAI) and Ryder Scott Co. (RSC) audited approximately the 15% of the total proved reserves of the Group. During 2009, the remaining 40.5% will be audited to cover all the producing areas.

All the proved reserves in each year were estimated by the Company and independent engineers in accordance with the rules and regulations established for the oil and gas industry and with the Rule 4-10(a) (1) through (13) of Regulation S-X issued by the U.S. Securities and Exchange Commission and the accounting principles laid down by the Financial Accounting Standards Board of the U.S. which govern accounting and financial reporting practices in the U.S.A In accordance with these rules, proved oil and gas reserves are the estimated quantities of crude oil, condensed oil, LPG and natural gas that geological and engineering information indicate with reasonable certainty can be extracted from known fields in future years under existing economic and operating conditions, such as prices and costs as of the date of the estimates.

PROVED DEVELOPED AND UNDEVELOPED RESERVES OF CRUDE OIL, CONDENSATE AND NATURAL GAS LIQUIDS — Thousands of barrels

	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
Reserves at 31 december 2005 (1) (2)	1,166,660	3,223	117,166	774,282	265,666	6,323
Revisions of previous estimates	52,422	623	70,137	8,696	(27,033)	–
Increase due to improvement in recovery techniques	9,002	–	–	8,708	294	–
Extensions and discoveries	13,128	–	899	11,610	620	–
Purchase of reserves	40,155	–	–	–	–	40,155
Sales of reserves	(30,313)	–	(26,722)	–	(3,590)	–
Production	(191,698)	(729)	(27,834)	(126,940)	(36,189)	(5)
Reserves at 31 december 2006 (1) (3)	**1,059,356**	**3,117**	**133,644**	**676,356**	**199,767**	**46,473**
Revisions of previous estimates	28,860	486	785	45,667	(19,523)	1,445
Increase due to improvement in recovery techniques	7,557	–	–	7,551	6	–
Extensions and discoveries	26,695	–	14,078	9,550	3,068	–
Purchase of reserves	5,283	–	–	–	–	5,283
Sales of reserves	–	–	–	–	–	–
Production	(176,175)	(731)	(22,875)	(120,286)	(32,254)	(28)
Reserves at 31 december 2008 (1) (3)	**951,578**	**2,871**	**125,631**	**618,838**	**151,064**	**53,173**
Revisions of previous estimates	63,424	(701)	15,912	35,395	16,812	(3,993)
Increase due to improvement in recovery techniques	21,398	–	–	21,398	–	–
Extensions and discoveries	29,152	–	7,374	19,772	2,007	–
Purchase of reserves	–	–	–	–	–	–
Sales of reserves	(1,125)	–	–	–	(1,125)	–
Production	(162,092)	(653)	(20,130)	(114,577)	(25,622)	(1,109)
Reserves at 31 december 2009 (1) (3)	**902,335**	**1,516**	**128,786**	**580,825**	**143,136**	**48,072**

PROVED DEVELOPED RESERVES OF CRUDE OIL, CONDENSATE AND GAS NATURAL LIQUIDS — Thousands of barrels

	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
At 31 december 2005	875,237	3,223	96,644	606,596	168,747	27
At 31 december 2006	777,746	3,117	105,067	522,899	146,642	22
At 31 december 2007	667,592	2,663	90,597	460,929	113,212	192
At 31 december 2008	651,906	1,308	83,937	451,586	112,290	2,785

Note: The aggregated changes in reserves and total reserves at 31 December may differ from the individual values shown because the calculations use more precise figures than those shown in the table.

(1) Includes 28,266 thousands of barrels relating to the minority interest of Empresa Petrolera Andina, S.A at 31 December 2005. In 2006 and 2007, data relating to Empresa Petrolera Andina, S.A. are shown net of minority interest (8,998 and 4,730 thousands of barrels). In 2008, Andina was registered in the Financial Statements by the Proportional Consolidation Method and net of the minority interest's participation in these tables.

(2) Reserves in Venezuela are calculated taking into account the Group's best estimate on the basis of the transformation of operating contracts into joint control entities ("Empresas Mixtas").

(3) Proved reserves are shown net of any quantities of crude oil or natural gas that are expected to be taken by third parties as royalties in kind but do not exclude quantities related to royalties expected to be paid in cash (except in North America and in other situations in which the royalty quantities produced are property of third parties). Net proved reserves at December 31, 2006, 2007 and 2008 include an estimated approximately 117,075, 94,753 and 94,432 thousands of barrels, respectively, in respect of such royalties payable in cash. Net production in 2006, 2007 and 2008 includes an estimated approximately 19,956, 18,056 and 16,995 thousands of barrels, respectively, in respect of such royalties payable in cash.

136

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES

PROVED DEVELOPED AND UNDEVELOPED RESERVES OF NATURAL GAS:

Millions of Standard Cubic Feet

	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
Reserves at 31 december 2005 (1) (2)	12,136,644	974	153,669	4,771,697	7,202,500	7,803
Revisions of previous estimates	(2,253,553)	682	30,864	(62,965)	(2,222,134)	–
Increase due to improvement in recovery techniques	2	–	–	2	–	–
Extensions and discoveries	55,467	–	7,135	46,285	2,047	–
Purchase of reserves	16,850	–	–	–	–	16,850
Sales of reserves	(939)	–	–	–	(939)	–
Production	(1,236,143)	(1,656)	(24,707)	(673,817)	(535,402)	(561)
Reserves at 31 december 2006 (1) (3)	**8,718,327**	**–**	**166,961**	**4,081,202**	**4,446,072**	**24,092**
Revisions of previous estimates	566,784	–	(37,168)	318,273	295,364	(9,685)
Increase due to improvement in recovery techniques	47	–	–	47	–	–
Extensions and discoveries	9,897	–	–	9,266	631	–
Purchase of reserves	1,706	–	–	–	–	1,706
Sales of reserves	–	–	–	–	–	–
Production	(1,140,605)	–	(21,309)	(655,050)	(463,723)	(523)
Reserves at 31 december 2007 (1) (3)	**8,156,157**	**–**	**108,484**	**3,753,737**	**4,278,346**	**15,590**
Revisions of previous estimates	98,944	5,506	77,358	(116,363)	134,655	(2,214)
Increase due to improvement in recovery techniques	2,852	–	–	2,852	–	–
Extensions and discoveries	129,219	–	473	128,746	–	–
Purchase of reserves	–	–	–	–	–	–
Sales of reserves	–	–	–	–	–	–
Production	(1,046,081)	(374)	(21,237)	(624,264)	(399,105)	(1,100)
Reserves at 31 december 2008 (1) (3)	**7,341,091**	**5,132**	**165,078**	**3,144,708**	**4,013,896**	**12,277**

PROVED DEVELOPED RESERVES OF NATURAL GAS

Millions of Standard Cubic Feet

	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
At 31 december 2005	7,159,849	974	99,203	3,273,111	3,782,928	3,633
At 31 december 2006	4,463,159	–	94,672	2,620,643	1,744,772	3,073
At 31 december 2007	4,112,159	–	67,754	2,468,611	1,573,175	2,620
At 31 december 2008	3,741,553	5,132	86,067	2,264,946	1,382,138	3,269

Note: The aggregated changes in reserves and total reserves at 31 December may differ from the individual values shown because the calculations use more precise figures than those shown in the table.

(1) Includes 1,349,622 millions of standard cubic feet relating to the minority interest of Empresa Petrolera Andina, S.A at 31 December 2005. In 2006 and 2007, data relating to Empresa Petrolera Andina, S.A. are shown net of minority interest (331,136 and 297,644 million of standard cubic feet). In 2008, Andina was registered in the Financial Statements by the Proportional Consolidation Method and net of the minority interest´s participation in these tables.

(2) The reserves in Venezuela are calculated taking into account the Group's best estimate on the basis of the transformation of operating contracts into joint control entities ("Empresas Mixtas").

(3) Proved reserves are shown net of any quantities of crude oil or natural gas that are expected to be taken by third parties as royalties in kind but do not exclude quantities related to royalties expected to be paid in cash (except in North America and in other situations in which the royalty quantities produced are property of third parties). Net proved reserves at December 31, 2006, 2007 and 2008 include an estimated approximately 767.903, 731.916 and 699.671 thousand of gas cubic feet, respectively, in respect of such royalties payable in cash. Net production in 2006, 2007 and 2008 includes an estimated approximately 86.967, 88.521 and 85.152 thousand of gas cubic feet, respectively, in respect of such royalties payable in cash.

137

PROVED DEVELOPED AND UNDEVELOPED RESERVES OF CRUDE OIL, CONDENSATE, NATURAL GAS LIQUIDS AND NATURAL GAS:

Thousands of Barrels of Oil Equivalent

	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
Reserves at 31 december 2005 (1) (2)	3,328,128	3,397	144,533	1,624,095	1,548,391	7,712
Revisions of previous estimates	(348,923)	744	75,633	(2,518)	(422,783)	–
Increase due to improvement in recovery techniques	9,002	–	–	8,709	294	–
Extensions and discoveries	23,007	–	2,169	19,853	984	–
Purchase of reserves	43,156	–	–	–	–	43,156
Sales of reserves	(30,480)	–	(26,722)	–	(3,758)	–
Production	(411,848)	(1,024)	(32,235)	(246,943)	(131,541)	(105)
Reserves at 31 december 2006 (1) (3)	**2,612,042**	**3,117**	**163,378**	**1,403,195**	**991,588**	**50,764**
Revisions of previous estimates	129,801	486	(5,835)	102,350	33,080	(280)
Increase due to improvement in recovery techniques	7,566	–	–	7,560	6	–
Extensions and discoveries	28,458	–	14,078	11,200	3,180	–
Purchase of reserves	5,587	–	–	–	–	5,587
Sales of reserves	–	–	–	–	–	–
Production	(379,310)	(731)	(26,670)	(236,947)	(114,840)	(121)
Reserves at 31 december 2007 (1) (3)	**2,404,144**	**2,871**	**144,951**	**1,287,358**	**913,014**	**55,950**
Revisions of previous estimates	81,045	279	29,689	14,671	40,793	(4,387)
Increase due to improvement in recovery techniques	21,906	–	–	21,906	–	–
Extensions and discoveries	52,165	–	7,458	42,701	2,007	–
Purchase of reserves	–	–	–	–	–	–
Sales of reserves	(1,125)	–	–	–	(1,125)	–
Production	(348,393)	(720)	(23,912)	(225,755)	(96,701)	(1,305)
Reserves at 31 december 2008 (1) (3)	**2,209,742**	**2,430**	**158,186**	**1,140,880**	**857,988**	**50,258**

PROVED DEVELOPED RESERVES OF CRUDE OIL, CONDENSATE, NATURAL GAS LIQUIDS AND NATURAL GAS:

Thousands of Barrels of Oil Equivalent

	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
At 31 december 2005	2,150,366	3,397	114,311	1,189,519	842,465	674
At 31 december 2006	1,572,610	3,117	121,928	989,620	457,376	569
At 31 december 2007	1,399,945	2,663	102,663	900,575	393,386	658
At 31 december 2008	1,318,255	2,222	99,265	854,960	358,441	3,367

Note 1: The aggregated changes in reserves and total reserves at 31 December may differ from the individual values shown because the calculations use more precise figures than those shown in the table.

Note 2: See Section 2.2 Oil and Gas Reserves for a detailed discussion of the movements in reserves for the years ended 2007 and 2008.

(1) Includes 268,626 thousand of barrels of oil equivalent relating to the minority interest of Empresa Petrolera Andina, S.A at 31 December 2005. In 2006 and 2007, data relating to Empresa Petrolera Andina, S.A. are shown net of minority interest (67,971 and 57,739 thousand of barrels of oil equivalent). In 2008, Andina was registered in the Financial Statements by the Proportional Consolidation Method and net of the minority interest´s participation in these tables.

(2) The reserves in Venezuela are calculated taking into account the Group's best estimate on the basis of the transformation of operating contracts into joint control entities ("Empresas Mixtas").

(3) Proved reserves are shown net of any quantities of crude oil or natural gas that are expected to be taken by third parties as royalties in kind but do not exclude quantities related to royalties expected to be paid in cash (except in North America and in other situations in which the royalty quantities produced are property of third parties). Net proved reserves at December 31, 2006, 2007 and 2008 include an estimated approximately 253.834, 225.103 and 219.039 thousand of barrels of oil equivalent, respectively, in respect of such royalties payable in cash. Net production in 2006, 2007 and 2008 includes an estimated approximately 35.445, 33.821 and 32.160 thousand of barrels of oil equivalent, respectively, in respect of such royalties payable in cash.

138

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES

Standardized measure of discounted future net cash flows and changes therein relating to proved oil and gas reserves

The estimate of future net cash flows was performed in accordance with the rules and regulations established for the oil and gas industry by the U.S. Securities and Exchange Commission and the accounting principles laid down by the Financial Accounting Standards Board of the U.S. which govern stock market information practices in the U.S.A. The method applied is the impartiality or fairness method and is the result of applying current oil and gas prices (considering price changes only by contractual agreement) to estimated future production of proved reserves of oil and gas as of the date of the last balance sheet filed, less the estimated future costs (based on current costs) to be incurred in the development and production of proved reserves, assuming the continuation of current economic conditions.

Future production costs were estimated on the basis of actual costs borne in 2006, 2007 and 2008. Future development costs were calculated on the basis of technical studies conducted by Repsol YPF and by the operators holding joint title with Repsol YPF. The taxes projected for each of the future years were determined by applying the applicable nominal tax rate, reduced by the tax benefits available to the Company in each of the years. The interest rate used to discount the future net revenues was 10%.

The present value of the future net cash flows estimated on the basis of the aforementioned assumptions, applying the principle of impartiality, is not intended to be interpreted, and should not be interpreted, as the fair value of the Group’s oil and gas reserves. An estimation of the fair value of these reserves should also include the future exploitation of reserves not yet classified as proved reserves, possible changes in future prices and costs and a discount rate which represents the time value of money at the calculation date and the uncertainties inherent to estimating the reserves.

The following table shows the present value of the future net revenues relating to proved oil and gas reserves, calculated on the basis of the aforementioned assumptions:

VALUE OF THE FUTURE NET REVENUES RELATING TO PROVED OIL AND GAS RESERVES Millions of Euros

	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
At 31 December 2006						
Future cash inflows	54,861	418	9,147	26,370	16,797	2,129
Future production and abandonment costs	(17,796)	(295)	(1,740)	(8,256)	(7,203)	(300)
Future development costs	(4,027)	–	(144)	(2,450)	(1,079)	(355)
Future income tax expenses	(11,868)	6	(4,203)	(4,340)	(3,292)	(38)
Future net cash flows after taxes	21,171	128	3,060	11,324	5,222	1,437
10% annual discount for estimated timing of cash flows	(7,630)	(28)	(964)	(3,853)	(2,160)	(625)
Standardized measure of discounted future net cash flows	**13,541**	**101**	**2,096**	**7,471**	**3,062**	**812**
At 31 December 2007						
Future cash inflows	61,575	1,795	12,768	26,582	17,023	3,407
Future production and abandonment costs	(18,940)	(857)	(2,008)	(8,889)	(6,660)	(526)
Future development costs	(3,808)	(256)	(165)	(1,021)	(1,997)	(369)
Future income tax expenses	(15,359)	(260)	(6,706)	(4,849)	(3,335)	(209)
Future net cash flows after taxes	23,467	422	3,888	11,823	5,031	2,303
10% annual discount for estimated timing of cash flows	(8,277)	(315)	(1,164)	(4,008)	(1,770)	(1,020)
Standardized measure of discounted future net cash flows	**15,190**	**107**	**2,724**	**7,815**	**3,261**	**1,283**
At 31 December 2008						
Future cash inflows	39,382	2,921	4,891	18,902	11,170	1,498
Future production and abandonment costs	(17,748)	(844)	(1,086)	(10,030)	(5,405)	(383)
Future development costs	(4,152)	(971)	(223)	(931)	(1,820)	(207)
Future income tax expenses	(5,208)	(342)	(2,140)	(1,652)	(1,064)	(10)
Future net cash flows after taxes	12,274	764	1,442	6,289	2,881	898
10% annual discount for estimated timing of cash flows	(4,528)	(778)	(558)	(1,657)	(1,193)	(342)
Standardized measure of discounted future net cash flows	**7,746**	**(14)**	**884**	**4,632**	**1,688**	**556**

Changes in Standardized measure of discounted future net cash flows relating to proved oil and gas reserves

The detail of the changes in the standardized measure of discounted future net cash flows for 2006, 2007 and 2008 is as follows:

140

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES

Millions of Euros

	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
Balance at 31 December 2005 (1)	**19,056**	**123**	**2,536**	**11,024**	**5.363**	**10**
Changes due to sale or transfer prices or future production costs	(2,297)	(10)	669	(3,398)	449	(7)
Changes in future development costs	(795)	14	(3)	(385)	(422)	1
Oil and gas sales and transfers in the period	(4,985)	(35)	(687)	(2,795)	(1.466)	(2)
Net changes due to extensions, discoveries, and improvements in the recovery of reserves	142	–	23	117	2	–
Net changes due to purchases/sales of assets	636	–	(31)	–	(49)	716
Net changes due to revisions of reserves	97	5	2,323	539	(2.879)	110
Previously estimated development costs incurred in the year	862	1	55	480	326	–
Effect of discounting to a different date and exchange rate effect	(472)	(4)	(75)	(270)	(123)	–
Other non-specific changes	–	–	–	–	–	–
Changes in income tax	1,294	6	(2,715)	2,160	1.859	(16)
Net change	(5,516)	(23)	(441)	(3,554)	(2.301)	802
Balance at 31 December 2006	**13,541**	**101**	**2,096**	**7,471**	**3.062**	**812**
Changes due to sale or transfer prices or future production costs	7,301	212	2,873	1,635	1.900	681
Changes in future development costs	(1,477)	(155)	(75)	(176)	(910)	(161)
Oil and gas sales and transfers in the period	(3,965)	(26)	(999)	(2,201)	(745)	6
Net changes due to extensions, discoveries, and improvements in the recovery of reserves	987	–	761	171	55	–
Net changes due to purchases/sales of assets	138	–	–	–	–	138
Net changes due to revisions of reserves	1,159	46	30	1,165	175	(257)
Previously estimated development costs incurred in the year	826	–	63	381	222	160
Effect of discounting to a different date and exchange rate effect	(412)	(4)	(68)	(244)	(100)	4
Other non-specific changes	–	–	–	–	–	–
Changes in income tax	(2,907)	(67)	(1,956)	(387)	(398)	(100)
Net change	1,650	6	629	344	199	471
Balance at 31 December 2007	**15,191**	**107**	**2,725**	**7,815**	**3.261**	**1.283**
Changes due to sale or transfer prices or future production costs	(13,108)	288	(4,586)	(5,159)	(2.507)	(1.144)
Changes in future development costs	(1,515)	(434)	(96)	(522)	(324)	(139)
Oil and gas sales and transfers in the period	(5,592)	(40)	(1,815)	(2,340)	(1.318)	(79)
Net changes due to extensions, discoveries, and improvements in the recovery of reserves	650	–	120	468	62	–
Net changes due to purchases/sales of assets	3	–	–	–	3	–
Net changes due to revisions of reserves	264	81	7	340	(122)	(42)
Previously estimated development costs incurred in the year	1,159	–	70	508	264	317
Effect of discounting to a different date and exchange rate effect	2,262	14	386	1,156	472	234
Other non-specific changes	–	–	–	–	–	–
Changes in income tax	8,433	(30)	4,073	2,366	1.898	126
Net change	(7,444)	(121)	(1,841)	(3,183)	(1.572)	(727)
Balance at 31 December 2008	**7,746**	**(14)**	**884**	**4,632**	**1.688**	**556**

(1) Including € 253 million relating to minority interests of Empresa Petrolera Andina, S.A. at 31 December 2005.

141

2008

Consolidated Management Report 2008 Repsol YPF

Economic-Financial Information

145

Business Areas

150

Upstream (Exploration and Production)

150

Liquefied Natural Gas (LNG)

153

Downstream (Refining, Marketing, LPG & Chemicals)

156

YPF

159

Gas Natural SDG

162

Corporate Areas

164

Human Resources

164

Innovation and Technology

167

Safety and the Environment

168

Knowledge and Management

170

Quality

171

Corporate Responsibility

172

Communications

174

Branding Policy

175

Sports Sponsorship

176

Suplementary content of Management Report

177

New Repsol Headquarters

181

CONSOLIDATED MANAGEMENT REPORT

2008

Macroeconomic environment

1 Economic-Financial Information

1.1 Macroeconomic environment

The year ended 31 December 2008 was marked by the global economic crisis and uncertainties. Economic growth had started to slow down in the first quarter of 2007 due to turbulence in the financial system, which, at first, affected structured credit markets and their funding requirements, intensifying subsequently and generating tensions in the credit market beyond the issue of subprime mortgages. The financial crisis became more toxic in 2008 and markets entered a vicious cycle of deleveraging and declining asset values, affecting the real economy because of the significant loss of confidence, leading to a recession in major advanced economies.

In its January 2009 report, the International Monetary Fund (IMF) estimated that global growth in 2008 had declined to 3.4% in comparison with the 5% growth recorded in recent years. Growth in advanced economies was weaker in 2008, approximately 1% (2.7% in 2007), and emerging and developing economies grew 6.3%, showing strong performance albeit lower than the 8.3% growth recorded in 2007. These figures show that the impact of the financial crisis on mature markets was more intense than on emerging ones which demonstrated great resistance until the last quarter of the year when financial tensions peaked as Lehman Brothers, the U.S. investment bank, declared bankruptcy.

Another important factor in the context of the 2008 macroeconomic scenario was the sharp rise in inflation up until the third quarter, whereafter it fell sharply, principally as a consequence of the evolution of raw materials, oil, and cereals prices. Oil prices in 2008 continued the upward trend that began in 2002. The average price of Brent was US$ 97 vs. 72 recorded in 2007; although it was highly volatile reaching a maximum of US$ 133 in July 2008 and then plunging to a monthly average US$ 40 in December because of the slump in global economic activity.

The oil market in 2008 was extremely volatile. Prices in the first part of the year followed the upward trend in place since the start of 2007, continuing to climb from the average US$ 92/barrel in January reaching a record high, in nominal and actual terms, in early July when, in the specific case of West Texas Intermediate (WTI) prices peaked at more than US$ 145/barrel. Various factors were responsible for this rise, such as: inelastic demand, particularly in countries not members of the Organization for Economic Co-operation and Development (OECD); the uncertainty on whether supply would be able to meet demand in the short, medium, and long term; and the development of a financial market that was significantly commodity-leveraged. The turning point came in August when the financial crisis spread to oil markets through: reduced demand in view of the macroeconomic outlook; and deleveraging in the financial market. Oil prices fell to levels not seen since 2004, averaging US$ 99.45/barrel at the end of 2008.

The moderation in inflation, registered as of August 2008, because of weak demand and lower commodity prices, enabled central banks to take coordinated action, drastically reducing interest rates and injecting liquidity. Governments intervened providing public funds to recapitalise banking entities and to purchase so-called toxic assets, also coordinating major tax stimulus measures to mitigate the adverse impact of the financial crisis and its effects on the real economy.

In the United States, GDP in 2008 grew 1.1%, down from the 2% recorded in 2007. The crisis, which was initially concentrated in the housing sector, spread to the manufacturing industry and is intensely affecting private spending.

The Euro zone, which showed positive performance in the first half of 2008, was also severely affected by the financial crisis in the second part of the year, and average growth fell from 2.6% in 2007 to 1%.

In Spain, the international financial crisis aggravated the real estate market correction that started in 2007. This scenario adversely affected domestic demand and, as a consequence, GDP at year-end 2008 stood at 1.2% compared to 3.7% in the last decade, following two quarters of an economic downturn, something which had not happened in 15 years.

CONSOLIDATED MANAGEMENT REPORT

Latin America in 2008 benefitted from high raw materials prices in the first half of the year and greater macroeconomic stability, recording nearly 4.6% economic growth, one percentage point less than in 2007. Nevertheless, the financial crisis also affected the last part of 2008 because of the deleveraging process, against a backdrop of growing uncertainties.

RESULTS

At €2,711 million, Repsol YPF’s net income in 2008 was 15% below the record figure posted in 2007. Operating income was €5,083 million in comparison with the €5,808 million posted a year earlier. Earnings per share were €2.23.

The year 2008 was marked by high oil price volatility and the average depreciation of the dollar during the year. The price of Brent oil peaked at US$ 145 per barrel in July and then started to decline until reaching US$ 41 by the end of the year.

Operating income in the Upstream business (Exploration and Production) was up 20% to €2,258 million reflecting higher oil benchmark prices.

Liquefied Natural Gas (LNG) revenues rose 17% to €125 million driven by increased activity and higher prices of the main commodities and in the Spanish electricity pool.

Income in the Downstream area (Refining, Marketing, Liquefied Petroleum Gas, and Chemicals) once again showed Repsol YPF’s leadership in this business. Operating income in the year reflected the year-on-year improvement in refining margins although this business was negatively affected by the sharp contraction of the Chemical business in 2008 because of the global economic slump.

Operating income in Repsol YPF associates was €1,159 million, 5.6% less than in 2007. Higher prices in the Argentinean market offset the rise in costs, the drop in exports and in the chemical business, and the depreciation of the peso. At €555 million, operating income in Gas Natural SDG increased 7.6%. This growth is attributable to higher year-on-year average electricity prices in Spain, the increase in electricity generation, the incorporation of the power business in Mexico, and enhanced performance in the gas business, particularly in regulated distribution in Brazil and in gas procurement and marketing in deregulated markets.

Repsol YPF Group’s financial result in 2008 amounted to €372 million and income tax accrued in 2008 totalled €1,940 million, with the effective tax rate at 41.2%.

REPSOL YPF INCOME STATEMENT

Millions of Euros

2007

2008

OPERATING INCOME

5,808

5,083

Upstream

1,882

2,258

LNG

107

125

Downstream

2,204

1,111

YPF

1,228

1,159

Gas Natural SDG

516

555

Corporate and other

(129)

(125)

FINANCIAL RESULT

(224)

(372)

PROFIT BEFORE TAX AND SHARE IN RESULTS OF COMPANIES

ACCOUNTED FOR USING THE EQUITY METHOD

5,584

4,711

Income tax

(2,338)

(1,940)

Share of results in companies accounted for using the equity method

109

66

NET INCOME FOR THE YEAR

3,355

2,837

Net income attributable to minority interests

(167)

(126)

NET INCOME ATTRIBUTABLE TO THE PARENT

3,188

2,711

Macroeconomic environment

1.3 Financial overview

Despite the difficult macroeconomic scenario, Repsol YPF’S financial position remained strong at the end of 2008. Financial debt stood at €3,334 million, €159 million less than at the end of 2007. This debt reduction was achieved notwithstanding the proportionate consolidation of Gas Natural SDG’s net debt which increased during the year mainly because of the partial acquisition of the electric utility Unión Fenosa.

Excluding Gas Natural, net debt fell by €488 million thanks to the volume of generated EBITDA, which exceeded the amount of net investments, dividend payments, and tax liabilities.

The year-on-year appreciation of the dollar in 2008 increased the nominal amount of net debt, most of which is denominated in this currency, by €179 million.

The Strategic Plan 2008-2012, approved by Repsol at the beginning of the year, served as the guideline for the investments made in the year. The company invested €5,586 million in 2008, most of which amount was spent in developing the Shenzi exploration well in the United States, the construction of the Canaport (Canada) regasification plant, the Peru LNG project, and exploration activity. Expenditures include €517 million for the partial acquisition of Unión Fenosa by Gas Natural in July 2008. Other expenditures were earmarked for ongoing refining projects, for upgrading operations and installations, safety and the environment, fuel quality, and conversion. The Final Investment Decision (FID) for the Cartagena (Spain) refinery enlargement project was made in 2008.

Divestments in the year totalled €1,721 million. On 21 February 2008, Repsol sold a 14.9% stake in YPF to the Petersen Group for US$ 2,235 M, providing the purchaser with a vendor loan in the amount of US$ 1,015 M. The Petersen Group will be able to increase its stake in YPF by an additional 10.1% through a call option within a maximum period of four years. This Group already exercised an option for an additional 0.1% stake.

In 2008 and as part of its non-core asset divestment strategy, the Company sold its service station network in Ecuador and Brazil and its interest in the Manguinhos refinery, also in Brazil.

In 2008, Repsol paid its shareholders €1,608 million in dividends, of which amount €1,221 million were charged to 2007 results (39% higher than the previous year’s remuneration). The remaining sum relates to dividends paid to minority shareholders of subsidiary companies, principally to the Petersen Group.

With regards to transactions involving own shares, the Annual General Meeting, on 14 May 2008, resolved to grant authorization to the Board of Directors “for the derivative acquisition of shares of Repsol YPF, S.A. by purchase, exchange, or any other onerous legal business modality, directly or through controlled companies, up to a maximum number of shares that, added to those already held by Repsol YPF, S.A. and its subsidiaries, do not exceed 5% of share capital and for a price or equivalent value that may not be lower than the nominal value of shares nor exceed the quoted price on the stock market.”

This authorization is valid for 18 months reckoned from the date of the Annual General Meeting, rendering null and void the authorization granted by the previous Ordinary Annual General Meeting held on 9 May 2007.

Accordingly, in 2008, Repsol acquired 12,924,428 own shares representing 1.06% of the Company’s share capital for a total sum of €261.73 million and a nominal value of €12.92 million. In addition, Repsol sold 695,000 own shares with a nominal value of €0.69 million and an effective sum of €17.50 million. At 31 December 2008, Repsol held 12,229,428 own shares.

Financial prudence

In keeping with its prudent financial policy, Repsol YPF holds a significant volume of financial investments included in the captions listed under Note 15 of the Annual Report as “Other financial assets at fair value through profits or loss”, “Loans and accounts receivables” and “Held to maturity investments” for an amount of €4,625 million of which, €4,452 million correspond to Repsol, excluding Gas Natural. The Group also has undrawn credit facilities amounting to €3,916 million, of which €3,496 million correspond to Repsol, excluding Gas Natural.

Consequently, net debt and the net debt/capital employed ratio, in which capital employed refers to net debt plus net equity, provides a true and fair view of the volume of necessary borrowings and their relative weighting in the funding of capital employed in operations.

Consolidated Management Report

At 31 December 2007, the net debt to capital employed ratio stood at 11.9%, 2.9 points lower than at year-end 2007. Taking preferred shares into account, the variation in this ratio was from 26.4% at 31 December 2007 to 24.4% at the close of 2008.

breakdown of net debt

Millions of Euros

net debt at the start of the period

3,493

Ebitda

(8,160)

Variation in working capital

(1,187)

Investments

5,586

Divestments (1)

(1,721)

Dividends (including affiliates)

1,608

Translation differences

179

Taxes paid

2,399

Other movements

1,137

net debt at the close of the period

3,334

(1) The divestment figure includes €690 million in connection with the loan granted to the Petersen Group as part of the sale of a 14.9% stake in YPF on 21 February 2008. Moreover, it does not reflect divestments of long-term financial investments (€14 million) since this does not affect the variation in net debt.

The following table describes the calculation of reported net debt on the basis of balance sheet information contained in the consolidated financial statements.

Millions of Euros

2007

2008

Non-current financial liabilities

10,065

10,315

Less: preference shares (See Note 19)

(3,418)

(3,524)

Current financial liabilities

1,501

1,788

Non-current financial assets

(1,650)

(2,466)

Less: financial assets available for sale (See Note 15)

138

881

Other current financial assets

(266)

(494)

Cash and cash equivalents

(2,585)

(2,891)

Hedging derivative instruments on interest rate (See Note 38)

(292)

(275)

Net financial debt

3,493

3,334

Preference Shares (See Note 19)

3,418

3,524

Net financing (*)

6,911

6,858

(*) In addition, €721 million and €632 million are recorded at 31 December 2008 and 2007 under the heading “Other non-current liabilities” and €31 million and €61 million under the heading “Other creditors” relating to financial leases measured at amortized cost (See Note 23).

Notes to the 2008 consolidated financial statements.

Management of financial risks and definition of hedging

The organization and systems at Repsol YPF enable the Company to identify, measure, and control the risks associated with the financial instruments to which the Group is exposed. The Group’s activities involve several types of financial risks:

Liquidity Risk

The liquidity risk is associated with the Group’s ability to finance its commitments at reasonable market prices and to execute its business plans with stable funding sources.

Repsol YPF applies a prudent policy with respect to liquidity risk, keeping sufficient resources available in cash and other liquid financial instruments and undrawn credit facilities to meet the maturities of debt falling due within a twelve-month horizon. The Group had undrawn credit facilities totalling €3,916 million and €4,132 million at 31 December 2008 and 2007, respectively.

Macroeconomic environment

Credit Risk

The Group’s credit risk exposure mainly relates to commercial debts from trading transactions. These amounts, which totalled     5,758 million and    7,103 million at 31 December 2008 and 2007, respectively, are recorded in the balance sheet net of allowances for doubtful accounts and are measured and controlled per client or per individual third party. To this purpose, the Group has its own systems, aligned to best practices, for constantly monitoring the creditworthiness of all its debtors and for determining the risk limits per third parties. None of the clients account for more than 4% of the total of these accounts payable and as such, exposure is spread over a large number of clients and other counterparties.

On a general basis, the Group considers bank guarantees issued by financial entities as the most suitable instrument for credit risk protection. In certain cases, the Group has taken out credit insurance policies through which it transfers to third parties the risks associated with the trade activities conducted by some of its business units.

At 31 December 2008, the Group’s guarantees in force granted by third parties totalled €2,460 million, having executed €10 million of such guarantees. At 31 December 2007, this figure stood at €1,949 million, with €19 million worth of guarantees having been executed.

Note 5 of the consolidated financial statements provides additional details on the risks associated with the financial instruments used by the Group and Note 38 describes hedging financial instruments.

1.4 Business Risk factors

Risks related to factors that affect the Group exclusively or external factors affecting all companies in the industry are part of the environment in which the Repsol YPF Group conducts its activities. These risks could have an impact on the Company’s business, operations, results and financial situation. Future risks, unknown at present or not considered relevant, could also affect the Company’s business.

Currency risk

Income from operations is exposed to currency exchange fluctuations, mainly the dollar against the euro, since most of the Group’s revenues and part of its expenses are denominated in dollars or are dollar-indexed. In order to mitigate the risk of the dollar component, Repsol YPF hedges this risk by taking out currency options.

The company is also exposed to currency risk affecting the value of its assets or financial investments in dollars. Most of Repsol YPF’S financing is in dollars, either directly or synthetically through currency derivatives.

Commodity price risk

In the normal course of operations and trading activities, Repsol YPF Group earnings are exposed to volatility in the price of oil, natural gas, and related derivative products.

Interest rate risk

The market value of the Group’s net financing and net interest expenses could be affected by interest rate fluctuations.

Regulatory risks

The oil and gas industry is subject to widespread government regulation and intervention such as those related to exploration and production permits, specific contractual obligations for drilling and exploration activities, production restrictions, price controls, asset divestments, currency controls, and nationalization, expropriation, or the cancellation of contractual rights. These regulations and laws apply virtually to all Repsol YPF operations in the countries where it conducts its activities. Furthermore, these laws and regulations could change in the future.

Furthermore, the Repsol YPF Group is subject to increasingly stringent environmental requisites in practically all the countries where it operates. These affect the company’s operations in relation to issues such as the environmental quality of its products, emissions to air, climate change, discharges into water, and management of underground water resources, as well as in relation to the generation, storage, transport, treatment, and final destination of waste. These requisites have and will continue to have a substantial impact on Repsol YPF’s business, its financials, and income from operations. Consequently, the company has made and will continue to make the necessary investments to comply with these requisites.

Consolidated Management Report

2	Business Areas

2.1 Upstream (Exploration and Production)

Results

Operating income in the Upstream division in 2008 was €2,258 million, 20% higher in comparison with the €1,882 million posted a year earlier. EBITDA amounted to €2,864 and €2,631 in 2008 and 2007, respectively. Enhanced earnings performance was mainly driven by revenue growth on the back of higher realization prices.

The average retail price of the Repsol oil product mix was US$ 87.3/barrel (€59.3/barrel) versus US$ 61.5/barrel (€44.8/barrel) in 2007. The average price of gas was US$ 4.2 per thousand cubic feet, 37% higher year-on-year. These increases were driven by higher oil benchmark prices in international markets. Oil played a major role in the 2008 economic scenario. After starting the year at high levels, the price of oil continued to climb until reaching a record US$ 147/barrel, falling sharply thereafter until it reached less than US$ 40/barrel in December.

The lifting cost was US$ 2.24/barrel, 1.8% higher than US$ 2.20/barrel in 2007. Decreased production largely because of the deconsolidation of Andina in Bolivia and the cessation of operations in Dubai were behind this drop. Finding costs of proved reserves averaged US$ 10.9/barrel in the 2003-2008 period.

Main activities by countries

Major strides were made in 2008 in the consolidation process of the Upstream business in key regions for the Company, such as the Gulf of Mexico (United States), Brazil, Peru, North Africa, and Trinidad and Tobago. To bolster Repsol’s defined diversification and growth strategy for OECD countries, the first steps were taken in 2008 towards the start of operations in Canada and Norway. The objective is to ensure organic growth by maximising asset profitability and boosting production and reserves over the 2008-2012 period.

United States

Over the past three years, Repsol has significantly strengthened its presence in deep waters in the U.S. Gulf of Mexico, participating in the major Shenzi oil development project and securing a large number of exploration blocks. This region is considered one of the most profitable and offers the greatest deepwater exploration potential in the world.

The Company holds a 28% interest in the Shenzi field, one of the largest deepwater discoveries made to date in the Gulf of Mexico, currently in the final development phase. The project is progressing as scheduled and production is expected to come on stream in second quarter 2009.

In early 2008, Repsol was awarded 32 new exploration blocks in Exploration Round 206 in the Gulf of Mexico, which, together with others awarded in recent years, comprise a very solid exploration project portfolio. The Company’s participation in these rounds is part of its strategy for diversification and growth in OECD countries.

Africa

Repsol has a significant presence in North Africa, mainly concentrated in Libya and Algeria, countries where it has two major ongoing projects that ensure sustained and profitable growth over the coming years.

In Libya, in June 2008 the “I/R” field in the prolific Murzuq basin in Blocks NC186 and NC115 came on stream. Repsol participates in both of these blocks. Discovered in 2006, the “I/R” field is one of the Company’s most important exploration discoveries in its history and the most important one in Libya in the last decade. With a production potential of 90,000 barrels/day, development of this field will give a major boost to the Company’s reserves and production in this country. The “I/R” field is one of the 10 key projects defined in Repsol’s Strategic Plan 2008-2012.

At the end of 2008, the Libyan National Oil Company (NOC) authorized the development plans submitted for the “J” and “K” fields in block NC186 (Repsol, Total, OMV, and StatoilHydro). The development plan for field “E” in block NC-200 (Repsol and OMV) should be upstream

approved in the first half of 2009, thereby enabling the start of production of these three new fields. In addition, a new exploration discovery was made in 2008 in block NC186 with the Y1 exploration well.

On 17 July, Repsol and NOC, the Libyan national oil company, executed an agreement that extends the term of the oil exploration and production contracts in this country until 2032. The new agreement extends the term of the contracts for blocks NC115 and NC186 in the prolific Murzuq basin, until 2032. This implies a 15-year extension of the term of the Block NC115 contract and another five to nine years, depending on the fields, of the contract for Block NC186. The agreement ensures Repsol’s exploitation of the abundant resources discovered in both blocks, which exploration licenses were also extended for an additional five years.

Two new gas discoveries were made in Algeria in 2008 in the Reggane basin in block 351c-352c operated by Repsol. These discoveries are in addition to those made in the same block in previous years. Sonnatrach’s “Declaration of Commerciality” (DoC), expected to be secured in 2009, will make it possible to start the development of this major gas project. Two other discoveries were made in this country in the M’Sari Akabli block in which Repsol is also the operator.

Latin America

Brazil is one of the principal areas for Repsol’s future growth. With 21 exploration blocks (operator in 11 of these) Repsol is the leading private company in offshore mining rights in the Santos, Campos, and Espíritu Santo basins.

Repsol holds a 10% interest in the Albacora Leste field (Santos basin), which has been producing since April 2006. Output in this major deepwater field in Brazil reached approximately 140,000 barrels/day in 2008. It has more than 400 million barrels of proved and probable oil reserves.

A new major discovery was made in second quarter 2008 in Brazilian deep waters in block BM-S-9 in the Santos basin with the Guará prospect. This finding is in addition to the one made in the Carioca field, situated in the same block, at the end of 2007. According to preliminary appraisals, both fields offer enormous potential of high quality oil resources. This Brazilian offshore area is considered one of the most promising and offers the greatest potential in the world.

The exploration discoveries in block BM-S-9 bolster the company’s strategy in offshore Brazil and represent one of the key growth projects in Upstream. Two additional wells will be drilled in this block in 2009.

In Bolivia, an agreement was executed in May 2008 with the Bolivian company YPFB for the sale of a 1.08% stake in Andina. Following this transaction, the shareholder structure of Andina is broken down into YPFB (51.08%) and Repsol E&P Bolivia (48.92%). In addition, a Shareholders’ Agreement was executed in October 2008 that will govern the operations and management of this company. This agreement came into force in November 2008.

In Trinidad and Tobago, Repsol is one of the leading private companies in terms of oil and gas production and reserves, jointly with BP, with which it shares ownership of bpTT. This company, in which Repsol holds a 30% stake, operates a large oil and gas production area in the country’s offshore. Its output in 2008 averaged more than 460,000 barrels of oil equivalent.

The Teak Blow Down gas compression project, for domestic sales, was completed in fourth quarter 2008, boosting gas production by 700.000 m3/day as of January 2009.

The bpTT fields, Mango and Cashima, which started production in fourth quarter 2008, contributed to increasing output in 2008, supplying gas to train 4 at the Atlantic LNG liquefaction plant in which Repsol holds a 22.22% stake.

In Peru, the work for the complete development of the Camisea field (blocks 56 and 88), in which Repsol holds a 10% interest, was ongoing. These blocks will supply natural gas to the future Peru LNG project liquefied natural gas facility that is expected to come on stream in 2010 and in which Repsol holds a 20% stake. Two fields are being developed in block 88, San Martín (producing since 2004) and Cashiriari, and production in the Pagoreni field in block 56 came on stream in September 2008.

Also in Peru, in January 2008 Repsol made a major exploration discovery at the Kinteroni well in block 57, located in the Ucayali-Madre de Dios basin in the country’s central forest, 50 km from the Camisea gas and condensate field. The presence of gas and condensate in the Kinteroni field was confirmed and its significant resource potential is currently being appraised. Repsol, with a 53.84% stake, is the operator of this block.

152 Consolidated Management Report In Colombia, the Capachos Sur field, in the Capachos block, started producing in April 2008. Repsol holds a 100% stake in this 259 km2 block situated in the Llanos basin.

Alaska and Canada

In first quarter 2008, Repsol was awarded 93 blocks in Alaska in exploration round 193. These offshore blocks, in the Chukchi Sea, extend over an area of 2,139 km2. The company’s objective is to create a large project portfolio in this almost unexplored area with huge potential of undiscovered resources. To this end, in July 2007 the Repsol had reached an agreement with Shell Offshore Inc. and Eni Petroleum US LLC to explore 71 adjacent offshore blocks in Beaufort Sea, north of the prolific Prudhoe basin and the Kuparuk oil fields. Repsol holds a 20% stake in these blocks.

In Canada, at the end of 2008 Repsol successfully bid for exploration rights in three blocks in the Newfoundland (Terranova) and Labrador offshore areas. Two of these blocks are in the Central Ridge/Flemish Pass area and the other one in Jeanne d’Arc Basin. Repsol’s partners in these blocks, with a total surface area of 4,000 km2, are the Canadian companies Husky il and Petro-Canada. The awarded mining rights mark another step forward in the company’s plans to increase its presence in oil and gas exploration and production activities in OECD countries.

Europe

In Norway, and in keeping with the diversification and growth strategy in countries, an agreement was executed in September 2008 with Norway’s Det Norske Oljeselskap ASA (Det Norske) for jointly studying the areas put out to tender in Exploration Round 20. Repsol holds a 40% interest in this project with Det Norske holding the remaining 60%. In November, the companies submitted a joint bid for four blocks. Repsol also submitted a bid for 100% of another three blocks. The results of this round will be announced in 2009.

In October 2008, also in Norway, Repsol, jointly with Det Norske, Bayerngas, and Svenska, bid for four blocks situated between the Njord and Draugen (Norway Sea) fields, in Round PA 2008 (Award of Predefined Areas). The outcome will be announced in 2009.

Discoveries

Repsol made 10 new exploration discoveries in Brazil, Peru, Algeria, Colombia, and Libya in 2008.

In June 2008, Repsol discovered a second deepwater oilfield in the Santos basin, Brazil. The new field, known as Guará, is situated in block BM-S-9 and is adjacent to the Carioca field, also in this block, discovered at the end of 2007. Both fields could contain enormous high-quality oil resources, according to preliminary appraisals, and confirm this basin as one of the deep water areas with the greatest potential worldwide.

The presence of light oil with a density of approximately 28º API was found in the new field, discovered by a consortium formed by Petrobras (45% and the operator), BG (30%), and Repsol (25%) at 310 km off the coast of the State of Sao Paulo at a depth of 5,000 metres in more than 2,000 metres of water.

Repsol and its partners in the block will continue carrying out the activities and making the necessary investments in 2009 in order to determine the size of the Carioca and Guará oilfields with greater precision and to define the future development plan. Two additional wells will be drilled in 2009 and production tests will be conducted in the Guará well. Development of these deepwater projects in the Santos basin is one of the ten key initiatives contemplated by Repsol in its Strategic Plan 2008-2012.

In Brazil, two other major deepwater gas discoveries were made at the beginning of 2009 in the Pialamba and Panoramix fields in Santos basin.

In Peru, a significant exploration discovery was made in January 2008 in block 57 in Cuzco province at the Kinteroni exploration well. Repsol, with a 53.84% stake, is the operator in the consortium that will exploit the field (Petrobras holds the remaining 46.16% stake). Preliminary production tests yielded flows of one million cubic metres of gas per day (0.365 bcm/year) and 198 cubic metres per day of associated hydrocarbon liquids (72,270 m3/year). In order to define a commercial and development plan for this discovery, a 3D seismic campaign will be conducted at the Kinteroni structure and several appraisal and exploration wells will be drilled in the block. This should enable a more precise assessment of the discovered resources, which have been preliminarily estimated at approximately 2TCF (56 bcm).

Kinteroni, next to the Camisea gas field in blocks 56 and 88 and in which Repsol has a 10% stake, will supply gas to one of the company’s major Liquefied Natural Gas (LNG) projects: Peru LNG.

LiquefiedNatural Gas

In Algeria, two new exploration discoveries were made with the AZSE-2 (Azrafil SE) and KLS-1 (Kahlouche S) wells in block 351c-352c (Reggane Nord), in the Reggane basin. Repsol, with a 33.75% stake, is the operator of the consortium jointly with Algeria’s state-owned Sonatrach (25%), Germany’s RWE Dea (22.5%) and Italy’s Edison (18.75%). Situated in the central-southern part of the Algerian Sahara Desert, the block extends over a large 4,682 km2 area. This discovery is in addition to another four made in the same block in early 2005 (with the Reggane 5), 2006 (with the Sali 1 and Kahlouche-2 wells) and the last discovery made in 2007 (with the Reggane 6 well).

In this North African Country, two other exploration discoveries were made in the M’Sari kabli block with the TGFO-1 and OTLH-2 (Oued Talha) wells. Repsol holds a 33.75% stake and is the operator of this 8,103 km2 block.

In early 2009, a discovery was announced in Gassi Chergui, Berkine basin, with well AL-2.

In Colombia, three discoveries were announced. Two of these were made with the Cosecha Z and Cosecha Y Norte wells in the Cosecha block in the Llanos Orientales basin, in which Repsol holds a 25% stake and Oxy, the operator, holds the remaining 75%. The Cosecha block has a surface area of 2,856 km2. The third discovery was made with the Capachos Sur 1 well in the Capachos block, in which Repsol is the operator with a 100% stake.

At the beginning of 2008, a new exploration discovery was made in Libya’s prolific block NC186 with well Y1. With a 32% stake, Repsol is the operator of this 4,295 km2 block in the Murzuq basin.

In deep waters off the U.S. Gulf of Mexico, a major oil discovery was made in early 2009 at the Buckskin prospect in Keathley Canyon, 300 kilometres offshore from Houston. Repsol is the operator in the exploration work at this new field where a 100-metre hydrocarbon column has been discovered that could be even higher at the top of the structure. The new well is 10,000 metres deep in 2,000 metres of water.

Production

Repsol’s oil and gas production in 2008 was 333,721 barrels of oil equivalent per day (boepd), 14.6% less than in 2007. Excluding contractual variations in Dubai (5,000 boepd), Venezuela (2,300 boepd) and Bolivia (47.700 boepd), production was similar year-on-year. Production increased, particularly in the United States (1,200 boepd), thanks to the start of production of the new wells in the Shenzi field; in Trinidad and Tobago (3,800 boepd); and in Peru (1,900 boepd), where the Pagoreni field in block 56 started production.

Investments

The investments of the Upstream business in 2008 amounted to €1,184 million, 18% less than the €1,439 invested in 2007. These expenditures were mainly earmarked for the development of the Shenzi field, in the United States, and in exploration activities in North Africa, Brazil, and the Gulf of Mexico.

2.2 Liquefied Natural Gas (LNG)

Results

Operating income in the LNG activity in 2008 was €125 million versus €107 million a year earlier, up 17%. EBITDA was €173 million in comparison with €146 million posted in 2007.

Prices for the principal commodities were higher in the first half of 2008, and then started to decline in the second half of the year. Throughout 2007 and the first part of 2008, natural gas prices were higher in all markets on the back of record oil prices, growing demand in new and in established markets, and significant delays in investments. Despite steep prices during this period, demand in large importing markets, such as Spain and Asian countries, did not decline, showing a sharp upward trend in the first half of the year. In the second half of the year, however, the global financial crisis and shrinking demand contributed to reversing this trend, with prices falling back to the levels of recent years.

In the first half of 2008, the average price of Henry Hub, the primary natural gas benchmark, was 10.1 $/MBtu, 36.5% higher than in the same year-ago period. The average for the full-year was lower, 8.9 $/MBtu, 25.3% more than in previous year. In addition to the high prices during the first half of the year, Asian markets, unlike the European and North American markets, were paying a premium on top of oil-product prices throughout 2008. As a consequence of this, the industry diverted shipments from the Pacific and Atlantic basins to this market since it was more profitable.

154 Consolidated Management Report With regards to the power generation market, the average Spanish electricity pool price in 2008 was 64.4 €/MWh, 63.9% higher than in 2007. This increase is attributable to, among other factors, greater demand, higher international commodity prices, and the higher cost of CO2 emission rights. The trading volume in the Spanish electricity system daily market was much higher: 232 TWh in 2008 vs. 200 TWh in 2007.

Results of the businesses comprising the LNG area are generally in U.S. dollars. The year-on-year 7.4% depreciation of this currency against the euro had a negative impact on 2008 earnings.

Projects

In the LNG area, Repsol has been developing a policy to bolster its competitive position in this business, key to its medium and long term growth.

Repsol is present in the Trinidad and Tobago integrated LNG project, in which it participates jointly with BP and BG, and other companies, in the Atlantic LNG liquefaction plant. The strategic geographical location of this plant enables it to supply markets in the Basin (Europe, United States, and the Caribbean) at very advantageous economic conditions.

This plant has four liquefaction trains with a combined capacity of 15 million tons a year. Repsol holds a 20% stake in train 1.25% in trains 2 and 3, and 22.22% in train 4. Production capacity of train 4, one of the largest in the world, is 5.4 million tons per year. In addition to its participation in the liquefaction trains, Repsol is a leading player in gas supply and one of the main buyers of LNG (approximately 3.2 million tons per year).

Repsol, in a partnership with Irving Oil, holds a stake in the Canaport project for the construction and operations of the first LNG regasification plant on Canada’s eastern shore. Located in Saint John (New Brunswick) and with an initial send-out capacity of 10 bcm/year (1,000 million cubic feet per day, which could be expanded to 2,000 million cubic feet per day), the Canaport terminal is one of the largest in North America and will supply markets on the eastern coast of Canada and north-eastern United States. Holding a 75% stake, Repsol will operate the plant and supply the LNG that will feed the terminal, and will be entitled to the entire regasification capacity. This plant is scheduled to start operations in the first half 2009.

Construction work at the plant in 2008 went as scheduled. The onshore part of the project for the two tanks contemplated in the initial project is 92% complete.

Work on the third tank, which was approved subsequently by the consortium and which will make it possible to receive supplies from the largest methane tankers built to date, is 72% complete. Construction of the offshore terminal is practically finished. In addition, the New Brunswick (Canada) and Maine (United States) gas pipelines are ready to transport natural gas delivered to the Canaport plant to markets in the north-eastern part of North America.

In 2008, Repsol began marketing activities in New England and in other parts of north-eastern United States. These markets will grow significantly in 2009 after the Canaport terminal starts operations. Gas from Repsol’s exploration and production activities in the Gulf of Mexico will also be marketed.

In Peru, the integrated liquefied natural gas project, Peru LNG, is currently being developed. Together with the Canaport project, Peru LNG is one of the major initiatives envisioned in the Strategic Plan 2008-2012 and a key project for the Company’s growth. Since 2005, Repsol has been involved in this project, in which it holds a 20% stake, in partnership with Hunt Oil (50%), SK (20%), and Marubeni (10%).

The Peru LNG project contemplates the construction and operation of a liquefaction plant in Pampa Melchorita, in which Repsol holds a 20% interest, and a gas pipeline linking up with the existing one in Ayacucho. The Camisea consortium, in which Repsol also has a stake, will deliver natural gas supplies to this plant.

Additionally, the project contemplates Repsol’s exclusive marketing of the liquefaction plant’s entire production, estimated at more than 4.5 million tons per year. The term of the gas purchase agreement entered into with Peru LNG is 18 years as of the start of commercial operations. In terms of volume, it is the largest LNG acquisition ever made by Repsol.

In September 2007, Repsol won a contract in an international tender sponsored by Comisión Federal de Electricidad (CFE) for the supply of LNG to the natural gas terminal in the port of Manzanillo on Mexico’s Pacific coast. The contract contemplates the supply of more than 67 bcm of LNG to the Mexican plant over a 15-year period. The Manzanillo plant, which will deliver gas to CFE’s power plants in the central-western part of Mexico, will be fed with gas from the LNG Peru project.

155 Liquefied Natural Gas At year-end 2008, construction work on the onshore part of the liquefaction plant was 68% complete, after advancing 41% over the course of the year. The offshore installations were 72% complete, and the gas pipeline 62% complete. This plant is expected to start operations in mid-2010. The finance agreements for this project were established in December 2007 and concluded on 26 June 2008. The first financing instalment was made in November 2008.

In Spain, Repsol holds a 25% stake in Bahia Bizkaia Gas, S.L. (BBG). This company owns a regasification plant with unloading facilities for methane tankers of up to 140,000 m3, two 150,000 m3 LNG storage tanks, and a vaporisation capacity of 800,000 Nm3/hour. BBG is the operator of this plant which has a regasification capacity of 7 bcma, is part of the Spanish gas system, and is remunerated by Comisión Nacional de la Energía (CNE) by means of tariffs, tolls, and fees. The terminal, located in the Bilbao harbour, has another three partners (BP, EVE, and Iberdrola) each holding a 25% stake. The enlargement of this facility is currently being appraised. This would involve the construction of a third tank, also with 150.000 m3 capacity, and the addition of another 400,000 Nm3/hour regasification capacity. In 2008, the regasification plant had an availability rate of 96% and a load factor of more than 68%, both parameters higher than in 2007 and the average in Spain, where the average load factor is 52%.

Repsol also holds a 25% stake in Bahía de Bizkaia Electricidad, S.L. (BBE), a company which owns a combined cycle power plant with 800 MWe installed capacity. The plant uses natural gas delivered by BBG as its main feedstock. Electricity generated at this plant is fed to the grid for residential, commercial, and industrial consumption. Situated in the Bilbao harbour, this facility has the same partners as BBG. In 2008, the availability rate of the plant was 97% and the load factor more than 66%, both parameters higher than in 2007.

In Iran, Repsol and Shell, jointly with NIOC, continued to work on the integrated Persian LNG project. The final investment decision on the liquefaction plant has not been taken yet.

In December 2007 Repsol and Gas Natural executed a shareholders’ agreement with Sonangol Gas Natural (SONAGAS) with the aim of starting work on developing an integrated gas project in Angola. This initiative involves the appraisal of gas reserves to determine the investments that would be require for their development and, if such is the case, export these reserves in the form of liquefied natural gas. The service contract and the law decree for the concession of the areas of interest, approved by Angola’s Council of Ministers in July 2008, are pending ratification by the National Assembly. Seismic tests and other procedures were carried out in 2008 and the plans are to drill a well in 2009.

LNG transport and marketing

The Repsol-Gas Natural LNG (Stream) 50-50% joint venture is one of the leading LNG marketing and transport companies in the world and one of the most important operators in the Atlantic Basin. One of the missions of this company is the optimization of both partners’ fleet, which comprises a total of 11 methane tankers. In 2008, Repsol, with management support from Stream, marketed 4.7 bcm of LNG and managed 65 cargoes, most of which were from Trinidad and Tobago with Spain as the main destination.

At year-end 2008, Repsol had three methane tankers under time charter agreements, with a total capacity of 416,700 m3. The company also had another fourth tanker, the Sestao-Knutsen, which can carry up to 138,000 m3 of gas and belongs 50-50% to Repsol and Gas Natural. In the beginning of the second half of 2009, the fleet will be increased with the addition of the new Ibérica Knutsen Tanker, which Repsol and Gas Natural will share on a 50-50% basis.

Additionally, in early 2007, Repsol executed time charter agreements for four new LNG transport vessels, one from Naviera Elcano and three from Knutsen OAS. The four vessels, featuring the latest technology, scheduled to start operations in 2010, will have a nominal capacity of 173,000 m3 of LNG. The vessels will be used mainly for transporting supplies associated with the Repsol and Peru LNG agreement.

CONSOLIDATED MANAGEMENT REPORT

Investments

Investments in the LNG business in 2008 totalled €242 million, 37% less than the €387 million invested in 2007. These investments were mainly applied in the construction of the Canaport regasification plant (Canada) and the Peru LNG liquefaction project. This last project was financed with capital contributions from the partners until November 2008, at which time the first external financing disbursement was made.

OPERATING HIGHLIGHTS	2006	2007	2008	% variation 2008/2007
Net LNG production (*) (Bcma)				
Trinidad and Tobago	3.0	3.3	3.5	4.7
(*) Equity gas: does not include the LNG production of companies carried by the equity method in the consolidated Group accounts.				
LNG Marketing				
Cargoes (number)	42	66	65	(1)
Volume sold (Bcma)	3.2	4.5	4.7	4.2

Conversion factor: 1 Bcma = 39.68 TBtu.

2.3 Downstream (Refining, Marketing, LPG, and Chemicals)

Results

Operating income in the Downstream business was €1,111 million, down 49.6% in comparison with €2,204 million in 2007. The following factors were behind this drop:

a. 329 million less in non-recurrent income, most of which is explained by the capital gains (€315 million) realised on the sale of a 10% stake in CLH booked in 2007.

b. Inventory losses (€495 million) in relation to raw materials and products in comparison with inventory gains recorded in 2007 (€234 million).

c. Lower income in the Chemical business (€352 million) in comparison with 2007 (€100 million). This drop was principally the outcome of lower sales (16.4%) due to shrinking demand and reduced inventories in the transformation and distribution chain; and narrower margins, affected by high naphtha prices in the first half of the year and by the sale and depreciation of stocks in the second half of the year.

Excluding the impact on earnings of non-recurring items and inventory valuations in the last two fiscal years, the drop would have been 2.1%, from €1,656 million in 2007 to €1,622 million in 2008.

If the contribution of the chemical business in both years is excluded, income would have increased by 22.7%, from €1,565 million in 2007 to €1,920 million in 2008, underscoring the positive performance of the other Downstream activities (Refining, Marketing, LPG and Trading) compared to 2007 (on a like-for-like basis, excluding the impact of non-recurrent items and inventories).

Refining

The capacity of Repsol's five refineries in Spain (Cartagena, A Coruña, Petronor, Puertollano, and Tarragona) increased by 30,000 barrels per day in 2008 thanks to the investments made to boost capacity. This has made it possible for installed capacity in Spain to increase from 740,000 to 770,000 barrels per day. Installed capacity at La Pampilla refinery (Peru) in which Repsol holds a 51.03% stake and is the operator, is 102,000 barrels per day.

In 2008, Repsol sold its stake (31.13%) in the Brazilian Maguinhos refinery, maintaining its holding (30%) in the Refap refinery, also in Brazil.

In 2008, Repsol refineries in the Downstream division processed 39 million tons of oil, slightly less than the figure in 2007.

The refining margin in Spain in 2008 was 7.4 $/bbl, 15% higher year-on-year, as a result of the strength of medium distillates and fuel oil and despite weaker gasoline performance. The higher dollar/euro exchange curtailed this improvement and, consequently, the euro/barrel margin in 2008 was quite similar to the one in 2007.

The new European specifications for locomotive gasoline and diesel fuel came into force on 1 January 2009. These new specifications reduce sulphur content from 50 ppm to 10 ppm.

156

downstream

Repsol’s Spanish refineries completed the necessary investments and are prepared to manufacture according to these new specifications.

With the aim of bolstering its leadership in Spain, Repsol is currently implementing an ambitious investment plan to increase refining capacity and conversion, while also enhancing safety, the environment, and the efficiency of its facilities. The projects for enlarging the Cartagena refinery and for conversion at the Petronor refinery in Bilbao are key aspects of this plan. Progress was made in 2008 towards developing these projects according to plan.

Cartagena: a wealth and employment generating project The enlargement of the Cartagena refinery is a key initiative of the Strategic Plan 2008-2012. The €3,262 million investment will make this one of the most modern facilities of its kind in the World and will double its capacity to 220,000 barrels/day. A hydrocracker, a coker, atmospheric and vacuum distillation units, and desulphurisation and hydrogen plants are among the main units contemplated in this Project.

In 2008, the necessary administrative permits for the enlargement project were secured. The local community and regional governments are in favour of this initiative which will boost growth in the region of Murcia. About 1,000 people are already working on the project expected to be completed in 2011, with all the work in preparing the land completed according to the timetable. This project makes it possible to maximise the production of clean fuels for the transport segment and will employ more than 6,000 during the construction phase. Nearly 700 jobs will be created once the project comes on stream. More than 50% of the products to be manufactured at this facility will be medium distillates, significantly contributing to address the shortage of these products in Spain.

Marketing

Repsol markets its oil products through a large network of service stations under a multi-brand strategy; Repsol, Campsa, and Petronor in Spain, and Repsol in other countries where the Downstream business operates. In addition, marketing activity includes other sales channels and the marketing of a wide range of products such as lubricants, asphalt, coke, and derivatives.

Total oil product sales (excluding LPG) amounted to 42.86 million tons, 7.7% less than in the previous year. This drop was due to weaker demand and to the disposal of the marketing business in Ecuador and Brazil and the sale of marketing activities in Chile in 2007. Sales in Europe were down 2.4% and 29.3% in the rest of the world. With regards to sales to the Company’s network, light product sales in Spain fell 5.8% because of shrinking demand, and in other countries, sales were 22.7% lower mainly because of the above-mentioned divestments.

At year-end 2008, Repsol had a network of 4,399 service stations in countries where the Downstream business operates. The network in Spain consisted of 3,590 sales outlets, of which, 75% had a strong concessionary link to the network, and 946 were company-owned and operated. Service stations in other countries were located in Portugal (441), Italy (133), and Peru (235).

In June 2008, as part of its non-core asset divestment strategy, Repsol sold its liquid fuel marketing business in Ecuador to Primax for US$ 47 million. The sale included the 123 service station network, and the industrial sales business, commercial and logistics infrastructure, and the aviation and lubricant activities.

Along these lines, in December 2008, Repsol sold its liquid fuel marketing business in Brazil for US$ 55 million to the Brazilian AleSat Group. The sale agreement included the 327 service station network, in addition to the commercial and logistics infrastructure, convenience stores, direct sales, and asphalt.

Throughout 2008, Repsol continued with its policy aimed at improving service quality, particularly in company-owned and operated service stations. By the end of the year, 243 facilities had been adapted to the Sprint store concept, with more than 60m2 of commercial floor space, more than 1,300 product references, and annual sales per store of over €300,000.

Customer loyalty programs, through the use of specific cards, are an essential part of Repsol’s marketing strategy. At the end of 2007, the company launched a new card, Solred MÁXIMA, offering clients 5% discounts on all services and products at the shops, and a 1% discount on fuel. This card can also be used for payment at repair shops, motorways, and offers many other advantages. Solred MÁXIMA is accepted at more than 4,000 Repsol, Campsa, and Petronor service stations in Spain and Portugal.

Respect for the environment is part of company’s policy and strategy, focusing all efforts in developing environmentally-friendly and advanced technology products. Repsol sells a wide range of latest generation fuels that comply with the strictest quality standards: Efitec 95 and 98 petrol, Diesel e+, and Diesel e +10.

CONSOLIDATED MANAGEMENT REPORT

In keeping with its commitment to the community, Repsol continued to promote projects for the integration of those with different capabilities, 230 of whom were employed by the Marketing division at the end of 2008, more than 3% of its workforce.

Liquefied Petroleum Gas (LPG)

Repsol is one of the leading retail distributors of LPG in the world and ranks first in Spain and Latin America. The company operates in ten countries in Europe, North Africa, and Latin America.

LPG sales in 2008 totalled 3.22 million tons, 5.3% down year-on-year. In Peru, LPG sales were 93% up on the back of market growth. Sales in Spain fell 1.9% compared to the previous year.

Repsol distributes bottled, bulk, and piped LPG in Spain through collective distribution networks and has more than 10 million bottled LPG customers supplied through a network of 522 distribution agencies. Bulk LPG sales accounted for 39% of total retail LPG sales in 2008.

To strengthen its leadership in the Spanish market, improve service quality, and guarantee supply, the company implemented a factory efficiency plan for the 2007-2009 period.

In Portugal, Repsol distributes bottled and bulk LPG to end customers and supplies other operators. Sales in 2008 reached 184.199 tons, making the company the third operator with a 21% market share.

In Latin America, Repsol is the leading LPG distributor in Argentina, Ecuador, Peru, and Chile. It markets bottled and bulk LPG in Argentina to the residential, commercial, and industrial segments, with sales totalling 325,836 tons.

In November 2008, the company sold its 51% stake in Repsol YPF Gas de Bolivia S.A., abandoning the bottling and bulk marketing activities in this country.

OPERATING HIGHLIGHTS (REFINING, MARKETING, AND LPG)

	2007	2008(1)	% variation 2008/2007
Feedstock processed Million tons			
Crude	40.1	39	(2.7)
Other loads and raw materials	6.5	5.1	(20.8)
TOTAL	**46.6**	**44.1**	**(5.2)**
Producción Thousand tons			
Medium distillates	20,906	19,994	(4.4)
Gasoline	7,820	7,235	(7.5)
Fuel Oil	7,337	7,308	(0.4)
LPG	1,017	1,013	(0.4)
Asphalts	1,741	1,558	(10.5)
Lubricants	249	212	(14.8)
Other (exc. petrochemicals)	1,627	1,674	2.9
TOTAL	**40,696**	**38,995**	**(4.2)**
Oil product sales Thousand tons			
Diesel/ Kerosene	25,853	23,723	(8.2)
Gasoline	7,757	6,775	(12.7)
Fuel Oil	7,397	7,234	(2.2)
LPG	3,405	3,223	(5.3)
Other	5,448	5,130	(5.8)
TOTAL	**49,860**	**46,085**	**(7.6)**
Sales by regions Thousand tons			
Europe	39,156	38,183	(2.5)
Rest of the world	10,704	7,902	(26.2)
TOTAL	**49,860**	**46,085**	**(7.6)**

(1) Refab not included as of July

158

YPF

Chemicals

The Chemicals activity, part of the Downstream business, incurred an operating loss of €352 million compared to an operating profit of €100 million a year earlier. This was principally the outcome of lower sales because of shrinking global demand and reduced inventories in the entire transformation and distribution chain, as well as narrower margins due to high naphtha prices in the first half of the year, and inventory depreciation in the second half of the year.

Sales to third parties in 2008 were 2.60 million tons, 16.4% less than the 3.11 million tons sold in 2007.

The project for the enlargement of the Sines (Portugal) complex, which aims to double output and increase competitiveness through greater integration and energy efficiency, was approved in June 2008. The project contemplates three new plants – lineal polyethylene, polypropylene, and cogeneration – in addition to enlarging cracker capacity by more than 570,000 tons/year. The new linear polyethylene and polypropylene plants will be very competitive thanks to their size and latest generation technology.

OPERATING HIGHLIGHTS (CHEMICALS)	2007	2008	2008/2007
Thousand tons			% variation
Capacity			
Base petrochemicals	2,664	2,679	0.6
Derivative petrochemicals	2,937	2,927	(0.3)
TOTAL	**5,601**	**5,606**	**0.1**
Sales by product			
Base petrochemicals	772	629	(18.6)
Derivative petrochemicals	2,341	1,973	(15.7)
TOTAL	**3,113**	**2,602**	**(16.4)**
Ventas por mercados			
Europe	2,776	2,348	(15.4)
Rest of the world	337	254	(24.6)
TOTAL	**3,113**	**2,602**	**(16.4)**

Investments

Investments in Downstream increased 64%, totalling €1,534 million versus €936 million the year before. Most of this amount was spent on ongoing refining projects, particularly in Spain, upgrading operations, installations, and fuel quality, and on safety and the environment.

2.4 YPF

YPF posted €1,159 million in operating income in 2008, 5.6% less than in 2007. This drop was due to the international crisis, which intensified in the last few months of the year and triggered a drop in demand in the Argentinean market, and a reduction in exports.

On 21 February 2008, Repsol concluded the sale of a 14.9% stake in YPF to the Petersen Group for US$ 2,235 million. This transaction, which values YPF at US$ 15 billion, obeys the company's strategy of improving the geographical distribution of its assets and of implementing a global management approach with a local accent. The agreement also contemplates that the Petersen Group can increase its YPF holding to 25% through call options for an additional 10.1%. The Petersen Group already exercised an option for an additional 0.1% stake.

In 2008, YPF investments were €1,508 million compared to €1,374 million a year before. Nearly 80% of these expenditures were earmarked for oil and gas development and exploration projects, including the agreement for extending the concession in the Neuquén province.

Average annual production fell 3% to 617,100 barrels of oil equivalent per day (boepd) versus 636,400 boepd in 2007. Output was affected by labour strikes in Santa Cruz, without which, average annual production would have reached 628,300 boepd.

159

160 Consolidated Management Report Operating costs increased in 2008, mainly because of taxes which increased from €179 million to €685 million in 2008 because of withholdings, depreciation, purchases from third-parties, environmental and legal contingencies, and severance pay, and compensation.

International prices were higher year-on-year, falling sharply, however, in the last quarter of 2008. These higher prices had an impact on the domestic and foreign markets, although in relation to the latter, this was curtailed by withholdings, which were higher than in 2007 following the implementation of Resolution 394 that affects oil and oil product exports, and Resolution 127, which affects natural gas and liquefied natural gas.

Demand fell in 2008, except for gasoline for the domestic market, mainly because of the international crisis and other factors, such as the farmers’ strike and the drought.

In the internal market, the company collaborated with the Government of Argentina on the Total Energy Plan (PET), participating in the programs relating to diesel supply and the substitution of natural gas for liquid fuels.

The contribution from YPF associates was lower than in the previous years because of the following factors:

- Mega was affected by the impact of the resolutions on gasoline and LPG export prices and by lower ethane prices.

- The drop in the price of urea in the last quarter, which had an impact on Profértil’s retail prices and diminished the value of its stocks.

- Refinor posted lower income because of the application of Resolution 394 which affected the price of its exports.

- YPF Holding’s earnings were affected by higher provisions for environmental contingencies, although this was partly offset by the start of production of Neptuno.

Operating income in YPF’s Exploration and Production business was €441 million, 55% down year-on-year due to higher costs in the industry, the effect of regulated oil prices in the rgentinean market and strikes.

In 2008, YPF’s oil and gas production was 226 million barrels of oil equivalent, 4.9% less than in 2007, of which 114 million were liquids and gas accounting for the remainder. Strikes and weaker demand for gas in the third part of the year diminished output by 4.8 million boe.

YPF made five oil discoveries and one gas find in 2008 out of the 17 wells that were drilled. Of the six wells that yielded positive results, four are in the Neuquén basin (El Orejano x-1, Borde Sur del Payún e-4, Puesto Cacho x-1, and Los Reyes Norte x-1), the fifth one is in the ustral basin (Las Flechas x-2001), and the sixth one in Golfo de San Jorge (El Balcón x-1). The amount of total investments in exploration was €122 million.

Seismic activity was concentrated in the Río Barrancas block in Neuquén province, and also in the Tamberías block in the province of San Juan. The provinces did not organize any bidding rounds for new mining acreage in 2008.

Regarding field development activities, 612 development wells were drilled, which, jointly with secondary, repair, and infrastructure activities involved an investment of €868 million.

As part of the global €1,215 million investment plan, €55 million were spent in revitalizing mature fields according to the Plan de Desarrollo de Activos (Asset Development Plan, PLADA). Launched in 2007, this initiative is part of the company’s strategy aimed at becoming the leader in the exploitation of mature fields and basins. The objective is to define comprehensive development and revitalizing plans for all YPF fields based on current technology and focusing efforts on acquiring greater knowledge of the subsoil. Supported by a portfolio of 1,400 defined projects and generating more than 1.6 billion barrels of oil to date, the PLADA plan augurs a 10-year stable outlook for oil production and activity.

Thanks to the work carried out in recent years within the framework of PLADA, YPF was able to incorporate proved reserves totalling 75 million barrels of oil equivalent in 2008, mostly oil. In addition, for the first time ever it was possible to achieve a 120% oil replacement rate in Chubut and Santa Cruz, situated in the southern basin of Argentina.

The results obtained in mature fields, such as Perales, Barranca Baya, and Manantiales Berth, are worth mentioning. Together with the activity in the Maurek area and in the Cañadon Yatel field, in particular, enabled the incorporation of reserves in this region.

Pilot tests were conducted in the Neuquén basin to assess the technical and economic viability of developing tight gas fields. The results of these studies are currently pending.

161 YPF The 10-year extension (2017-2027) of the concessions in Neuquén province is also worth mentioning. Jointly with the extension of Loma la Lata in 2002, 50% of YPF’s reserves concessions in Argentina have been extended.

Another milestone was the Ibero-American Quality Gold Prize in the category of “Medium Private Company” awarded by the panel of judges to Mega.

YPF’s natural gas sales in 2008 totalled 16.4 billion m3, growing particularly in the distribution, industry, and manufacturing segments. YPF’s market share in this Argentinean market was 40% and the average price of natural gas sold by the company climbed 32% in 2008, enabling the gradual alignment of prices in the domestic market.

The first liquefied natural gas (LNG) regasification operations began in June 2008 at the Bahía Blanca harbour with the Excelsior regasification tanker contracted for this purpose to meet the country’s demand. This project was carried out for the Government and was completed successfully in record time, incorporating an average 5.5 m3/day in the winter season. This operation, the transfer from vessel to vessel, from the Excelsior to the Excelerate, was the first of its kind in the world dditionally, within the framework of the program for supporting the Government of Argentina, in the winter of 2008 YPF built the largest propane-air plant in Buenos Aires, the largest in the world. The plant, with a supply capacity of 1.5 million m3/day, will be used to meet peak winter demand in Argentina’s capital.

In the Refining, Logistics, and Marketing activity, YPF refineries processed 18.7 million m3 of oil, 1% less than in 2007.

The utilization rate of refining installed capacity throughout 2008 remained stable thanks to the operating reliability plans underway which make it possible to extend the maintenance cycles of the units, increasing effective processing capacity and enabling the maximum use of assets to meet growing fuel demand in Argentina.

Gasoline production for the domestic market was 3 million m3, 14% higher than in 2007 and a new record in recent years. This also implied an improvement in the quality of gasoline production and made it possible to meet increasing demand in the Argentinean market.

YPF completed the upgrading of the catalytic cracker (FCCB) at the La Plata refinery, contributing to increasing the production of medium distillates and gasoline and setting a new record in diesel and Jet A1 aviation fuel production at this facility, reaching an average of 13,625 m3/day. For the second consecutive month and for the fourth time in its history, the refinery beat the 400,000 m3/month record in medium distillate production.

At 2 million cubic metres, fuel oil production was 5% higher year-on-year. Domestic demand from the manufacturing sector remained stable and the Total Energy Plan (PET) requisites were met, delivering more than 290,000 m3 of fuel oil.

The chartered fleet for sea and river transport was renewed with the incorporation of two double-hull new vessels and one barge. The newly-built María Victoria and Caleta Rosario vessels, as well as the Argentina V barge, comply with the latest safety standards as required by the Group. A sixth barge is under construction and is scheduled for launch in 2009.

Throughout 2008, YPF’s liquid fuel supply was in line with the growth recorded in Argentina, ensuring permanent and high quality supply to all its clients. This supply, particularly fuel oil, a key consumable for supporting growth, was made from the company’s refineries, or was imported to meet the exceptional levels of demand.

At the end of 2008, YPF had 1,642 service stations, 166 of which were company-managed. The company began to revamp the image of its sales outlets, seeking a more modern image and bringing it line with the slogan “Let’s invent the future”.

Prices in the domestic market gradually adapted to international prices and those of bordering countries. Diesel prices increased approximately 23% and super gasoline prices were 37% higher.

At the close of 2008, YPF unveiled a new fuel, YPF D. Eurodiesel, the first low sulphur fuel (less than 50 ppm) launched by the company, which is recommended for all high-performance EURO IV engines.

The Refining, Logistics, and Marketing business posted €743 million operating income in 2008. Investments in this area totalled €167 million.

With regards to YPF’s chemicals business, income was up 20%, reaching an all-time-high of €158 million thanks to wider margins in all lines and the integration of the refining, exploration, and production activities. This was achieved despite the drop in international prices in fourth quarter 2008 and declining demand for fertilizers because of the farmers’ strike in rgentina. Enhanced earnings performance was shored up by high international prices in the

162 Consolidated Management Report first three quarters of the year, the implementation of a cost savings and expense-curtailment plan, and a policy aligned to prices in the local market which bolstered the Argentinean industry’s growth. Investments in the year amounted to €25 million.

In 2008, the subsidiary Profértil won the National Quality Prize in the large company category, also renewing the customs duty exemption for methanol exported to the United States.

YPF’s workforce at the end of 2008 comprised 11,038 employees, 1.3% less than in the previous year. The Exploration and Production division hired 271 employees, 16% more than in 2007. At Astra Evangelista (AESA), the headcount was cut by 540 workers.

The Repsol YPF Group started to implement a teleworking pilot project. In Argentina, the project was launched with the collaboration of the Ministry of Labour. YPF is the first company in the country to implement this new work arrangement, adopted by several of its employees, and winner of the Meta 4 Prize for Innovation in Human Resources.

Three labour agreements govern the working conditions of YPF’s refinery, field, service, station and LNG employees. In 2008, several salary agreements were executed with labour union representatives.

Regarding Research and Development (R+D), in the context of PLADA, YPF began to assess and develop technologies for the exploitation of heavy oil fields, for improving the recovery factor at mature fields, and for recycling water used in production processes for irrigation and other purposes. The Chemicals business unveiled a new fertilizer made with liquid sulphur generated by the hydrocarbons processed at the refinery. As to environmental issues, the company continued to develop soil recovery technologies.

2.5 Gas Natural SDG

Gas Natural SDG’s operating income increased 7.6% to €555 million. This growth was largely the result of the positive performance of the power business in Spain on the back of higher electricity pool prices, the incorporation of the Mexican power business in 2008, and growth in distribution activities in Latin America.

At €894 million, investments increased 37% in 2008 mainly because of the financial investment required for the acquisition of a percentage stake in Unión Fenosa.

Through its 30.9% stake in Gas Natural SDG, Repsol participates in the entire gas value chain, from supply, to distribution, and marketing.

Through the Repsol-Gas Natural LNG (Stream) joint venture, the company was the world’s third-ranking company in terms of transported LNG volumes. Founded in 2005, the objective of this company is to maximise the value of its partners’ agreements through efficient management and marketing, also facilitating access to LNG supply sources and strategic markets.

Gas distribution in Spain contributed 34.6% of Gas Natural’s results, with sales to the regulated market amounting to 270,073 GWh. The total number of supply points increased to 5,842,000 and the gas pipeline network grew 6.9% to 48,578 kilometres. Sales in Latin merica climbed 16.2% to 208,408 GWh and the number of supply points reached 5,253,000. The distribution network increased 2.8% to 61,196 kilometres.

In 2008, Gas Natural SDG consolidated its presence in the Italian market with the acquisition, worth €30 million, of the Pitta Costruzioni Group which operates in the Puglia region in southern Italy. This acquisition, jointly with the incorporation of Italmeco at the end of 2007, will allow Gas Natural SDG to increase its distribution area in Italy, which now comprises 187 cities and towns in eight regions: Molise, Abruzzo, Puglia, Calabria, Sicily, Basilicata, Campania, and Lazio. In 2008, gas sales in Italy reached 2,933 GWh, there were 397,000 supply points, and the distribution network stretched over 5,521 kilometres.

In the power business, the company operates a total 6,495 MW of installed electricity generation capacity in Spain, Puerto Rico, and Mexico.

In Spain, Gas Natural SDG has 3,600 MW in combined cycle power generation plants. A group of 400 MW is currently in the construction phase in Malaga and another two, totalling 800 MW, in Barcelona’s harbour. In addition, two 400 MW groups in Lantarón (Álava) are currently in the processing stage. In generation, the total of combined cycle plants jointly with installed cogeneration capacity and wind generators produced 18,130 GWh at year-end 2008, that is, 6.8% more than in the previous year.

gas natural sdg

Petroleum Oil & Gas Spain (100% held by Gas Natural) is participating, jointly with Repsol, in the offshore well to be drilled in 2009 at the Montanazo concession off the coast of Tarragona, with preparatory work carried out in relation to this project during fourth quarter 2008.

Repsol and Gas Natural, in a consortium with other companies, have executed a shareholders’ agreement to develop an integrated gas project in Angola. The company Gas Natural West Africa (60% Repsol-40% Gas Natural), which will manage this project, has been incorporated. In a first phase, an appraisal will be made of these gas reserves before making the necessary investments for development and subsequent export as LNG. Progress has been made defining the seismic exploration and drilling work that will be carried out in 2009.

With regards to the Gassi Touil project and following Sonatrach’s decision in 2007 to rescind the agreement unilaterally, an arbitration process is currently ongoing in which Repsol and Gas Natural will defend their rights and which will decide on the validity of such decision and on damages for wrongful termination of the contract. The arbitration court’s decision is expected to be announced in 2009.

Unión Fenosa Acquisition Process

On 30 July 2008, Gas Natural SDG reached an agreement with ACS on the acquisition of its total 45.3% stake in Unión Fenosa at an effective price of €18.33 per share, which implies a valuation of 100% of the electric utility’s share capital of €16,757 million. In accordance with the terms and conditions of the agreement, in early August, Gas Natural acquired from a 9.9% stake in Unión Fenosa for €1,675 million.

Under the terms and conditions of the agreement entered into with ACS, the purchase price was adjusted, deducting the €0.28 per share dividend paid by Unión Fenosa on 2 January 2008. The resulting adjusted price is €18.05 per share.

On 12 December 2008, Gas Natural acquired from Caixanova its 4.7% stake in the share capital of Unión Fenosa. At 31 December 2008 Gas Natural’s ownership interest in Unión Fenosa was therefore 14.7%. After exceeding 30% voting rights in Unión Fenosa, Gas Natural must launch a bid, within one month, for the remaining shares in the electrical utility and, therefore, in September 2008 the company initiated the process for securing the corresponding permits from competent authorities.

The acquisition of Unión Fenosa marks a major step in the development of Gas Natural, fulfilling its goal of becoming the leading integrated gas and power company. This will be achieved thanks to the complementarities of both companies’ activities in the entire value chain of these two business lines. This acquisition also accelerates the fulfilment of Gas Natural’s Strategic Plan 2008-12.

In July 2008, Gas Natural executed an agreement with 10 banking entities for financing the acquisition of 100% of Unión Fenosa, including the stakes held by ACS and Caixanova in Unión Fenosa, as well as the subsequent tender offer. Nineteen entities will participate in the syndication process that is currently underway.

Criteria and Repsol, in order to ensure a sound and flexible financial structure, have agreed to make contributions to Gas Natural’s share capital, in the necessary amount and manner, for a maximum sum of €1,903 million and €1,600 million, respectively, to ensure that the company obtains a consolidated rating immediately after settlement of the tender offer of at least BBB (stable) and Baa2 (stable) from S&P and Moody’s, respectively.

Gas Natural has started the process for carrying out the contemplated rights issue for the sum of €3.5 billion in the context of the Unión Fenosa acquisition transaction. On 30 January 2009, its Board of Directors agreed to convene an Extraordinary General Meeting to authorize the issue of new shares with pre-emptive subscription rights.

164 Consolidated Management Report 3 Corporate Areas

3.1 Human Resources

At 31 December 2008, Repsol’s comprised 36,302 employees working in more than 30 countries, mainly in Spain (50%) and in Argentina (33%), with employees in Portugal (4%), Brazil (2%), Peru (2%), Ecuador (2%), and Trinidad and Tobago (2%). Of these employees, 6% work in the Upstream area, 48% in Downstream, 30% in YPF, 6% in Gas Natural, and 0.5% in the LNG division. The breakdown by professional categories is: 1% executive personnel; 6% technical managers; 43% technicians; 5% administrative staff; and, 45% operators. Permanent work contracts account for 91% of the total and women represent one third of the total workforce.

Renewal of the Executive Team

In February 2008, coinciding with the presentation of the Strategic Plan 2008-2012, the Company announced the new make up of the company’s executive team, 21% of whom are new members. Throughout 2008, there were 157 changes, including changes in management positions and new appointments (63). The most important traits required of executives in charge of managing the company were defined in accordance with the business requirements contemplated in the Strategic Plan. These traits are as follows:

• Global and diverse leaders, with a vision on the different functions and geographical environments; leaders who are flexible and able to adapt to the company’s different needs and priorities.

• Strongly committed to achieving results.

• Excellence in people management.

Following these managerial changes, the profile of Repsol’s executive team is more global and more diverse in relation to gender and nationalities (the percentage of women holding executive jobs and nationality diversity increased from 8% and 10% to 17% and 19%, respectively.

The Repsol Executive Convention was organized in May 2008 for the purpose of disseminating the new management style and for promoting the leadership of the Executive Committee and fostering a sense of pride in being part of the company. Over 250 executives from 16 countries participated in this event.

Diversity and balance

Professionals of more than 70 nationalities work at Repsol. Of these employees, some 900 work in countries other than the ones in which they were hired, comprising the group of expatriates. This is mostly the case in the Upstream business area (79%).

The company continued to work in 2008 in the analysis and implementation of new measures to encourage diversity and balance, promoted by the Diversity and Balance Committee created in 2007. This committee continued to work on an in-depth study of the objectives and core priorities in relation to this issue for the 2009-2012 period. One of the measures implemented in 2008 was the teleworking pilot project, with the participation of more than 130 people from various business areas in Spain and Argentina. The results of this initiative have been very positive and will be gradually extended to include more workers and departments.

Another initiative worth mentioning is the pilot project to provide support to employees through an external company that offers a wide range of services, from legal and financial counselling to the recruitment of domestic staff.

In addition, in the first half of 2008, the Working Day Reduction Protocol was signed. This initiative is designed for employees who work in shifts and establishes flexible measures for reducing the specific working day of these employees.

In 2008, Repsol incorporated 422 people with disabilities in its workforce (365 through direct hiring and 57 through alternative measures), increasing the percentage of personnel with disabilities to 2.29% after a more than 10% increase in the previous year. Through an advertising campaign with the slogan “At Repsol, we work towards making integration a reality”, the Company made known its stance, vocation, and commitment to the social and work human Resources

integration of people with disabilities. Repsol carries out different projects to foster equality and opportunities and the social integration of all groups, particularly with respect to those who encounter greater difficulty in joining the job market.

Repsol, the company creating the most jobs for the disabled Repsol won the Fundación Empresa y Sociedad Award for its active work in favour of the disabled. This award is a recognition of the best corporate actions for the integration of the disabled, always within the framework of promoting corporate competitiveness and social cohesion. Repsol was selected among 27 candidates.

The company continued to improve accessibility standards at its service stations and offices, becoming a benchmark among Spanish companies. In 2008, Repsol inaugurated the first service station where the entire staff comprises people with different capabilities.

According to the Observatorio de Empresa and Sociedad, Repsol is the company that generates the most direct jobs in absolute terms for people with different capabilities.

The company also conducted an audit on remuneration and promotion of personnel not included in the bargaining agreement in order to guarantee that this group of employees enjoys equal opportunities.

Hiring the best professionals

In 2008, an important change was made in the recruitment strategy for professionals who wish to joint the company, which is based on acquiring knowledge with regards to their motivation and on the optimal use of available resources. Recruitment techniques and processes were redesigned and the concept of “brand as an employer” was introduced to encourage job marketing.

The objective of these improvements is to project Repsol’s values with regards to quality jobs, seeking a closer relationship with the academic world, and promoting professional training based on various initiatives. These initiatives included: publication of the “SOY” campaign in university newspapers, stressing the company’s five values in relation to jobs: career development, diversity, teamwork, global scope, and commitment to society; the redesigning and updating of Employment Channel contents, which can be accessed through the corporate web; promoting attendance in employment forums; and, the sponsorship of various seminars and reports. Repsol was included in the select group of Top Companies in which to Work.

The “Impulsa” scholarship program was launched in 2008. This program provides students in their last years of university with an offer that goes beyond in-house work experience. It provides training in languages, generic skills and competencies, and the possibility of joining the company through the New Professionals Program.

More than 1,850 people joined the company in 2008. Over 120 of these new incorporations are related to Plan de Choque, a 5-year program that aims to incorporate professionals in the Upstream area in order to meet the needs envisaged in the growth plan for this activity. In addition, 280 people joined the Refining Spain area in the Downstream division to fill the vacancies in the facilities enlargement projects and to ensure a suitable generational shift.

Talent management

With the help of the “People Review” system – a tool for identifying and developing talent in Repsol – and through 58 work sessions organized in 2008, it was possible obtain a map of talent in each of the company’s areas and to design a specific development plan to offer greater opportunities to professionals.

In keeping with the company’s interest in continuing to identify, year after year, the talent of its workers, 16 sessions of the “Development Center” program were conducted in 2008. Nearly 150 professionals were evaluated in these sessions, 72% of them women, a clear example of the project’s potential for detecting talent in this group.

Executive coaching was also introduced as a tool for career development. This experience was launched in the Marketing and Chemicals divisions, drafting a procedure which will be applied in other areas over the coming years. In addition, a personal interview process for employees who show great potential was also implemented in order to learn more about this group of employees.

Technical knowledge is a key factor for the growth of Repsol’s activities. Towards this end, the Executive Committee decided to launch a project for the review of technical competencies, standard jobs, and training courses which will make it possible to manage technical talent in a standard and efficient fashion from a platform of common knowledge for all employees.

166 Consolidated Management Report After identifying technical competency requirements, the defined learning “road map” will make it possible to:

• Provide orientation to employees for their development, offering a structured training plan for each stage of their career focused on acquiring critical competencies.

• Promote technical training with a wider global scope integrated and shared by the various company areas.

• Optimize planning, management, and training.

Repsol’s corporate university

The Centro Superior de Formación (CSF), Repsol’s corporate university project, was launched in the second half of 2008. This project combines all the resources earmarked for training activities in the same organizational unit and comprises the Leadership and Management School and the Technical Exploration and Production, Industrial, Marketing, and Corporate Processes Schools. The creation of this centre will contribute to optimising training investment, which, in 2008, totalled €27 million for the entire company.

Entrepreneurial spirit and excellence

The variable remuneration system for Repsol professionals, known as Management by Commitments (MxC) has been in force for three years and is part of the common language of the organization. The objective of this system is for employees to focus their efforts on achieving established targets and also for these professionals to be committed to their development and that of those reporting to them, not only assessing results objectively, but also knowing how to achieve results. It also emphasises monitoring day-to-day behaviour, promoting preferably those that the company considers essential: responsibility and results-focused, entrepreneurial spirit and excellence, cooperation, people development, and merit-based recognition.

The analysis of 2007 results showed that progress was made in merit-based differentiation, providing incentives and awarding actions that contribute to the organization’s success in the long term.

Work Climate in 2008

A follow-up survey was conducted in November 2008 with the participation of more than 8,000 company employees, to evaluate the progress made in relation to the actions outlined on the basis of the work climate study carried out in 2006. The results of this survey, with the participation of 77% of employees, showed that progress had been made in most of the identified areas subject to improvement.

Labour relations

The term of the Fourth Framework Agreement for Spain expired in 2008 without any labour conflicts taking place while it was in force. Negotiations on the Fifth Framework began in November with the creation of a bargaining roundtable and the presentation of the negotiation platforms.

The Harassment Protocol was executed in the first half of 2008. This protocol outlines the steps that must be taken in the event that any employee suffers any harassment at the workplace.

Health and safety at the workplace

Since the approval of the Management Standards for Health and Safety at the Workplace at Repsol in October 2007, the Workplace Health and Safety Technical Committee has been working on drafting a set of uniform standards on an international scale. In this context, the following procedures are worth mentioning:

• Safety and health requirements when travelling to risk countries.

• Individual health monitoring, jointly with periodical vigilance guidelines.

• The provision of medical services.

• Safety and hygiene in food preparation.

In addition, a health data and indicators procedure was approved that will contribute to improving current monitoring systems.

Innovation and Technology

3.2 Innovation and Technology

Repsol considers its Research and Development (R+D) investments and activities as essential tools that enable it to have competitive technology for manufacturing the best products by means of efficient and environmentally-friendly processes that have the minimum impact on the environment, thereby fulfilling market needs and its clients’ expectations. By doing this, the company’s value increases to the benefit of its stakeholders, and the company behaves in a socially responsible manner.

Resources are applied in R+D programs to identify and incorporate the best commercially available technology while, at the same time, work is carried out to develop the company’s own technology to enable it to achieve a stronger competitive positioning. Additionally, the company conducts research on emerging technologies that can change business outlook and constantly monitors technological areas identified as being of critical importance for the company.

The Group’s technology centres in Spain (Móstoles) and Argentina (La Plata) employ 450 researchers who develop an intensive project program covering all of the company’s business lines: oil and gas exploration and production, the natural gas value chain, oil refining and petrochemicals, without ignoring future diversification opportunities such as biofuels. In 2008, €74 million were invested to carry out all of these activities, plus another €6 million for projects undertaken at the business units.

Repsol collaborates with its social surroundings, aware of the increasing importance for scientific and technological development for strengthening the bonds between the company and the community. To achieve this, the company has an active collaboration policy through agreements with universities, companies, and other public and private technology centres. The 2008 budget earmarked for these types of agreements totalled more than €12 million, much higher than in recent years. The areas of cooperation spanned from preliminary viability studies for starting new projects to undertaking specific stages in R+D initiatives according to specific knowledge and/or specific facilities available at these centres. In addition, there was an increase in the company’s involvement in consortiums with other companies for the pre-competitive development of new technologies.

Furthermore, Repsol participates in R+D projects sponsored by different administrations (regional, national, and European). In 2008 it took part in 24 different types of projects promoted by the Spanish Government and in seven European Union projects.

R+D projects and programs involve the entire value chain of the various business units, from exploration of new oil and gas fields, to lifting and preparation for transport, including transformation and manufacturing of products in industrial complexes and distribution to the end client. The following significant lines and actions in the various Repsol business areas are worth mentioning:

• Upstream. Repsol applies the most advanced technologies in the exploration of new oil and gas fields, developing new seismic processing technologies jointly with other leading companies and universities to improve the possibilities of analysing and interpreting seismic images, the first step in the oil and gas exploration process. This technology bolsters competitive advantage since it increases the possibilities of finding deepwater oil and gas reserves – a scenario that, until now, was characterised by geological formations that were complex or invisible when using traditional techniques – and significantly reduces exploration risks and associated costs.

Another of the main lines of technological development at Repsol involves improved recovery technologies for extracting more oil and gas from mature reservoirs. The company also develops and adapts technologies to enhance non-conventional hydrocarbon production, such as heavy oil and low-permeability gas resources, in addition to technologies and methodologies to improve production in offshore fields.

• LNG. In this business, in which Repsol is a leading international player, liquefaction technologies are being developed to use floating systems, which will make it possible to capitalise gas reserves that cannot be exploited in an economically viable manner at present.

• Downstream. Specialised technological support for refineries makes it possible to produce better quality gasoline and diesel fuel. By making progress in this field, Repsol can keep ahead of international regulatory requirements, consistently maximising its operating margin, ensuring compliance with environmental requirements, and promoting energy savings and efficiency. New products are being developed as part of this strategy, such as plant-based biofuels and improved performance lubricants and asphalts adapted to comply with new environmental standards.

168 Consolidated Management Report Several fleet trials and field tests have been conducted to ensure that these new bio-products reach the market with full guarantees, including the following: a trial using a fleet of buses running on bio-diesel made with recycled frying oil; the tests performed on 200 vehicles using a biofuel with a high content of renewables (30%); field tests using a new enhanced safety oil as a biodegradable electrical transformer; and the test on a road surface using asphalt that can be spread at a low temperature that provides environmental advantages and cost savings.

As part of its commitment to research and sustainable development, Repsol has launched several innovative projects, such as the study of new crops for producing biofuels, the development of CO2 capture systems using reusable bio-algae, biomass, products made with vegetable oils for treating crops affected by plagues, and the application of spreadable oils to treat wood to prevent attacks by xylophagous organisms.

Competition fuels developed at the Repsol Technology Centre are used in major sports competitions. In 2008, for the fourth consecutive year, Honda HRC rated Repsol’s CTR-54 competition fuel the best performer compared to several others manufactured by competitors. Repsol’s technology department also developed the first competition diesel fuel for Mitsubishi’s new Lancer, which competed in the last Dakar race held from 3 to 18 January 2009 in rgentina and Chile. Knowledge acquired in these cutting-edge technologies is subsequently used to improve the company’s products that reach end users.

In LPG, new end-to-end air-conditioning applications for the residential, tertiary, and industrial sectors are being implemented gradually. These applications, jointly with the use of autogas (LPG used to power vehicles) and in coastal fishing vessels (Peixe Verde project), open a wide range of environmentally- friendly business opportunities.

Research in petrochemicals focuses on optimising existing processes, many of which are proprietary technology, and in developing products adapted to new market requirements in increasingly competitive scenarios. It is in these types of products, particularly those for mass consumption, in which performance excellence and the balance between properties and the price of raw materials and energy required for production mark the difference in efficiency and sustainability between processes and producers.

The projects developed throughout 2008 made it possible to redesign polyol production units, increasing capacity while at the same time improving the quality of the composition and properties of these products.

More efficient procedures were defined for the production of polyolefin and alternative uses for traditional monomers were developed by introducing more efficient catalysts in the processes.

Through the involvement in Dynasol, the company continues to develop new synthetic rubber, the applications of which are very appreciated in the automotive industry and in the manufacturing of adhesives and compounds.

3.3 Safety and the Environment

For Repsol, paying attention to safety and the environment is an essential aspect in managing its activities. This principle is part of the company’s strategic vision and its commitment to “contribute to sustainable development and improvement of the social environment, and to respect human rights, the environment, and safety”. This commitment is complemented by the following ethical value: “we demand a high degree of safety in processes, facilities, and services, stressing the protection of employees, contractors, customers, and the local surroundings, and we convey this principle to the entire organization”.

These are the commitments and values underpinning Repsol’s Safety, Health, and the Environment Policy that, through the management system, applies to all the company’s activities. Its main support is the Safety and Environment Manual, which is supplemented by a large set of standards, procedures, and technical guides, constantly updated to adapt them to the best practices in the industry.

The most important actions carried out recently to improve safety and the protection and conservation of the environment and the evolution of the most relevant indicators are detailed in the Repsol 2008 Corporate Responsibility Report and on its website (www.repsol.com).

Safety and the Environment

Safety

Repsol’s objective is to have accident-free operations. To achieve this, management improvement measures and investments are defined each year to maintain the facilities in accordance with the best standards in the sector. To improve safety, the management system is constantly being evaluated.

The rate of accidents at Repsol decreased once again in 2008. The frequency of time lost due to accidents affecting integrated personnel (company employees plus contractors), fell 25% in comparison with the previous year, thereby meeting the annual target and making progress in achieving the strategic goals defined by the company for 2012.

Unfortunately, however, despite all the steps taken and the progress made in this respect, nine fatal accidents occurred, with eleven deaths, three of whom were company employees and eight were employed by contractors. Five of these deaths occurred in road accidents.

Environment

In compliance with Repsol’s strategic lines, protection and conservation of the environment are key elements in the company’s activities. Significant environmental investments were made in 2008. Key among these, as in previous years, were the improvements achieved in the refining business to meet environmental oil product quality standards. Also significant were the measures implemented to minimise emissions to air, the optimisation of water consumption, the reduction of contamination in landfills, proper management of waste, and the improvement of systems to prevent spillages based on the best available practices and technological innovation. Great efforts were made in identifying, assessing, and addressing possible contamination episodes in the past.

Note 39 of the Repsol YPF Group Consolidated Annual Report provides detailed information on the assets, expenses and investments, contingencies, provisions, and future actions in relation to the environment.

Climate Change

In 2008, the European Commission, under the French presidency, approved a package of measures to fight climate change and promote renewable energies. The document establishes a 20% greenhouse gas reduction target by 2020 and an increase in the use of renewable energies. European Union committees will be meeting in 2009 to define the specific measures to be implemented in order to fulfil these targets.

Additionally, the parties to the United Nations Framework Convention on Climate Change, meeting in Poznan (Poland), in December 2008, reached agreements on the Kyoto Protocol Adaptation Fund and on the transparency measures for handling Clean Development Mechanisms (CDM) projects. The countries included in Annex I of the Kyoto Protocol tried to advance in the negotiations on the commitments to reduce greenhouse gas emissions and those not included in I on the possibility of including carbon dioxide capture and storage as part of the CDMs and also sought clarification on the rules for technology transfer. t the major gathering to be held at the end of 2009 in Copenhagen (Denmark), the parties will seek to conclude these actions.

At the in-house level, Repsol continued in 2008 to implement its Carbon Plan in all the business lines that produce greenhouse gas (GHG) emissions, principally by seeking emission reduction opportunities, assessing its viability as a CDM project, the improvement of GHG inventories, and investment in Carbon Funds.

In 2005, Repsol outlined its objective of reducing emissions by one million tons of CO2 equivalent over the 2005-2012 period in respect of a business as usual scenario. Thanks to the efficiency measures implemented in recent years, the company was able to meet this target in 2008. Consequently, Repsol has revised this target and has set a more ambitions goal: an additional 1.5 million ton reduction of CO2 equivalent during the 2009-2013 in respect of the business as usual scenario.

One of the linchpins of the Carbon Plan is the development of a potent in-house program to detect reduction opportunities. Thanks to this initiative, known as CORE (Reduction Opportunity Catalogue), 94 projects had been identified by year-end 2008.

Repsol continued to work throughout year towards ensuring the consistency, transparency, and credibility of greenhouse gas emission quantification, monitoring, and reporting processes, applying the program introduced in 2007 for verifying the inventory of this type of gas and measures for its reduction in accordance with ISO Standard 14064.

Investment in Carbon Funds continued as established in recent years. These funds are used to develop CDM projects in developing countries, including investing in energy efficiency initiatives, renewable energies, waste management, and fuel change projects. In 2008, the

170 Consolidated Management Report company participated in two initiatives carried out in China through the Natsource Carbon Fund “Greenhouse Gas Credit Aggregation Pool (GG-CAP)”, an industrial cogeneration project in Chaochuan and another hydro generation project in the province of Hunan which is powered by the current of the Chenshui River.

Biodiversity

Repsol respects biodiversity when planning and developing its projects and operations, preventing and minimising the possible negative impacts on ecosystems. In 2008, Repsol YPF developed a set of regulations that define the biodiversity criteria and guidelines for all the company’s operations, including the commitment to implement the Biodiversity Action Plans in projects developed in sensitive areas.

Along these lines, in 2008 the company continued developing the two Biodiversity Plan (BAP) undertaken in 2006 in relation to exploration activities in block 39 (Peru) in collaboration with the prestigious Smithsonian Institution, and in 2007 for offshore operations in Trinidad and Tobago.

Acknowledgement in safety and the environment For the third consecutive year, Repsol was included in the selective Down Jones Sustainability World Index, the Dow Jones Euro Stoxx Sustainability Index, and the Climate Leadership Index.

The Dow Jones Sustainability Index comprises several market indices whose members must prove that they have implemented advanced practices in relation to various corporate responsibility facets. On an annual basis, these indices assess several aspects, including companies’ management of safety and environmental issues. In 2008, for the first time, Repsol obtained the maximum rating in its sector with respect to environmental policy and management, protection of biodiversity, and on-the-job health and safety. In addition, for the second consecutive time, the company received top ratings for its management of climate change.

For the third consecutive year, Repsol remained in the Climate Leadership Index which includes the 30 best Financial Times 500 companies in issues such as strategy and transparency policy in relation to climate change. The company was rated one of the best three in the oil and gas sector and was the only one that has ranked among the top three over the past three years.

For its inclusion in this index, Repsol successfully passed an evaluation of ten key criteria related to its activity, such as investment in new technologies to reduce emission, emission inventory management and reporting, and investment in energy savings and efficiency.

Since 2003, Repsol has been a member of the FTSE4Good (Financial Times Stock Exchange Index) in the London Stock Exchange.

3.4 Knowledge Management

Repsol is currently immersed in a moment of change to adapt itself to the needs of a competitive market that demands constant innovation. To this end, the company plans to contribute to this adaptation by creating value and innovative capabilities in the organization through the use of knowledge management techniques and tools.

General Mission

Knowledge management initiatives at Repsol must contribute to business results, efficiency improvement, and commitment management through the design and deployment of a capabilities development and transfer model among all the business units and the organization’s transversal areas. The objective is to create a common framework for generating innovative capabilities, constantly aligned to strategic objectives and the results of which can be quantified to ensure sustainable improvement.

Corporate Vision

Repsol wants knowledge management to become an undifferentiated and intrinsic part of the day-to-day activity of its employees and of its work processes and evaluation systems, contributing to a constant improvement and innovation framework and an environment that encourages the participation, implication, and development of company employees. Through knowledge management, Repsol aims for its employees to feel professionally enriched and motivated and encouraged, on a personal level, to participate actively in the company’s progress.

Quality: Management Excellence

Strategic Objective

Repsol employees, no matter where they are or in which unit or functional area they carry out their activities, will have access to all available knowledge (contents, people, and processes) to enable them to find, whenever they need it, the pertinent knowledge and the constant identification and transfer of good practices in all key areas and processes, contributing to creating a favourable environment for innovation.

Deployment and actions carried out

As part of the strategic knowledge management plan, new practice communities have been created which, together with those already in existence, comprise approximately 20,000 people throughout the entire company. In 2008, projects for retaining employees’ knowledge and its transfer to others, (due to retirement, turnover, changes, the incorporation of new professionals, training material, etc.) remained in place. Applied methodology is mainly supported by compiling personal histories and experiences which are recorded in audiovisual support.

The Moebius Project was launched in order to bring the company’s knowledge closer to its employees. Its objective is to make available to all employees the knowledge existing within Repsol. To accomplish this, a prototype of the desired final system has been made. In collaboration with the Systems Division, a preliminary version was made that is currently being used to show the achievable functionalities to all business units and to have a trial environment to optimise performance and ensure its proper use by end users.

Acknowledgements

In 2008, Repsol received the European MAKE-2008 award in recognition for the measures implemented by the company and the results achieved in knowledge management through the evaluation of more than 500 professionals, thanks to which, Repsol was selected as one of the ten best European companies in this field.

3.5 Quality: Management Excellence

Repsol perceives quality as the constant pursuit of excellence by managing the company’s resources in an appropriate manner to generate value for its stakeholders over the course of time.

In 2001, in order to make progress on the road to excellence, Repsol adopted the European Foundation for Quality Management (EFQM) and the Ibero-American Foundation for Quality (FUNDIBEQ) models, implementing these models by performing periodic self-assessments that enable the company’s units to identify, prioritize, implement, and assess its improvement plans.

Repsol is a member of the two international foundations (EFQM and FUNDIBEQ) and actively participates in the leading quality associations in the geographical regions where it operates.

Updating the Strategic Quality Plan

Each year, the Quality Committee, comprising senior management representatives from core business areas and corporate directors, approves the company’s Strategic Quality Plan which sets out the priority objectives and the actions contemplated for developing the quality policy. The current plan envisages several strategic lines that recognise and promote as one of Repsol’s core professional values, a customer-driven policy guided by knowing and satisfying customers’ needs with speed and flexibility, and by anticipating their expectations. The basic premise of the plan is to foster creativity and innovation as a means of ensuring sustainable competitive advantage.

In 2008, the company continued to develop the key Strategic Quality Plan programs. As part of the consolidation and improvement of the self-assessment process, the company’s different business units define and implement their improvement plans and programs based on the self-assessments that they perform.

Since the program was first implemented in 2001, more than 120 self-assessments have been performed. This implies that at 31 December 2008, 100% of the organization had completed at least two self-assessments, and 30% had performed three or more.

The self-assessment methodology, designed in 2007, was reviewed in depth in 2008 for the purpose of improving its alignment with the business strategy and ensuring the integration of all improvement initiatives and the monitoring of action plans, also with the objective of

172 Consolidated Management Report having the quality function act as a catalyst for change management. All this is supported by ambitious value-accretion objectives and underpinned by a system of indicators for monitoring and bolstering the constant improvement processes and enhanced efficiency.

Repsol also worked on implementing a process-focused management system throughout the entire company. The decision-making process and implementation of improvements to ensure fulfilment of objectives are supported by establishing processes and identifying performance indicators and metrics.

Repsol promotes the use of benchmarking as the basis for establishing improvement objectives according to the environment and disseminating knowledge of best practice within the organization.

Innovation and the use of quality training

Repsol also promotes innovation as an essential management value as reflected in its quality policy. In 2007, the company approved the implementation of an innovation framework promoted by Club Excelencia en Gestión (Management Excellence Club) and the COTEC Foundation as a reference for boosting the organization’s capacity for innovation.

A new training curriculum on quality was developed in 2008 for all company personnel. This curriculum covers all quality-related aspects: excellence and self-assessment models; process-driven management; quality certifications; and basic tools and methodologies for improvement and their implementation.

On 8 October 2008, an open-door seminar was organized at Repsol’s headquarters, in collaboration with the Management Excellence Club, under the slogan “Let’s invent the future”. At this event, in which 150 people from 60 companies from different sectors participated, information was provided on some of the relevant initiatives that the Group is implementing in its quest for achieving excellence. To shed light on Repsol’s quality policy commitments, the day’s agenda included subjects related to the transformation of the organization, human capital, innovation, the environment, and the company’s constant commitment to the community. These themes coincide with the core values promoted by the Management Excellence Club and excellence principles promoted by the EFQM and FUNDIBEQ models applied at Repsol.

Certifications

Repsol promotes the implementation of quality management systems based on international standards in order to progress on the road to excellence, developing a culture and commitment to quality, and complying with market requirements.

The company has approximately 60 quality certifications based on standards such as ISO 9001:2000, TS 16949, and ISO 17025, which are available at the company’s website (www.repsol.com).

3.6 Corporate Responsibility

Commitment to society

Repsol works in a large variety of social, cultural and financial environments. A concern for local sensitivities helps the company understand and respond to the particular needs of the communities with which it comes into contact in the different phases of its business. Devoting attention to local issues gives Repsol a closer feel for the concerns of the people living in the vicinity of the company’s operations.

Repsol’s efficient and modern energy management is framed in the context of a firm commitment to the well-being, development and prosperity of the societies in which it is present and to the principles of sustainable development. The company sees social commitment as an inherent part of its activity. Between them, protecting the natural and social environment, good relations with the communities in which it works, people’s safety and respect for human rights define its management model.

During 2008, Repsol made progress in putting into action the six strategic strands of the 2007-2009 Corporate Responsibility Master Plan. As of 31 December 2008, fifty of the 65 steps set out in the Plan had been implemented, amounting to a progress rate of 80%.

A closer and ongoing relationship with the different groups of interest to the company is one of the basic premises of the Community Commitment Scheme, which is framed in the context of one of the strategic strands of the Master Plan aimed at promoting dialogue and cooperation with the community.

Corporate Responsibility

This scheme focuses on analysing, organising and steering the company’s social commitment activities, aligning them with the objectives and strategy of the business and with the real needs of the communities and societies in which Repsol operates.

One of the key milestones this year was the preparation and approval of the policy for relations with the community and the policy for relations with indigenous communities, which from that point on govern the practices of Repsol and of its contractors and suppliers.

Social stakeholders played a part in drawing up the policies. To be precise, more than 24 national and international organisations were contacted when the policy for relations with indigenous communities was drawn up.

This policy represents Repsol’s support for the recognition of indigenous peoples as set out in Convention 169 of the International Labour Organization (ILO) and in the Declaration on the Rights of Indigenous Peoples of the United Nations General Assembly. It acknowledges the differential nature of these communities, the duty to respect and promote their human rights and fundamental freedoms and, particularly, their organisational, economic and social structures. Likewise, in the framework of the approved policies mentioned above, Repsol undertakes to consult those communities beforehand and knowledgeably and to let them share, whenever possible, the benefits afforded by business activities to exploit the hydrocarbon resources that exist in their soil, among others.

These policies make it possible to strengthen the approach that Repsol has sought to promote in the dialogue with and understanding of the communities in the vicinity of its business operations, and to respond to their specific needs by drawing up plans for relations with the community.

The company’s approach to corporate responsibility and sustainable development won recognition once more in 2008. Repsol was included again in the selective Dow Jones Sustainability Indexes. In terms of the social criteria assessed in the analysis, Repsol stood out for its solid social commitment and scored top marks in human capital development, health and safety in the workplace and social impact on communities. Likewise, by continuing to be included in the FTSE4Good index, Repsol’s commitment to long-term value creation is endorsed for another year.

In 2009, and taking the expectations of groups of interest into account, the foundations for the company’s new Corporate Responsibility strategy will be established around the new 2010-2012 Master Plan.

As a result of Repsol’s voluntary commitment to the sustained enhancement of society, the Repsol Foundation embarked on a new phase in 2008 in which it set itself new goals.

The Foundation is considered to be the maximum expression of the company’s pledge for social responsibility. Its aim is to work in fields in which it can make more of a contribution, which have a clear impact on the enhancement and progress of society and which contribute to people’s well-being. Its areas of activity revolve around social action, energy and the environment, responsible mobility and education and culture. The Foundation will also provide debate on and analysis of trends and sensitive areas of concern in the social, energy and environmental field, creating meeting places and discussion forums.

The new Foundation is responsible for running cultural, social, scientific and educational schemes and activities as well as those for promoting research, a function hitherto scattered across the Repsol Group, thus giving continuity to the initiatives that the company was putting in practice from its Corporate Responsibility unit.

More than 1,200 schemes

One of Repsol’s strands of activity in terms of social commitment responds to needs identified in the communities from a lasting power viewpoint. As a rule, the company, in conjunction with the communities or their representatives, decides which priority projects should to be undertaken in order to help address the needs identified.

The activities that the company has carried out can be summarised in the following strands of activity: education and training, community development, health, social integration, the environment, art and culture.

CONSOLIDATED MANAGEMENT REPORT

In 2008, Repsol YPF and its foundations put €30 million towards social investment altogether. All in all, during the year, more than 1,200 social and cultural schemes were undertaken.

INVESTMENT IN SOCIAL AND CULTURAL SCHEMES					Thousands of Euros
	2004	2005	2006	2007	2008
Spain (1)	9,714	10,856	12,806	13,308	8,982
Europe, Africa and Asia	868	295	801	1,270	845
North America	537	719	478	54	62
South America (excl. Arg.)	2,836	3,903	5,116	5,310	5,343
Argentina	2,378	6,898	6,254	12,360	14,662
TOTAL	**16,333**	**22,671**	**25,455**	**32,302**	**29,894**
% of pre-tax results (2)	**0.40%**	**0.41%**	**0.47%**	**0.58%**	**0.63%**

(1) Higher Institute for Energy (Instituto Superior de Energía, ISE) involvement in 2008 amounted to nearly €5 million.
(2) Calculated on earnings before tax and from associated companies.

3.7 Communication

Transparency and having close relations with society's different stakeholders are the mainstay of Repsol's communications strategy. These days, society wants accessible information and Repsol does not hesitate to cater for this need in the smoothest and most reliable way possible, through a number of different tools.

Shareholders and investors

These groups have access to all sorts of resources that enable them to find out about the day-to-day business of the company. Since its flotation in 1989, Repsol has had a Shareholder's Information Office (Oficina de información al Accionista, OIA) and an Investor Relations Office, and through them both it deals with the needs of its shareholders, institutional investors and stock market analysts.

Shareholders can ask for any information they need at the OIA, by going to the office themselves, calling the 900 100 100 freephone or by post or e-mail. In 2008, the OIA dealt with over 62,000 calls (an average of 238 a day) and nearly 300 e-mails from shareholders asking for information. Most of the enquiries in 2008 had to do with the share price, the General Meeting of Shareholders, the policy for and dates of payment of dividends and the material facts of the company.

Added to that, the corporate web site (www.repsol.com) provides access to all the relevant information about the company, as well as specific contents in the section on "Information for shareholders and investors", which in 2008 had more than 200,000 visits. The portal also has an e-mail address (infoaccionistas@repsolypf.com) where enquiries can be sent and publications requested. In 2008, more than 500 e-mails were sent to this mailbox, mainly asking for information about Repsol.

The Investor Relations Office provides smooth communication with institutional investors and stock market analysts. One of the highlights of its activities in 2008 was the presentation of the 2008-2012 Strategic Plan to investors and to the international financial community. During the year, 12 global roadshows were held (meetings by company executives with international institutional investors) and more than 120 one-on-one interviews (personal interviews with investors and financial analysts). Repsol also organised a number of sector-based conferences in Europe and the United States which were attended by a large number of institutional investors. In 2008, the Investor Relations Office also arranged a field trip for financial analysts to Repsol's Houston offices to present the Upstream projects that the company is carrying out in the area, as well as the company's deepwater exploration strategy.

News media

Repsol's policy for news media relations is based on the principles of the transparency, accuracy and reliability of the information conveyed. The company endeavours to ensure that requests for information from journalists are answered as quickly as possible, keeping up a free-flowing and ongoing contact with the media which is regarded as vital for conveying developments in, the business activity and management of a company present in some 30 countries.

174

Branding Policy

Repsol’s Communications Office deals daily with general and specialised media at international, national, regional and local level, providing them with information about everything that the professionals from this sector need to know. In addition, it works closely with the local media in the places where the company’s industrial complexes are located.

All the news media are informed of any activity and initiative carried out by Repsol by means of press releases. In 2008, Repsol distributed more than 80 press releases in Spain alone, as well as others disseminated by industrial complexes at local level, and those issued in the countries where the company operates.

To strengthen the relationship with journalists, press conferences and specific informative meetings with the heads of news media are arranged. Particular mention should be made of those held in 2008 to mark the General Meeting of Shareholders and the presentation of the 2008-2012 Strategic Plan.

The company’s website has a specific space, the press room, that provides immediate access to information about the Group. From this space, the press releases issued by Repsol, and publications, pictures and all kinds of relevant information about the company are made available to the news media and the public in general. It also contains useful tools, such as a glossary of terms.

Repsol has a press mailbox (prensa@repsol.com) that operates 24 hours a day which facilitates the relationship with the different news media. Near on 4,000 enquiries and requests for information were dealt with in 2008 through this channel.

The repsol.com portal is an important communications tool. Its monthly average of visits and of pages viewed, five million and eighty million respectively, endorse it as one of portals most visited among all the companies that make up the IBEX-35, the principal benchmark index of the Spanish stock exchange. The repsol.com site includes new features constantly that enhance the appeal, accessibility, security and speed of the information. The portal, which among other services provides the company’s customers with the possibility of operating online, can be consulted in Spanish, English, Portuguese, Catalan, Gallego and Basque.

In 2008, the international consultancy, Hallvarsson&Hallvarsson, credited Repsol with being the top Spanish company in terms of its transparency and best practices in the contents of its corporate web site, standing sixth in the global ranking of companies with the highest market capitalisation in Europe.

That same year, the company’s portal won the IMA Outstanding Achievement Award for its Service Stations’ channel, a recognition of the effort made to disseminate its business activities and to forge a closer relationship between the brand and its products and customers in an innovative and accessible way.

3.8 Branding Policy

In 2008, considerable progress was made in consolidating the brand strategy, and major milestones were achieving in marketing and communication, the cornerstones for value creation for the company.

Communicating Repsol’s expertise and technological innovation at the service of society.

The communications campaign “Inventemos el futuro” (Let’s invent the future) summarises the positioning of an expert company in the energy sector and one that is, at the same time, responsible and people-oriented, committed to society and the future.

To give tangible proof of the progress made by Repsol along these lines, the communications campaign was based on four of its most innovative projects:

• Microalgae. Repsol develops second-generation biofuels from microalgae and other cultures not suitable for food purposes.

• Kaleidoscope. Cutting-edge science and technology join forces to discover oil and gas fields in the depths of the sea, respecting the natural environment.

• Asphalts. By recycling tyres, Repsol produces asphalts that reduce environmental and acoustic pollution and improve road safety.

• Plastics. Repsol is developing a new generation of environment-friendly plastics for greenhouses, which achieve more efficient crops by making optimum use of the sun and less use of water.

176 Consolidated Management Report Rationalisation of the architecture of company brands.

Repsol’s brands policy is focused on building and boosting the YPF brand in Argentina and the Repsol brand elsewhere in the world. The key steps taken involved conducting a company-wide review of the main brand applications, prioritising those with most visual impact. To give a striking example of this approach, the name of the guidebook “Guía Campsa” was changed to “Guía Repsol”, after providing information about gastronomy and tourism in Spain for more than 30 years. The product-brands have been redefined, as well, using the Repsol brand for all of them so that the link is never lost. The company’s new product-brands are designed in the frame of a graphic family that facilitates selective recall, albeit always meeting the specific needs of each business area.

The correct monitoring and application of brand identity objectives is a key piece in the coherent positioning of the Repsol brand and its trade brands; it enables its renown to grow in a sustained way, guarantees knowledge of and conveyance of the values that identify it and acts as support for increasing its financial value.

The strategic priority in building and managing the brand is reflected in the documents on the guidelines that should underpin our communication, both at external and internal level. To guarantee the correct application of the brand and its identity, the key communications managers are provided with identity handbooks, which strictly define the most noteworthy aspects of the use of the brand at their different contact points, whether it be a service station, a butane gas distributor agency or a fuel transport lorry. In this way, a process for renewing the visual identity handbooks has commenced, in which efforts are focused on interactivity, simplification, ease of use and the possibility of downloading printed forms.

In the period 2006-2007 and in the framework of an internal strategic reflection based on the results of the brand assessment project and other studies, a wide range of initiatives were undertaken to optimise brand management and create financial value in the medium and long term. To gauge the impact of these initiatives on the company’s brands and on customers, a new appraisal of the company’s principal brands has been made which analyses trends in their positioning, the impact of communications and sponsorship actions, and the changes in the competitive context. This helps gauge the variation in customer drivers and the brand role and strength since the last appraisal and up to the present day. This assessment will make it possible to support strategic decision-making in this context and strengthen recognition of the brand and of other intangible assets as key assets of the company vis-à-vis its employees and society in general.

3.9 Sports Sponsorship

In 2008, and for another year running, Repsol took part in competitions such as the World Motorcycle Championship which represent the best test benches for its fuels and lubricants by exposing them to the most extreme situations. Thanks specifically to this experience, gained in developing specific products for top-level compeitions, Repsol is able to maintain its lead position in the research and development of products capable of living up to the expectations of its customers.

2008 was an outstanding season in terms of the world titles secured by the Repsol drivers who took part in top notch international competitions. Between them they won the outdoor World Trial Championship in the women’s category, and the same title and that of the indoor World Trial Championship in the men’s category. They also secured first place in the GP2 Series –the threshold to Formula 1– and the title of world champions, individual and by teams, in the World Touring Car Championship, which adds up to six world medals to add to Repsol’s record.

Of note in 2008 was Repsol’s participation in the World Touring Car Championship (WTCC). In its fifth year, this competition has positioned itself as the second most important automobile event, only surpassed by Formula 1. Yvan Muller’s victory and the team victory secured with Seat were a great international showcase for the Repsol brand, another of the attributes, together with the development of fuels and lubricants, through which the company pledges commitment to sports sponsorship.

In the World Motorcycle Championship, Repsol rider Marc Marquez, aged 16, stood to form part of the elite in this discipline, demonstrating his qualities, both sporting and human, features which Repsol always views positively in its sports representatives, in addition to rigorous standards and professional expertise. In MotoGP, the maximum category, Dani Pedrosa held onto his position as leader for the first half of the championship, and, although

Supplementary Content of the Management Report

good luck then deserted him, he ended the season with a well-deserved third place in the overall classification.

In trial, Toni Bou proved to be the indisputable new leader in this speciality, by regaining his two world titles, while Laia Sanz remained at the top in the women’s category, achieving her eighth world crown.

2009 could not have started off better for Repsol. Once again, Marc Coma proved that nobody can overshadow him in offroad motorcycles by winning the Dakar 2009, which was held for the first time in Argentina and Chile. He is the first Spaniard to be two-times champion in this mythical event and the first win by a Repsol rider this year, which marks the 40th anniversary of the company’s presence in the motor world.

4	Supplementary Content of the Management Report

(Pursuant to section 116 (B) of the Securities Market Act (Ley del Mercado de Valores))

A. Capital structure, including securities not traded on a European Community regulated market, indicating, where appropriate, the different classes of shares and, for each class of shares, the rights and obligations that it confers and the percentage of capital that it represents.

The Share Capital of Repsol YPF, S.A. is currently €1,220,863,463, represented by 1,220,863,463 shares, each with a par value of 1 euro, fully subscribed and paid up, belonging to a single class and, consequently, having the same rights and obligations.

The shares of Repsol YPF, S.A. are represented by book entries and have all been admitted to listing on the continuous market of the Spanish securities markets (Madrid, Barcelona, Bilbao and Valencia), the New York Stock Exchange and the Buenos Aires exchange (Bolsa de Comercio de Buenos Aires).

B. Any restriction on the transferability of securities.

As laid down in the 11th Additional Provision of Act 34/1998 on the hydrocarbons sector, in the wording thereof given by Royal Decree-Law 4/2006, 24 February, administrative authorisation must be sought from the National Energy Commission for certain holding acquisitions that involve companies that carry on regulated activities or activities that are subject to administrative intervention which entails a special binding relationship.

The Ruling of the Court of Justice of the European Communities (CJEC) of 28 July 2008 laid down that, by enforcing this requirement, the Kingdom of Spain has breached the obligations incumbent upon it under articles 43 (freedom of establishment) and 56 (freedom of movement of capital) of the European Community Constitutional Treaty.

C. Significant direct or indirect holdings in the capital.

As of the last date available, the following were the most significant holdings in the share capital of Repsol YPF:

Shareholder Total % of the share capital

Sacyr Vallehermoso, s.a. (1) 20.01

Criteria Caixa Corp. (2) 14.31

Petróleos Mexicanos (3) 4.81

(1)	Sacyr Vallehermoso, S.A. holds its stake through Sacyr Vallehermoso Participaciones Mobiliarias, S.L.

(2) Criteria Caixa Corp. owns 9.28% directly and 5.02% indirectly through Repinves, S.A. (a company in which Criteria Caixa Corp. holds 67.60% stake).

(3) Petróleos Mexicanos (Pemex) holds its stake through Pemex Internacional España, S.A. and through several equity swap instruments which enable Pemex to exercise the economic and the political rights of a percentage of up to 4.81% of the Company’s share capital.

178 Consolidated Management Report Furthermore, on 18 January 2008 the entities Barclays Global Investors, NA, Barclays Global Investors, Ltd., Barclays Global Fund Advisors and Barclays Global Investors (Deutschland) G notified the Securities Market Commission (Comisión Nacional del Mercado de Valores, CNMV) of the existence of an agreement for the concerted exercise of voting rights in Repsol YPF for a 3.22% holding. According to the information submitted to the CNMV, such entities are management companies of collective investment institutions, without their controlling entity (Barclays Global Investors UK Holdings, Ltd.) giving direct or indirect instructions for the exercise of the corresponding voting rights held by such management firms.

D. Any restriction on voting rights.

• Article 27 of the Corporate Articles of Association of Repsol YPF, S.A. lays down that the maximum number of votes that an individual shareholder, or companies belonging to the same Group, may cast at the General Meeting of Shareholders shall be 10% of the Share Capital with voting rights.

• Pursuant to Act 55/1999 (amended by 62/2003), the Administration must be notified of holdings acquired by state-owned entities, or entities of any kind in which state-owned entities have a majority or controlling interest of, at least, 3% in the share capital of energy companies, in order that the Council of Ministers, within a period of two months, may authorise, deny or place conditions on the exercise of the voting rights (the so called “golden energy share”).

With regard to that provision, the Ruling of the Court of Justice of the European Communities (CJEC) of 14 February 2008 laid down that the Kingdom of Spain has breached the obligations incumbent upon it under article 56 EC (freedom of movement of capital), by keeping in force measures such as the “golden energy share” which restrict the voting rights attached to shares held by state-owned entities in Spanish firms operating in the energy sector.

• Furthermore, article 34 of Royal Decree-Law 6/2000 lays down certain constraints on the exercise of voting rights in more than one principal operator in the same market or sector. Among others, it lists the markets for the production and distribution of fuels, the production and supply of liquid petroleum gases and the production and supply of natural gas, principal operator being understood to be the entities that hold the five largest shares in the market in question.

Such constraints are specified as follows:

• Natural or legal persons who have a direct or indirect holding of over 3% in the Share Capital or the voting rights of two or more principal operators in the same market may not exercise the voting rights attached to the excess over and above such percentage in more than one of those companies.

• A principal operator may not exercise voting rights in a holding of more than 3% of the Share Capital of another principal operator in the same market.

These prohibitions shall not apply to parent companies which have the status of principal operator with respect to their controlled companies that have the same status, provided that such structure is imposed by the legal system or is the consequence of a mere redistribution of securities or assets among companies in the same Group.

The National Energy Commission, as the energy market regulatory body, may authorise the exercise of the voting rights attached to the excess, provided that this does not favour the exchange of strategic information or entail risks of coordination in their strategic activities.

E. Shareholders’ Agreements.

Repsol YPF, S.A. has not been informed of any shareholders’ agreement that includes the regulation of the exercise of voting rights at its general meetings or that restricts or places conditions on the free transfer of Repsol YPF, S.A. shares.

F. Rules applicable to the appointment and replacement of members of the board of directors and to the amendment of the corporate Articles of Association.

• Appointment

The General Meeting of Shareholders is entrusted with nominating the members of the Board of Directors, notwithstanding the powers of the Board to nominate persons from among the shareholders to fill vacancies that arise until the next General Meeting is held.

Persons to whom the prohibitions under section 124 of the Companies Act (Ley de Sociedades Anónimas) apply and those who are incompatible according to the law in force may not be appointed as directors.

179 Supplementary Content of the Management Report Persons and entities that are in a situation of permanent conflict of interest with the Company, including rival entities, their directors, executives or employees and the persons linked with or proposed by them may not be directors of the Company either.

Nominees shall be persons who, in addition to fulfilling the requirements for the post stipulated in the law and Articles of Association, have acknowledged prestige and possess the appropriate professional knowledge and expertise for performing their duties.

The proposals for the appointment of Directors that the Board submits to the General Meeting, and appointments made by co-option, shall be approved by the Board (i) at the proposal of the Nomination and Compensation Committee, in the case of Independent External Directors, or (ii) subject to a prior report by that Committee in the case of the other directors.

• Re-election

The Nomination and Compensation Committee is responsible for assessing the quality of work and dedication to the office during the preceding term of office of directors proposed for re-election.

The proposals for the re-election of Directors that the Board submits to the General Meeting shall be approved by the Board (i) at the proposal of the Nomination and Compensation Committee, in the case of Independent External Directors, or (ii) subject to a prior report by that Committee, in the case of the other directors.

• Withdrawal or resignation

Directors shall cease to hold office when the term for which they were appointed expires (unless they are re-elected) and in the other circumstances provided for in the Law, the Corporate Articles of Association and the by-laws of the Board of Directors.

Furthermore, directors must submit their resignation to the Board of Directors in any of the following circumstances:

a. When any of the instances of incompatibility or prohibition provided for by law, the Company’s of or the regulations apply to them.

b.When they have been seriously cautioned by the Nomination and Compensation Committee or the Audit and Control Committee for having breached their obligations as Directors.

c.When, in the opinion of the Board, subject to a prior report by the Nomination and Compensation Committee:

1.Their continued presence on the Board may jeopardise the interests of the Company or impair the functioning of the Board itself or the standing and reputation of the Company; or

2.When the reasons for which they were appointed disappear. This includes, in particular:

• The External Institutional Directors when the shareholder that they represent or that had proposed their appointment transfers the whole of its shareholding. They must also surrender their post to the Board and, if the Board deems it fitting, tender the respective formal resignation, in the corresponding proportion, when such shareholder reduces its shareholding to a level that requires the reduction in number of its External Institutional Directors.

• The Executive Directors, when they cease to hold the executive posts outside the Board to which their appointment as Director was linked.

The Board of Directors shall not propose the withdrawal from office of any Independent External Director before the statutory period for which he/she had been appointed comes to an end, except when there are proper grounds for doing so, in the opinion of the Board subject to a prior report by the Nomination and Compensation Committee. In particular, proper grounds shall be deemed to exist when the Director (i) had breached the duties inherent in his/her office; (ii) were in any of the situations described in the previous paragraphs; or (iii) were in any of the circumstances described in the Rules and Regulations of the Board as a result of which he/she cannot be classified as an Independent External Director.

Proposals for the withdrawal from office of Independent External Directors may also be made as a result of takeover bids, mergers or other similar corporate operations that entail a change in the Company’s capital structure, to the extent necessary to establish a reasonable balance between External Institutional Directors and Independent External Directors according to the relationship between the capital represented by the former and the remainder of the capital.

180 Consolidated Management Report • Amendment of the Articles of Association

The Articles of Association of Repsol YPF, S.A., which are available on its website (www.repsol.com), do not lay down different conditions from those contained in the Joint Stock Companies Act (Ley de Sociedades Anónimas) for their amendment, with the exception of the amendment of the last paragraph of section 27, regarding the maximum number of votes that a shareholder or companies belonging to the same Group may cast at the General Meeting. Said resolution, as well as the resolution to amend this special rule contained in the last paragraph of section 22 of the of Association, require, both in the first and in the second convening, the favourable vote of 75% of the share capital with voting rights attending the General Meeting.

G. Powers of the members of the Board of Directors and, in particular, those concerning the possibility of issuing or buying back shares.

The Annual General Meeting of Shareholders of the company, held on 31 May 2005 agreed to authorise the Board of Directors to increase the Share Capital, once or several times, during a period of 5 years, by the maximum amount of €610,431,731 (approximately half the current Share Capital), by issuing new shares the countervalue of which shall consist of cash contributions.

Likewise, the General Meeting of Shareholders of the company, held on 14 May 2008, authorised the Board of Directors to make the derivative acquisition of own shares, under the terms indicated above in the “Financial overview” section of this Management Report.

Finally, in addition to the powers recognised in the Company’s Articles of Association and the Board Regulations as being conferred upon the Chairman and Deputy Chairman of the Board, the Executive Directors have each been granted general powers of attorney to represent the Company, conferred by the Board of Directors, and which are duly recorded in the Madrid Companies Register.

H. Significant agreements to which the company is party and that take effect, alter or terminate upon a change of control at the company as a result of a takeover bid, and their effects, except when disclosure thereof would be seriously detrimental to the company. This exception shall not apply when the company is under the legal obligation to make this information public.

The Company participates in exploring for and exploiting hydrocarbons through consortiums or joint ventures with other oil companies, both private and state-owned. In the contracts that govern relations between the members of the consortium the other partners are usually granted a right of first refusal over the holding of the partner on which a change of control takes place when the value of said holding is significant in relation to the overall assets of the transaction or when other conditions set out in the contracts occur.

Likewise, according to the rules regulating the oil and gas industry in the different countries in which the Company operates, the transfer, total or partial, of research permits and exploitation concessions as well as, on occasions, the change of control in the concessionaire entity or entities and in particular in the entity that has the status of mining area operator, are subject to prior authorisation by the competent administrative authority.

In addition, the agreements entered into by and between Repsol YPF and Caja de Ahorros y Pensiones de Barcelona (“la Caixa”) relating to Gas Natural SDG. S.A., reported as relevant facts through the Securities Market Commission, as well as the Agreement for Industrial Activity between Repsol YPF and Gas Natural SDG, S.A. provided for in them and notified as a relevant fact on 29 April 2005 and the Partnership between Repsol YPF and Gas Natural SDG relating to Repsol–Gas Natural LNG, S.L. consider the change in the control structure of either of the parties to be cause for termination.

I. Agreements between the company and its directors and executives or employees providing for compensation when they resign or are unfairly dismissed or if the employment relationship comes to an end because of a takeover bid.

• Executive Directors

The Chairman and the General Secretary and Member of the Board are entitled to a Deferred Financial Compensation in the event of the termination of their relationship with the company, provided that said termination does not take place as a result of a breach of their obligations or of their own free will, without there being grounds for it, among those provided for in the contract itself. The amount of the indemnity for termination of the relationship shall be three years’ total monetary remuneration.

New Repsol Headquarters

• Executives

The Repsol YPF Group has established a sole legal rule for executive staff, which is specified in the Executive Contract, in which the compensation system applicable in circumstances involving termination of the employment relationship is regulated and in which the causes provided for under the law in force are considered as causes for compensation.

In the case of senior executives, they include the resignation of the executive following corporate succession or a major change in its ownership, resulting in a replacement of its governing bodies or of the content and approach of its core business activity.

The amount of the indemnity payments is calculated according to the age, length of service and salary of the executive, except in one case, in which it is established as three years’ total monetary remuneration.

Further information about this matter can be found in Note 34 of the consolidated financial statements of the Repsol YPF Group.

New Repsol Headquarters

On November 3rd last, after having secured the permits and authorizations granted by the Town Hall of Madrid, the construction works for new head office of Repsol located in Méndez Álvaro commenced at the plots belonging to the former site of Compañía Logística de Hidrocarburos (CLH). This project has been commissioned to the prestigious architects’ firm Rafael de la Hoz.

The future corporate headquarters of Repsol will boast of an aggregate 66,000 sqm overhead built surface spanning between ground level and its four floors of offices and facilities. Below ground level, the 56,000 sqm available will be distributed in two basement floors for general installations and parking lots for 2,000 vehicles. The project contemplates the allocation of more than 8,000 sqm. committted to an ambitious facilities’ plan for the employees.

The closed ring layout of the buildings will provide a garden enclosure of more than 9,500 sqm designed by the architectural and landscape firm Latz & Partner. This area based on a sustainable growth concept will avail itself of a rainfall reutilization system and of native species and/or adapted to the Madrid climate. Moreover, within the perimeter of the business park a new green area will be created of 2,700 sqm which ties in with the existing ones in the area.

During the design stage of the project, Repsol is fully committed to sustainability, which will enable it to obtain the prestigious Leadership in Energy & Environmental Design (LEED®) Certification awarded by the U.S. Green Building Council. This prestigious institution has developed a system which takes into account the full life cycle of the building (design, construction, operation and maintenance). The main variables will be location of the plot chosen, the water and energy consumption efficiency, the environmental quality within the building and the source of the materials used during the construction process.

2008

Annual Corporate

Governance

Report 2008

A. Ownership structure 183

B. Management structure of the company 188

C. Related party transactions 214

D. Risk control systems 217

E. General Meeting 220

F. Extent of compliance with the corporate governance recommendations 225

G. Other information of interest 237

2008

A. OWNERSHIP STRUCTURE

A. Ownership Structure

A.1

Complete the following table on the capital of the company:

Date latest modification	Capital (€)	Number of shares	Number of voting rights
15/12/2000	1,220,863,463	1,220,863,463	1,220,863,463

State whether there are different classes of shares with different associated rights:

NO

A.2

Give details on the direct and indirect holders of significant interests in your company at year-end, excluding directors:

Name of shareholder	Number of direct voting rights	Number of indirect voting rights (*)	% total voting rights
Sacyr Vallehermoso, S.A.	0	244,294,779	20.010
Caja de Ahorros y Pensiones de Barcelona	17,988	174,645,246	14.307
Petróleos Mexicanos	0	58,679,800	4.806

Name of direct holder of the stake	Through: Name of the direct holder of the stake	Number of direct voting rights	% total voting rights
Sacyr Vallehermoso, S.A.	Sacyr Vallehermoso Participaciones Mobiliarias, S.L.	244,294,779	20.010
Caja de Ahorros y Pensiones de Barcelona	Criteria CaixaCorp, S.A.	113,329,831	9.283
Caja de Ahorros y Pensiones de Barcelona	Repinves, S.A.	61,315,415	5.022
Petróleos Mexicanos	Financial Entities	58,679,799	4.806
Petróleos Mexicanos	Pemex Internacional España, S.A.	1	0.000

Indicate the principal movements in the shareholding structure during the year:

Name of shareholder	Date of transaction	Description of transaction
AXA, S.A.	13/11/2008	Falling below 3% of the capital

183

ANNUAL CORPORATE GOVERNANCE REPORT

A.3 **Complete** the following tables on directors' shareholding interests in the company:

Name of Director	Number of direct voting rights	Number of indirect voting rights (*)	% total voting rights
Antonio Brufau Niubó	205,621	0	0.017
Luis Fernando del Rivero Asensio	1,000	0	0.000
Isidro Fainé Casas	242	0	0.000
Artur Carulla Font	12,718	0	0.001
Carmelo de las Morenas López	7,376	0	0.001
Henri Philippe Reichstul	50	0	0.000
Javier Echenique Landiríbar	0	17,200	0.001
Jose Manuel Loureda Mantiñán	2,300	42,000	0.004
Juan Abelló Gallo	1,000	81,926	0.007
Juan María Nin Génova	242	0	0.000
Paulina Beato Blanco	100	0	0.000
Pemex Internacional España,S.A.	1	0	0.000
Ángel Durández Adeva	5,950	0	0.000
Luis Suárez de Lezo Mantilla	1,665	0	0.000

Name of indirect holder of the interest	Through: Name of direct holder of the interest	Number of direct voting rights	% total voting rights
Juan Abelló Gallo	Arbarin Sicav, S.A.	81,926	0.007
Jose Manuel Loureda Mantiñán	Loupri Inversiones Sicav, S.A.	21,000	0.002
Jose Manuel Loureda Mantiñán	Prilou, S.L.	21,000	0.002
Javier Echenique Landiríbar	Bilbao Orbieto, S.L.	17,200	0.001
TOTAL % OF VOTING RIGHTS HELD BY THE BOARD OF DIRECTORS			0.031

Complete the following tables on directors with stock options in the company:

Name of Director	Number of direct option rights	Number of indirect option rights	Number of equivalent shares	% total voting rights

A.4 **Indicate** family, commercial, contractual or corporate relationships among significant shareholders known to the company, if any, except any that are insignificant and those deriving from ordinary commercial business:

A.5 **Indicate** commercial, contractual or corporate relationships between significant shareholders and the company and/or its group, if any, except any that are insignificant and those deriving from ordinary commercial business:

184

A OWNERSHIP STRUCTURE

Names of related persons or companies	Type of relationship	Brief description
Caja de Ahorros y Pensiones de Barcelona	Corporate

Repsol YPF and Caja de Ahorros y Pensiones de Barcelona (controlling shareholders of Criteria caixacorp, S.A.) participate in Gas natural sDG, S.A., which has as business purpose, among other activities, supply, production, piping and distribution of any type of combustible gas. Repsol YPF and Caja de Ahorros y Pensiones de Barcelona have also signed an agreement relative to Gas Natural SDG, S.A., of which the Comisión Nacional del Mercado de Valores (CNMV) has been duly notified.

A.6 Indicate any shareholders’ agreements of which the company has been notified in pursuance of Art.112 of the Securities Market Act. Describe briefly, if any, indicating the shareholders bound by the agreement:

NO

Indicate any concerted actions among company shareholders of which the company is aware:

YES

Participants in concerted action	% of capital affected	Brief description of the agreement
Barclays Global Investors, NA Barclays Global Investors (Deutschland) Barclays Global Investors, LTD Barclays Global Fund Advisors	3.219

The companies exercising voting rights in concert are all managers of UCIs and the parent company (Barclays Global Investors UK Holdings LTD) does not issue direct or indirect instructions for exercising the corresponding voting rights held by those managers

Expressly indicate any change or break-up of those agreements or concerted actions, if any, that has taken place during the year:

A.7 Indicate any individuals or entities that exercise or may exercise control over the company in pursuance of Article 4 of the Securities Market Act:

NO

ANNUAL CORPORATE GOVERNANCE REPORT

A.8 Complete the following tables on the company’s treasury stock:

At year-end:

Number of direct shares

Number of indirect shares (*)

Treasury stock/capital (%)

0

12,229,428

1.002

(*) Through:

Name of direct holder of the interest

Number of direct shares

Repsol ypf Tesorería y Gestión Financiera, S.A.

12,229,428

Total

12,229,428

Give details on any significant variations during the year, according to the provisions of royal Decree 1362/2007:

Date of communication

Total direct shares acquired

Total indirect shares acquired

Treasury stock/capital (%)

26/08/2008

5,157,665

7,051,406

1.000

Gain/(loss) obtained during the year on trading in own shares (thousand euro)

568

A.9 Indicate the terms and conditions of the authorisation granted by the General Meeting to the Board to buy or sell own shares.

The annual General Meeting of shareholders of repsol YpF, S.A. held on second call on 14 May 2008, adopted the following resolution under item five on the Agenda:

“To authorize the Board of Directors for the derivative acquisition of shares of Repsol YPF, S.A., by sale, purchase, exchange or any other onerous legal business modality, directly or through controlled companies, up to a maximum number of shares, that added to those already own by Repsol YPF, S.A. and its subsidiaries, not exceeding 5% of the share capital and for a price or equivalent value that may not be lower than the nominal value of the shares nor exceed the quoted price on the stock market.

The shares so acquired may be disbursed among the employees and directors of the Company and its Group or, if appropriate, used to satisfy the exercise of option rights that such persons may hold.

This authorisation, which is subject to the compliance of all other applicable legal requirements, shall be valid for 18 months, counted as from the date of the present General Shareholders Meeting, and leaves without effect the authorisation granted by the last Ordinary General Shareholders Meeting held on the 9th May 2007.”

A.10 Indicate any constraints established in law or the Articles of Association on the exercise of voting rights and legal restrictions on the acquisition and disposal of shares in the capital.

YES

A OWNERSHIP STRUCTURE

Indicate whether there are any legal constraints on the exercise of voting rights:

YES

Maximum percentage of voting rights that may be exercised by one shareholder by legal constraint

3%

Indicate whether the Articles of Association establish any constraints on the exercise of voting rights:

YES

Maximum percentage of voting rights that may be exercised by one shareholder by legal constraint

10%

Description of the constraints established in law or the Articles of Association on the exercise of voting rights

Under Act 55/1999 (amended by Act 62/2003), the government must be informed whenever any public corporation, or entities of whatsoever nature in which public corporations have a majority or controlling interest, acquire a stake of 3% or more in the capital of energy companies. The Council of Ministers has a period of two months to recognise or reject exercise of the voting rights corresponding to those shares, or to submit such exercise to certain conditions (the “energy golden share”).

In this regard, a Judgment passed by the European court of Justice (ECJ) on 14 February 2008 ruled that Spain has breached its obligations under Article 56 EC by maintaining in place measures such as the “energy golden share”, which limit the voting rights corresponding to shares held by public entities in Spanish companies operating in the energy sector.

Furthermore, article 34 of Royal Decree-Law 6/2000 establishes certain constraints on the exercising of voting rights in more than one principal operator in any one market or sector. Among others, it lists the fuel production and distribution, liquefied petroleum gas production and supply and natural gas production and supply markets. The principal operators are the entities holding the five largest shares of the market in question.

These constraints are as follows:

• Individuals or entities directly or indirectly holding more than 3% of the capital or voting rights of two or more principal operators on the same market may not exercise the voting rights corresponding to the excess over that percentage in more than one of such operators.

• No principal operator may exercise the voting rights corresponding to an interest of more than 3% in the capital of another principal operator on the same market.

These constraints shall not be applicable to parent companies that are principal operators in respect of their subsidiaries that are in the same position, provided this structure is imposed by law or the result of a mere redistribution of securities or assets among group companies.

The comisión Nacional de Energía (CNE), regulator of the energy market, may authorise exercise of the voting rights corresponding to the excess provided this does not favour the exchanging of strategic information or imply any risks of coordination of their strategic actions.

Furthermore, Article 27 of the Repsol YPF, S.A. Articles of Association stipulates that no one shareholder, or companies belonging to the same Group, may cast votes at general meetings in excess of the number corresponding to 10% of the voting capital.

Indicate whether there are any legal restrictions on the acquisition and disposal of shares in the capital:

NO

A.11 Indicate whether the General Shareholders’ Meeting has resolved to take measures to neutralise a takeover bid under Act 6/2007.

NO

If so, explain the measures approved and the terms on which the constraints would become ineffective

ANNUAL CORPORATE GOVERNANCE REPORT

B. Management structure of the company

B.1 Board of Directors

B.1.1 State the maximum and minimum numbers of Directors stipulated in the Articles of Association:

Maximum number of directors:	16
Minimum number of directors:	9

B.1.2 Complete the following table with details of the members of the Board:

Name of Director	Representative	Position	Date first appointment	Date last appointment	Election procedure
Antonio Brufau Niubó	–	Chairman	23/07/1996	09/05/2007	Cooptation
Luis Fernando del Rivero Asensio	–	First Vice-Chairman	29/11/2006	09/05/2007	Cooptation
Isidro Fainé Casas	–	Second Vice-Chairman	19/12/2007	14/05/2008	Cooptation
Antonio Hernández-Gil Álvarez-Cienfuegos	–	Director	06/06/1997	31/05/2005	Cooptation
Artur Carulla Font	–	Director	16/06/2006	16/06/2006	General Meeting
Carmelo de las Morenas López	–	Director	23/07/2003	09/05/2007	Cooptation
Henri Philippe Reichstul	–	Director	29/12/2005	16/06/2006	Cooptation
Javier Echenique Landiríbar	–	Director	16/06/2006	16/06/2006	General Meeting
Jose Manuel Loureda Mantiñán	–	Director	31/01/2007	09/05/2007	Cooptation
Juan Abelló Gallo	–	Director	29/11/2006	09/05/2007	Cooptation
Juan María Nin Génova	–	Director	19/12/2007	14/05/2008	Cooptation
Luis Carlos Croissier Batista	–	Director	09/05/2007	09/05/2007	General Meeting
Paulina Beato Blanco	–	Director	29/12/2005	16/06/2006	Cooptation
Pemex Internacional España, S.A.	Raúl Cardoso Maycotte	Director	26/01/2004	16/06/2006	Cooptation
Ángel Durández Adeva	–	Director	09/05/2007	09/05/2007	General Meeting
Luis Suárez de Lezo Mantilla	–	Director and Secretary	02/02/2005	31/05/2005	Cooptation
			TOTAL NUMBER OF DIRECTORS		16

Indicate any retirements from the board during the year:

B.1.3 Complete the following tables on the types of board members:

188

B. MANAGEMENT STRUCTURE OF THE COMPANY

EXECUTIVE DIRECTORS		
Name of director	**Committee proposing appointment**	**Position in company's organisation**
Antonio Brufau Niubó	Nomination and Compensation Committee	Executive Chairman
Luis Suárez de Lezo Mantilla	Nomination and Compensation Committee	General Counsel and Secretary of the Board of Directors
TOTAL NUMBER OF EXECUTIVE DIRECTORS		2
EXECUTIVE DIRECTORS / TOTAL DIRECTORS (%)		12.5

INSTITUTIONAL OUTSIDE DIRECTORS		
Name of director	**Committee proposing appointment**	**Name of significant shareholder represented or that proposed appointment**
Luis Fernando del Rivero Asensio	Nomination and Compensation Committee	Sacyr Vallehermoso, S.A.
Isidro Fainé Casas	Nomination and Compensation Committee	Criteria CaixaCorp, S.A.
Jose Manuel Loureda Mantiñán	Nomination and Compensation Committee	Sacyr Vallehermoso, S.A.
Juan Abelló Gallo	Nomination and Compensation Committee	Sacyr Vallehermoso, S.A.
Juan María Nin Génova	Nomination and Compensation Committee	Criteria CaixaCorp, S.A.
Pemex Internacional España, S.A.	Nomination and Compensation Committee	Petróleos Mexicanos
TOTAL NUMBER OF INSTITUTIONAL DIRECTORS		6
INSTITUTIONAL DIR. / TOTAL DIRECTORS (%)		37.5

INDEPENDENT OUTSIDE DIRECTORS	
Name of director	**Profile**
Antonio Hernández - Gil Álvarez - Cienfuegos	Burgos, 1953. Ba Law, Complutense University of Madrid. Since 1983 Professor of Civil Law, formerly at University of Santiago de Compostela and currently at the UNED. Practising lawyer since 1974, specialising in Civil and Mercantile Law and Arbitration. In December 2007, he was appointed Dean of the Madrid Bar Association. In 2002 he was appointed Member of the Ad- Hoc Committee for Promotion of Transparency and Security on Financial Markets and in Listed Companies. He is Director and Member of the Audit and Control Comitte of Barclays Bank, S.A. and Dean of the Madrid Bar Association.
Artur Carulla Font	Barcelona, 1948. Graduate in Economics. His professional activity began in Arbora & Ausonia, S.L. in 1972, where he held several positions until he was appointed Executive Director. In 1988 he joined Agrolimen, S.A. like Strategy Director. In 2001 he is appointed Managing Director of Agrolimen, S.A. Currently, he is Managing Director of Arborinvest, S.A. and Corporación Agrolimen, S.A., Chairman of the following companies: Affinity Petcare, S.A., Preparados Alimenticios, S.A. (Gallina Blanca Star), Biocentury, S.L., The Eat Out Group, S.L., Reserva Mont-Ferrat, S.A. and Arbora & Ausonia, S.L.U. He is also Director of Quercus Capital Riesgo, S.G.E.C.R., RS, S.A. and Consorcio de Jabugo, S.A., Member of the Regional Board of Telefónica in Catalonia, Vice-Chairman of Circulo de Economía, Vice-Chairman of Foundation ESADE, Member of Foundation Lluis Carulla, Member of IAB (International Advisory Board) of Generalitat of Catalunya, Member of the Management Board of Instituto de la Empresa Familiar and Member of Foundation MACBA (Museo de Arte Contemporaneo de Barcelona).

189

ANNUAL CORPORATE GOVERNANCE REPORT

Carmelo de las Morenas López	Sevilla, 1940. Ba in Economics and Law. Started Career In Arthur Andersen & Co. Subsequently General Manager of the Spanish Subsidiary of the Deltec Banking Corporation and Chief Finance Officer of Madridoil and Transportes Marítimos Pesados. Joined Repsol Group in 1979 holding different Management Positions. In 1989 he was appointed Chief Financial Officer, up to the end of his career in the company in 2003. Up to 31 December 2005 was member of the Standard Advisory Council of IASB. Currently he is Chairman of Casa del Alguacil Inversiones, SICAV, S.A., Director of the Britannia Steam Ship Insurance Association, Ltd., Orobaena S.A.T. and Faes Farma, S.A.
Henri Philippe Reichstul	Paris (France), 1949. Ba Economics, University of São Paulo and Phd at Hertford College, Oxford. Former Secretary of the State Business Budget Office and Deputy Minister of Planning in Brazil. From 1988 to 1999 he held the position of Executive Vice President of Banco Inter American Express, S.A. From 1999 to 2001 he was Chairman of Brazilian State Oil Company Petrobrás. He is Member of the Strategic Board of ABDIB, Member of the Board of Ashmore Energy Internacional, Chairman of Brenco – Companhia Brasileira de Energia Renovável, Member of Coinfra, Member of the Advisory Board of Lhoist do Brasil Ltda., Member of Surveillance Board of Peugeot Citroen, S.A. and Vice-Chairman of the Brazilian Foundation for Sustainable Development.
Javier Echenique Landiríbar	Pamplona (Navarra), 1951. Ba Economics and Actuarial Science. Former Director-General Manager of Allianz-Ercos and General Manager of BBVA Group. Currently Director of Telefónica Móviles México, Actividades de Construcción y Servicios (ACS), S.A., Abertis Infraestructuras, S.A., Grupo Empresarial ENCE, S.A., Celistics, L.L.C. and Consulnor, S.A. He is also Delegate of the Board of Telefónica, S.A. in the Basque region, Member of the Advisory Board of Telefónica Spain, Member of Foundation Novia Salcedo, Director of Agencia de Calidad y Acreditación del Sistema Universitario Vasco and Member of the Círculo de Empresarios Vascos.
Luis Carlos Croissier Batista	Arucas (Las Palmas), 1950. He has been the profesor in charge of economic policy of the Universidad Complutense of Madrid. During his long professional tenure, amongst other positions, he was Subsecretary of the Ministry of Industry and Energy, President of the National Institute of Industry (Instituto Nacional de Industria, I.N.I.), Minister of Industry and Energy and President of Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores). Currently he is Director of Adolfo Dominguez, S.A., Testa Inmuebles en Renta, S.A., Eolia Renovables de Inversiones SCR, S.A., Grupo Copo de Inversiones, S.A. and Begar, S.A., and Sole Director of Eurofocus Consultores, S.L.
Paulina Beato Blanco	Córdoba, 1946. Phd Economics, Complutense University of Madrid and University of Minnesota, Professor of Economic Analysis, Commercial Expert and Economist of the State. Former Executive Chairman of Red Eléctrica de España, Director of CAMPSA and major financial institutions. Formerly Chief Economist in the Sustainable Development Department of Inter-American Development Bank and Consultant in the Banking Supervision and Regulation Division of the International Monetary Fund. Currently she is advisor to the Iberoamerican Secretary General (Secretaría General Iberoamericana), Director of Solfocus Europe, professor for Economic Analysis in various universities and member of a special Board for promoting Knowledge Society in Andalusia.
Ángel Durández Adeva	Madrid, 1943. BA Economics, Profesor of Commerce, chartered accountant and founding member of the Registry of Economic Auditors. He joined Arthur Andersen in 1965 where he was Partner from 1976 to 2000. Up to March, 2004 he headed the Euroamerica Foundation, of which he was founder, entity dedicated to the development of business, political and cultural relationships between the European Union and the different Latin American Countries. Currently he is Director of Gestevisión Telecinco, S.A., Member of the Advisory Board of Exponencial-Agencia de Desarrollos Audiovisuales, S.L., Ambers Co, Responsables Consultores and FRIDE (Foundation for the international relations and the foreign development), Chairman of Arcadia Capital, S.L., , Chairman of Información y Control de Publicaciones, S.A., Member of Foundation Germán Sánchez Ruipérez and Foundation Independiente y Vicepresident of Fundation Euroamérica.

	TOTAL NUMBER OF INDEPENDENT DIRECTORS	8
	INDEPENDENT DIRECTORS / TOTAL DIRECTORS (%)	50

190

B. MANAGEMENT STRUCTURE OF THE COMPANY

OTHER OUTSIDE DIRECTORS

State reasons why they cannot be considered institutional outside or independent outside directors:

Indicate any variations during the year in the type of each director:

B.1.4 Explain why institutional directors have been appointed at the proposal of shareholders with less than a 5% interest in the company, if appropriate:

Name of shareholder Justification

Petróleos Mexicanos pemex internacional españa, S.A. was appointed director of repsol YpF, S.A. , as an institutional Outside Director, at the proposal of the significant shareholder Petróleos Mexicanos, which currently holds 4.8% of total voting rights of the Company.

Petróleos Mexicanos has held a stable interest in the company since 1990, when it proposed the appointment of its subsidiary PMI Holdings, B.V. as director of repsol YpF, S.A..

Indicate whether any formal requests for presence on the Board have not been met from shareholders with an interest equal to or greater than that of others at whose request institutional directors have been appointed. if so, explain why such requests have not been met:

NO

B.1.5 Indicate whether any director has retired from office before the end of his/her term, whether he/she explained the reasons for such retirement to the Board, and how, and if done in a letter addressed to the entire Board, explain at least the reasons stated therein:

NO

B.1.6 Indicate the powers delegated to the Managing Director(s), if any:

B.1.7 Name the Board members, if any, who are also directors or executives of other companies in the same group as the listed company:

Name of director

Name of group company

Position

Antonio Brufau Niubó

ypf. S.A.

Chairman

Luis Suárez de Lezo Mantilla

ypf. S.A.

Director

ANNUAL CORPORATE GOVERNANCE REPORT

B.1.8 Name the company directors, if any, who are on the Boards of non-group companies listed on Spanish stock exchanges, insofar as the company has been notified:

Name of Director	Listed Company	Position
Antonio Brufau Niubó	Gas Natural SDG, S.A.	Vice-Chairman
Luis Fernando del Rivero Asensio	Testa Inmuebles en Renta, S.A.	Director
Luis Fernando del Rivero Asensio	Itinere Infraestructuras, S.A.	Director
Luis Fernando del Rivero Asensio	Sacyr Vallehermoso, S.A.	Chairman
Isidro Fainé Casas	Criteria CaixaCorp, S.A.	Director
Isidro Fainé Casas	Abertis Infraestructuras, S.A.	Chairman
Isidro Fainé Casas	Telefónica, S.A.	Vice-Chairman
Carmelo de Las Morenas Lopez	Faes Farma, S.A.	Director
Javier Echenique Landiríbar	Grupo Empresarial Ence, S.A.	Director
Javier Echenique Landiríbar	Actividades de Construcción y Servicios (ACS), S.A.	Director
Javier Echenique Landiríbar	Abertis Infraestructuras, S.A.	Director
Jose Manuel Loureda Mantiñán	Sacyr Vallehermoso, S.A.	Director
Jose Manuel Loureda Mantiñán	Itinere Infraestructuras, S.A.	Director
Jose Manuel Loureda Mantiñán	Testa Inmuebles en Renta, S.A.	Director
Juan María Nin Génova	Criteria CaixaCorp, S.A.	Director
Juan María Nin Génova	Gas Natural SDG, S.A.	Director
Luis Carlos Croissier Batista	Adolfo Domínguez, S.A.	Director
Luis Carlos Croissier Batista	Testa Inmuebles en Renta, S.A.	Director
Ángel Durández Adeva	Gestevisión Telecinco, S.A.	Director
Luis Suárez de Lezo Mantilla	Compañía Logística de Hidrocarburos, S.A. (CLH)	Director

B.1.9 Indicate and, if appropriate, explain whether the company has established rules on the number of boards on which its directors may sit:

NO

B.1.10 With regard to recommendation number 8 of the Unified Code, indicate the general policies and strategies of the company reserved for approval by the full board:

Investment and financing policy	YES
Definition of the structure of the group of companies	NO
Corporate governance policy	YES
Corporate social responsibility policy	YES
Strategic or business plan, management objectives and annual budget	YES
Pay policy and senior executive performance assessment	YES
Risk management and control policy and regular monitoring of the internal information and control systems	NO
Dividend policy, treasury stock policy, especially limits	YES

192

B. MANAGEMENT STRUCTURE OF THE COMPANY

B.1.11 Complete the following tables on the aggregate directors’ remuneration accrued during the year:

a. In the reporting company:

Remuneration

Thousand Euro

Fixed remuneration

8,093

Variable remuneration

1,687

Attendance fees

0

Statutory payments

0

Stock options and/or other financial instruments

0

Others

56

total

9,836

Other Benefits

Thousand Euro

Advances

0

Loans granted

0

Pension Plans and Funds: Contributions

2,437

Pension Plans and Funds: Obligations contracted

0

Life assurance premiums

243

Guarantees furnished by the company for directors

0

b. For company directors who are on other Boards and/or in the top management of group companies:

Remuneration

Thousand Euro

Fixed remuneration

465

Variable remuneration

0

Attendance fees

0

Statutory payments

0

Stock options and/or other financial instruments

0

Others

0

total

465

Other Benefits

Thousand Euro

Advances

0

Loans granted

0

Pension Plans and Funds: Contributions

0

Pension Plans and Funds: Obligations contracted

0

Life assurance premiums 0

Guarantees furnished by the company for 0

ANNUAL CORPORATE GOVERNANCE REPORT

c. Total remuneration by type of director:

Types of directors	By company (thousand euro)	By group (thousand euro)
Executive	5,701	465
Institutional outside directors	1,766	0
Independent outside directors	2,369	0
Other outside directors	0	0
TOTAL	**9,836**	**465**

d. Regarding profit attributed to the controlling company:

Total directors' remuneration (thousand euro)	10,301
Total directors' remuneration / profit attributed to parent company (%)	0.4

B.1.12 Name the members of top management who are not executive directors and indicate the aggregate remuneration accrued in their favour during the year:

Name	Position
Pedro Fernández Frial	Executive Managing Director Downstream
Nemesio Fernández-Cuesta Luca de Tena	Executive Managing Director Upstream
Jaume Giró Ribas	Group Managing Director of Communication and Head of the Chairman's Office
Enrique Locutura Rupérez	Group Managing Director GNL
Miguel Martínez San Martín	Chief Operating Officer (C.O.O.)
Fernando Ramírez Mazarredo	Chief Financial Officer (C.F.O.)
Cristina Sanz Mendiola	Group Managing Director of Resources
Antonio Gomis Sáez	Executive Managing Director Operating YPF (COO)
Francisco Javier Macián Pérez	Group Managing Director of Human Resources
Isidoro Mansilla Barreiro	Audit and Control Director
Miguel Ángel Devesa del Barrio	Corporate Director Strategy and Corporate Development
María Patricia Mantel	Corporate Director Executive Development
TOTAL REMUNERATION TOP MANAGEMENT (thousand euro)	**12,926**

194

B. MANAGEMENT STRUCTURE OF THE COMPANY

B.1.13 Indicate globally whether any golden handshake clauses have been established for the top management, including Executive Directors, of the company or its group in the event of dismissal or change of ownership. State whether these contracts have to be notified to and/or approved by the governing bodies of the company/group companies:

Number of beneficiaries	14

Board of Directors		General Meeting
Body authorising the clauses	YES	NO

IS THE GENERAL MEETING INFORMED ON THE CLAUSES?	NO

B.1.14 Explain the process for establishing the remuneration of the Board members and the relevant articles of the Articles of Association:

Processes for establishing the remuneration of the Board members and articles of the Articles of Association

Article 45 of the Repsol YPF, S.A. Articles of Association provides as follows:

“Directors, in their position as members of the Board of Directors and due to their carrying out the function of supervision and group decision as befits this body, shall be entitled to receive from the Company an amount equivalent to 1.5% of the clear profit, which may only be allocated after attending to the requirements of the legal reserve and others that may be compulsory, and of providing the shareholders with a dividend of at least 4%. The Board of Directors is responsible for fixing the exact amount to be paid within this limit, as well as its distribution among the various Directors, taking into account the positions held by each Director on the Board and its committees. The Company is authorised to make advance payments on account of future participation in profits.

Directors may be additionally remunerated by means of granting company shares, share options or other securities giving the right to obtain shares, or through remunerative systems linked to the stock market value of the shares. The application of these systems must be approved by the General Shareholders’ Meeting, which shall determine the value of the shares to be taken as a reference, the number of shares to be given to each Director, the exercise price of any option rights, the period the agreed system should last and as many conditions as deemed appropriate.

The payments established by this article shall be compatible with and independent of the salary, remuneration, termination compensation, pension or compensation of any kind established for those members of the Board of Directors who carry out executive functions, whatever the nature of their relationship with the Company, be it employment (common or special of top management), commercial or for the provision of services. Information regarding these remunerations shall be disclosed in the Annual Report and in the Annual Report on Corporate Governance.

The Company may take out an insurance policy covering civil liability for the Directors and members of the management team.”

With regard to the Directors’ compensation, Article 5.3.c of the Regulations of the Board of Directors reserves to the full Board of Directors the decision to approve Directors’ compensation and, in the case of Executive Directors, any additional consideration for their management duties and other contract conditions.

Article 24 of the Regulations of the Board of Directors of repsol YPF, S.A. provides as follows:

“Article 24. Directors’ Compensation

1. The position of Director of Repsol YPF, S.A. shall be compensated as provided for in the Articles of Association.

ANNUAL CORPORATE GOVERNANCE REPORT

The Nomination and Compensation Committee shall propose the criteria it considers appropriate to achieve the purposes of this article to the Board of Directors, and it is the Board’s responsibility to approve said proposal and determine the final distribution of the overall sum, within the limits stipulated in the Articles of Association to that end. Within each term of office the Board may order payments, at the intervals it sees fit, to be credited to the amounts owed to each Director for the work done in said period.

2. Directors’ compensation shall be transparent. The Annual Report shall provide an individual breakdown of the compensation received by each Director for the performance of his functions as such during the period, showing the different categories of compensation

3. Outside Directors shall in all cases be excluded from the Company-funded benefit systems providing assistance in the event of termination of employment, death, or any other circumstances, as well as from long-term incentive programs such as stock purchase options.”

Finally, article 33 of the regulations of the Board of Directors provides that the nomination and compensation committee shall propose to the Board its compensation policy, assessing the responsibility, dedication, and incompatibilities demanded of the Directors; and, in the case of the Executive Directors, propose to the Board the additional consideration for their management duties and other contract conditions.

Indicate whether approvals of the following decisions are reserved to the full Board:

Upon recommendation by the chief executive, the appointment and possible removal of senior executives and their compensation clauses.

NO

Directors’ compensation and, in the case of executive directors, the additional consideration for their management duties and other contract conditions.

YES

B.1.15 Indicate whether the Board of Directors approves a detailed compensation policy and specify the aspects it regulates:

yes

Amount of fixed remuneration, indicating the details of attendance fees for Board and Committee meetings and an estimate of the fixed annual remuneration

YES

Variable compensation

YES

Principal features of the welfare systems, estimating the annual cost or equivalent amount

YES

Conditions to be respected in the contracts of those performing top management duties and executive directors

YES

B.1.16 Indicate whether the Board submits to voting at the General Meeting, as a separate item on the agenda and with advisory nature, a report on the director compensation policy. If so, explain the aspects of the report on the compensation policy approved by the Board for future years, the most significant changes in those policies in respect of the policy applied during the year and an overall summary of how the compensation policy was applied during the period. Describe the role played by the Compensation Committee and whether external counselling has been used, and if so, the identity of the external advisers:

NO

Has external counselling been used?

Identity of the external counsels

B. MANAGEMENT STRUCTURE OF THE COMPANY

B.1.17 Name any Board members who are also directors or executives of companies holding significant interests in the listed company and/or companies in its group:

Name of director	Name of significant shareholder	Position
Luis Fernando del Rivero Asensio	Sacyr Vallehermoso, S.A.	Chairman
Luis Fernando del Rivero Asensio	Testa Inmuebles en Renta, S.A. (Sacyr Vallehermoso Group)	Director
Luis Fernando del Rivero Asensio	Itinere Infraestructuras, S.A. (Sacyr Vallehermoso Group)	Director
Luis Fernando del Rivero Asensio	Sacyr Vallehermoso Participaciones Mobiliarias, S.L. (Sacyr Vallehermoso Group)	Joint & Several Director
Luis Fernando del Rivero Asensio	Vallehermoso División Promoción, S.A.U. (Sacyr Vallehermoso Group)	Director
Luis Fernando del Rivero Asensio	Aeropuerto de la Región de Murcia, S.A. (Sacyr Vallehermoso Group)	Director
Luis Fernando del Rivero Asensio	Sacyr Vallehermoso Participaciones, S.A.U. (Sacyr Vallehermoso Group)	Joint & Several Director
Luis Fernando del Rivero Asensio	Somague S.G.P.S. (Sacyr Vallehermoso Group)	Director
Luis Fernando del Rivero Asensio	Autopista Vasco Aragonesa Concesionaria Española, S.A. (Sacyr Vallehermoso Group)	Vice-Chairman
Luis Fernando del Rivero Asensio	Tesfran, S.A. (Sacyr Vallehermoso Group)	Chairman
Luis Fernando del Rivero Asensio	Sacyr, S.A.U. (Sacyr Vallehermoso Group)	Director
Luis Fernando del Rivero Asensio	Autopista del Atlántico Concesionaria Española, S.A. (Sacyr Vallehermoso Group)	Director
Luis Fernando del Rivero Asensio	Sociedad Concesionaria Aeropuerto de Murcia, S.A. (Sacyr Vallehermoso Group)	Director
Luis Fernando del Rivero Asensio	Autovía del Barbanza Concesionaria de la Xunta de Galicia, S.A. (Sacyr Vallehermoso Group)	Director
Luis Fernando del Rivero Asensio	Valoriza Gestión, S.A.U. (Sacyr Vallehermoso Group)	Director
Isidro Fainé Casas	Caja de Ahorros y Pensiones de Barcelona	Chairman
Isidro Fainé Casas	Criteria CaixaCorp, S.A.	Vice-Chairman
Jose Manuel Loureda Mantiñán	Sacyr, S.A.U. (Sacyr Vallehermoso Group)	Director
Jose Manuel Loureda Mantiñán	Somague S.G.P.S. (Sacyr Vallehermoso Group)	Director
Jose Manuel Loureda Mantiñán	Itinere Infraestructuras, S.A. (Sacyr Vallehermoso Group)	Director
Jose Manuel Loureda Mantiñán	Autopista Vasco Aragonesa Concesionaria Española, S.A. (Sacyr Vallehermoso Group)	Director

197

ANNUAL CORPORATE GOVERNANCE REPORT

Jose Manuel Loureda Mantiñán	Testa Inmuebles en Renta, S.A. (Sacyr Vallehermoso Group)	Director
Jose Manuel Loureda Mantiñán	Vallehermoso División Promoción S.A.U. (Sacyr Vallehermoso Group)	Director
Jose Manuel Loureda Mantiñán	Valoriza Gestión, S.A.U. (Sacyr Vallehermoso Group)	Chairman
Juan María Nin Génova	Caja de Ahorros y Pensiones de Barcelona	General Manager
Juan María Nin Génova	Criteria CaixaCorp, S.A.	Director

Describe any significant relationships other than those contemplated in the previous section between board members and significant shareholders and/or companies in their group:

Name of director	Name of significant shareholder	Description of relationship
Luis Fernando del Rivero Asensio	Sacyr Vallehermoso, S.A.	Indirect holder of 13.747% of the capital of Sacyr Vallehermoso, S.A. through Actividades Inmobiliarias y Agrícolas, S.A. and Rimefor Nuevo Milenio, S.A.
Jose Manuel Loureda Mantiñán	Sacyr Vallehermoso, S.A.	Indirect holder of 13.50% of the capital of Sacyr Vallehermoso, S.A. through Prilou, S.L. and Prilomi, S.L.
Jose Manuel Loureda Mantiñán	Sacyr Vallehermoso, S.A.	Representative of Prilou, S.L. in the position of Director of Sacyr Vallehermoso, S.A.
Juan Abelló Gallo	Sacyr Vallehermoso, S.A.	Indirect holder of 10.152% of the capital of Sacyr Vallehermoso, S.A.
Juan Abelló Gallo	Sacyr Vallehermoso, S.A.	Representative of Nueva Compañía de Inversiones, S.A. in the position of Vice-Chairman of Sacyr Vallehermoso, S.A.
Luis Carlos Croissier Batista	Sacyr Vallehermoso, S.A.	Director of Testa Inmuebles en Renta, S.A.

B.1.18 Indicate whether any modifications have been made during the year to the Regulations of the Board of Directors:

NO

198

B. MANAGEMENT STRUCTURE OF THE COMPANY

B.1.19 Describe the procedures for appointment, re-election, assessment and removal of directors. Indicate the competent bodies, the formalities and the criteria to be followed in each of these procedures.

Appointment

Board members are appointed by the General Meeting, without prejudice to the right of the Board to nominate shareholders to fill any vacancies that arise, up to the next succeeding General Meeting.

no-one who is affected by the prohibitions established in section 124 of the Joint stock Companies Act or who is incompatible under prevailing legislation, particularly under the senior central Government positions (incompatibilities) act 5/2006 of 10 april and the senior positions in the Madrid regional Government (incompatibilities) act 14/1995 of 21 April, may be a director or hold any senior position in the company.

Directors shall be persons who, apart from meeting the requirements stipulated for the position in the law and the Articles of Association, have recognised prestige and sufficient professional experience and expertise to perform their duties as such.

Within its powers of proposal to the General Meeting or appointment by cooptation, the Board may not propose as candidates or appoint as Directors any persons affected by any of the incompatibilities or prohibitions established in law, the articles of association or regulations or any persons, companies or entities in a situation of permanent conflict of interest with the company, including competitors of the company or their directors, executives or employees, or any persons related to or proposed by them.

Furthermore, persons may not be nominated or appointed as independent outside directors if they:

a. have been employees or executive Directors of Group companies, unless 3 or 5 years, respectively, have passed since the end of that relationship.

b. receive from the company, or its Group, any sum of money or benefit whatsoever other than Directors’ compensation, unless such sum or benefit is insignificant.

Dividends and pension supplements received by Directors by virtue of a former professional or employment relationship shall not be counted for the purpose of this section, provided such supplements are unconditional and, therefore, the company paying them cannot suspend, modify or revoke them at its own discretion, unless the director in question has defaulted his obligations.

c. Be or have been in the past 3 years a partner of the external auditor or person responsible for the auditors’ report during that time, of the Company or any other company in its Group.

d. Be executive Directors or senior executive of any other company in which any executive Director or Senior Executive of the Company is an Outside Director.

e. have or have had in the past year any significant business relationship with the company or with any company in its Group, directly or as a significant shareholder, Director or Senior Executive of an entity having or that has had such a relationship.

Business relationships shall be those of suppliers of goods or services, including financial services, or of advisers or consultants.

f. Be significant shareholders, executive Directors or senior executives of a company that receives, or has received in the past 3 years, significant donations from the Company or its Group.

Those who are mere sponsors or trustees of a Foundation receiving donations shall not be considered included in this group.

g. Be the spouse, persons having equivalent emotional ties or relatives up to the second degree of an executive Director or senior executive of the company.

h. not have been proposed for appointment or re-election by the nomination and Compensation Committee.

i. Be in any of the cases contemplated in paragraphs a), e), f) or g) above in respect of any significant shareholder or shareholder represented on the Board. For the blood relationship contemplated in g), the limitation shall be applicable not only to the shareholder, but also to its institutional Outside Directors in the company.

ANNUAL CORPORATE GOVERNANCE REPORT

Institutional Outside Directors who lose this status when the shareholder they represent sells its shares in the company may only be re-elected as independent Outside Directors when the shareholder they represented up to that time has sold all of its shares in the Company.

A Director who holds a shareholding interest in the Company may be appointed Independent Outside Director, provided he meets all the conditions established in this article and does not hold a significant interest.

The Nomination and Compensation Committee, consisting exclusively of Outside Directors, shall assess candidates’ adequate knowledge, experience and expertise to sit on the Board; define, in consequence, the duties and qualifications required of candidates to fill any vacancy and assess the time and dedication required to adequately perform their duties

This Committee shall also ensure that whenever new vacancies are foreseen or on appointing new directors, the selection procedures are not affected by implicit bias that could entail some kind of discrimination and that women who meet the professional profile sought are deliberately sought and included among the potential candidates, informing the board on the initiatives taken in this respect and the results thereof.

Nominations for the appointment of directors submitted by the Board to the General Meeting and appointments made by cooptation must be approved by the Board (i) upon proposal of the nomination and compensation committee, in the case of independent Outside Directors, or (ii) subject to a report by said committee for other directors

Any Director affected by proposals for appointment, re-election or retirement shall abstain from participating in the discussions and voting of such matters. Voting on proposals for appointment, re-election or retirement shall be by secret ballot.

Re-election

Directors shall hold office for a maximum of four years, after which they shall be eligible for re-election for one or several periods with an equal maximum duration. Directors appointed by cooptation shall hold office up to the first General Meeting following their appointment, at which their appointment shall be subject to ratification.

the nomination and compensation committee shall be responsible for assessing the quality of their work and dedication of the directors proposed during their previous term in office.

Proposals to the General Meeting for the re-election of Directors shall be approved by the Board (i) upon proposal of the Nomination and Compensation Committee, in the case of Independent Outside Directors, or (ii) subject to a report by said Committee for other directors.

Assessment

At least once a year, the Board of Directors shall assess its functioning and the quality and efficiency of its work. It shall also annually assess the work of its committees, based on the reports they submit to it.

The Chairman shall organise and coordinate this regular assessment of the Board with the Chairmen of the Committees.

Retirement

Directors shall retire from office upon expiry of the term for which they were appointed and in all other cases stipulated in law, the articles of association and the regulations of the Board of Directors.

The Board shall not propose the removal of any Independent Outside Director before the end of the period for which he was appointed, unless it has justified reasons for doing so, based on a report by the nomination and compensation committee. In particular, such a proposal shall be justified if the Director (i) has defaulted the duties corresponding to his position; (ii) is in any of the situations described in section B.1.20 below; or (iii) falls into any of the circumstances described above, by virtue of which he may no longer be considered an Independent Outside Director.

The removal of Independent Outside Directors may also be proposed following takeover bids, mergers or other similar corporate operations causing a change in the capital structure of the company, insofar as may be necessary to establish a reasonable balance between Institutional Outside Directors and Independent Outside Directors, according to the ratio of capital represented by the former to the rest of the capital.

Directors shall also tender their resignations in any of the circumstances defined in the following section.

B. MANAGEMENT STRUCTURE OF THE COMPANY

B.1.20 Indicate the events in which directors are obliged to retire.

Directors shall tender their resignations and step down from the Board, should the latter consider this appropriate, in the following events:

a. if they fall into circumstances of incompatibility or prohibition contemplated in law, the Articles of Association or applicable regulations.

b. if they receive a serious warning from the nomination and compensation committee or the Audit and Control Committee for defaulting their obligations as directors.

c. If, in the opinion of the board, in view of a report by the Nomination and Compensation Committee:

I. Their remaining on the Board could jeopardise the interests of the company or adversely affect the functioning of the Board or the standing and reputation of the Company; or

II. if the reasons why they were appointed disappear. Directors shall find themselves in this position, particularly in the following cases:

• Institutional Outside Directors, when the shareholder they represent or that nominated them directors transfers its entire shareholding interest. They shall also offer their resignation and, should the Board deem fit, step down from the Board, in the corresponding proportion, if the shareholder reduces its shareholding interest to a level requiring a reduction in the number of its Institutional Outside Directors.

• Executive directors, when they cease to hold the executive positions outside the board to which their appointment as director was linked.

B.1.21 Explain whether the Chairman of the Board is the Chief Executive Officer of the company. If so, state what measures have been adopted to limit the risks of one single person accumulating powers:

YES

Measures for limiting risks

According to article 25 of the regulations of the Board of Directors of Repsol YPF, S.A., the chairman of the Board shall be the chief executive Officer of the company.

this article also stipulates that the chairman of the Board shall act at all times in accordance with the decisions and criteria established by the General shareholders’ Meeting and the Board of Directors.

Article 4 of the Regulations of the Board of Directors reserves the following duties and powers to this corporate body:

“The Board shall approve the company strategy and the organisation needed to put it into practice, and oversee and ensure that Management meets the targets set and respects the company’s objects and social interest; approve acquisitions and disposals of assets which are, for whatsoever reason, considered especially important for the company or its subsidiaries; establish its own organisation and procedures and those of the Top Management and, in particular, amend these Regulations; exercise any powers that the General Meeting has granted to the Board -which the Board may delegate solely if expressly so indicated in the resolution adopted by the General Meeting- and any other powers granted to it in these regulations.”

similarly, article 5 of the regulations of the Board reserves to the Board in full the following issues:

1. submission of the annual accounts and Management report of Repsol YPF, S.A. and consolidated companies, as well as any other proposals which must legally originate with the Company’s administrators, to the Ordinary Shareholders Meeting.

2. the general strategies and policies of the company, such as:

a. The strategic plan of the Group, management objectives and annual Budgets;

b. The investment and financing policy;

c. The corporate governance policy;

d. The corporate social responsibility policy;

e. Top Management pay policy;

f. Risk management and control policy; and

g. Dividend policy, treasury stock policy and, especially, the limits thereon.

ANNUAL CORPORATE GOVERNANCE REPORT

3. The following decisions:

a. Appointment of Directors in the event of vacancies, up to the next succeeding General Meeting, and acceptance of resignations tendered by Directors;

b. appointment and removal of the chairman, vice-chairmen, secretary and vice-secretary of the Board and the Directors who are to sit on the different Committees contemplated in the Regulations of the Board, and the delegation of powers to any of the Board members, on the terms stipulated in the law and Articles of Association, and revocation of such powers;

c. Directors’ compensation and, in the case of executive directors, additional consideration for their management duties and other contract conditions.

4. the annual and half-year financial reports, which repsol YPF, being a listed company, is obliged to publish.

5. The following investments and transactions, save when approval corresponds to the general meeting:

a. Incorporation of new companies and entities or initial acquisition of stakes in existing companies and entities whenever they entail a long-standing investment of more than six million euro for the Repsol YPF Group or are unrelated to the main activity of the company.

In other cases, the first paragraph of e. below will be applicable. By exception, decisions on investments in the incorporation of new companies and entities or initial acquisition of stakes in existing companies or entities provided for in sufficient detail in the Group’s annual budgets and strategic plan shall be left up to the Chairman

b. Creation or acquisition of shares in special purpose vehicles whenever they go beyond the ordinary administration of the company.

c. Mergers, takeovers, spin-offs or concentrations of strategic importance of interest for any of the major subsidiaries or investees in which any of the companies in the Repsol YPF group has a direct interest.

d. Sale of shares in companies or other fixed assets with a value of over thirty million euro; the Delegate Committee shall approve such sales valued at between fifteen and thirty million euro, informing the board at the next meeting of all sales authorised.

e. Approval of investment projects with a value of over thirty million euro; the Delegate Committee shall approve projects valued at between fifteen and thirty million euro, informing the Board at the next meeting of all investments approved.

By exception, the Chairman shall decide, after discussion by the management committee if necessary, whether to approve the following investment projects

• Those involving the prospecting or working of oil fields in fulfilment of commitments deriving from the corresponding contracts, concessions or licences.

• Those performed in fulfilment of legal provisions binding on the company concerned, concerning environmental protection, safety of installations, product specifications or similar.

• Those provided for in sufficient detail in the group’s annual budgets and strategic plan.

In these cases, the Chairman shall report on the approval of these investments to the Board or Delegate Committee, depending on their values and as established in the first paragraph of this point e), wherever possible before commencement of the respective projects.

f. Notes, debentures or other issues made by repsol YPF, S.A. or its majority-owned or controlled subsidiaries.

g. Granting of guarantees to secure the obligations of entities not controlled by the group.

h. Assignment of rights over the trade name and trade marks, and over any other patents, technology and any form of industrial or intellectual property of economic importance belonging to repsol YPF, S.A. or group companies.

i. Creation, investment and supervision of the management of employee pension schemes and any other commitments to employees involving long-term financial responsibilities for the Company.

j. Signing of long-term commercial, industrial or financial agreements of strategic importance for the Repsol YPF Group.

B. MANAGEMENT STRUCTURE OF THE COMPANY

6. Any other business or matter reserved in these Regulations for approval by the full Board.

The chairman, or otherwise the vice-chairmen, shall implement the resolutions adopted by the board in accordance with this article, report on any authorisation or approval given where appropriate or issue instructions to carry out the actions required by the resolutions adopted.

Should circumstances so require, the powers of the Board contemplated in 3c), 4 and 5 above may be exercised by the Delegate Committee and subsequently ratified by the full Board.

Apart from all this, the Chairman of the Board of Directors shall receive reports and proposals from the Audit and Control Committee, the Nomination and Compensation Committee and the Strategy, Investment and Corporate Social Responsibility Committee, on matters within their respective competence. For greater guarantee, all the members of these Committees shall be outside directors.

Indicate and, if appropriate, explain whether rules have been established to enable one of the independent directors to request the calling of the Board or the inclusion of new items on the agenda, to coordinate and echo the concerns of outside directors and to direct the assessment by the Board of Directors:

NO

B.1.22 Are special majorities differing from those stipulated in law required for any type of decision?:

NO

Explain how resolutions are adopted on the Board, indicating at least the quorum and the majorities required for adopting resolutions:

B.1.23 Are there any specific requirements, other than those established for directors, to be appointed Chairman?

NO

B.1.24 Indicate whether the Chairman has casting vote:

YES

Matters in which there is a casting vote

According to Article 36 of the Articles of Association, save where greater majorities have been specifically established, resolutions of the Board shall be approved by the absolute majority of directors attending, and in the event of a tie, the Chairman or acting chairman shall have the casting vote.

B.1.25 Indicate whether the Articles of Association or the board regulations establish any age limit for directors:

NO

Age limit Chairman 0

Age limit managing director 0

Age limit director 0

B.1.26 Indicate whether the Articles of Association or the board regulations establish any limit on the term of office for independent directors:

NO

Maximum term of office 0

ANNUAL CORPORATE GOVERNANCE REPORT

B.1.27 If there are few or no female directors, explain why and what actions have been taken to remedy this situation

Explanation of reasons and actions

The appointment of all the Board members has been made objectively, taking account the prestige, expertise and professional experience required to perform their duties, and without any kind of discrimination.

Additionally, on 19 December 2007, the Board of Directors of repsol YPF, S.A. approved a new consolidated text of its Regulations, which, among other matters, assigned to the Nomination and Compensation Committee the duty of assessing the necessary knowledge, expertise and experience of the Board, defining in consequence the duties and qualifications required of the candidates for filling each vacancy and assessing the time and dedication required to adequately perform their duties.

Furthermore, article 33 of the regulations of the Board of Directors expressly provides that the Nomination and Compensation Committee ensure that whenever new vacancies are foreseen or on appointing new directors, the selection procedures are not affected by implicit bias that could entail some kind of discrimination and that women who meet the professional profile sought are deliberately sought and included among the potential candidates, informing the board on the initiatives taken in this respect and the results thereof.

In particular, state whether the Nomination and Compensation Committee has established procedures to ensure that the selection procedures are not affected by implicit bias that could hamper the selection of female directors and that women with the required profile are deliberately included among the candidates:

NO

Principal procedures

B.1.28 Indicate whether there are any formal processes for proxy voting in the board of directors. If so, briefly describe these.

Without prejudice to the directors’ duty to attend the meetings of the bodies they belong to or, if they are unable for justified reasons to attend the meetings to which they have been called, to issue the appropriate instructions to the director who is to represent them, if any, each Board member may grant a proxy to another member, with no limit on the number of proxies that may be held by any director for attendance of Board meetings.

Absent directors may grant proxies by any written means, including telegram, telex or telefax addressed to the chairman or secretary of the Board.

B.1.29 State the number of meetings held by the Board of Directors during the year, indicating, if appropriate, how many times the Board has met without the Chairman:

Number of Board meetings 11

Number of Board meetings held without the Chairman 0

Number of meetings held by the different Committees of the Board:

Number of meetings of the Delegate Committee 5

Number of meetings of the Audit Committee 9

Number of meetings of the Nomination and Compensation Committee 3

B. MANAGEMENT STRUCTURE OF THE COMPANY

B.1.30 Indicate the number of meetings held by the Board of Directors during the year without the attendance of all its members, counting as non-attendance any proxies made without specific instructions:

Number of non-attendances by directors during the year 1

Non-attendances / total votes during the year (%) 0,568

B.1.31 Indicate whether the individual and consolidated annual accounts presented for Board for approval are previously certified:

YES

If appropriate, name the person(s) who certify the individual or consolidated annual accounts of the company before they are approved by the Board:

Name Position

Antonio Brufau Niubó Chairman

Fernando Ramírez Mazarredo Chief Financial Officer

B.1.32 Explain the mechanisms, if any, established by the Board to avoid a qualified auditors’ report on the individual and consolidated accounts laid before the General Meeting.

the audit and control committee, set up on 27 February 1995, is intended to support the Board in its supervisory duties, through regular checking of the preparation of economic and financial reporting, executive controls and the independence of the external auditors, as well as supervising the internal audit department, and checking compliance with all the legal provisions and internal regulations applicable to the company.

This Committee has the following duties, among others:

Supervise the integrity and process of preparing the financial information on the company and its group, ensuring compliance with all requirements, adequate definition of the consolidated group and correct application of the accounting principles.

Regularly check the internal control and risk management systems, ensuring that the principal risks are identified, handled and reported on adequately.

prior to their submission to the board, analyse the financial statements of the company and its consolidated group included in the annual, half-year and quarterly reports and any other financial information that the company is obliged to publish regularly by virtue of being a listed company, with the necessary requirements to ensure that they are correct, reliable, adequate and clear. For this purpose it shall have all the necessary information and such degree of aggregation as it may deem fit, assisted as necessary by the top management of the group, particularly its financial management and the company’s auditor. It shall, in particular, see that the annual accounts that are to be submitted to the board are certified by the chairman, the Managing Director(s), if any, and the chief Finance Officer (CFO) pursuant to the internal or external regulations applicable from time to time.

regularly receive information from the external auditors on the audit plan and results of their work, and check that the executives heed their recommendations.

Regularly require the auditors, at least one a year, to assess the quality of the group’s internal control procedures.

Be informed of any situations requiring adjustments that may be detected during the work of the external auditors whenever they are significant, considering this to mean any situations which, per se or in combination with others, may cause a material impact or damage to the net worth, results or reputation of the group. This consideration shall be left to the discretion of the external auditors, who shall, in case of doubt, opt for notification. The chairman of the Committee shall be notified accordingly as soon as the auditors become aware of the situation in question.

Oversee the degree of fulfilment by the audited units of the corrective measures recommended by the internal audit department in previous audits.

The committee shall be informed of any significant irregularities, anomalies or defaults detected by the internal audit department in the course of its work.

ANNUAL CORPORATE GOVERNANCE REPORT

For this purpose, the members of this committee shall have the necessary experience, capacity and dedication to perform their duties. Moreover, the chairman shall have experience in business management and a working knowledge of accounting procedures, and at least one of the members shall have the financial experience that may be required by the regulatory bodies of the stock markets on which the stocks or shares of the company are listed.

B.1.33 Is the Secretary of the Board a Director?

YES

B.1.34 Explain the procedures for appointment and removal of the Secretary of the Board, indicating whether a report is issued by the Nomination Committee and whether they are approved by the full Board.

Procedure for appointment and removal

as established in article 42 of the articles of association, the Board chooses its secretary and vice-secretary, if any, who may or may not be Directors.

Moreover, pursuant to articles 5 and 33 of the regulations of the Board of Directors, the Board shall appoint or remove its secretary and vice-secretary, subject to a report by the nomination and Compensation Committee.

Does the Nomination Committee issue a report on the appointment? YES

Does the Nomination Committee issue a report on the removal? YES

Does the full Board approve the appointment? YES

Does the full Board approve the removal? YES

Is the Secretary of the Board commissioned especially to see that the good governance recommendations are heeded?

YES

Remarks Article 42 of the Articles of Association establishes that the Secretary will ensure that the Board actions comply in form and substance with the law and that the company’s procedures and rules of governance are respected.

Furthermore, in pursuance of article 27 of the regulations of the Board of Directors, the Secretary of the Board is commissioned to ensure compliance with any provisions issued by regulatory bodies and heeding of their recommendations, if any, and to ensure that the corporate governance principles of the company are observed.

B.1.35 Describe any mechanisms established by the company to preserve the independence of the auditor, financial analysts, investment banks and rating agencies.

One of the powers of the audit and control committee contemplated in article 39 of the Articles of Association is that of receiving information on any issues that may jeopardise the independence of the external auditors.

in development of this provision of the articles of association, the regulations of the audit and Control Committee establish, as one of its duties, ensuring the independence of the External Auditors, in two ways:

a. Avoiding any factors that may compromise the warnings, opinions and recommendations of the Auditors, and

b. Establishing and overseeing any incompatibilities between auditing and consultancy services and any others, the limits on concentration of the auditor’s business and, in general, all other rules established to guarantee the independence of the auditor.

according to these duties, in 2003 the audit and control committee agreed on a procedure to approve previously all the services, auditing or otherwise, provided by the external auditor, whatever their extent, scope and nature. this procedure is regulated in an internal rule mandatory for the whole of the Repsol YPF Group.

B. MANAGEMENT STRUCTURE OF THE COMPANY

Furthermore, Repsol YPF Group has the investor relations Division, framed within the chief Financial Officer, whose responsibilities include ensuring that the information supplied by the Company to the market (financial analysts and investment banks, amount other) is transmitted fairly, commensurate and in useful time and, according with the Repsol YPF Group Internal Conduct Regulations Regarding the Securities Market, that such information is accurate, clear, complete and, when required by the nature of the information, quantified, and shall by no means be misleading or confusing.

B.1.36 State whether the Company has changed its external auditor during the year. If so, name the outgoing and incoming auditors:

NO

Outgoing auditor

Incoming auditor

Did the company have any disagreements with the outgoing auditor? if so, explain what they consisted of:

NO

B.1.37 State whether the firm of auditors does any work for the Company and/or its Group other than standard audit work and if so, declare the amount of the fees received for such work and the percentage it represents of the fees invoiced to the company and/or its group:

YES

Company Group Total

Cost of work other than auditing (thousands of euro) 292 515 807

Cost of work other than auditing / Total amount invoiced by the auditors (%) 8.630 10.240 9.590

B.1.38 State whether the auditors’ report on the Annual Accounts of the previous year contains any qualifications. If so, indicate the reasons given by the Chairman of the Audit Committee to explain the contents and scope of those qualifications.

NO

B.1.39 State the number of years in succession that the current firm of auditors has been auditing the annual accounts of the company and/or its group. Indicate the ratio of the number of years audited by the current auditors to the total number of years that the annual accounts have been audited:

Company Group

Number of years in succession 18 18

Company Group

Number of years audited by current auditors / No. years that the company has been audited (%) 100 100

B.1.40 Indicate the company board members’ shareholdings, reported to the company, in companies engaging in the same or similar activities as those within the company’s or group’s scope of business. Indicate their positions or duties in these companies:

ANNUAL CORPORATE GOVERNANCE REPORT

Name of director Name of company % stake Position or duties

Don Antonio Brufau Niubó Gas Natural SDG, S.A. 0.007 Vice-Chairman

Henri Philippe Reichstul Ashmore Energy International-Houston 0.000 Director

Henri Philippe Reichstul Brenco-Companhia Brasileira de Energia Renovável 0.000 Chairman

Juan María Nin Génova Gas Natural SDG, S.A. 0.000 Director

Luis Suárez de Lezo Mantilla Compañía Logística de Hidrocarburos, S.A. (CLH) 0.000 Director

Luis Suárez de Lezo Mantilla Gas Natural SDG, S.A. 0.002 –

Luis Suárez de Lezo Mantilla Repsol-Gas Natural LNG, S.L. 0.000 Director

B.1.41 Indicate, with details if appropriate, whether there is an established procedure for directors to receive external advice:

YES

Details of procedure

the regulations of the Board of Repsol YPF, S.A. expressly recognise the directors’ right to advisory services. Article 23 provides as follows:

• The Directors shall likewise have the power to propose to the Board, by majority vote, the contracting at the Company’s expense of legal advisers, accountants, technical, financial, and commercial experts, and experts of any other kind they consider necessary to the Company’s interests, to provide assistance in the performance of the Directors’ functions in regard to concrete problems of some magnitude and complexity relating to their positions.

• Said proposals must be submitted to the Chairman of the Company through the Secretary of the Board. The Board of Directors may veto their approval on the grounds that they are unnecessary to the performance of the assigned functions, or that the number is disproportionate to the importance of the problem and to the Company’s assets and income, or that the technical assistance in question could be adequately provided by experts within the Company.

Furthermore, the regulations of the Board of Directors establish that the audit and control committee, the nomination and compensation committee and the strategy, investment and Corporate Social Responsibility Committee may obtain counselling from lawyers or other independent professionals, in which case the Secretary of the Board shall, at the request of the Chairman of the Committee, take whatever action may be necessary to engage the services of such lawyers or other professionals, which shall be provided directly to the corresponding Committee.

B.1.42 Indicate, with details if appropriate, whether there is an established procedure for directors to obtain sufficiently in advance any information they may need to prepare the meetings of the governing bodies:

YES

Details of procedure

the regulations of the Board of Directors of Repsol YPF, S.A. establish that the notice of call to Board meetings shall be sent to each director at least 48 hours prior to the date specified for the meeting, and shall include the agenda. The minutes of the previous meeting shall be enclosed, regardless of whether they have been approved, and any information considered necessary and that is available.

the regulations of the Board of Directors of Repsol YPF, S.A. contemplate procedures to ensure that directors have the necessary information sufficiently in advance to prepare Board meetings. In this regard, article 23 provides as follows:

• the Directors shall have access to all the company’s services and may obtain, with the broadest possible powers, the information and advising they need on any aspect of the Company provided they request it in connection with the performance of their functions.

B. MANAGEMENT STRUCTURE OF THE COMPANY

The right to information extends to the subsidiaries, whether national or foreign, and shall be channelled through the chairman or the secretary of the Board of Directors or of the appropriate Board Committee, who shall respond to Directors’ requests and directly furnish them the information, offering them access to appropriate sources or taking all necessary measures to answer questions.

B.1.43 Indicate, with details if appropriate, whether the company has established rules obliging directors to report and, if necessary, resign in any cases that could be detrimental to the company’s reputation:

YES

Explain the rules

according to article 16 of the regulations of the Board of Directors, Directors shall offer their resignation and, should the board deem fit, step down as directors if, in the opinion of the Board, in view of a report by the nomination and compensation committee, their remaining on the board could jeopardise the interests of the company or adversely affect the functioning of the board or the standing and reputation of the company.

In this regard, Article 17 of the Regulations of the Board of Directors provides that Directors shall notify the board as soon as possible and keep it up to date on any situations in which they may be involved and that could be detrimental to the standing and reputation of the company, to enable the board to assess the circumstances, particularly in pursuance of the preceding paragraph.

B.1.44 Indicate whether the Company has been notified by any Board member that he has been sued or is being tried for any of the offences contemplated in Article 124 of the Joint Stock Companies Act:

NO

Indicate whether the Board has studied the case. If so, give a reasoned explanation of the decision made as to whether or not the director in question should remain in office.

NO

Decision made Reasoned explanation

ANNUAL CORPORATE GOVERNANCE REPORT

B.2 Board of Directors Committees

B.2.1 List all the committees of the Board of Directors and their members:

DELEGATE COMMITTEE

Name	Position	Type
Antonio Brufau Niubó	Chairman	Executive
Antonio Hernández - Gil Álvarez - Cienfuegos	Member	Independent Outside
Henri Philippe Reichstul	Member	Independent Outside
Isidro Fainé Casas	Member	Institutional Outside
Javier Echenique Landiríbar	Member	Independent Outside
Luis Fernando del Rivero Asensio	Member	Institutional Outside
Pemex Internacional España, S.A.	Member	Institutional Outside
Luis Suárez de Lezo Mantilla	Member & Secretary	Executive

AUDIT AND CONTROL COMMITTEE

Name	Position	Type
Paulina Beato Blanco	Chairman	Independent Outside
Carmelo de las Morenas López	Member	Independent Outside
Javier Echenique Landiríbar	Member	Independent Outside
Ángel Durández Adeva	Member	Independent Outside

NOMINATION AND COMPENSATION COMMITTEE

Name	Position	Type
Antonio Hernández - Gil Álvarez - Cienfuegos	Chairman	Independent Outside
Artur Carulla Font	Member	Independent Outside
Juan María Nin Génova	Member	Institutional Outside

STRATEGY, INVESTMENT AND CORPORATE SOCIAL RESPONSIBILITY COMMITTEE

Name	Position	Type
Pemex Internacional España, s.a.	Chairman	Institutional Outside
Jose Manuel Loureda Mantiñán	Member	Institutional Outside
Juan Abelló Gallo	Member	Institutional Outside
Juan María Nin Génova	Member	Institutional Outside
Luis Carlos Croissier Batista	Member	Independent Outside

210

B. MANAGEMENT STRUCTURE OF THE COMPANY

B.2.2 Indicate whether the following duties correspond to the Audit Committee:

Supervise the integrity and process of preparing the financial information on the company and its group, ensuring compliance with all requirements, adequate definition of the consolidated group and correct application of the accounting principles

YES

Regularly check the internal control and risk management systems, ensuring that the principal risks are identified, handled and reported on adequately

YES

Guarantee the independence and efficiency of the internal audit department; propose the selection, appointment, re-election and removal of the chief audit officer; propose the budget for this department; receive regular information on its activities; and check that the top management heeds the conclusions and recommendations of its reports

YES

Establish and oversee a mechanism whereby employees may report, confidentially and, if appropriate, anonymously, any potentially important irregularities, especially financial and accounting irregularities, that they may detect within the company

YES

Submit proposals to the Board for the selection, appointment, re-- election and replacement of the external auditors and the terms and conditions of their engagement

YES

Regularly receive information from the external auditors on the audit plan and results of their work, and check that the executives heed their recommendations

YES

Guarantee the independence of the external auditors

YES

In the case of groups, encouraging the group auditors to audit the group companies

YES

B.2.3 Describe the rules of organisation and procedure and the responsibilities attributed to each Committee.

Audit and Control Committee

the audit and control committee consists of at least three directors appointed by the Board for four years on the basis of their experience and expertise in accounting, auditing or risk management. Executive directors may not sit on this Committee.

This Committee, set up on 27 February 1995, supports the Board in its supervisory duties, through regular checking of the preparation of economic and financial reporting, executive controls, supervision of the systems for recording and controlling the company’s hydrocarbon reserves, the internal audit department and the independence of the external auditors, as well as checking compliance with all the legal provisions and internal regulations applicable to the company. this committee is competent to submit proposals to the Board regarding the appointment of external auditors, extension of their appointment, their removal and the terms of their engagement. It shall also inform the General Meeting, through its Chairman, on any issues raised by shareholders regarding matters within its competence.

Its duties shall also include knowing and guiding the company’s environmental and safety policies and objectives and drawing up an annual report on its activities, on which it shall report to the Board.

The Committee shall appoint one of its members to be Chairman, who shall necessarily be an independent Outside Director; the secretary shall be the secretary of the Board.

The Committee shall meet as often as necessary, in the opinion of the Chairman, to perform the duties commissioned to it, although an annual calendar of meetings shall be drawn up before the end of each year for the following year, as well as an action plan for each year, informing the Board accordingly. Meetings shall be called whenever so requested by any two of its members. Nine meetings were held in 2008.

The Chairman of the Committee shall regularly report to the Board on the actions taken by the Committee.

at least once a year, the committee shall assess its functioning and the quality and efficiency of its work, reporting to the full Board.

the secretary of the committee shall issue minutes of the resolutions adopted at each meeting, which shall be made available to Board members.

ANNUAL CORPORATE GOVERNANCE REPORT

Strategy, Investment and Corporate Social Responsibility Committee

On December 2007, the Board of Directors of Repsol YPF, S.A. resolved, within the modification of its regulations, to change the name of the strategy, investment and competition Committee, set up on 25 September 2002, to Strategy, Investment and Corporate Social Responsibility Committee.

The strategy, investment and corporate social responsibility committee consists of no fewer than three directors appointed by the board, taking account of the expertise, skills and experience of the directors and the duties of the committee. The members of this Committee shall retire four years after their appointment.

This Committee has the duties of reporting on the principal highlights, landmarks and reviews of the group’s strategic plan; major strategic decisions for the Repsol YPF Group; and investments or divestments in assets which, by virtue of their value or strategic nature, the Executive Chairman believes should be first considered by the Committee.

It must also be familiar with and steer the policy, objectives and guidelines of the Repsol YPF Group on Corporate Social Responsibility and inform the Board thereon; check and report on the Corporate Responsibility Report of the Repsol YPF Group before it is submitted to the Board; and, in general, perform any other duties related with the matters within its competence and requested by the Board or its Chairman.

One of the members of this Committee shall be appointed Chairman and the secretary shall be the Secretary of the Board.

The Committee shall meet with the established frequency or whenever called by its Chairman or requested by two of its members. Two meetings were held in 2008.

The Chairman of the Committee shall regularly report to the Board on the actions taken by the Committee.

At least once a year, the Committee shall assess its functioning and the quality and efficiency of its work, reporting to the full Board.

the secretary of the committee shall issue minutes of the resolutions adopted at each meeting, which shall be made available to Board members.

Nomination and Compensation Committee

This Committee consists of no fewer than three directors appointed by the board for four years, taking account of the expertise, skills and experience of the directors and the duties of the committee.

this committee, which was set up on 27 February 1995, has the duties of proposing and reporting to the Board on the selection, appointment, re-election and removal of Directors, Managing Director, chairman, vice-chairman, secretary, vice-secretary and the Directors who are to sit on the different Committees of the Board; proposing the Board compensation policy and, in the case of Executive Directors, the additional consideration for their management duties and other contract conditions; reporting on the appointment of Senior Executives of the Company and their general pay policy and incentives; reporting on the compliance by Directors of the corporate governance principles or the obligations established in the articles of association or the regulations of the Board; and, in general, proposing and informing on any other business related with the above at the request of the Chairman or the Board of Directors.

The Chairman of this Committee shall be one of its members, who shall necessarily be an independent Outside Director, and the secretary shall be the secretary of the Board.

The Committee shall meet whenever the Board or Chairman of the Board requests reports or proposals within the scope of its duties, and whenever called by the Chairman of the Committee, requested by two Committee members or when reports are required to be able to adopt the corresponding resolutions. Three meetings were held in 2008.

The Chairman of the Committee shall regularly report to the Board on the actions taken by the Committee.

at least once a year, the committee shall assess its functioning and the quality and efficiency of its work, reporting to the full Board.

the secretary of the committee shall issue minutes of the resolutions adopted at each meeting, which shall be made available to Board members.

Delegate Committee

The Delegate Committee consists of the Chairman of the Board and up to a maximum of seven directors from the three existing categories (executive, institutional and independent), endeav-

B. MANAGEMENT STRUCTURE OF THE COMPANY

ouring to maintain a similar proportion to that existing on the Board of Directors. Its members shall be appointed with a majority of at least two-thirds of the current Board members.

All the powers of the Board are permanently delegated to the Delegate Committee, except those that may not be lawfully delegated and those considered as such by the Regulations of the Board of Directors.

The Chairman of the Delegate Committee shall be the Chairman of the Board and the Secretary shall be the secretary of the Board, who may be assisted by the vice-secretary.

Whenever the business is sufficiently important, in the opinion of the Chairman or three members of the Delegate Committee, the resolutions adopted by the Delegate Committee shall be submitted to the full Board for ratification. The same shall be applicable in any business referred by the Board to be studied by the Delegate Committee, while reserving the ultimate decision thereon. In all other cases, the resolutions adopted by the Delegate Committee shall be valid and binding with no need for subsequent ratification by the Board.

At the end of the meeting, the Secretary issues the minutes of the resolutions adopted, that will be reported to the Board at the following full Board meeting, and makes available to the Board members a copy of the minutes. Five meetings were held in 2008.

B.2.4 Indicate, where appropriate, the powers of advising, consultation and, where appropriate, delegations of each Committee:

Committee

Brief description

Delegate Committee

See B.2.3

Audit and Control Committee

See B.2.3

Nomination and Compensation Committee

See B.2.3

Strategy, Investment and Corporate Social Responsibility Committee

See B.2.3

B.2.5 Indicate the existence, if appropriate, of regulations of the board committees, where they are available for consultation and any modifications made during the year. State whether an annual report has been issued voluntarily on the activities of each Committee.

Committee

Brief description

audit and control committee

the internal regulation of the audit and control committee is currently set out in the articles of Association and the Regulations of the Board of Directors. The Articles of Association and the Regulations of the Board of Directors are entered in the Madrid Trade Registry and accessible to the public through the company’s web site (www.repsol.com). The Audit and Control Committee has drawn up a Report of its activities during 2008.

strategy, investment and corporate social responsibility committee the internal regulation of the strategy, investment and corporate social responsibility Committee is currently set out in the Regulations of the Board of Directors. The Regulations of the Board of Directors are entered in the Madrid Trade Registry and accessible to the public through the company’s web site (www.repsol.com).

nomination and compensation committee

The internal regulation of the Compensation Committee is currently set out in the Regulations of the Board of Directors. The Regulations of the Board of Directors are entered in the Madrid Trade Registry and accessible to the public through the company’s web site (www.repsol.com).

delegate committee

the internal regulation of the Delegate committee is currently set out in the articles of Association and the Regulations of the Board of Directors. The Articles of Association and the Regulations of the Board of Directors are entered in the Madrid Trade Registry and accessible to the public through the company’s web site (www.repsol.com).

B.2.6 Does the composition of the Delegate Committee reflect the participation on the Board of the different types of Director?

YES

ANNUAL CORPORATE GOVERNANCE REPORT

C Related party transactions

C.1

Indicate whether the full Board has reserved approval, subject to a favourable report by the Audit Committee or any other committee commissioned this task, of any transactions that the company may enter into with directors, significant shareholders or shareholders represented on the Board, or with persons related to them:

YES

C.2

List any significant transactions involving a transfer of resources or obligations between the company and/or companies in its group and significant shareholders of the company:

Name of significant shareholder	Name of company or group company	Nature of the relationship	Type of transaction	Amount (Thousand Euro)
Sacyr Vallehermoso, S.A.	Repsol YPF Group	Commercial	Services received	6,000
Sacyr Vallehermoso, S.A.	Repsol YPF Group	Commercial	Purchase of tangible assets, intangible or other assets	9,000
Sacyr Vallehermoso, S.A.	Repsol YPF Group	Contractual	Leases	1,000
Sacyr Vallehermoso, S.A.	Repsol YPF Group	Corporate	Dividends and other distributed profits	244,000
Sacyr Vallehermoso, S.A.	Repsol YPF Group	Commercial	Services provided	2,000
Sacyr Vallehermoso, S.A.	Repsol YPF Group	Commercial	Other expenses	3,000
Sacyr Vallehermoso, S.A.	Repsol YPF Group	Commercial	Purchase of goods (finished or outstanding)	23,000
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Commercial	Other incomes	1,000
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Contractual	Leases	1,000
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Contractual	Financing agreements: loans and capital contributions (borrower)	521,000
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Commercial	Financial expenses	6,000
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Contractual	Financing agreements: credits and capital contributions (lender)	59,000
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Commercial	Other expenses	10,000
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Corporate	Dividends and other distributed profits	208,000
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Commercial	Financial incomes	4,000
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Commercial	Services recived	2,000
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Contractual	Bonds and guarantees received	91,000
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Contractual	Bonds and guarantees provided	12,000
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Commercial	Services provided	4,000
Petróleos Mexicanos	Repsol YPF Group	Commercial	Purchase of goods (finish or outstanding)	2,109,000
Petróleos Mexicanos	Repsol YPF Group	Contractual	Commitments acquired	95,000
Petróleos Mexicanos	Repsol YPF Group	Commercial	Other expenses	1,000
Petróleos Mexicanos	Repsol YPF Group	Commercial	Financial incomes	6,000
Petróleos Mexicanos	Repsol YPF Group	Commercial	Services provided	26,000

214

C. RELATED PARTY TRANSACTIONS

Petróleos Mexicanos

Repsol ypf Group

Corporate

Dividends and other distributed profits

51,000

Petróleos Mexicanos

Repsol ypf Group

Commercial

Other incomes

4,000

Petróleos Mexicanos

Repsol ypf Group

Commercial

Sale of goods (finish or outstanding)

443,000

C.3 List any significant transactions involving a transfer of resources or obligations between the company and/or companies in its group and the directors or executives of the company:

Name of director or executive

Name of company or group company

Nature of the transaction

Type of transaction

Amount (Thousand Euro)

Company Executives

Repsol ypf Group

Contractual

Financing Agreements: credits and capital contributions (lender)

931

C.4 List any significant transactions with other companies in the group that are not eliminated in the consolidated financial statements and which do not, by virtue of their object or terms, correspond to the normal business of the Company:

C.5 Indicate whether any company directors have been in any conflicts of interest during the year, pursuant to article 127 ter of the Joint stock Companies Act.

NO

C.6 Explain the mechanisms established to detect and resolve possible conflicts of interests between the company and/or its group, and its directors, executives or significant shareholders.

The Regulations of the Board require directors to avoid any direct or indirect conflicts of interest with the Company’s interests, notifying the Board whenever any such conflicts inevitably exist. In the event of a conflict, the director affected shall abstain in the discussion and decision dealing with the issues giving rise to the conflict.

Any directors affected by proposals for appointment, re-election or removal shall abstain in the discussions and votings dealing with those matters. Ballots shall be secret.

Directors shall inform the nomination and compensation committee of any other professional obligations they may have and any material change in their professional situation, as well as any affecting the nature or condition by virtue of which they have been appointed Director.

Finally, directors shall tender their resignations and step down from the Board, should the latter deem fit, whenever they incur in any of the events of incompatibility or disqualification established in law, the articles of association or regulations

ANNUAL CORPORATE GOVERNANCE REPORT

In this regard, articles 19-22 of the regulations of the Board of Directors set out the obligations to be met by Directors in respect of non-competition, use of corporate information and assets and taking advantage of business opportunities, and the requirements established in respect of related party transactions between the Company and the Directors, significant shareholders represented on the Board or persons related to them.

similarly, the repsol YpF Group internal conduct regulations regarding the securities Market, applicable to directors, top management and the executives of certain departments and divisions with access to privileged information of the company or its group and who carry out tasks related with the Securities Market, contemplate the preclusion and solving of conflicts of interest in articles 8.3. and 8.4., as follows:

“To control potential conflicts of interest, the executives and employees of Repsol YPF Group must inform the person responsible for their respective Area, sufficiently in advance for timely decisions to be made and before conducting the transaction or concluding the business in question, of any situation which may potentially involve, and in each concrete circumstance that actually involves, the appearance of a conflict of interest with Repsol YPF, S.A. or any company of its Group.

If the person affected is a member of the Board of Directors, the conflict must be reported to the Board of Directors, which, if it considers fit, will apply for the opinion of the Audit and Control Committee.

In case of a doubt about the existence of a conflict of interest, the executives and employees of Repsol YPF Group must act prudently and inform the person responsible for their respective Area or the Board of Directors, as the case may be, about the specific circumstances of the case, for the appropriate consideration of the situation by the latter.

The general principle to be considered in the resolution of all kind of conflicts of interest is abstention. Therefore, persons subject to conflicts of interest must refrain from making decisions that could affect the individuals or legal entities with which said conflict is posed. They must likewise refrain from exerting any influence on said decision-making and must act with full loyalty to the Repsol YPF Group in all cases. In any situation of conflict of interest between the executives and employees of Repsol YPF Group and Repsol YPF or any company within the Group, the former must act in all moments with loyalty to the Repsol YPF Group, giving preference to the interest of the Repsol YPF Group over its own interests.”

Finally, the ethics and conduct regulation for repsol YpF employees stipulates in article 6.4., with regard to executives, that “Repsol YPF recognizes and respects the financial and business activities of its employees that are not directly related to the activities carried out for the Company provided that these are legal and do not represent a conflict of interests with their responsibilities as Repsol YPF employees.

Repsol YPF employees should avoid any situation that could give rise to any conflict between their personal interests and those of the Company and will abstain from representing the Company, taking part in or influencing decisions in any situation in which, the employee or any close relative has a personal interest. Employees should always act in accordance with their responsibilities, loyally and defending the interests of Repsol YPF.

Furthermore, employees may not undertake any tasks, jobs, or render any services in the benefit of companies in the sector or those that engage in activities that may, directly or indirectly, compete, or could compete, with those of Repsol YPF.

Repsol YPF employees, who could be affected by a conflict of interests, will inform the head of their Area before undertaking any transaction or closing any business deal, in order to make the appropriate decisions in each specific case thereby avoiding compromising their impartial job performance.”

C.7 Are more than one of the Group companies listed in Spain?

NO

Name the subsidiaries listed in Spain:

D. RISK CONTROL SYSTEMS

D RISK CONTROL SYSTEMS

D.1 GENERAL DESCRIPTION OF THE RISK POLICY OF THE COMPANY AND/OR ITS GROUP, INCLUDING DETAILS AND ASSESSMENT OF THE RISKS COVERED BY THE SYSTEM, TOGETHER WITH JUSTIFICATION THAT THOSE SYSTEMS ADAPT TO THE PROFILE OF EACH TYPE OF RISK.

REPSOL YPF OPERATES IN NUMEROUS COUNTRIES, UNDER NUMEROUS REGULATORY FRAMEWORKS AND IN ALL AREAS OF THE OIL AND GAS BUSINESS. CONSEQUENTLY, REPSOL YPF IS EXPOSED TO:

• MARKET RISKS, DERIVING FROM THE PRICE VOLATILITY OF OIL, NATURAL GAS AND BY-PRODUCTS, EXCHANGE RATES AND INTEREST RATES,

• COUNTERPARTY RISKS, DERIVING FROM FINANCIAL ARRANGEMENTS AND COMMERCIAL COMMITMENTS WITH SUPPLIERS AND CLIENTS,

• LIQUIDITY AND SOLVENCY RISKS,

• LEGAL AND REGULATORY RISKS (INCLUDING RISKS OF CHANGES IN THE TAX REGIMES, SECTORIAL AND ENVIRONMENTAL REGULATIONS, EXCHANGE LEGISLATION, PRODUCTION CONSTRAINTS, LIMITS ON EXPORTS, ETC.),

THE COMPANY CONSIDERS THE MOST IMPORTANT RISKS TO BE THOSE THAT COULD HAMPER IT IN ACHIEVING THE GOALS ESTABLISHED IN ITS STRATEGIC PLAN, PARTICULARLY THE GOAL OF MAINTAINING ITS FINANCIAL FLEXIBILITY AND LONG-TERM SOLVENCY. REPSOL YPF MANAGES ITS ASSETS AND BUSINESSES PRUDENTLY. NEVERTHELESS, MANY OF THE RISKS MENTIONED ABOVE ARE INHERENT IN THE ACTIVITIES IT PERFORMS, ARE BEYOND THE CONTROL OF THE COMPANY AND CANNOT BE ENTIRELY ELIMINATED.

REPSOL YPF HAS AN ORGANISATION, PROCEDURES AND SYSTEMS THAT ENABLE IT TO IDENTIFY MEASURE, ASSESS, PRIORITIZE AND CONTROL THE RISKS TO WHICH THE GROUP IS EXPOSED, AND DECIDE TO WHAT EXTENT THOSE RISKS ARE TO BE ASSUMED, MANAGED, REDUCED OR AVOIDED. RISK ANALYSIS IS AN INTEGRAL ELEMENT IN THE GROUP’S DECISION-MAKING PROCESSES, BOTH IN THE CENTRALISED GOVERNING BODIES AND IN THE MANAGEMENT OF THE DIFFERENT BUSINESSES, PAYING SPECIAL ATTENTION IN ALL CASES TO THE EXISTENCE OF SEVERAL RISKS AT THE SAME TIME OR THE EFFECTS OF DIVERSIFICATION THAT MAY OCCUR ON AN AGGREGATE LEVEL.

THE FOLLOWING INDEPENDENT ANALYSIS, SUPERVISION AND CONTROL UNITS SPECIALISE IN DIFFERENT AREAS OF RISK MANAGEMENT EXIST:

INTERNAL AUDIT UNIT. FOCUSING ON THE PERMANENT ASSESSMENT AND IMPROVEMENT OF EXISTING CONTROLS TO ENSURE THAT POTENTIAL RISKS OF WHATSOEVER NATURE (CONTROL, BUSINESS, REPUTATION, ETC..) THAT COULD HAMPER ACHIEVEMENT OF THE STRATEGIC GOALS OF THE REPSOL YPF GROUP ARE IDENTIFIED, MEASURED AND CONTROLLED AT ALL TIMES.

CREDIT RISK MANAGEMENT UNIT, RESPONSIBLE FOR:

• MONITORING AND CONTROLLING THE GROUP’S CREDIT RISK,

• DEVELOPING THE CORPORATE RISK POLICY, CONSISTING OF STRUCTURAL RULES AND PROCEDURES LINKED TO THE GROUP’S FINANCIAL AND BUSINESS STRATEGY,

• COORDINATING THE DEVELOPMENT OF SPECIFIC RULES AND REGULATIONS CONCERNING MARKET AND CREDIT RISKS OF THE DIFFERENT BUSINESS UNITS AND CORPORATE AREAS OF THE GROUP AND ESTABLISHING METHODS FOR MEASURING AND ASSESSING SUCH RISKS ACCORDING TO THE BEST PRACTICES,

• ANALYSING AND CONTROLLING THE CREDIT RISK GENERATED BY THE GROUP’S ACTIVITIES, ESTABLISHING INDIVIDUAL THIRD-PARTY CREDIT RISK LIMITS,

• DEFINING THE CRITERIA REGARDING THE FUNDING AND USE OF PROVISIONS FOR INSOLVENCY, REFINANCING AND JUDICIAL CLAIMING OF DEBTS.

MARKET MIDDLE OFFICE UNIT, RESPONSIBLE FOR:

• CALCULATING, MONITORING, CONTROLLING AND ASSESING AT MARKET THE LIQUIDITY POSITIONS, FOREIGN EXCHANGE AND INTEREST RATE RISK POSITIONS,

• MEASURING OF THE RISK POSITION AND ANALYSIS OF SENSITIVITY OF THE RESULT AND THE VALUE OF PRODUCTS AND INSTRUMENTS TRADED FOR DIFFERENT RISK FACTORS,

• DEVELOPING AND VALIDATION OF THE METHODOLOGY FOR MEASURING AND ASSESSING INSTRUMENTS AND POSITIONS ACCORDING TO BEST MARKET PRACTICES.

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Risk Monitoring Unit, responsible for:

• coordinating the development of specific rules and regulations concerning commodities price risk of the different business units and corporate areas of the Group, and establishing methods for measuring and assessing these risks according to best practices,

• monitoring and controlling Group’s commodities price risk.

Insurance Unit, responsible for:

• analysing and assessing any accidental risks that could affect the assets and activities of the Group,

• defining the most efficient financing policy for these risks, through an optimum combination of self-insurance and risk transfer measures,

• taking out such insurance cover as may be considered convenient in each case,

• negotiating the compensations deriving from insured accidents.

Safety and Environment Unit, responsible for:

• defining and monitoring the company’s safety and environmental strategic policies and objectives,

• establishing the corporate rules and regulations (policy, rules, procedures, manuals and guidelines) on safety and environment throughout the company worldwide and the mechanisms required to publicise them,

• identifying and leading corporate safety and environment projects, counselling business units in their implementation and monitoring the progress,

• establishing key indicators of performance, monitoring the company’s performance in safety and environmental matters and proposing actions for improvement,

• promoting the creation of working groups and exchanging of the best practices in safety and the environment,

• coordinating safety and environmental audits and following them up.

Corporate Responsibility Unit, within the corporate responsibility and institutional affairs Division, responsible for directing and coordinating with the relevant organisational units the management and assessment of corporate reputation risks and values, according to the guidelines and policies of the Corporate Reputation Committee and the Corporate Division Communication and Head of the Chairman’s Office, to guarantee application of the Repsol YPF corporate responsibility and reputation model and strategy.

Financial Reporting Internal Control Unit, responsible for monitoring and management of the internal economic and financial reporting control system, introduced to comply with the requirements of section 404 of the Sarbanes-Oxley act.

The system applied by Repsol YPF is based on the conceptual framework defined in the COSO model.

Reserves Control Unit, which aims to make sure that the estimates of Repsol YPF proved reserves comply with prevailing legislation on the different Securities Markets on which the company is listed. It also makes internal audits of reserves, coordinates certification of reserves by external auditors and assesses the quality controls on reserve reporting, making the appropriate suggestions within a process of continuous improvement and application of best practices.

There are also several functional and business committees responsible for the oversight of the risk management activities performed within their respective areas of responsibility.

D.2 Indicate whether any of the risks (operating, technological, financial, legal, reputational, tax…) affecting the company and/or its group have actually materialised during the year:

NO

If so, indicate the underlying circumstances and whether the established control systems worked adequately.

D. RISK CONTROL SYSTEMS

D.3 Is there a Committee or other governing body responsible for establishing and supervising the control systems?

YES

If so, state its duties.

Name of Committee or governing body

AUDIT AND CONTROL COMMITTEE

Description of duties

the main duty of the audit and control committee, as advisory body to the Board of Directors, is to support the Board in its oversight duties, among other actions by regularly checking the risk management and internal control systems, to ensure that the principal risks are identified, managed and adequately publicised.

With this aim, the Audit and Control Committee monitors the development of the Annual Corporate Audit Plan, drawn up to assess and oversee the correct functioning and adequacy of the established control systems, to ensure that they are sufficient to identify, manage and/or mitigate the operating, financial and reputation risks of the repsol YpF Group. the Corporate audit Department informs the committee on any material irregularities, anomalies or defaults of the audited units reporting to the Board whenever they are considered to represent a significant risk for the Group.

Moreover, the Audit and Control Committee ensures that the procedures and systems for recording and internal control of the measuring, assessment, classification and entering in the accounts of the Group’s hydrocarbon reserves are sufficient, adequate and efficient.

Finally, the committee is informed by the corresponding divisions of the company and steers the environmental and safety policies, guidelines and objectives of the Repsol YPF Group.

D.4 Identification and description of processes for compliance with the different regulations affecting the company and/or its group.

the audit and control committee supports the Board in its oversight duties, watching over the compliance with all legal and internal laws and regulations applicable to the company. It oversees compliance with applicable national and international rules and regulations on market conduct and data protection and ensures that the Internal Codes of Conduct and Professional Ethics and of Market Conduct applicable to Group employees meet all the legal requirements and are adequate for the company.

the audit and control committee also supervises the preparation and integrity of the financial information on the Company and the Group, checking compliance with the applicable legal requirements and correct application of the accounting principles.

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E General Meeting

E.1 Indicate whether there are any differences between the quorums for General Meetings and the minimums stipulated in the Joint Stock companies act and, if appropriate, explain.

NO

% quorum different from that established in Art. 102 Joint Stock Companies Act for general cases		% quorum different from that established in Art. 103 Joint Stock Companies Act for the special cases of Art. 103
Quorum required on first call	0	0
Quorum required on second call	0	0

E.2 Explain whether there are any differences between the system used for adopting corporate resolutions and the system stipulated in the Joint stock companies act, and if so give details:

yes

Describe how it differs from the system contemplated in the Joint Stock Companies Act. Describe the differences

As an exception to the provisions of the Joint Stock Companies Act, the maximum number of votes that may be cast at a general meeting by any one shareholder, or by companies belonging to the same Group, is 10% of the subscribed voting capital. Any resolution to change that limit shall require a majority of 75% of the voting capital attending or represented at the general meeting, on first or second call, and the same majority will be required to modify the majority stipulated to amend that limit.

E.3 Describe any shareholders’ rights in respect of General Meetings differing from those established in the Joint stock companies act.

According to Article 23 of the Articles of Association, general meetings may be attended by shareholders holding any number of shares, provided they have been recorded in the corresponding accounting record five days prior to the date of the meeting and the shareholder has obtained the attendance card proving that the above requirements have been met. Attendance cards shall be issued by the institutions indicated in law and shall be non-transferable.

the regulations of the Board of Directors of repsol YpF S.A. provide as follows regarding shareholders’ right to participate and information:

“6.3. The Board of Directors shall take all the measures it sees fit to ensure that the Shareholders Meeting performs its proper functions. To that end it shall place all the legally demandable information, as well as information which is not legally required but is of interest to the Shareholders and can reasonably be furnished, at the Shareholders’ disposal prior to the Shareholders Meeting. It shall likewise respond with the greatest possible diligence to information requests and questions from shareholders prior to the Shareholders Meetings or while they are underway.

6.4. The information given to Shareholders and other financial market participants by the Company shall be complete, accurate, fair, symmetrical, and timely.

To achieve maximum transparency and immediacy in the dissemination of information, the Company shall make use of the generally available procedures and technologies to which companies and private citizens have access. To that end, the Board of Directors shall intensify the

E. GENERAL MEETING

use of the Company’s Web page and determine the contents to be transmitted through that medium, which shall include among other documents the Articles of Association, the Board of Directors’ Regulations, the quarterly and annual reports, the notices of Shareholders Meetings, their regulations and the resolutions or decisions adopted at the previous meeting, and any other information considered of interest.”

Furthermore, pursuant to article 5 of the regulations of the General shareholders Meeting, concerning shareholders’ right to information and participation, the notice of call to General Meetings shall state “the place and times at which shareholders may consult the documents to be laid before the general meeting and such other reports as may be required by law or decided by the board, without prejudice to the right of shareholders to request and receive, free of charge, copies of all the above-mentioned documents”.

Article 5 of the Regulations of the General Shareholders Meeting also provides that “in addition to the requirements stipulated in law or the Articles of Association, as from the date of publication of the notice of call to the general meeting, the company shall publish on its web site the text of all proposed resolutions submitted by the board in connection with the items on the agenda, including, with regard to proposals for the appointment of directors, the information contemplated in Article 47.13 of the Articles of Association ((i) professional and biographic profile, (ii) list of other boards they are on, (iii) indication of the type of director, .indicating, in the case of institutional directors, the shareholder they represent or with which they have ties, (iv) date of first appointment as company directors, and subsequent appointments, and (v) company shares and options they hold).

An exception may be made to this rule for proposals which the law and Articles of Association do not require to be made available to shareholders as from the notice of call, if the board considers there are just grounds for not doing so.

If a supplementary notice of call is published, the company shall thereafter publish on its web site the text of the proposals contained in that supplementary notice, provided they have been sent to the company.”

article 6.1. of the regulations for the General shareholders Meeting further provides that:

“Through the Shareholders’ Information Office of the Company’s web page, shareholders may at any time, upon entering proof of identification as such, raise any questions or make suggestions relating to the activities and interests of the Company and which they consider should be discussed at a General Shareholders’ Meeting.

Once a General Shareholders’ Meeting has been called and up to seven consecutive days before the date set for the meeting on first call, shareholders may utilize the same means to comment upon or make suggestions in writing regarding the proposals included on the Agenda thereof.

The Company’s Departments will examine the shareholders’ questions, suggestions and comments, and the responses will be disclosed, grouped together as pertinent, on the Company web page or, if the Board of Directors considers it appropriate, they will be considered at the General Shareholders’ Meeting, even if they are not included on the Agenda.”

Apart from the foregoing and with a view to facilitating access by shareholders to the information on the .company, repsol set up the shareholders’ information Office mentioned above, offering shareholders a free call service and an e-mail address at which they may request whatever information they may require. Shareholders may also visit the Office, where they will receive personal attention.

E.4 Describe the measures adopted, if any, to encourage the participation of shareholders at General Meetings.

to encourage shareholders to participate in general meetings, article 6 of the regulations of the General Shareholders Meeting, establishes shareholders’ right to information and participation, indicating that they may raise any questions or make any suggestions in connection with the company’s activities or interests which they consider ought to be discussed by the General Meeting, through the shareholders’ information Office or the company’s web site (www.repsol.com).

apart from these measures, which are expressly contemplated in the repsol YPF, S.A. rules of Corporate Governance, the company also encourages shareholders to participate in general meetings with the following measures:

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Publication of the notice of call sufficiently in advance in the media with the widest distribution, inserting a copy on the company’s web site (www.repsol.com) and sending copies to the stock exchanges on which its shares are listed and to the depositaries of its shares, so that they can issue the necessary attendance cards.

Warning in the notice of call that the general meeting will be held on second call.

Practices to encourage attendance, by delivering gifts and even, if appropriate, paying attendance premiums.

holding general meetings at a large-capacity location with ideal conditions for the procedure and following of the meeting, providing transport.

possibility of exercising or delegating the vote through distance means (post or electronic means), providing for shareholders:

a form prepared for postal votes on the company’s web site and at the shareholders’ Information Office.

An application on the web site to exercise or delegate the vote by electronic means, for all shareholders having a recognised or advanced electronic signature based on a recognised, valid electronic certificate issued by the Spanish public certification entity (ceres)

Possibility of fractioning votes through the voting platform and delegation by post and electronic means.

Assistance and personalized guidance for all shareholders who wish to participate through staff of the shareholders’ information Office

Possibility of connecting to a live broadcast of the meeting through the company’s web site (www.repsol.com).

publication through the company’s web site (www.repsol.com) of the proposed resolutions corresponding to the items on the Agenda and the Board’s report on each of the proposed resolutions to be laid before the General Meeting.

E.5 Indicate if the chairman of the Board chairs the General Meeting. list any measures adopted to ensure the independence and correct operation of the General Meeting:

YES

Details of measures

The Board traditionally requests, on its own initiative, the presence of a Notary to attend the General Meeting and issue minutes thereof.

consequently, neither the chairman nor the secretary of the General Meeting participate in the preparation of the minutes, for which a notary or other public attesting officer is engaged, with the consequent guarantee of neutrality for the shareholders.

E.6 Indicate any modifications made during the year to the Regulations of the General shareholders Meeting.

The Regulations of the General Shareholders Meeting, approved by the General Shareholders Meeting of repsol YPF, S.A. on 4 April 2003, and amended by this governing body on 31 March 2004, 16 June 2006 and 9 May 2007, haven’t been amended during the fiscal year 2008.

the regulations of the General shareholders Meeting may be consulted on the company’s web site (www.repsol.com). 222

E. GENERAL MEETING

E.7 Give details of attendance of General Meetings held during the year:

	DETAILS OF ATTENDANCE				
			% Distance voting		
Date General Meeting	% attending in person	% attending by proxy	Electronic vote	Others	Total
14-05-2008	0.045	69.413	0.006	0.120	69.584

E.8 Give a brief account of the resolutions adopted at the General Meetings held during the year and percentage of votes with which each resolution was approved.

Only one General Shareholders Meeting of Repsol YPF, S.A., the Annual General Meeting, was held during 2008, on 14 May 2008, at which the following resolutions were adopted with the majorities indicated below:

1. To approve the Annual Financial Statements and the Management Report of Repsol YPF, S.A., the Consolidated Annual Financial Statements and the Consolidated Management Report, for the fiscal year ended 31st December 2007, the proposal of application of its earnings and the management by the Board of Directors during said year.

   Votes for 674,512,657 shares, votes against 20,024 shares, abstentions 220,068 shares.

2. To amend the second paragraph of Article 49 (Annual Accounts) of the Articles of Association.

   The resulting text of the Articles of Association can be consulted on the company's web site (www.repsol.com).

   Votes for 674,627,489 shares, votes against 33,615 shares, abstentions 91,645 shares.

3.1. To ratify the appointment carried out by the Board of Directors for co-opting in order to cover a vacancy arising since the last Ordinary General Shareholders' Meeting, of Mr. Isidre Fainé Casas, appointing him as Director of the Company.

   Votes for 674,510,388 shares, votes against 156,925 shares, abstentions 85,436 shares.

3.2. To ratify the appointment carried out by the Board of Directors for co-opting in order to cover a vacancy arising since the last Ordinary General Shareholders' Meeting, of Mr. Juan María Nin Génova, appointing him as Director of the Company.

   Votes for 674,298,211 shares, votes against 373,446 shares, abstentions 81,092 shares.

4. To re-elect as the Accounts Auditor of Repsol YPF, S.A. and of its Consolidated Group the company Deloitte, S.L. for the legally established period of one year. It is also entrusted with carrying out the other Audit services required by Law and needed by the Company until the next Ordinary General Shareholders' Meeting is held.

   Votes for 674,534,112 shares, votes against 24,533 shares, abstentions 194,104 shares.

5. To authorize the Board of Directors for the derivative acquisition of shares of Repsol YPF, S.A., by sale, purchase, exchange or any other onerous legal business modality, directly or through controlled companies, up to a maximum number of shares, that added to those already own by Repsol YPF, S.A. and its subsidiaries, not exceeding 5% of the share capital and for a price or equivalent value that may not be lower than the nominal value of the shares nor exceed the quoted price on the stock market.

   The shares so acquired may be disbursed among the employees and directors of the Company and its Group or, if appropriate, used to satisfy the exercise of option rights that such persons may hold.

   This authorisation, which is subject to the compliance of all other applicable legal requirements, shall be valid for 18 months, counted as from the date of the present General Shareholders Meeting, and leaves without effect the authorisation granted by the last Ordinary General Shareholders Meeting held on the 9th May 2007.

   Votes for 674,548,664 shares, votes against 34,552 shares, abstentions 169,533 shares.

6. To delegate to the Board of Directors, as amply as required, including the power of

223

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delegating the powers received, all or in part, to the Delegate Committee, as many powers as required to supplement, develop, execute and rectify any of the resolutions adopted by the General shareholders’ Meeting. The power of rectification shall include the power to make as many amendments, modifications and additions as necessary or convenient as a consequence of objections or observations raised by the regulatory bodies of the securities markets, Stock Markets, Commercial Registry and any other public authority with powers concerning the resolutions adopted.

To delegate indistinctly to the Chairman of the Board of Directors and to the Secretary and Vice-Secretary of the Board those powers required to formalize the resolutions adopted by the General Shareholders’ Meeting, and to register those subject to this requirement, in whole or in part, being able to draw up all kinds of public or private documents to this end, including those to supplement or rectify such resolutions.

Votes for 674,631,791 shares, votes against 24,786 shares, abstentions 96,172 shares.

E.9 State whether any restrictions are established in the Articles of Association requiring a minimum number of shares to attend General Meetings:

NO

Number of shares required to attend General Meetings

E.10 Describe and justify the company’s policies on proxy votes at General Meetings.

according to article 8 of the regulations of the General shareholders Meeting, all shareholders entitled to attend may be represented at general meetings by another person, who need not be a shareholder. Proxies shall be granted in writing or by distance communication, especially for each general meeting.

For this purpose, apart from the possibility of sending proxies for attendance and voting at general meetings through the members of “Sociedad de Gestión de Sistemas de Registro, compensación y liquidación de valores S.A.” (iberclear), shareholders also have the shareholders’ Information Office, where they may deliver proxies by post or by hand, and another office opened exclusively for this purpose at the registered office, paseo de la castellana no. 278, where attendance cards may be received and the corresponding gifts are handed out.

An application is made available on the web site for electronic proxies, available for shareholders who have a recognised or advanced electronic signature based on a recognised, valid electronic certificate issued by the entidad pública de certificación española (ceres).

E.11 Indicate whether the company is aware of the policies of institutional investors regarding their participation or otherwise in company decisions:

NO

E.12 Indicate the address and access to the corporate governance contents on the company’s web site.

the information on corporate governance, regulated in act 26/2003 of 17 July, Order ecO/3722/2003 of 26 December, and the comisión nacional del Mercado de valores (cnMv) circular 1/2004 of 17 March, .is published in the section “shareholders and investors” on the company’s web site (www.repsolypf.com).

F. EXTENT OF COMPLIANCE WITH THE CORPORATE GOVERNANCE RECOMMENDATIONS

F Extent of compliance with the corporate governance recommendations

Indicate the degree of compliance by the company with the recommendations of the unified Good Governance code. in the event of non-compliance with any recommendations, explain the recommendations, standards, practices or principles applied by the company.

1. The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

see sections: a.9, B.1.22, B.1.23 and e.1, e.2.

Explain

art. 27 of the articles of association and art. 13.6 of the regulations of the General shareholders Meeting of Company stipulate that the maximum number of votes that may be cast at a General Meeting by one shareholder or companies belonging to the same group shall be 10% of the total voting capital.

This limit was approved, according to the provision of article 105 of the Joint Stock Companies Act, at the Extraordinary General Meeting held in 1999 by 95% of the capital attending.

2. When a dominant and a subsidiary company are stock market listed, the two should provide detailed disclosure on:

a. The type of activity they engage in, and any business dealings between them, as well as between the subsidiary and other group companies;

b. the mechanisms in place to resolve possible conflicts of interest.

.see sections: c.4 and c.7.

Not applicable

3. even when not expressly required under company law, any decisions involving a fundamental corporate change should be submitted to the General Shareholders’ Meeting for approval or ratification. In particular:

a. The transformation of listed companies into holding companies through the process of subsidiarisation, i.e. reallocating core activities to subsidiaries that were previously carried out by the originating firm, even though the latter retains full control of the former;

b. Any acquisition or disposal of key operating assets that would effectively alter the company’s corporate purpose;

c. Operations that effectively add up to the company’s liquidation.

Comply

4. Detailed proposals of the resolutions to be adopted at the General Shareholders’ Meeting, including the information stated in Recommendation 28, should be made available at the same time as the publication of the Meeting notice.

Comply

5. separate votes should be taken at the General shareholders’ Meeting on materially separate items, so shareholders can express their preferences in each case. This rule shall apply in particular to:

a. The appointment or ratification of directors, with separate voting on each candidate;

b. Amendments to the bylaws, with votes taken on all articles or groups of articles that are materially different.

see section: e.8.

Comply

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6. Companies should allow split votes, so financial intermediaries acting as nominees on behalf of different clients can issue their votes according to instructions.

See section: E.4.

Comply

7. The Board of Directors should perform its duties with unity of purpose and independent judgement, according all shareholders the same treatment. It should be guided at all times by the company’s best interest and, as such, strive to maximise its value over time.

It should likewise ensure that the company abides by the laws and regulations in its dealings with stakeholders; fulfils its obligations and contracts in good faith; respects the customs and good practices of the sectors and territories where it does business; and upholds any additional social responsibility principles it has subscribed to voluntarily.

Comply

8. The board should see the core components of its mission as to approve the company’s strategy and authorise the organisational resources to carry it forward, and to ensure that management meets the objectives set while pursuing the company’s interests and corporate purpose. As such, the board in full should reserve the right to approve:

a. The company’s general policies and strategies, and in particular:

I. The strategic or business plan, management targets and annual budgets;

II. Investment and financing policy;

III. Design of the structure of the corporate group;

IV. Corporate governance policy;

V. Corporate social responsibility policy;

VI. Remuneration and evaluation of senior officers;

VII. Risk control and management, and the periodic monitoring of internal information and control systems;

viii. Dividend policy, as well as the policies and limits applying to treasury stock.

See sections: B.1.10, B.1.13, B.1.14 and D.3

b. The following decisions:

I. On the proposal of the company’s chief executive, the appointment and removal of senior officers, and their compensation clauses.

See section: B.1.14.

II. Directors’ remuneration and, in the case of executive directors, the additional consideration for their management duties and other contract conditions.

See section: B.1.14.

III. the financial information listed companies must periodically disclose.

IV. Investments or operations considered strategic by virtue of their amount or special characteristics, unless their approval corresponds to the General Shareholders’ Meeting;

V. The creation or acquisition of shares in special purpose entities resident in jurisdictions considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c. Transactions which the company conducts with directors, significant shareholders, shareholders with board representation or other persons related thereto (“related-party transactions”).

however, board authorisation need not be required for related-party transactions that simultaneously meet the following three conditions:

1. they are governed by standard form agreements applied on an across-the-board basis to a large number of clients;

2. They go through at market rates, generally set by the person supplying the goods or services;

3. Their amount is no more than 1% of the company’s annual revenues.

It is advisable that related-party transactions should only be approved on the basis of a favourable report from the Audit Committee or committee handling the same function; and that the directors involved should neither exercise nor delegate their votes, and should withdraw from the meeting room while the board deliberates and votes.

F. EXTENT OF COMPLIANCE WITH THE CORPORATE GOVERNANCE RECOMMENDATIONS

Ideally the above powers should not be delegated with the exception of those mentioned in b. and c., which may be delegated to the Delegate Committee in urgent cases and later ratified by the full board.

See sections: C.1 and C.6

Partial compliance

The company complies with this recommendation, except for the following sections:

a.iii. Owing to the complexity and large number of companies in the repsol YpF Group at present, it has not been considered convenient to expressly include the contents of this recommendation in the company’s internal regulations.

a.vii. The company complies with this recommendation, except regarding the periodic monitoring of internal information and control systems. In this regard, since recommendation 50.1 of the unified code assigns duties to the audit and control Committee involving supervision of the information, internal control and risk management systems, and repsol YpF is subject to the US Sarbanes-Oxley act (Section 404), according to which the Audit Committee must oversee and control the functioning of the internal Financial reporting control system, the company has considered it convenient to assign that Committee the duty of supervising the risk management, internal control and information systems of the company, without prejudice to reporting to the Board on these matters.

b.i. The company complies with this recommendation, except regarding the removal of senior officers, and their compensation clauses. The Company considers that this power over the top management should be reserved for the chief executive, since these positions come under his trust and responsibility, without prejudice to reporting to the Board. Nevertheless, the Board of Directors reserves the power to approve any guarantee or golden parachute clauses for senior executives of the company in cases of dismissals or changes of ownership, when the conditions exceed those normally established on the market.

b.v. The company complies with this recommendation, except regarding the creation or acquisition of shares in companies domiciled in countries or territories considered tax havens. in this regard, the company has opted for the Audit and Control Committee to receive information on these matters and ensure that these transactions correspond to appropriate purposes, and for the Top Management to take the appropriate measures to identify and adequately manage them, without prejudice to reporting to the Board on these matters.

Furthermore, this recommendation includes a vague concept (transactions which might impair the transparency of the Group), which the company has not considered it convenient to include in its internal regulations, owing to the uncertainty that could arise in its application.

9. In the interests of maximum effectiveness and participation, the Board of Directors should ideally comprise no fewer then five and no more than fifteen members.

See section: B.1.1

Explain

The Board of Directors considered it convenient for the company, taking account of the structure of its capital and shareholders’ representation on the Board, to incorporate persons with an outstanding professional prestige, from the auditing, financial/accounting, industrial and stock market sectors, who could increase the decision-making capacity of the Board and enhance its points of view.

For this purpose, the Board of Directors proposed to the General shareholders Meeting in 2007, within the maximum and minimum limits established in the Articles of Association (9 - 16), to set the number of directors at 16. this proposal was approved at the aforesaid General Meeting.

10. External directors, proprietary and independent, should occupy an ample majority of board places, while the number of executive directors should be the minimum practical bearing in mind the complexity of the corporate group and the ownership interests they control.

see sections: a.2, a.3, B.13 and B.1.14.

Comply

annual corporate Governance report

11. In the event that some external director can be deemed neither proprietary nor independent, the company should disclose this circumstance and the links that person maintains with the company or its senior officers, or its shareholders.

See section: B.1.3

Not applicable

12. That among external directors, the relation between proprietary members and independents should match the proportion between the capital represented on the board by proprietary directors and the remainder of the company’s capital.

This proportional criterion can be relaxed so the weight of proprietary directors is greater than would strictly correspond to the total percentage of capital they represent:

1º. in large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings, despite the considerable sums actually invested.

2º. in companies with a plurality of shareholders represented on the board but not otherwise related.

See sections: B.1.3, A.2 and A.3

Comply

13. The number of independent directors should represent at least one third of all board members.

See section: B.1.3

Comply

14. the nature of each director should be explained to the General Meeting of shareholders, which will make or ratify his or her appointment. Such determination should subsequently be confirmed or reviewed in each year’s annual corporate Governance report, after verification by the nomination committee. The said report should also disclose the reasons for the appointment of proprietary directors at the urging of shareholders controlling less than 5% of capital; and explain any rejection of a formal request for a board place from shareholders whose equity stake is equal to or greater than that of others applying successfully for a proprietary directorship.

See sections: B.1.3 and B.1.4

Comply

15. When women directors are few or non existent, the board should state the reasons for this situation and the measures taken to correct it; in particular, the nomination committee should take steps to ensure that:

a. the process of filling board vacancies has no implicit bias against women candidates;

b. The company makes a conscious effort to include women with the target profile among the candidates for board places.

See sections: B.1.2, B.1.27 and B.2.3.

Comply

16. the chairman, as the person responsible for the proper operation of the Board of Directors, should ensure that directors are supplied with sufficient information in advance of board meetings, and work to procure a good level of debate and the active involvement of all members, safeguarding their rights to freely express and adopt positions; he or she should organise and coordinate regular evaluations of the board and, where appropriate, the company’s chief executive, along with the chairmen of the relevant board committees.

See section: B.1 42

Comply

17. when a company’s chairman is also its chief executive, an independent director should be empowered to request the calling of board meetings or the inclusion of new business on the agenda; to coordinate and give voice to the concerns of external directors; and to lead the board’s evaluation of the Chairman.

See section: B.1.21

Partial compliance

F. EXTENT OF COMPLIANCE WITH THE CORPORATE GOVERNANCE RECOMMENDATIONS

The calling of board meetings can currently be requested by 1/4 of the directors (Art. 9.3 Board Regulations). Therefore, since independent Directors represent half of the total Board members, they can, alone, request the calling of a board meeting.

In this regard, the Board of Directors shall endeavour to ensure that the number of non-executive independent directors represents at least one-third of the total number of directors (Article 3.2 Regulations of the Board of Directors).

Moreover, any of the Directors may, prior to the call, request the inclusion on the agenda of any business which they consider ought to be transacted at the Board meeting (Article 9.3 Regulations of the Board of Directors).

18. The secretary should take care to ensure that the Board’s actions:

a. Adhere to the spirit and letter of laws and their implementing regulations, including those issued by regulatory agencies;

b. Comply with the company bylaws and the regulations of the General shareholders’ Meeting, the Board of Directors and others;

c. Are informed by those good governance recommendations of the unified code that the company has subscribed to.

In order to safeguard the independence, impartiality and professionalism of the secretary, his or her appointment and removal should be proposed by the Nomination Committee and approved by a full board meeting, the relevant appointment and removal procedures being spelled out in the board’s regulations.

See section: B.1.34

Comply

19. The Board should meet with the necessary frequency to properly perform its functions, in accordance with a calendar and agendas set at the beginning of the year, to which each director may propose the addition of other items.

See section: B.1.29

Comply

20. Director absences should be kept to the bare minimum and quantified in the annual corporate Governance report. When directors have no choice but to delegate their vote, they should do so with instructions.

See sections: B.1.28 and B.1.30

Comply

21. When directors or the secretary express concerns about some proposal or, in the case of directors, about the company’s performance, and such concerns are not resolved at the meeting, the person expressing them can request that they be recorded in the minute book.

Not applicable

22. The board in full should evaluate the following points on a yearly basis:

a. The quality and efficiency of the board’s operation;

b. Starting from a report submitted by the nomination committee, how well the chairman and chief executive have carried out their duties;

c. The performance of its committees on the basis of the reports furnished by the same.

See section: B.1.19

Comply

23. All directors should be able to exercise their right to receive any additional information they require on matters within the board’s competence. Unless the bylaws or board regulations indicate otherwise, such requests should be addressed to the chairman or secretary.

See section: B.1.42

Comply

ANNUAL CORPORATE GOVERNANCE REPORT

24. All directors should be entitled to call on the company for the advice and guidance they need to carry out their duties. The company should provide suitable channels for the exercise of this right, extending in special circumstances to external assistance at the company’s expense.

See section: B.1.41

Comply

25. Companies should organise induction programmes for new directors to acquaint them rapidly with the workings of the company and its corporate governance rules. Directors should also be offered refresher programmes when circumstances so advise.

Comply

26. Companies should require their directors to devote sufficient time and effort to perform their duties effectively, and, as such:

a. Directors should apprise the nomination committee of any other professional obligations, in case they might detract from the necessary dedication;

b. Companies should lay down rules about the number of directorships their board members can hold.

See sections: B.1.8, B.1.9 and B.1.17

Partial compliance

The Company complies with this recommendation, except regarding the rules on the number of directorships its directors may hold. It considers the obligations that Directors are to meet by virtue of their office, as stipulated in article 17 of the regulations of the Board of Directors, sufficient to guarantee the efficient performance by directors of their duties:

• Constantly devote such time and efforts as may be necessary to regularly oversee the issues concerning administration of the company.

• Be informed and adequately prepare meetings of the board and any other delegated and advisory committees to which they belong, obtaining sufficient information and such collaboration or assistance as they may deem fit.

• Attend meetings of all committees they are on and participate actively in the debates, such that their opinions may contribute effectively to the decision-making process. if they are justifiably unable to attend any meetings to which they have been called, they shall duly instruct another director to represent them.

• Carry out any specific task commissioned by the board that is reasonably within his dedication commitment.

• inform the nomination and compensation committee of any other professional obligations they may have and any material changes in their professional situation, as well as any that may affect the nature or condition by virtue of which they have been appointed director.

The Nomination and Compensation Committee shall inform the Board on directors’ performance of these obligations.

27. The proposal for the appointment or renewal of directors which the board submits to the General Shareholders’ Meeting, as well as provisional appointments by the method of co-option, should be approved by the board:

a. On the proposal of the nomination committee, in the case of independent directors.

b. subject to a report from the nomination committee in all other cases.

See section: B.1.2

Comply

28. Companies should post the following director particulars on their websites and keep them permanently updated:

a. Professional experience and background;

b. Directorships held in other companies, listed or otherwise;

c. An indication of the director’s classification as executive, proprietary or independent; in the case of proprietary directors, stating the shareholder they represent or have links with.

d. the date of their first and subsequent appointments as a company director, and;

e. Shares held in the company and any options on the same.

Comply

F. EXTENT OF COMPLIANCE WITH THE CORPORATE GOVERNANCE RECOMMENDATIONS

29. Independent directors should not stay on as such for a continuous period of more than 12 years.

See section: B.1.2

Comply

30. Proprietary directors should resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their stakes, thereby losing some of their entitlement to proprietary directors, the latter’s number should be reduced accordingly.

See sections: A.2, A.3 and B.1.2

Comply

31. The Board of Directors should not propose the removal of independent directors before the expiry of their tenure as mandated by the bylaws, except where just cause is found by the board, based on a proposal from the nomination committee.in particular, .just cause will be presumed when a director is in breach of his or her fiduciary duties or comes under one of the disqualifying .grounds enumerated in section iii. 5 (Definitions) of this code.

The removal of independents may also be proposed when a takeover bid, merger or similar corporate operation produces changes in the company’s capital structure, in order to meet the proportionality criterion set out in recommendation 12.

See sections: B.1.2, B.1.5 and B.1.26

Comply

32. Companies should establish rules obliging directors to inform the board of any circumstance that might harm the organisation’s name or reputation, tendering their resignation as the case may be, with particular mention of any criminal charges brought against them and the progress of any subsequent trial.

The moment a director is indicted or tried for any of the crimes stated in article 124 of the public limited companies law, the board.should examine the matter and, in view of the particular circumstances and potential harm to the company’s name and reputation, decide whether or not he or she should be called on to resign. The board should also disclose all such determinations in the annual corporate Governance report.

See sections: B.1.43, B.1.44

Comply

33. All directors should express clear opposition when they feel a proposal submitted for the board’s approval might damage the corporate interest. in particular, independents and other directors unaffected by the conflict of interest should challenge any decision that could go against the interests of shareholders lacking board representation.

When the board makes material or reiterated decisions about which a director has expressed serious reservations, then he or she must draw the pertinent conclusions. Directors resigning for such causes should set out their reasons in the letter referred to in the next Recommendation.

the terms of this recommendation should also apply to the secretary of the board; director or otherwise.

Not applicable

34. Directors who give up their place before their tenure expires, through resignation or otherwise, should state their reasons in a letter to be sent to all members of the board. Irrespective of whether such resignation is filed as a significant event, the motive for the same must be explained in the annual corporate Governance report.

See section: B.1.5

Not applicable

35.The company’s remuneration policy, as approved by its Board of Directors, should specify at least the following points:

a. the amount of the fixed components, itemised where necessary, of board and board committee attendance fees, with an estimate of the fixed annual payment they give rise to;

b. Variable components, in particular:

ANNUAL CORPORATE GOVERNANCE REPORT

I. The types of directors they apply to, with an explanation of the relative weight of variable to fixed remuneration items;

II. Performance evaluation criteria used to calculate entitlement to the award of shares or share options or any performance-related remuneration;

III. The main parameters and grounds for any system of annual bonuses or other, non cash benefits; and

IV. An estimate of the sum total of variable payments arising from the remuneration policy proposed, as a function of degree of compliance with pre-set targets or benchmarks.

c. The main characteristics of pension systems (for example, supplementary pensions, life insurance and similar arrangements), with an estimate of their amount or annual equivalent cost.

d. The conditions to apply to the contracts of executive directors exercising senior management functions. Among them:

I. Duration;

II. Notice periods; and

III. Any other clauses covering hiring bonuses, as well as indemnities or ‘golden parachutes’ in the event of early termination of the contractual relation between company and executive director.

See section: B.1.15

Comply

36. Remuneration comprising the delivery of shares in the company or other companies in the group, share options or other share-based instruments, payments linked to the company’s performance or membership of pension schemes should be confined to executive directors.

The delivery of shares is excluded from this limitation when directors are obliged to retain them until the end of their tenure.

See sections: A.3, B.1.3

Comply

37. External directors’ remuneration should sufficiently compensate them for the dedication, abilities and responsibilities that the post entails, but should not be so high as to compromise their independence.

Comply

38. In the case of remuneration linked to company earnings, deductions should be computed for any qualifications stated in the external auditor’s report.

Comply

39. In the case of variable awards, remuneration policies should include technical safeguards to ensure they reflect the professional performance of the beneficiaries and not simply the general progress of the markets or the company’s sector, a typical or exceptional transactions or circumstances of this kind.

Comply

40. The board should submit a report on the directors’ remuneration policy to the advisory vote of the General Shareholders’ Meeting, as a separate point on the agenda. This report can be supplied to shareholders separately or in the manner each company sees fit.

The report will focus on the remuneration policy the board has approved for the current year with reference, as the case may be, to the policy planned for future years. It will address all the points referred to in Recommendation 34, except those potentially entailing the disclosure of commercially sensitive information. It will also identify and explain the most significant changes in remuneration policy with respect to the previous year, with a global summary of how the policy was applied over the period in question.

The role of the Remuneration Committee in designing the policy should be reported to the Meeting, along with the identity of any external advisors engaged.

See section: B.1.16

Partial compliance

F. EXTENT OF COMPLIANCE WITH THE CORPORATE GOVERNANCE RECOMMENDATIONS

The company prepared the Report on the Directors’ Remuneration Policy, which is made available to shareholders, for their information, at the Ordinary General Shareholders Meeting.

41. The notes to the annual accounts should list individual directors’ remuneration in the year, including:

a. A Breakdown of the compensation obtained by each company director, to include where appropriate:

I. Participation and attendance fees and other fixed director payments;

II. Additional compensation for acting as chairman or member of a board committee;

III. Any payments made under profit-sharing or bonus schemes, and the reason for their accrual;

IV. Contributions on the director’s behalf to defined-contribution pension plans, or any increase in the director’s vested rights in the case of contributions to defined-benefit schemes;

V. Any severance packages agreed or paid;

VI. Any compensation they receive as directors of other companies in the group;

VII. The remuneration executive directors receive in respect of their senior management posts;

VIII. Any kind of compensation other than those listed above, of whatever nature and provenance within the group, especially when it may be accounted as a related-party transaction or when its omission would detract from a true and fair view of the total remuneration received by the director.

b. An individual breakdown of deliveries to directors of shares, share options or other share-based instruments, itemised by:

I. Number of shares or options awarded in the year, and the terms set for their execution;

II. Number of options exercised in the year, specifying the number of shares involved and the exercise price;

III. Number of options outstanding at the annual close, specifying their price, date and other exercise conditions;

IV. Any change in the year in the exercise terms of previously awarded options.

c. Information on the relation in the year between the remuneration obtained by executive directors and the company’s profits, or some other measure of enterprise results.

Comply

42. When the company has a Delegate Committee, the breakdown of its members by director category should be similar to that of the board itself. The secretary of the board should also act as secretary to the Delegate Committee.

See sections: B.2.1 and B.2.6

Comply

43. The board should be kept fully informed of the business transacted and decisions made by the Delegate Committee. To this end, all board members should receive a copy of the Committee’s minutes.

Comply

44. In addition to the Audit Committee mandatory under the Securities Market Law, the Board of Directors should form a committee, or two separate committees, of Nomination and Remuneration.

The rules governing the make-up and operation of the Audit Committee and the committee or committees of Nomination and Remuneration should be set forth in the board regulations, and include the following:

a. The Board of Directors should appoint the members of such committees with regard to the knowledge, aptitudes and experience of its directors and the terms of reference of each committee; discuss their proposals and reports; and be responsible for overseeing and evaluating their work, which should be reported to the first board plenary following each meeting;

ANNUAL CORPORATE GOVERNANCE REPORT

b. These committees should be formed exclusively of external directors and have a minimum of three members. Executive directors or senior officers may also attend meetings, for information purposes, at the Committees’ invitation.

c. Committees should be chaired by an independent director.

d. They may engage external advisors, when they feel this is necessary for the discharge of their duties.

e. Meeting proceedings should be minuted and a copy sent to all board members.

See sections: B.2.1 and B.2.3

Comply

45. The job of supervising compliance with internal codes of conduct and corporate governance rules should be entrusted to the Audit Committee, the Nomination Committee or, as the case may be, separate Compliance or Corporate Governance committees.

Comply

46. All members of the Audit Committee, particularly its chairman, should be appointed with regard to their knowledge and background in accounting, auditing and risk management matters.

Comply

47. Listed companies should have an internal audit function, under the supervision of the Audit Committee, to ensure the proper operation of internal reporting and control systems.

Comply

48. The head of internal audit should present an annual work programme to the Audit Committee; report to it directly on any incidents arising during its implementation; and submit an activities report at the end of each year.

Comply

49. Control and risk management policy should specify at least:

a.the different types of risk (operational, technological, financial, legal, reputational…) the company is exposed to, with the inclusion under financial or economic risks of contingent liabilities and other off-balance-sheet risks;

b. The determination of the risk level the company sees as acceptable;

c. Measures in place to mitigate the impact of risk events should they occur;

d. The internal reporting and control systems to be used to control and manage the above risks, including contingent liabilities and off-balance-sheet risks.

See section: D

Comply

50. The Audit Committee’s role should be:

1 With respect to internal control and reporting systems:

a. Monitor the preparation and the integrity of the financial information prepared on the company and, where appropriate, the group, checking for compliance with legal provisions, the accurate demarcation of the consolidation perimeter, and the correct application of accounting principles.

b. Review internal control and risk management systems on a regular basis, so main risks are properly identified, managed and disclosed.

c. Monitor the independence and efficacy of the internal audit function; propose the selection, appointment, reappointment and removal of the head of internal audit; propose the department’s budget; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.

d. Establish and supervise a mechanism whereby staff can report confidentially and, if necessary, anonymously, any irregularities they detect in the course of their duties, in particular financial or accounting irregularities, with potentially serious implications for the firm.

F. EXTENT OF COMPLIANCE WITH THE CORPORATE GOVERNANCE

RECOMMENDATIONS

2 With respect to the external auditor:

a. Make recommendations to the board for the selection, appointment, reappointment and removal of the external auditor, and the terms and conditions of his engagement.

b. Receive regular information from the external auditor on the progress and findings of the audit programme, and check that senior management are acting on its recommendations.

c. Monitor the independence of the external auditor, to which end:

I. the company should notify any change of auditor to the cnMv as a significant event, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for the same.

II. the committee should ensure that the company and the auditor adhere to current regulations on the provision of non-audit services, the limits on the concentration of the auditor’s business and, in general, other requirements designed to safeguard auditors’ independence;

III. The Committee should investigate the issues giving rise to the resignation of any external auditor.

d. In the case of groups, the Committee should urge the group auditor to take on the auditing of all component companies.

See sections: B.1.35, B.2.2, B.2.3 and D.3

Comply

51. the audit committee should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another senior officer.

Comply

52. The Audit Committee should prepare information on the following points from Recommendation 8 for input to board decision-making:

a. the financial information that all listed companies must periodically disclose. The Committee should ensure that interim statements are drawn up under the same accounting principles as the annual statements and, to this end, may ask the external auditor to conduct a limited review.

b. The creation or acquisition of shares in special purpose vehicles or entities resident in countries or territories considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c. related-party transactions, except where their scrutiny has been entrusted to some other supervision and control committee.

See sections: B.2.2 and B.2.3

Partial compliance

The Company complies with this recommendation, except for paragraph b on entities resident in tax havens and transactions that might impair the transparency of the group.

in this respect, article 32 of the regulations of the Board of Directors establishes that the Audit and Control Committee shall be informed on the creation or acquisition of shares in companies domiciled in countries or territories considered tax havens. The committee shall also see that these transactions correspond to appropriate purposes and that top management takes the necessary measures to identify and adequately handle them.

Furthermore, this recommendation includes a vague concept (transactions which might impair the transparency of the Group), which the company has not considered it convenient to include in its internal regulations, owing to the uncertainty that could arise in its application.

53. The Board of Directors should seek to present the annual accounts to the General Shareholders’ Meeting without reservations or qualifications in the audit report. Should such reservations or qualifications exist, both the chairman of the audit committee and the auditors should give a clear account to shareholders of their scope and content.

See section: B.1.38

Comply

ANNUAL CORPORATE GOVERNANCE REPORT

54. the majority of nomination committee members – or nomination and remuneration committee members as the case may be – should be independent directors.

See section: B.2.1

Comply

55. The Nomination Committee should have the following functions in addition to those stated in earlier recommendations:

a. Evaluate the balance of skills, knowledge and experience on the board, define the roles and capabilities required of the candidates to fill each vacancy, and decide the time and dedication necessary for them to properly perform their duties.

b. examine or organise, in appropriate form the succession of the chairman and the chief executive, making recommendations to the board so the handover proceeds in a planned and orderly manner.

c. Report on the senior officer appointments and removals which the chief executive proposes to the board.

d. report to the board on the gender diversity issues discussed in recommendation 14 of this code.

See section: B.2.3

Partial compliance

The Company complies with this recommendation, except for the report on senior officer removals which the chief executive proposes to the Board. As mentioned in respect of Recommendation 8 above, the Company considers that the power to remove senior officers of the company should be reserved to the chief executive, since they are positions within his trust and responsibility.

56. the nomination committee should consult with the company’s chairman and chief executive, especially on matters relating to executive directors.

Any board member may suggest directorship candidates to the Nomination Committee for its consideration.

Comply

57. the remuneration committee should have the following functions in addition to those stated in earlier recommendations:

a. Make proposals to the Board of Directors regarding:

I. The remuneration policy for directors and senior officers;

II. The individual remuneration and other contractual conditions of executive directors.

III. The standard conditions for senior officer employment contracts.

b. Oversee compliance with the remuneration policy set by the company.

See sections: B.1.14, B.2.3

Comply

58. the remuneration committee should consult with the chairman and chief executive, especially on matters relating to executive directors and senior officers.

Comply

G. OTHER INFORMATION OF INTEREST

G Other information of interest

If you consider there to be an important principle or aspect regarding the corporate governance practices applied by your company that have not been mentioned in this report, indicate them below and explain the contents.

This section may be used to include any other information, clarification or qualification relating to the previous sections of the report.

In particular, state whether the company is subject to any laws other than the laws of Spain on corporate governance and, if this is the case, include whatever information the company may be obliged to supply that differs from the information included in this report.

1. Note on section A.2.

Due to the fact the company's shares are issued in book-entry form, the company does not have up-to-date information on the identity of its shareholders or details of their stakes. Therefore, the details set out in this section are obtained from the information supplied by *Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, Sociedad Anónima Unipersonal* (IBERCLEAR) for the Annual General Meeting of 14 May 2009, and from the information sent by shareholders to *Comisión Nacional del Mercado de Valores* (CNMV) and to the Company.

Moreover, for economic purposes, the Criteria CaixaCorp Group holds a 12.68% stake in Repsol YPF, S.A. and Criteria CaixaCorp, S.A. holds a 67.60% stake in the capital of Repinves, S.A.

2. Note on section A.10

With regard to the legal restrictions on the purchase or sale of shares in the capital, under Supplementary Provision 11 to the Hydrocarbons Act 34/1998, as drafted in Royal Decree-Law 4/2006 of 24 February, prior administrative authorisation by the Comisión Nacional de Energía must be sought for certain acquisitions or investments in companies that engage in regulated activities or activities subject to significant oversight by administrative bodies that implies special regulation.

On July 2008, the European Court of Justice determined that Spain had, through the imposition of this requirement of administrative authorisation by the Comisión Nacional de Energía, failed to fulfil its obligations under Articles 43 and 56 of the EC Treaty.

3. Note on section B.1.11.

Following the former practice of Repsol YPF, S.A. and to supplement the information supplied in section B.1.11., the sums accrued by members of the Board during 2008, individually and by types of remuneration, or other benefits, are set out in this Annual Report on Corporate Governance.

a. Due to membership of the Board

Under the system established and approved by the Nomination and Compensation Committee, the amounts of the annual remunerations earned in 2008 and 2007 by virtue of membership of each of the Group's managing bodies are as follows:

GOVERNING BODY		Euro
	2008	2007
Board of Directors	172,287	165,661
Delegate Committee	172,287	165,661
Audit and Control Committee	86,144	82,830
Strategy, Investment and Corporate Social Responsibility Committee	43,072	41,415
Nomination and Compensation Committee	43,072	41,415

The amount of the remunerations earned by the members of the Board of Directors for belonging to same in 2008 and payable against the aforesaid assignment in the Articles of Association was EUR 4.824 million, itemised as follows:

237

ANNUAL CORPORATE GOVERNANCE REPORT

Remuneration for belonging to the Governing Bodies (euro):

	Board	Deleg. C.	Audit C.	Nominat. C.	Strat. C	TOTAL
Antonio Brufau	172,287	172,287	–	–	–	344,574
Luis Suárez de Lezo	172,287	172,287	–	–	–	344,574
Antonio Hernández-Gil	172,287	172,287	–	43,072	–	387,646
Carmelo de las Morenas	172,287	–	86,144	–	–	258,431
Henri Philippe Reichstul	172,287	172,287	–	–	–	344,574
Paulina Beato	172,287	–	86,144	–	–	258,431
Javier Echenique	172,287	172,287	86,144	–	–	430,718
Artur Carulla	172,287	–	–	43,072	–	215,359
Luis del Rivero	172,287	172,287	–	–	–	344,574
Juan Abelló	172,287	–	–	–	43,072	215,359
Pemex Intern. España	172,287	172,287	–	–	43,072	387,646
José Manuel Loureda	172,287	–	–	–	43,072	215,359
Luis Carlos Croissier	172,287	–	–	–	43,072	215,359
Isidro Fainé	172,287	172,287	–	–	–	344,574
Juan María Nin	172,287	–	–	43,072	43,072	258,431
Ángel Durández	172,287	–	86,144		–	258,431

It should also be noted that:

- The members of the Board of Directors of Repsol YPF, S.A. have not been granted any loans or advances by any Group company, jointly controlled entity or associate.
- No Group company, jointly controlled entity or associate has pension or life insurance obligations to any former or current member of the Board of Directors of Repsol YPF, S.A., except in the case of the Executive Chairman and the General Counsel whose remunerations, as Executive Directors, are governed by the obligations provided for in their contracts for services, which envisage a defined contribution system.

b. Due to the holding of executive posts and the discharge of executive duties

The monetary remuneration, fixed and variable, and compensation in kind (housing, etc.) earned in 2008 by the Board members who had an employment relationship with or discharged executive duties in the Group during the year totalled EUR 4.013 million, EUR 2.691 million corresponding to Antonio Brufau and EUR 1.322 million to Luis Suárez de Lezo.

Additionally, the pluriannual variable remuneration earned by Antonio Brufau, calculated on the basis of the degree to which targets of the Medium Term Incentives Program 2004-2007 for Executives are met, totalled EUR 0.850 million. The pluriannual variable remuneration earned by Luis Suárez de Lezo, as a participant of this program, totalled EUR 0.148 million.

These amounts do not include those indicated in the section "Due to retirement and disability insurance policies and contributions to pension plans and permanency awards" below.

c. Due to membership of the Boards of Directors of subsidiaries

The remuneration earned in 2008 by the members of the Board of Directors of Repsol YPF, S.A. in their capacity as directors of other Group companies, jointly controlled entities and associates amounted to EUR 0.464 million, according to the following details:

Euro

	YPF	Gas Natural	CLH	TOTAL
Antonio Brufau	94,833	265,650	–	360,483
Luis Suárez de Lezo	67,914	–	36,481	104,395

d. Due to third-party liability insurance premiums

The Board members are covered by the same third-party liability insurance policy as that covering all the directors and executives of the Repsol YPF Group.

238

G. OTHER INFORMATION OF INTEREST

e. Due to retirement and disability insurance policies and contributions to pension plans and permanency awards

The cost of retirement, disability and death insurance policies, and contributions to pension plan and the permanency awards, including the corresponding on account payments, if any, incurred by the company in relation to Board members who discharged executive duties at the Group during 2008 totalled EUR 2.680 million, of which EUR 2.423 million corresponded to antonio Brufau and EUR 0.257 million to luis suárez de lezo.

f. Incentives

In connection with the pluriannual variable remuneration for Board Members who hold executive duties, provisions were founded in 2008 amounted to EUR 0.866 million for Antonio Brufau and EUR 0.309 million for Luis Suárez de Lezo.

Board Members who not hold executive duties haven’t received pluriannual variable remuneration.

g. Indemnity payments to members of the Board of Directors

No director received any indemnity payment from Repsol YPF in 2008.

h. Transactions with Directors

Apart from the remuneration earned, the dividends corresponding to the shares they hold and, in the case of institutional outside directors, the transactions with significant shareholders, the directors of Repsol YPF did not perform any transaction other than in the normal course of business or other than on an arm’s-length basis with the company or with Group companies in 2008.

i. Related with Company’s profit

remuneration received by executive Board Members, as detailed under sections a., b. and c. of this note, amounted to .EUR.6165 million, 0.22% of net profit of the parent company.

4. note on section B.1.12.

The sum of EUR 12.926 million corresponding to the total remuneration of the top management includes the sums paid to executives indicated in section B.1.12.

The total remuneration indicated is not that accrued, but the sum actually received. This amount does not include the cost of contributions to pension plans, life insurance, contingent plans and award for permanency, which totalled EUR2.523 million

5. note on section C.2.

Commitments acquired correspond to sales commitments in force to date, net of purchases commitments.

Additionally to the related party transactions mentioned above, at close of the 2008 fiscal year the Group has another transactions .with la caixa Group, totalled EUR 1,686 million, which include short term investments in a sum of EUR 520 million, exchange rate hedging tools in a sum of EUR 216 million and interest rate hedging tools in a sum of 557 million.

Binding definition of independent director:

Indicate whether any of the independent directors have or have had any relationship with the company, its significant shareholders or its executives, which, if sufficiently significant or important, would have meant that the director could no longer be considered independent, pursuant to the definition set out in section 5 of the unified Good Governance code:

NO

This annual report on corporate governance was approved by the Board of Directors of the company on 25 February 2009.

Indicate whether any Directors have voted against or abstained in connection with the approval of this Report

NO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: May 18th, 2009	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer